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TABLE OF CONTENTS
REGAL CINEMAS CORPORATION INDEX TO FINANCIAL STATEMENTS

Filed pursuant to Rule 424(b)(3)
Registration No. 333-87930

PROSPECTUS
$350,000,000
REGAL CINEMAS CORPORATION
OFFER TO EXCHANGE ALL OF THE OUTSTANDING
$350,000,000 SERIES A 9 3/8% SENIOR SUBORDINATED NOTES DUE 2012
FOR
$350,000,000 SERIES B 9 3/8% SENIOR SUBORDINATED NOTES DUE 2012
THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

        We are offering to exchange all of our outstanding Series A 9 3/8% senior subordinated notes due 2012, which we refer to as the old notes, for our registered Series B 9 3/8% senior subordinated notes due 2012, which we refer to as the exchange notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are substantially identical to the terms of the old notes to be exchanged, except that the exchange notes have been registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and will not bear any legend restricting their transfer.

Material Terms of the Exchange Offer

  •
  The exchange offer will expire at 5:00 p.m., New York City time, on August 13, 2002, unless extended.
  •
  All old notes that are validly tendered and not validly withdrawn will be exchanged.
  •
  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.
  •
  If you fail to tender your old notes, you will continue to hold unregistered notes that you will not be able to transfer freely.
  •
  There is no established trading market for the exchange notes or the old notes. We do not intend to list the exchange notes on any securities exchange, and therefore no active public market is anticipated.
  •
  We will not receive any cash proceeds from the exchange offer.

        Participating in this exchange offer involves risks. See "Risk Factors" beginning on page 19.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make copies of this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        We are not making this exchange offer in any state or jurisdiction where it is not permitted.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is July 10, 2002.

TABLE OF CONTENTS

MARKET INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
THE REORGANIZATION
THE FORMATION OF REGAL ENTERTAINMENT AND EDWARDS TRANSACTION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDER
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF THE EXCHANGE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SUBSIDIARY GUARANTORS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

MARKET INFORMATION

        Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including the Motion Picture Association of America, or MPAA, and the National Association of Theatre Owners, or NATO) and analysts, and our knowledge of our revenues and markets.

i

PROSPECTUS SUMMARY

        The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in this prospectus. Unless the context otherwise requires, "the Company," "we," "us," "our" and "ourselves" refer to Regal Cinemas Corporation and its subsidiaries, including Regal Cinemas, Inc., on a consolidated basis, which includes Edwards Theatres, Inc. as of April 17, 2002. Unless the context otherwise requires, the statistical information set forth herein is as of December 27, 2001, and "Regal Cinemas," refers to Regal Cinemas, Inc. and its subsidiaries on a consolidated basis. Unless the context otherwise requires, "Edwards Theatres" refers to Edwards Theatres, Inc. and its subsidiaries on a consolidated basis.

Overview

        We are a leading motion picture exhibitor and operate the largest theatre circuit in the United States based on number of screens. As of December 27, 2001, our national, geographically diverse circuit consisted of 3,662 screens in 304 theatres in 31 states. After investing over $1.0 billion in capital expenditures since 1997, we believe that we have one of the most modern theatre circuits among major exhibitors of motion pictures. Since 1997, 55% of our screens have been built and 16% have been upgraded. Furthermore, 71% of our screens are located in theatres that feature stadium seating and digital sound. We believe that each of these measures is among the highest for major exhibitors of motion pictures. In addition, 82% of our screens are located in theatres with 10 or more screens, and our theatres have an average of 12 screens per location, which is well above an average of 5.5 screens per location for the North American motion picture exhibition industry overall.

        We completed a reorganization in January 2002 that has enabled us to improve our asset base, profitability, operating flexibility and balance sheet. At the time of our emergence from bankruptcy, our reorganization value was estimated to be $1,350 million. Since July 2000, we have conducted an extensive review of our theatre portfolio and closed 128 under-performing theatres representing 942 screens. In addition, we have renegotiated leases at over 50 of our continuing theatres and, as a result, we have obtained rent reductions or lease termination rights at them. The rent reductions will enable us to improve our profitability as we begin to realize their substantial benefits in 2002. The lease termination rights will provide us with additional operating flexibility to close theatres in locations in which competitive building may occur. If all of our rent reductions had been in effect throughout fiscal 2001, all of our theatres would have generated positive theatre-level cash flow for that year.

        We have been able to generate EBITDA margins that are consistently among the highest of major reporting exhibitors of motion pictures. From 1995 to 2000 and on a pro forma combined basis for the year ended December 27, 2001, we generated the highest EBITDA margins among major reporting exhibitors of motion pictures. For the year ended December 27, 2001, on a pro forma combined basis, we generated total revenues, EBITDA and EBITDA margin of $1,456.3 million, $275.5 million and 18.9%, respectively. For the quarter ended March 28, 2002, on a pro forma combined basis, we generated total revenues, EBITDA and EBITDA margin of $398.4 million, $95.9 million and 24.1%, respectively.

Our Industry

        Overview.    The domestic motion picture exhibition industry has historically maintained steady growth in revenues and attendance. Since 1965, total box office revenues have grown at a compound annual growth rate of approximately 6%, and annual attendance has grown to approximately 1.5 billion attendees. The industry has been relatively unaffected by downturns in the economic cycle, with total box office revenues and attendance growing in three of the last five recessions. In 2001, total box office revenues increased for the tenth consecutive year, rising approximately 10% to $8.4 billion, and attendance grew approximately 5% to 1.5 billion attendees.

        Recent History.    During the past few years, the domestic motion picture exhibition industry underwent a period of extraordinary new theatre construction and re-screening of older theatres. From 1996 to 1999, the number of screens increased at a compound annual growth rate of approximately 8%, which was more than double the industry's screen growth rate of approximately 3.5% from 1965 to 1995. The aggressive building strategies undertaken by exhibitors resulted in intensified competition in once stable markets and rendered many older theatres obsolete more rapidly than anticipated. This effect, together with the fact that many older theatres were under long-term, non-cancelable leases, created an oversupply of screens, which caused both attendance per screen and revenue per screen to decline. Most major exhibitors used extensive debt financing to fund their expansion efforts and experienced significant financial challenges in 1999 and 2000.

        In 2000 and 2001, substantially all of the major exhibitors of motion pictures reduced their expansion plans and implemented screen rationalization plans to close under-performing theatres. During this period, the number of screens declined by approximately 1,800. This screen count rationalization has benefited exhibitors as patrons of closed theatres have migrated to remaining theatres, thereby increasing industry-wide attendance per screen and operating efficiencies.

        The recent industry expansion was primarily driven by major exhibitors upgrading their asset bases to an attractive megaplex format that typically included 10 or more screens per theatre and adding enhanced features such as stadium seating, improved projection quality and superior sound systems. From 1996 to 1999, the five largest motion picture exhibitors spent over $4.1 billion on capital expenditures to expand and upgrade their theatre circuits. As a result of the extensive capital investment over the last several years, we believe the capital expenditures needed to maintain these modern theatres will be modest.

        We believe that another evolution of theatre formats beyond the current megaplex is unlikely to occur in the foreseeable future. We believe theatres larger than the current 10 to 18 screen megaplex are not able to generate attractive returns in most locations because of the substantial market suitability requirements to generate a level of profitability similar to the current megaplex format. In addition, for the foreseeable future we do not believe that additional major amenities will be required to meaningfully enhance the moviegoing experience. Consequently, we believe major exhibitors have reduced capital spending and the rate of new screen growth substantially.

        Current Market Opportunities.    We believe that domestic motion picture exhibition industry attendance and box office revenues will grow and motion picture exhibitors will benefit from the following opportunities:

  •
  Theatres Are Critical to the Economic Success of Films. Movie theatres are the primary initial distribution channel for new film releases, and the theatrical success of a film is often the most important factor in establishing its value in the home video, cable television, broadcast television, international and other film distribution channels. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues. According to MPAA, movie studios have increased marketing expenditures per new film at a compound annual growth rate of approximately 10% since 1995. Greater marketing expenditures per film benefit exhibitors by promoting increased attendance.
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  Extension of Movie Release Calendar Reduces Seasonality. Distributors have increasingly staggered new releases over more weekends as opposed to opening multiple movies on the same weekend or saving major releases for only a few holiday weekends. This trend has reduced the seasonality of box office revenues by spreading attendance over an extended period of time, which we believe benefits exhibitors by increasing admissions and concessions revenues.
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  Increased Breadth of Films Released. We believe increases in box office revenues are partially being driven by an increase in the breadth of films released rather than by the success of a few major "hits." Box office revenues from the top 10 grossing movies as a percentage of annual total box office revenues have declined from an average of 29% during 1990 through 1992 to an average of 27% during 1999 through 2001. This increased breadth of films released benefits exhibitors by expanding the demographic base of moviegoers and generating greater attendance at a wider variety of movies as opposed to attracting patrons to only a few major releases.

  •
  Affordable and Increasingly Attractive Form of Entertainment. We believe that patrons are attending movies more frequently because of convenience, affordability and attractive pricing compared to other forms of out-of-home entertainment. The average price per patron continues to compare favorably to alternatives such as concerts and sporting events. Since 1991, average movie ticket prices have increased at a compound annual growth rate of only 3%, while ticket prices for professional sporting events and concerts have increased at approximately three times that rate. Over the same time period, per capita movie attendance has grown from 4.5 to 5.3 times per year.
  •
  Opportunities for Consolidation. Larger, professionally managed theatre operators can leverage economies of scale as they assume quality theatres operated by smaller theatre chains that still comprise much of the industry.

Competitive Strengths

        We believe that the following competitive strengths position us well for future growth:

        Market Leader.    We are a leading motion picture exhibitor and operate the largest theatre circuit in the United States with 3,662 screens. We operate a national, geographically diverse platform with 304 theatres in 31 states. We believe that the size and scope of our theatre circuit is a significant competitive advantage for obtaining film licensing rights for commercially popular films, negotiating long-term concessions contracts and generating economies of scale. In addition, we believe that we are well positioned to capitalize on favorable attendance trends and increasing box office revenues due to our size and geographic diversity.

        Superior Operations Management Drives Relatively Higher Margins.    Our management team has developed a proven operating philosophy focused on efficient operations and strict cost controls at both the corporate and theatre levels. At the corporate level, we are able to leverage our size and operational expertise to achieve economies of scale in film licensing, concessions purchasing and marketing. At the theatre level, we devote significant attention to cost controls through the use of detailed management reports, and we base a significant portion of theatre management's compensation on profitability. Our multiscreen theatres are designed to increase profitability by optimizing revenues per square foot generated by the facility and reducing the cost per square foot of operating the theatres. As a result, we generate among the highest EBITDA margin and EBITDA per screen of reporting major exhibitors of motion pictures. For the year ended December 27, 2001, and the quarter ended March 28, 2002, on a pro forma combined basis, we achieved an EBITDA margin of 18.9% and 24.1% and generated EBITDA per screen of approximately $64,200 and $22,500, respectively.

        Conservative Capital Structure.    As a result of the reorganization of Regal Cinemas and the transactions described under "The Formation of Regal Entertainment and Edwards Transaction," we have substantially reduced our leverage, closed under-performing theatres and successfully lowered our fixed costs. We believe that, as the result of the reduction of $15.0 million in total liabilities at Edwards Theatres for preferred stock and common stock of Edwards Theatres and $1,631.5 million in total liabilities at Regal Cinemas for $181.1 million of cash and common stock of Regal Cinemas and the elimination of accumulated deficits resulting from the reorganization of Regal Cinemas, we have one of the most conservative capital structures among major exhibitors of motion pictures as demonstrated by our pro forma combined stockholders' equity of $661.4 million at March 28, 2002 (net of accumulated deficit caused by the redemption of preferred stock). We believe that we possess greater operating and financial flexibility than many of our competitors because of our successful reorganization, completed screen rationalization program and more conservative capital structure. Our operating and financial flexibility position us well to capitalize on favorable industry trends and consolidation opportunities that may arise in the future.

        Strong Free Cash Flow.    We believe we will generate significant free cash flow as a result of our high margins relative to our competitors, conservative capital structure and limited maintenance capital expenditure requirements. After investing over $1.0 billion in capital expenditures since 1997, we believe our theatre circuit is one of the most modern in the industry and we do not expect to require significant reinvestments in order to maintain our operations. In 2002, we intend to invest less than the approximately $68.0 million in capital expenditures we are limited to under our senior credit facilities. As a result of these limited capital expenditures and our strong cash from operations, we expect to generate significant free cash flow.

        Quality Portfolio of Multiscreen Theatres.    We believe moviegoers choose our multiscreen theatres because they offer a high quality moviegoing experience by providing improved services and amenities such as a wider variety of films and show times, stadium seating, improved projection quality and superior sound systems. After investing over $1.0 billion in capital expenditures since 1997, we believe that we have one of the most modern theatre circuits among major exhibitors of motion pictures. Since 1997, 55% of our screens have been built and 16% have been upgraded, and 71% of our screens are located in theatres that feature stadium seating and digital sound. In addition, we are well diversified and not dependent on only a few strong theatres to generate our revenues.

        Proven Ability to Integrate Acquisitions.    We have acquired 11 theatre circuits since 1995. We have proven our ability to enhance revenues and realize operating efficiencies through the successful integration of acquisitions. We are generally able to achieve immediate cost savings at acquired theatres and improve their profitability through the application of our consolidated purchasing function and supplier contracts and through the centralization of other operating functions.

        Reorganizations Formed a Stronger Circuit with More Flexibility.    Our theatre operations have recently completed reorganizations that have enabled us to improve our asset base and profitability. Regal Cinemas eliminated its historical stockholders' deficit, through a revaluation of its assets, liabilities and equity, by utilizing reorganization and purchase accounting adjustments that became available to Regal Cinemas after it emerged from bankruptcy and after Anschutz acquired its controlling equity interest in Regal Cinemas. Additionally, the bankruptcy reorganizations enabled our theatre operations to selectively close under-performing locations and negotiate rent reductions and lease termination rights. As a result, we have enhanced our operational flexibility and created competitive advantages over other theatre operators that have not entered or completed a bankruptcy reorganization process. At the same time, we are continuing to address significant claims against Edwards Theatres and Regal Cinemas that arose in connection with their bankruptcy proceedings. Several of these claims may prove to result in significant payments to the claimants. We have recorded liabilities for these claims of $78.8 million at March 28, 2002. To the extent these claims are allowed by the bankruptcy court, they will be funded with $28.1 million of restricted cash that has been set aside, cash on hand, cash flow from operations or borrowings under our revolving credit facility.

        Leading Access to First-Run Films.    As of December 27, 2001, approximately 86% of our screens were located in film licensing zones in which we were the sole exhibitor. Being the sole exhibitor in a film licensing zone provides us with access to all films distributed by major distributors and eliminates our need to compete for films in that zone. As the sole exhibitor in a particular zone, we can exhibit all commercially successful films on our screens, subject to a successful negotiation with the distributor, and have the ability to compete for attendance generated from successful films.

        Experienced Management Team.    We have a highly experienced management team at both the corporate and theatre levels. Our senior management team has an average of 16 years of experience in the motion picture exhibition industry. Management has demonstrated the ability to generate growth and successfully integrate the acquisition of large and small theatre circuits while maintaining effective cost controls. Our success has been proven by our ability to generate EBITDA margins that are consistently among the highest of major exhibitors of motion pictures.

Business Strategy

        Our business strategy is to continue to enhance our leading position in the motion picture exhibition industry. Key elements of our strategy include:

        Pursue Conservative Growth Opportunities.    Currently we plan to open only one new theatre in 2002. However, as conditions permit we will expand our theatre circuit to capitalize on favorable attendance trends by entering into underserved markets and by selectively adding new screens and upgrading existing theatres.

        Pursue Selective Acquisitions.    We will selectively pursue acquisitions that enhance our market position, improve our consolidated operating results and can be integrated rapidly into our existing theatre circuit.

        Maintain Effective Cost Controls.    We intend to utilize our centralized decision-making model to continue to reduce purchasing costs for concessions, film licensing rights and advertising, particularly at newly developed or acquired theatres. Through the use of detailed management reports and other cost control tools, we will also continue to closely monitor theatre-level costs and to utilize performance-based compensation practices to encourage effective cost control.

        Sustain Patron Satisfaction and Quality Control.    We will continue to emphasize patron satisfaction and promote patron loyalty by continuously seeking to provide an enhanced moviegoing experience.

Reorganization of Regal Cinemas

        Pursuant to Regal Cinemas' plan of reorganization, which was confirmed on December 7, 2001, the holders of debt under its former senior credit facilities exchanged a portion of their claims in respect of Regal Cinemas' senior debt of approximately $725.0 million for 100% of the newly-issued common stock of Regal Cinemas. These investors exchanged their shares of Regal Cinemas for our shares immediately following Regal Cinemas' reorganization and emergence from bankruptcy, which occurred in January 2002. For a more detailed discussion of Regal Cinemas' plan of reorganization, see "The Reorganization."

        These investors were led by The Anschutz Corporation, which we refer to in this prospectus, along with Anschutz Company and its subsidiaries, as Anschutz, and the Principal Activities Group of Oaktree Capital Management, LLC, which we refer to in this prospectus as Oaktree's Principal Activities Group. Anschutz manages investments on behalf of Philip F. Anschutz. Founded in 1995, Oaktree Capital Management, LLC is a premier alternative investment firm that manages in excess of $20.0 billion in assets. Oaktree's Principal Activities Group manages in excess of $2.0 billion in capital.

        Anschutz and Oaktree's Principal Activities Group have extensive experience in the motion picture exhibition industry and a track record of successful "control" investments, including traditional private equity transactions and restructurings. Anschutz and Oaktree's Principal Activities Group have been instrumental in restructuring other exhibitors that have filed for Chapter 11 protection, including United Artists Theatre Circuit, Inc., which emerged from bankruptcy in March 2001, and Edwards Theatres, which emerged from bankruptcy in September 2001. Prior to and during the reorganizations of United Artists Theatre Circuit, Inc., Regal Cinemas and Edwards Theatres, Anschutz acquired claims of creditors of United Artists Theatre Circuit, Inc., and Anschutz and Oaktree's Principal Activities Group acquired claims of creditors of Regal Cinemas and Edwards Theatres that allowed Anschutz to actively negotiate the terms upon which each company would emerge from reorganization.

Formation of Regal Entertainment

        On April 12, 2002, through a series of transactions that we refer to as the formation of Regal Entertainment, we, Edwards Theatres and Regal CineMedia Corporation, which we refer to in this prospectus as Regal CineMedia, became wholly owned subsidiaries of Regal Entertainment and United Artists Theatre Company became approximately a 90%-owned subsidiary of Regal Entertainment. Anschutz holds approximately 80% and Oaktree's Principal Activities Group holds approximately 17% of the voting stock of Regal Entertainment. Unless the context otherwise requires, "Regal Entertainment" refers to Regal Entertainment Group and its wholly owned subsidiaries on a consolidated basis.

        The following organizational chart shows the relationships among Regal Entertainment Group and its direct and indirect subsidiaries included in the chart:

Edwards Transaction

        On April 17, 2002, Regal Cinemas acquired the capital stock of Edwards Theatres from Regal Entertainment Holdings, Inc., a subsidiary of Regal Entertainment, which we refer to as Regal Entertainment Holdings, for approximately $272.5 million. Because we are under common control with Edwards Theatres, this transaction has been accounted for as a contribution of Edwards Theatres to us by Regal Entertainment Holdings, and as such has been accounted for at the cost basis of Edwards Theatres. Regal Cinemas used a combination of debt and cash on hand to consummate the Edwards Transaction. The debt consisted of approximately $150 million of our senior subordinated notes issued in April 2002.

        Edwards Theatres is a leading motion picture exhibitor operating 47 theatres and 554 screens in California, 3 theatres and 49 screens in Idaho and 2 theatres and 47 screens in Texas. We believe that Edwards Theatres' asset base is characterized by high quality, modern theatres with dominant market presence in southern California. After spending over $200 million in capital expenditures since 1997 and emerging from bankruptcy reorganization in September 2001, Edwards Theatres has one of the most modern circuits in the industry, and we believe Edwards Theatres does not require significant reinvestments in order to maintain its operations. Since 1997, 65% of Edwards Theatres' screens have been built or upgraded. Furthermore, 78% of their screens are located in theatres that feature stadium seating and digital sound, 86% of their screens are located in theatres with 10 or more screens and their theatres have an average of 12.5 screens per location.

        On a historical basis for fiscal 2001, Edwards Theatres generated total revenue, EBITDA and EBITDA margin of $352.0 million, $53.3 million and 15.1%. In addition, Edwards Theatres generates EBITDA per screen that is among the highest of reporting major exhibitors of motion pictures. For fiscal 2001, Edwards Theatres generated EBITDA per screen of approximately $82,000.

        We believe that Edwards Theatres' theatre circuit will strengthen our position in markets in which we currently have limited presence, improve the overall quality of our theatre circuit and expand our customer base. On a pro forma combined basis at March 28, 2002, we operated 4,267 screens in 350 theatres, in 34 states. 73% of our screens are located in theatres that feature stadium seating and digital sound, 83% of our screens are located in theatres with 10 or more screens and our theatres have an average of 12.1 screens per location. For the fiscal year ended December 27, 2001 on a pro forma combined basis, we generated total revenues, EBITDA and EBITDA margin of $1,456.3 million, $275.5 million and 18.9%. We believe we can generate cost savings and operating synergies as we integrate Edwards Theatres into our existing business. We expect to realize these cost savings primarily from the reduction of cost of concessions and general and administrative costs related to the elimination of redundant operations.

Ratio of Earnings to Fixed Charges

        The ratios of earnings to fixed charges for Regal Cinemas for the nine week period ended March 28, 2002 was 2.7x, and its deficiency of earnings to fixed charges for the year ended December 27, 2001 was $193.6 million.

Other Information

        Our executive offices are located at 7132 Regal Lane, Knoxville, Tennessee 37918. Our telephone number is (865) 922-1123.

        The term "pro forma combined" assumes the closing of the transaction described under "The Reorganization," the closing of the transactions under "The Formation of Regal Entertainment and Edwards Transaction," the elimination of operating results for theatres rejected or closed in connection with the bankruptcy reorganization of Edwards Theatres and other bankruptcy related items and the effects of the offering of the old notes and use of proceeds from the offering of the old notes including the redemption of Edwards Theatres' preferred stock and the repayment of Edwards Theatres' bank and subordinated debt. Our results of operations for or as of the end of any year refer to the fiscal year of Regal Cinemas ended or ending on the Thursday closest to December 31. Certain information contained in this prospectus is provided as of December 27, 2001, the end of the 2001 fiscal year of Regal Cinemas.

Summary of the Terms of the Exchange Offer

Issuer	$1,000 principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered.
Resale
Based upon interpretations by the staff of the SEC set forth in no-action letters of Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), we believe that exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:
• are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;
• are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;
• acquired the exchange notes other than in the ordinary course of your business; or
• have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 13, 2002, unless we in our sole discretion, extend it. We refer to this date, as it may be extended, as the expiration date.
Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See "The Exchange Offer—Conditions to the Exchange Offer."

Procedure for Tendering Old Notes
If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus. If you are a person holding the old notes through The Depository Trust Company and wish to accept the exchange offer, you must do so through The Depository Trust Company's Automated Tender Offer Program, by which you will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, you will be making a number of important representations to us as described under "The Exchange Offer—Purpose and Effect."

We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer—Terms of the Exchange Offer."
Special Procedures for Beneficial Owners
If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.
Guaranteed Delivery Procedures
If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under "Exchange Offer—Guaranteed Delivery Procedures."
Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.
Acceptance of Old Notes and Delivery of Exchange Notes
Subject to customary conditions, we will accept old notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.
Consequence of Failure to Exchange
Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. Unless we are required by the registration rights agreements to file a "shelf" registration statement, generally we will have no further obligation to provide for registration under the Securities Act of such old notes.

Registration Rights Agreement; Effect on Holders
We sold the old notes in a private placement in reliance on Section 4(2) of the Securities Act. The old notes were immediately resold by the initial purchasers in reliance on Rule 144A and Regulation S under the Securities Act. On each of January 29, 2002 and April 17, 2002, we entered into a registration rights agreement with the initial purchasers of the old notes requiring us to make this exchange offer. The registration rights agreements also require us to:
• use our best efforts to cause the registration statement filed with respect to the exchange offer to be declared effective by July 13, 2002; and
• consummate the exchange offer no later than 30 business days after the registration statement has been declared effective.
See "The Exchange Offer—Purpose and Effect." If we do not do so, liquidated damages will be payable on the old notes.
Material United States Federal Income Tax Consequences
The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See "Material United States Federal Income Tax Consequences."
Exchange Agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer.
Use of Proceeds	We will not receive any proceeds from the exchange offer.

Summary of the Terms of the Exchange Notes

        The exchange offer relates to the exchange of up to $350 million principal amount of exchange notes for up to an equal principal amount of old notes. The form and terms of the exchange notes are substantially identical to the form and terms of the old notes, except the exchange notes will be registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the old notes (which they replace). The old notes and the exchange notes are governed by the same indenture.

Issuer	Regal Cinemas Corporation
Notes Offered	$350 million principal amount of Series B 9 3/8% senior subordinated notes due 2012
Maturity Date	February 1, 2012
Interest Rate and Payment Dates	Interest on the exchange notes will accrue at the rate of 9 3/8% per annum from January 29, 2002 payable semiannually in cash in arrears on each February 1 and August 1, commencing on August 1, 2002.
Optional Redemption
On or after February 1, 2007, we may redeem the exchange notes at the redemption prices listed in "Description of the Exchange Notes—Optional Redemption." On or prior to February 1, 2005, we may redeem up to 35% of the exchange notes with the proceeds of certain public equity offerings at the price specified in "Description of the Exchange Notes—Optional Redemption."
Change of Control
If we experience a change of control, holders of the exchange notes will have the right to require us to repurchase the exchange notes at a purchase price of 101% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of the repurchase. See "Description of the Exchange Notes—Repurchase at the Option of Holders."
Ranking	The exchange notes and the guarantees will rank:
• junior to all of our and our subsidiary guarantors' existing and future senior indebtedness, including our senior credit facilities;
• equally with any of our and our subsidiary guarantors' existing and future senior subordinated indebtedness; and
• senior to all of our and our subsidiary guarantors' existing and future subordinated indebtedness.
The exchange notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries that are not guarantors of the exchange notes.

As of March 28, 2002, on a pro forma combined basis, we and the subsidiary guarantors had approximately $270.0 million of term credit facilities outstanding and approximately $104.2 million of lease financing arrangements and other long-term debt outstanding.

Guarantees
The exchange notes will be jointly and severally guaranteed on an unsecured, full and unconditional senior subordinated basis by all our existing wholly owned domestic subsidiaries and by all our future domestic restricted subsidiaries. United Artists Theatre Company, which is not one of our subsidiaries, is not a guarantor of the exchange notes.
Covenants	We will issue the exchange notes under an indenture with U.S. Bank National Association, as trustee. The indenture governing the exchange notes will, among other things, restrict our ability to:
	•	incur additional indebtedness;
	•	make distributions or certain other restricted payments;
	•	grant liens;
	•	create dividend and other payment restrictions affecting our subsidiaries;
	•	sell certain assets or merge with or into other companies; and
	•	enter into transactions with affiliates.
For more details, see "Description of the Exchange Notes—Certain Covenants."
Registration Rights; Liquidated Damages
In connection with the offering of the old notes, we granted registration rights to holders of the old notes. We agreed to consummate an offer to exchange the old notes for the related series of exchange notes and to take other actions in connection with the exchange offer by the dates specified in the registration rights agreements. In addition, under certain circumstances, we may be required to file a shelf registration statement to cover resales of the old notes held by you.

If we fail to take these actions with respect to the old notes by the dates specified in the registration rights agreements, we will pay liquidated damages to each holder of the old notes at a rate of 0.25% with respect to the first 90-day period immediately following the occurrence of the first registration default. The rate of liquidated damages will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum liquidated damages rate of 2.0% per annum. Following the cure of all registration defaults, the accrual of liquidated damages will cease.

Form of Notes
The exchange notes to be issued in the exchange offer will be represented by one or more global securities deposited with U.S. Bank National Association for the benefit of Depository Trust Company, or DTC. You will not receive exchange notes in certificated form unless one of the events set forth under the heading "Description of the Exchange Notes—Form of Exchange Notes" occurs. Instead, beneficial interests in the exchange notes to be issued in the exchange offer will be shown on, and transfer of these interests will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Risk Factors

        Investing in the notes involves risks. You should refer to the section entitled "Risk Factors" for an explanation of the material risks of participating in the exchange offer and investing in the notes.

Summary Historical and Unaudited Pro Forma Combined Financial Data

        The summary historical and unaudited pro forma combined financial data set forth below were derived from the consolidated financial statements of Regal Cinemas and Edwards Theatres.

        We were formed in January 2002. Upon Regal Cinemas' emergence from bankruptcy reorganization, the holders of Regal Cinemas' common stock exchanged their shares in the reorganized Regal Cinemas for our shares. As a result of this transaction, Regal Cinemas became our wholly owned subsidiary.

        The unaudited pro forma combined statements of operations data assumes that each of the following occurred at the beginning of Regal Cinemas' fiscal periods:

  •
  the elimination of operating results for theatres rejected or closed in connection with the bankruptcy reorganization of Regal Cinemas;
  •
  the acquisition by Anschutz of the controlling equity interests of Regal Cinemas;
  •
  the borrowings under our $270.0 million senior credit facility and our issuance of $200.0 million principal amount of senior subordinated notes on Regal Cinemas' emergence from bankruptcy and our use of proceeds therefrom;
  •
  the elimination of direct costs and other items associated with Regal Cinemas' bankruptcy reorganization;
  •
  the contribution to us of Edwards Theatres in the Edwards transaction;
  •
  our issuance of $150 million principal amount of senior subordinated notes on April 17, 2002 and our use of proceeds therefrom including the redemption of Edwards Theatres preferred stock and the repayment of Edwards Theatres bank and subordinated debt;
  •
  the contribution of our shares by our stockholders to Regal Entertainment and the exchange of options and the related basis adjustment to our financial statements reflecting Regal Entertainment's purchase accounting; and
  •
  the elimination of operating results for theatres rejected or closed in connection with the bankruptcy reorganization of Edwards Theatres and other bankruptcy related adjustments.

        The unaudited pro forma combined balance sheet data assumes that each of the following occurred as of March 28, 2002:

  •
  the contribution to us of Edwards Theatres in the Edwards transaction;
  •
  our issuance of $150 million principal amount of senior subordinated notes on April 17, 2002 and our use of proceeds therefrom including the redemption of Edwards Theatres preferred stock and the repayment of Edwards Theatres bank and subordinated debt; and
  •
  the contribution of our shares by our stockholders to Regal Entertainment and the exchange of options and the related basis adjustment to our financial statements reflecting Regal Entertainment's purchase accounting.

        All of the pro forma adjustments are based on available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma combined statement of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the pro forma financial statements. The unaudited pro forma combined financial statements do not purport to represent what our results of operations or financial position would actually have been had the combination occurred on the date indicated, or to project our results of operations or financial position for any future period. The pro forma combined statement of operations does not reflect any synergies or other operating benefits that may be realized from the integration of the operations of these entities nor does it include any pro forma adjustments or reduction in rent or other occupancy costs resulting from certain lease amendments entered into in connection with the bankruptcy proceedings. For financial reporting purposes, the inception date of the Reorganized Company is deemed to be January 24, 2002. As such, operating results and financial position for periods subsequent to January 24, 2002 are herein referred to as the "Reorganized Company" and for all periods ending on or prior to January 24, 2002 as the "Predecessor Company." In order to provide a meaningful basis of comparing the quarters ended March 28, 2002 and March 29, 2001 for purposes of the following tables and discussion, the operating results of the Reorganized Company for the nine weeks ended March 28, 2002 have been combined with the operating results of Predecessor Company for the four weeks ended January 24, 2002 (collectively referred to as "Combined Company") and are compared to the operating results of Regal Cinemas for the quarter ended March 29, 2001. Depreciation, amortization and certain other line items included in the operating results of Combined Company are not comparable between periods as the four weeks ended January 24, 2002 and the quarter ended March 29, 2001 of the Predecessor Company do not include the effects of fresh-start and purchase accounting adjustments. The combining of reorganized and predecessor periods is not in accordance with accounting principles generally accepted in the United States of America.

        The summary historical and pro forma financial data set forth below should be read in conjunction with, and are qualified in their entirety by, the "The Reorganization," "The Formation of Regal Entertainment and Edwards Transaction," "Capitalization," "Unaudited Pro Forma Combined Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and the consolidated financial statements of Regal Cinemas and Edwards Theatres and the respective notes thereto included elsewhere in this prospectus.

		Regal Cinemas Corporation
			Historical Combined 13 Weeks Ended March 28, 2002(5)
	Regal Cinemas, Inc.
		Pro Forma Combined Year Ended December 27, 2001
	Historical Year Ended December 27, 2001			Pro Forma Combined 13 Weeks Ended March 28, 2002
	(Dollars in millions, except Operating Data)
Statement of Operations Data:
Revenues:
Admissions	$799.8	$1,011.9	$212.3	$276.9
Concessions	321.3	396.4	85.0	109.0
Other	44.5	48.0	10.6	12.5

Total revenues	1,165.6	1,456.3	307.9	398.4
Operating income (loss)	(7.6)	123.2	55.7	64.9
Other Financial Data:
EBITDA(1)	$216.2	$275.5	$76.5	$95.9
EBITDA margin(2)	18.5%	18.9%	24.8%	24.1%
Interest expense	$174.2	$62.9	$16.5	$15.3
Ratio of earnings to fixed charges	—	1.3x	—	2.0x
Deficiency of earnings to fixed charges	$193.6	—	$215.2	—
Cash flows from (used in) operating activities(4)	$152.0	$215.6	$(53.6)	$16.0
Cash flows used in investing activities(4)	(23.3)	(54.7)	(8.6)	(7.4)
Operating Data:
Theatres at period end	304	353	298	350
Screens at period end	3,662	4,288	3,617	4,267
Average screens per theatre	12.0	12.1	12.1	12.2
Attendance (in millions)	142.3	174.4	37.2	47.2
Average ticket price	$5.62	$5.80	$5.71	$5.87
Average concessions per patron	$2.26	$2.27	$2.28	$2.31
	As of March 28, 2002
	Regal Cinemas Corporation Historical	Regal Cinemas Corporation Pro Forma Combined
	(In millions)
Balance Sheet Data:
Property and equipment, net	$1,174.5	$1,464.9
Total assets	1,392.4	1,672.3
Total debt(3)	574.2	724.2
Shareholders' equity	618.2	661.4

(1)
EBITDA represents operating income (loss) from continuing operations before depreciation and amortization expense, (loss) gain on disposal of operating assets, loss on impairment of assets, theatre closing costs, lease exit and restructure costs, legal and professional fees related to restructuring and merger and recapitalization expenses. We have included EBITDA in this data because we believe it to be a measure commonly used by investors to analyze and compare companies in our industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with generally accepted accounting principles for purposes of analyzing our profitability or liquidity.

  EBITDA as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        EBITDA is calculated as follows:

		Regal Cinemas Corporation
			Historical Combined 13 Weeks Ended March 28, 2002(5)
	Regal Cinemas, Inc.
		Pro Forma Combined Year Ended December 27, 2001
	Historical Year Ended December 27, 2001			Pro Forma Combined 13 Weeks Ended March 28, 2002
	(In millions)
Operating income (loss)	$(7.6)	$123.2	$55.7	$64.9
Depreciation and amortization	91.0	103.2	19.3	26.3
(Gain) loss on disposal of operating assets	21.4	5.6	(0.7)	(0.7)
Loss on impairment of assets	78.5	43.5	0.5	0.5
Theatre closing costs	12.1	—	0.2	0.3
Legal and professional fees-restructuring related	20.8	—	1.5	4.6

EBITDA	$216.2	$275.5	$76.5	$95.9

(2)
Defined as EBITDA as a percentage of total revenues.
(3)
Pursuant to Emerging Issues Task Force ("EITF") Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction," we have recorded as balance sheet obligations approximately $99.4 million at December 27, 2001 and $99.1 million at March 28, 2002 of lease financing arrangements. EITF No. 97-10 is applicable to entities involved on behalf of an owner-lessor with the construction of an asset. For certain of our new theatre sites built in fiscal years 1999, 2000 and 2001, we were considered the owner (for accounting purposes) of the theatre during the construction period. In accordance with EITF No. 97-10, we were required to record the balance sheet obligations when the construction of the theatre was completed resulting in lease payments being recorded as interest expense and principal reduction rather than rent expense. Pursuant to the indenture under which these notes have been issued, we account for these leases as operating leases. As a result, payments in respect of these lease financing arrangements are treated as rent expense rather than interest expense and principal reduction under the indenture governing the notes. This treatment reduces our "Consolidated EBITDA" (as defined in the indenture) and our "Consolidated Fixed Charges" (as defined in the indenture), increasing our ability to incur indebtedness under the indenture's "Consolidated Coverage Ratio."
(4)
Represents the historical cash from operating and investing activities of Regal Cinemas and Edwards Theatres as adjusted for operating results for rejected or closed theatres in connection with these entities' bankruptcy reorganizations and the elimination of reorganization costs and certain interest and other payments associated with the reorganizations, calculated as follows:

	Year Ended December 27, 2001		Thirteen Weeks Ended March 28, 2002
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from operating activities	Cash flows from investing activities
	(In millions)
Regal Cinemas, Inc., historical(5)	$152.0	$(23.3)	$(53.6)	$(8.6)
Edwards Theatres, historical	13.6	(36.4)	(7.6)	1.2

	165.6	(59.7)	(61.2)	(7.4)
Elimination of operating results for rejected and closed theatres and the elimination of reorganization costs and certain interest and other payments associated with these entities' bankruptcy reorganizations	50.0	5.0	77.2	—

Pro forma cash flow	$215.6	$(54.7)	$16.0	$(7.4)

        We have not provided information regarding cash flow from financing activities as we believe this information would not be meaningful because of the significant effects of the bankruptcy reorganizations.

(5)
Represents the combination of the four weeks ended January 24, 2002 (Predecessor Company) and the nine weeks ended March 28, 2002 (Reorganized Company). The combination of these amounts are for comparative purposes but are not in accordance with accounting principles generally accepted in the United States of America.

RISK FACTORS

        An investment in the notes involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus, before deciding to participate in the exchange offer. The factors set forth below, however, are generally applicable to the old notes as well as the exchange notes.

Risks Relating to Our Business

We operate in a competitive environment.

        The motion picture exhibition industry is fragmented and highly competitive, particularly with respect to film licensing, attracting patrons and finding new theatre sites. Theatres operated by national and regional circuits and by smaller independent exhibitors compete with our theatres. The number of U.S. screens over the past several years has increased as theatre companies have constructed new theatres and re-screened older theatres. These building strategies have resulted in intensified competition in once stable markets and rendered many older theatres obsolete more rapidly than anticipated. This effect, together with the fact that many older theatres were under long-term, non-cancelable leases, created an oversupply of screens, which caused both attendance per screen and revenues per screen to decline. If similar developments in the motion picture exhibition industry occur again, our results of operations may be adversely affected.

        Although we expect a decline in the number of screens industry-wide, our competitors from time-to-time may build new theatres or screens in areas in which we operate, which may result in excess capacity in those areas and hurt attendance at our theatres. Moviegoers are generally not brand conscious and usually choose a theatre based on its location, the films showing there and its amenities.

An increase in the use of alternative film delivery methods may drive down movie theatre attendance and limit ticket prices.

        We also compete with other movie delivery vehicles, including cable television, downloads via the Internet, video disks and cassettes, satellite and pay-per-view services. Further, new technologies for movie delivery (such as video on demand) could have a material adverse effect on our business and results of operations. We also compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants.

Failure to integrate our operations may result in operating losses or reduce our profits.

        Regal Cinemas acquired Edwards Theatres from Regal Entertainment Holdings. Our success as a national motion picture exhibitor will depend in large part on our ability to integrate the operations and employees of Edwards Theatres. The success of our business model will depend on our ability to build on the strengths of Edwards Theatres and to centralize many of our business functions. To achieve that, we will be closing the Edwards Theatres executive offices and moving the theatre management operations to Regal Cinemas' offices in Knoxville, Tennessee. We will have to expend substantial managerial, operational, financial and other resources to integrate this business. We will also need to expand the theatre management operations of Regal Cinemas to cover a much more geographically diverse theatre circuit than in the past. It may take us longer than anticipated to integrate the operations and employees of Edwards Theatres and implement our business model, or we may fail to successfully complete the integration. Failure to integrate Edwards Theatres successfully may result in significant operating inefficiencies. In addition, delays in the successful completion of the integration would delay our ability to benefit from cost savings and increased operating efficiencies, including the negotiation of long-term concession contracts. Consequently, a delay or failure of our integration efforts could prevent us from achieving or maintaining profitability or from attaining the level of profitability we hope to achieve.

Development of digital technology will increase our capital expenses.

        The industry is in the early stages of conversion from film based media to electronic based media. There are a variety of constituencies associated with this anticipated change that may significantly affect industry participants, including content providers, distributors, equipment providers and exhibitors. Should the conversion process rapidly accelerate, we may have to raise additional capital to finance the conversion costs associated with this potential change. The additional capital necessary may not, however, be available to us on attractive terms. Furthermore, it is impossible to accurately predict how the roles and allocation of costs between various industry participants will change if the industry changes from physical media to electronic media.

The oversupply of screens in the motion picture exhibition industry and other factors caused several major movie theatre circuits to reorganize under the United States Bankruptcy Code, which may make it difficult for us to borrow or access the capital markets in the future.

        Since 1999, several major theatre exhibition companies, including Edwards Theatres and Regal Cinemas, have filed for bankruptcy. One significant cause of those bankruptcies was the emphasis by theatre circuits on the development of large megaplexes in recent years. The strategy of aggressively building megaplexes was adopted throughout the industry and generated significant competition and resulted in an oversupply of screens in the North American exhibition industry. The oversupply of screens, increased construction, rent and occupancy costs and other factors, including a downturn in attendance in 2000, caused significant liquidity pressures throughout the motion picture exhibition industry. We and other theatre circuits experienced impairment write-offs, losses on theatre dispositions and downward adjustment of credit ratings and defaults under loan agreements. These factors may make it difficult for us to borrow money or access the capital markets.

The bankruptcy reorganizations of Regal Cinemas and Edwards Theatres could harm our business, financial condition and results of operations.

        Within the last 12 months, each of Regal Cinemas and Edwards Theatres has emerged from reorganization under Chapter 11 of the United States Bankruptcy Code. Regal Cinemas and Edwards Theatres have certain claims from these bankruptcy reorganizations that remain unsettled and are subject to ongoing negotiation and possible litigation. We have recorded liabilities for these claims of $55.2 million (net of estimated cost of $23.6 million) as of March 28, 2002. The final amounts paid in connection with these claims could materially exceed our current estimates, which could reduce our profitability or cause us to incur losses that would affect the trading market for the notes. In addition, the past inability of Regal Cinemas and Edwards Theatres to meet their obligations that resulted in their filing for bankruptcy protection, or the perception that we may not be able to meet our obligations in the future, could adversely affect our ability to obtain adequate financing, or our relationships with our customers and suppliers, as well as our ability to retain or attract high-quality employees.

We depend on motion picture production and performance.

        Our ability to operate successfully depends upon a number of factors, the most important of which are the availability and appeal of motion pictures, our ability to license motion pictures and the performance of such motion pictures in our markets. We mostly license first-run motion pictures, which have increasingly benefited from the marketing efforts of the major studios. Poor performance of, or any disruption in the production of (including by reason of a strike), or our access to, these motion pictures, or a reduction in the marketing efforts of the major studios, could hurt our business and results of operations. In addition, a change in the type and breadth of movies offered by studios may adversely affect the demographic base of moviegoers.

We depend on our relationship with film distributors.

        The film distribution business is highly concentrated, with nine major film distributors reportedly accounting for 93% of admissions revenues and 48 of the 50 top grossing films during 2000. Our business depends on maintaining good relations with these distributors. In addition, we are dependent on our ability to negotiate commercially favorable licensing terms for first-run films. A deterioration in our relationship with any of the nine major film distributors could affect our ability to negotiate film licenses on favorable terms or our ability to obtain commercially successful films and, therefore, could hurt our business and results of operations.

We are subject to regulatory restraints that prohibit us from entering into long-term contracts with major film distributors.

        The distribution of motion pictures is, in large part, regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from those cases, to which we are not a party, bind certain major motion picture distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term contracts with major distributors.

Our results of operations fluctuate on a seasonal basis.

        Our revenues are usually seasonal because of the way the major film distributors release films. Generally, the most marketable movies are released during the summer and the holiday season. An unexpected "hit" film during other periods can alter the traditional trend. The timing of movie releases can have a significant effect on our results of operations, and our results of operations for one quarter are not necessarily indicative of our results of operations for any other quarter.

A prolonged economic downturn could materially affect our business.

        We depend on consumers voluntarily spending discretionary funds on leisure activities. Motion picture theater attendance may be affected by prolonged, negative trends in the general economy that adversely affect consumer spending, including such trends resulting from terrorist attacks on the United States. Any reduction in consumer confidence or disposable income in general may affect the demand for motion pictures or severely affect the motion picture industry, which, in turn, could adversely affect our operations.

We depend on our senior management.

        Our success depends upon the retention of our senior management, including Michael L. Campbell, our Chief Executive Officer. We cannot assure you that we would be able to find qualified replacements for the individuals who make up our senior management if their services were no longer available. The loss of services of one or more members of the senior management team could have a material adverse effect on our business, financial condition and results of operations. Our senior management also serve as management of Regal Entertainment and, therefore, their efforts will be divided between us and Regal Entertainment's other theatre circuit operators, including United Artists Theatre Circuit. We do not currently maintain key-man life insurance for any of our employees.

The interests of the controlling stockholders of Regal Entertainment may conflict with your interests.

        Anschutz and Oaktree's Principal Activities Group beneficially own approximately 97% of the voting equity of Regal Entertainment. Regal Entertainment owns 100% of the capital stock of Regal Entertainment Holdings, which in turn owns 100% of our capital stock. Messrs. Philip F. Anschutz,

Craig D. Slater, Michael F. Bennet, B. James Ford and Stephen A. Kaplan, members of our Board of Directors, are also either directors or members of senior management of these equity holders. Therefore, if they vote together, they will have the indirect power to control all matters submitted to our stockholders, elect all of our directors and exercise control over our business, policies and affairs. Moreover, Regal Entertainment and Oaktree's Principal Activities Group or their affiliates have significant holdings in other motion picture exhibitors that may compete with us in certain markets. They may in the future combine our company with one or more of their other holdings. In connection with such a combination, we may undertake additional financing including debt financing. We cannot assure you that these equity holders will not take actions that may benefit their other holdings to our detriment or that the interests of these equity holders and Regal Entertainment generally will not otherwise conflict with your interests.

Risks Related to the Exchange Notes and Our Structure

Our substantial lease and debt obligations could impair our financial condition and our ability to fulfill our debt obligations.

        We have substantial lease and debt obligations. For the quarter ended March 28, 2002, on a pro forma combined basis, we would have had total rent expense and interest expense of approximately $42.6 million and $15.3 million, respectively. On this basis, we would have had consolidated total debt of $724.2 million as of March 28, 2002. Subject to the restrictions in our senior credit facilities and the indenture governing the notes, we may incur significant additional debt, including in connection with acquisitions, for which there are significant exceptions in the restrictions contained in our senior credit facilities, which may be secured or senior to the notes.

        Our substantial lease and debt obligations could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  require us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

  •
  place us at a competitive disadvantage compared to our competitors that have proportionately less lease and debt obligations.

        If we are unable to meet our lease and debt service obligations, we could be forced to restructure or refinance these obligations and seek additional equity financing or sell assets. We may be unable to restructure or refinance these obligations and obtain additional equity financing or sell assets on satisfactory terms or at all.

Our ability to generate the cash needed to service our lease and debt obligations depends on certain factors beyond our control.

        The future success of our operations will, in large part, dictate our ability to make scheduled payments on, and satisfy our obligations under, our leases and debt, including our debt incurred under our senior credit facilities and the notes. Our future operating performance will be affected by general economic, competitive, market, business and other conditions, many of which are beyond our control. To the extent we are not able to meet our obligations under our leases and debt, we will be required to restructure or refinance them, seek additional equity financing or sell assets. We may not be able to restructure or refinance our leases or debt, obtain additional financing or sell assets on satisfactory terms or at all.

Our ability to repay the notes and our other debt depends on cash flow from our subsidiaries.

        We are a holding company whose only material assets are its ownership interests in its subsidiaries. Consequently, we depend on distributions or other inter-company transfers of funds from our subsidiaries to meet our debt service and other obligations, including with respect to the notes. Our non-guarantor subsidiaries are not obligated to make funds available to us for payment on the notes. We cannot assure you that the operating results of our subsidiaries will be sufficient to enable us to make payments on the notes.

Your right to receive payments on the notes and full and unconditional, joint and several guarantees of those notes is subordinated to our senior debt.

        Payment on the notes will be subordinated in right of payment to all of our senior debt, including our senior credit facilities. Payment on the full and unconditional, joint and several guarantee of each subsidiary guarantor of the notes will be subordinated in right of payment to that subsidiary guarantor's senior debt, including its guarantee of our senior credit facilities. Upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of senior debt will be entitled to be paid in full, in cash, before any payment may be made on the notes or the full and unconditional, joint and several subsidiary guarantees, as the case may be. In these cases, we or a subsidiary guarantor, as the case may be, may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior debt and, due to the turnover provisions in the indenture, less ratably than the holders of unsubordinated obligations, including trade payables. In addition, all payments on the notes and the related full and unconditional, joint and several guarantees will be blocked in the event of a payment default on designated senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on designated senior debt.

        As of March 28, 2002, on a pro forma combined basis, the notes and the related full and unconditional, joint and several guarantees would have been subordinated to approximately $270.0 million of term credit facilities, and $100.0 million of additional senior debt would have been available for borrowing under the revolving portion of our senior credit facilities. In addition, the indenture for the notes and our senior credit facilities permit us, subject to specified limitations, to incur additional debt, some or all of which may be senior debt.

        Any future secured indebtedness, whether of ours or any of the subsidiary guarantors, would effectively rank senior to the notes and the full and unconditional, joint and several subsidiary guarantees.

The indenture for the notes and our senior credit facilities impose significant operating and financial restrictions that may limit our ability to operate our business.

        The indenture for the notes and our senior credit facilities impose significant operating and financial restrictions on us. As the term EBITDA is defined in the senior credit facilities, we cannot permit, at the end of each applicable fiscal quarter:

  •
  our ratio of consolidated total debt to consolidated EBITDA to exceed the ratio of (a) 3.75 to 1 for the first through third fiscal quarters in 2002, (b) 3.50 to 1 for the fourth fiscal quarter in 2002 through the third fiscal quarter in 2004 and (c) 3.25 to 1 for the fourth fiscal quarter in 2004 through the fourth fiscal quarter in 2007 and thereafter;

  •
  our ratio of consolidated EBITDA plus consolidated rent expense to interest plus rent expense to be less than 1.50 to 1 for any period of four consecutive fiscal quarters;

  •
  our ratio of consolidated senior debt to consolidated EBITDA to exceed the ratio of (a) 2.65 to 1 for the first through the third fiscal quarters in 2002, (b) 2.40 to 1 for the fourth fiscal quarter 2002 through the third fiscal quarter in 2003, (c) 2.15 to 1 from the fourth fiscal quarter in 2003 through the third fiscal quarter in 2004, (d) 2.00 to 1 from the fourth fiscal quarter in 2004 through the third fiscal quarter in 2005, (e) 1.75 to 1 from the fourth fiscal quarter in 2005 through the fourth fiscal quarter in 2007 and thereafter;

  •
  our ratio of consolidated adjusted debt to consolidated EBITDA plus consolidated rent expense to exceed the ratio of (a) 5.75 to 1 for the first fiscal quarter in 2002 through the third fiscal quarter in 2002, (b) 5.50 to 1 for the fourth fiscal quarter in 2002 through the third fiscal quarter in 2004 and (c) 5.25 to 1 for the fourth fiscal quarter in 2004 through the fourth fiscal quarter in 2007 and thereafter; and

  •
  our capital expenditures as a percentage of the prior year's EBITDA to exceed 25% for fiscal 2002 and up to 35% for each year thereafter.

        The indenture also imposes restrictions on our ability to, among other things:

  •
  incur additional indebtedness;

  •
  make distributions or make certain other restricted payments;

  •
  incur liens;

  •
  incur dividend and other payment restrictions affecting our subsidiaries;

  •
  sell certain assets or merge with or into other companies; and

  •
  enter into transactions with affiliates.

        These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our senior credit facilities require us to maintain specified financial ratios and to satisfy certain financial covenants. We may be required to take action to reduce our debt or act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in economic and business conditions in the markets in which we operate, may affect our ability to do so. We may not be able to meet these ratios or satisfy these covenants and we cannot assure you that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior credit facilities would prevent us from borrowing additional money under the facility and could result in a default under it. If a default occurs under any of our debt, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, to be immediately due and payable and proceed against substantially all of our assets, which will serve as collateral securing the debt. Moreover, if the lenders under a facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a default under other debt. If all or any part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it.

We may not be able to finance a change of control offer required by the indenture.

        Upon a change of control (as defined under the indenture governing the notes) you may require us to offer to purchase all of the exchange notes then outstanding at prices set forth in "Description of the Exchange Notes—Repurchase at the Option of Holders." If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price of the exchange notes, and we expect that we would require third-party financing to do so. We cannot assure you that we would be able to obtain this financing on satisfactory terms or at all. In addition, our senior credit facilities will restrict our ability to repurchase the exchange notes, including pursuant to an offer in connection with a change of control. A change of control may result in an event of default under our senior credit facilities that would allow the holders of that debt to issue a payment blockage and may cause the acceleration of other debt that may be senior to the notes. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that could constitute a change of control under the indentures.

Issuance of the notes and the full and unconditional, joint and several guarantees may be subject to fraudulent conveyance laws.

        Under applicable provisions of the United States Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if at the time the issuer of the notes incurred the debt evidenced by the exchange notes, or a subsidiary guarantor incurred the debt evidenced by its full and unconditional, joint and several guarantee, as the case may be, it either:

  •
  incurred the debt with the intent to hinder, delay or defraud creditors; or

  •
  received less than reasonably equivalent value or fair consideration for incurring the debt, and

  •
  were insolvent at the time of incurrence;

  •
  were rendered insolvent by reason of the incurrence (and the application of the proceeds thereof);

  •
  were engaged or were about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they matured;

then, in each case, a court of competent jurisdiction could (1) void, in whole or in part, the exchange notes or the full and unconditional, joint and several guarantees of such subsidiary guarantor, as the case may be, and direct the repayment of any amounts paid thereunder to other creditors, (2) subordinate the exchange notes or the full and unconditional, joint and several guarantees of such subsidiary guarantor, as the case may be, to our obligations to other existing and future creditors or (3) take other actions detrimental to the holders of the notes.

        The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in each case. On the basis of financial and other information, recent operating history and other factors, we believe that the old notes were, the exchange notes are, and the full and unconditional, joint and several subsidiary guarantees are being incurred for proper purposes and in good faith and that each of the issuer of the exchange notes and the subsidiary guarantors (1) is solvent and will continue to be solvent after issuance of the exchange notes, (2) has sufficient capital for carrying on of its business and (3) will be able to pay its debts as they mature.

If you fail to exchange your old notes, they will continue to be restricted securities and may become less liquid.

        Old notes that you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities. You may not offer or sell untendered old notes except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue exchange notes in exchange for the old notes pursuant to the exchange offer only following the satisfaction of procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the old notes and of a properly completed and duly executed letter of transmittal.

        Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old note tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights and your old notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for any old notes could be adversely affected.

There may be no active trading market for the exchange notes to be issued in the exchange offer.

        The exchange notes are a new issue of securities for which there is not an established market. We cannot assure you with respect to:

  •
  the liquidity of any market for the exchange notes that may develop;

  •
  your ability to sell exchange notes; or

  •
  the price at which you will be able to sell the exchange notes.

        If a public market were to exist, the exchange notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to list the exchange notes to be issued to you in the exchange offer on any securities exchange or to seek approval for quotations through any automated quotation system. No active market for the exchange notes is currently anticipated.

Broker-dealers or holders of the notes may become subject to the registration and prospectus delivery requirements of the Securities Act

        Any broker-dealer that:

  •
  exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes; or

  •
  resells exchange notes that were received by it for its own account in the exchange offer,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery provisions of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

        In addition to broker-dealers, any holder of old notes that exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery provisions of the Securities Act in connection with any resale transaction by that holder.

THE REORGANIZATION

        In May 1998, Regal Cinemas was recapitalized by an investor group. The aggregate purchase price paid by the investor group was approximately $1.2 billion, and Regal Cinemas incurred approximately $775.0 million of debt in connection with that recapitalization.

        In the years following the recapitalization, the motion picture exhibition industry experienced a period of extraordinary new theatre expansion and re-screening of older theatres. From 1998 to 2000, Regal Cinemas invested over $870.0 million in capital expenditures financed primarily through additional debt. As a result, Regal Cinemas had nearly $2.0 billion in principal amount of debt at December 28, 2000. In 2000, Regal Cinemas generated EBITDA of $181.0 million, which resulted in a total debt to EBITDA ratio of 11.0 to 1 at December 28, 2000. As a result of this leverage, in the fourth quarter of 2000, Regal Cinemas defaulted under certain financial covenants contained in its former senior credit facilities and its equipment financing facilities.

        In October 2001, Regal Cinemas filed a prepackaged plan of reorganization, which we refer to as the Plan, pursuant to which the holders of debt under Regal Cinemas' former senior credit facilities agreed to exchange certain of their pre-petition claims in respect of Regal Cinemas' senior debt of approximately $725.0 million for 100% of its newly-issued common stock. Other principal terms of the Plan included:

  •
  cash payment in full of all principal and accrued and unpaid interest existing under Regal Cinemas' former senior credit facility for all those holders of that debt who did not agree to exchange that debt for newly-issued common stock;

  •
  reinstatement, surrender of collateral in respect of or cash payment in full of all other secured claims, relating primarily to Regal Cinemas' former equipment financing facility;

  •
  satisfaction and retirement of Regal Cinemas' outstanding subordinated debt by a cash payment equal to approximately 20% of the par amount outstanding; and

  •
  distributions to the holders of general unsecured claims of 100% of such holder's allowed claim.

        The Plan was confirmed on December 7, 2001, and Regal Cinemas emerged from bankruptcy on January 29, 2002 with Anschutz having acquired a controlling equity interest.

        As a result of the restructuring of our balance sheet, we have reduced our long-term debt from approximately $2.0 billion as of December 28, 2000, to approximately $724.2 million as of March 28, 2002, on a pro forma combined basis. In addition, consolidated interest expense was approximately $180.0 million in 2000 compared to approximately $62.9 million and $15.3 million for the year ended December 27, 2001 and the quarter ended March 28, 2002, respectively, on a pro forma combined basis.

        In addition to restructuring our balance sheet, we engaged in a rigorous theatre-by-theatre review of our theatre portfolio and implemented a portfolio rationalization program to enhance our theatre-level profitability. Since July 2000, we closed 128 theatres with an aggregate of 942 screens. In addition, we renegotiated leases at over 50 of our continuing theatres and, as a result, obtained rent reductions or lease termination rights at them. We refer to Regal Cinemas' reorganization under the Plan as the Reorganization.

        Upon the emergence of Regal Cinemas from the Reorganization, those holders of Regal Cinemas' newly issued common stock exchanged their shares of common stock in the reorganized Regal Cinemas for our shares. As a result of this transaction, Regal Cinemas became our subsidiary.

THE FORMATION OF REGAL ENTERTAINMENT AND EDWARDS TRANSACTION

Formation of Regal Entertainment

        On April 12, 2002 Regal Entertainment issued shares of its Class B common stock to Anschutz in exchange for Anschutz's controlling equity interests in us, United Artists Theatre Company, Edwards Theatres and Regal CineMedia. Oaktree's Principal Activities Group exchanged its capital stock of us and Edwards Theatres for shares of Class B common stock of Regal Entertainment. All other stockholders of United Artists Theatre Company, Edwards Theatres and Regal CineMedia party to an exchange agreement with Regal Entertainment received Class A common stock of Regal Entertainment in exchange for our capital stock and the capital stock of United Artists Theatre Company, Edwards Theatres and Regal CineMedia. As a result of these contributions and exchanges, we, Edwards Theatres and Regal CineMedia became wholly owned subsidiaries of Regal Entertainment and United Artists Theatre Company became approximately a 90% owned subsidiary of Regal Entertainment. Anschutz holds approximately 80% and Oaktree's Principal Activities Group holds approximately 17% of the voting stock of Regal Entertainment.

        Also on April 12, 2002, in connection with these contributions and exchanges, the holders of our outstanding options received replacement options to purchase 6,544,596 shares of Regal Entertainment's Class A common stock at prices ranging from $4.44 to $12.87 per share.

Edwards Transaction

        On April 17, 2002, Regal Cinemas acquired the capital stock of Edwards Theatres from Regal Entertainment Holdings for approximately $272.5 million. Because we are under common control with Edwards Theatres, the Edwards Transaction has been accounted for as a contribution of Edwards Theatres to us by Regal Entertainment Holdings, and as such has been accounted for at the cost basis of Edwards Theatres. Regal Cinemas used a combination of debt and cash on hand to consummate the Edwards Transaction. The debt consisted of approximately $150 million of our senior subordinated notes issued in April 2002.

        Edwards Theatres is a leading motion picture exhibitor operating 47 theatres and 554 screens in California, 3 theatres and 49 screens in Idaho and 2 theatres and 47 screens in Texas. We believe that Edwards Theatres' asset base is characterized by high quality, modern theatres with dominant market presence in southern California. After spending over $200 million in capital expenditures since 1997, Edwards Theatres has one of the most modern circuits in the industry and we believe Edwards Theatres does not require significant reinvestments in order to maintain its operations. Since 1997, 65% of Edwards Theatres' screens have been built or upgraded. Furthermore, 78% of their screens are located in theatres that feature stadium seating and digital sound, 86% of their screens are located in theatres with 10 or more screens and their theatres have an average of 12.5 screens per location.

        On a historical basis for fiscal 2001, Edwards Theatres generated total revenue, EBITDA and EBITDA margin of $352.0 million, $53.3 million and 15.1%. In addition, Edwards Theatres generates EBITDA per screen that is among the highest of reporting major exhibitors of motion pictures. For fiscal 2001, Edwards Theatres generated EBITDA per screen of approximately $82,000.

        We believe that Edwards Theatres' theatre circuit will strengthen our position in markets in which we currently have limited presence, improve the overall quality of our theatre circuit and expand our customer base. On a pro forma combined basis at March 28, 2002, we operated 4,267 screens in 350 theatres in 34 states. 73% of our screens are located in theatres that feature stadium seating and digital sound, 83% of our screens are located in theatres with 10 or more screens and our theatres have an average of 12.1 screens per location. For the fiscal year ended December 27, 2001 on a pro forma combined basis, we generated total revenues, EBITDA and EBITDA margin of $1,456.3 million, $275.5 million and 18.9%. For the quarter ended March 28, 2002, on a pro forma combined basis, we generated total revenues, EBITDA and EBITDA margins of $398.4 million, $95.9 million, and 24.1%, respectively. We believe we can generate cost savings and operating synergies as we integrate Edwards Theatres into our existing business. We expect to realize these cost savings primarily from the reduction of cost of concessions and general and administrative costs related to the elimination of redundant operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" based on our current expectations, assumptions, estimates and projections about our business and our industry. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, some of which are beyond our control.

        Specific factors that might cause actual results to differ from our expectations and that may affect our ability to pay timely amounts due under the notes or that may affect the value of the notes include, but are not limited to:

  •
  reduced attendance at movies generally, a reduction in the number or diversity of popular movies released or an inability to successfully license and exhibit popular films;

  •
  competitive pressures from other motion picture exhibitors;

  •
  increased costs of operation, such as increased film licensing costs, rising cost of concessions or increases in hourly wages;

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  adverse determinations in lawsuits to which we are a party or legal or regulatory actions under laws that substantially affect our business, such as the Americans with Disabilities Act;

  •
  failure to successfully integrate our existing businesses or businesses that we acquire in the future;

  •
  reduced marketing of films by movie studios;

  •
  increased capital expenditures caused by a change in consumer preferences for our current megaplex format;

  •
  a change in the cost of attending movies relative to alternative forms of entertainment;

  •
  reduced access to first run films as a result of competitors entering into a film licensing zone in which we are currently a sole exhibitor;

  •
  our dependence upon motion picture production and performance and our relationships with film distributors;

  •
  the seasonal fluctuations of our results of operations;

  •
  our substantial debt and lease obligations;

  •
  the availability and adequacy of our cash flow to meet our requirements, including payments of amounts due under the notes; or

  •
  our recent emergence from reorganization pursuant to the provisions of Chapter 11 of the United States Bankruptcy Code.

        If any of these events, or other events that we do not currently foresee, actually occur, our results of operations could differ materially from those anticipated in the forward-looking statements. Various factors more fully described under the heading "Risk Factors" and elsewhere in this prospectus could cause our results to differ from those forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. In addition, we have no general duty to publicly update forward-looking statements, even if new information becomes available or other events occur in the future.

        This prospectus contains information regarding market share, market position and industry data pertaining to our business based on data and reports compiled by industry professional organizations and analysts, and our knowledge of our revenues and markets. Although we believe these sources are reliable, we have not independently verified this market data. This market data includes projections that are based on a number of assumptions. If any one or more of those assumptions turns out to be incorrect, actual results may differ materially from the projections based on these assumptions.

THE EXCHANGE OFFER

Purpose and Effect

        Concurrently with the sale of the old notes on January 29, 2002 and April 17, 2002, we entered into a registration rights agreement with the initial purchasers of the old notes, each of which requires us to file the registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreements further provide that we must cause the registration statement to be declared effective by July 13, 2002 and must consummate the exchange offer no later than 30 business days after the registration statement has been declared effective.

        Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. Copies of the registration rights agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreements does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreements. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreements. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

        In order to participate in the exchange offer, a holder must represent to us, among other things, that:

  •
  the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

  •
  the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

  •
  the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  •
  the holder is not an "affiliate" of ours, as defined under Rule 405 under the Securities Act.

        Under certain circumstances specified in the registration rights agreements, we may be required to file a "shelf" registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

        Based on an interpretation by the staff of the SEC set forth in no-action letters of Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

  •
  is our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

  •
  acquired the exchange notes other than in the ordinary course of the holder's business; or

  •
  the holder has an arrangement with any person to engage in the distribution of the exchange notes.

        Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution." Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC staff's interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on August 13, 2002, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

        The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

        This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934. You do not have any appraisal or dissenters' rights in connection with the exchange offer under the Delaware General Corporation Law or the indenture.

        We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to U.S. Bank National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading "—Conditions to the Exchange Offer" or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the expiration date unless the exchange offer is extended.

        Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The expiration date shall be 5:00 p.m., New York City time, on August 13, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. We refer to this date, as it may be extended, as the expiration date. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

  •
  to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under "—Conditions to Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

  •
  to amend the terms of the exchange offer in any manner.

        In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

        Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under "—Book-Entry Transfer," to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

  •
  certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

  •
  a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the old notes, if that procedure is available, into the exchange agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "—Exchange Agent" prior to the expiration date.

        Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

        The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner's old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 unless old notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Registration Instruction" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

        If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the old notes.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

        In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under "—Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By tendering, you will be representing to us that, among other things:

  •
  the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

  •
  you are not engaging in and do not intend to engage in a distribution of the exchange notes;

  •
  you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and

  •
  you are not our "affiliate," as defined under Rule 405 of the Securities Act.

        In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely Book-Entry Confirmation of such old notes into the exchange agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those nonexchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer such old notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under "—Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

        The Depository Trust Company's Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company's communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

        If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder's old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

  •
  the tender is made through an eligible guarantor institution;

  •
  prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

  •
  specify the name of the person having deposited the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any such old notes are to be registered, if different from that of the person having deposited the old notes to be withdrawn.

        All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange, but that are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under "—Procedures for Tendering" at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

        All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail: U.S. Bank National Association 180 East Fifth Street St. Paul, MN 55101 Attention: Specialized Finance Group-4th Floor Reference: Regal Cinemas Corporation	By Hand Delivery or Overnight Courier U.S. Bank National Association 180 East Fifth Street St. Paul, MN 55101 Attention: Specialized Finance Group-4th Floor Reference: Regal Cinemas Corporation	By Facsimile (Eligible Institutions Only) U.S. Bank National Association (651) 244-1537 Attention: Specialized Finance Group-4th Floor Reference: Regal Cinemas Corporation

For Information or Confirmation by Telephone: (800) 934-6802

        Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Accounting Treatment

        We will not recognize any gain or loss for accounting purposes upon consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes under generally accepted accounting principles.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreements. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal number of outstanding old notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the old notes. The outstanding old notes surrendered in exchange for the exchange notes will be retired and marked as cancelled and cannot be reissued.

        The gross proceeds from the initial offering of $200.0 million of old notes, along with borrowings of $270.0 million under our senior credit facilities and cash then on hand, were used to make the distributions provided for under Regal Cinemas' plan of reorganization, including repayment of Regal Cinemas' old senior credit facilities, payments to Regal Cinemas' bondholders and holders of general unsecured claims, and redemptions of equipment financings, and to pay related fees and expenses. See "The Reorganization."

        The gross proceeds from the second offering of $150.0 million of old notes and cash then on hand were used to consummate the Edwards Transaction and to pay related fees and expenses. See "The Formation of Regal Entertainment and Edwards Transaction—Edwards Transaction."

CAPITALIZATION

        The following table shows our capitalization at March 28, 2002 on a historical and on a pro forma combined basis. The pro forma combined presentation includes:

  •
  the contribution to us of Edwards Theatres in the Edwards Transaction;

  •
  our issuance of $150 million principal amount of senior subordinated notes on April 17, 2002 and our use of proceeds therefrom including the redemption of Edwards Theatres' preferred stock and the repayment of Edwards Theatres' bank and subordinated debt; and

  •
  the contribution of our shares by our stockholders to Regal Entertainment and the exchange of options and the related basis adjustment to our financial statements reflecting Regal Entertainment's purchase accounting.

	As of March 28, 2002
	Historical	Pro Forma Combined
	(in millions)
Total debt:
Revolving credit facilities(1)	$—	$—
Term credit facilities	270.0	270.0
Senior subordinated notes	200.0	350.0
Lease financing arrangements	99.1	99.1
Other	5.1	5.1

Total debt	574.2	724.2

Total stockholders' equity	618.2	661.4

Total capitalization	$1,192.4	$1,385.6

(1)
As of June 19, 2002, Regal Cinemas had $100.0 million of available borrowings under its senior credit facility.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

        The unaudited pro forma combined financial statements were derived from the consolidated financial statements of Regal Cinemas and Edwards Theatres. We were formed in January 2002. Upon Regal Cinemas emergence from bankruptcy, the stockholders of Regal Cinemas exchanged their shares of common stock in the reorganized Regal Cinemas for shares of our common stock. As a result of this transaction, Regal Cinemas became our wholly owned subsidiary. The unaudited pro forma combined financial statements represent our formation and the bankruptcy reorganization of Regal Cinemas, the contribution of Edwards Theatres to us and Edwards Theatres' bankruptcy reorganization and the estimated effects the use of proceeds from our issuance of $150 million principal amount of senior subordinated notes.

        The unaudited pro forma combined balance sheet data assumes that each of the following occurred as of March 28, 2002:

  •
  the contribution to us of Edwards Theatres in the Edwards transaction;
  •
  our issuance of $150 million principal amount of senior subordinated notes issued on April 17, 2002 and our use of proceeds therefrom including the redemption of Edwards Theatres preferred stock and the repayment of Edwards Theatres bank and subordinated debt; and
  •
  the contribution of our shares by our stockholders to Regal Entertainment and the exchange of options and the related basis adjustment to our financial statements reflecting Regal Entertainment's purchase accounting.

        The unaudited pro forma combined statements of operations data assumes that each of the following occurred at the beginning of Regal Cinemas' fiscal periods:

  •
  the elimination of operating results for theatres rejected or closed in connection with the bankruptcy reorganization of Regal Cinemas;
  •
  the acquisition by Anschutz of the controlling equity interests of Regal Cinemas;
  •
  the borrowings under our $270.0 million senior credit facility and our issuance of $200.0 million principal amount of senior subordinated notes on Regal Cinemas' emergence from bankruptcy and our use of proceeds therefrom;
  •
  the elimination of direct costs and other items associated with Regal Cinemas' bankruptcy reorganization;
  •
  the contribution to us of Edwards Theatres in the Edwards transaction;
  •
  our issuance of $150 million principal amount of senior subordinated notes issued on April 17, 2002 and the use of proceeds therefrom including the redemption of Edwards Theatres preferred stock and the repayment of Edwards Theatres bank and subordinated debt;
  •
  the contribution of our shares by our stockholders to Regal Entertainment and the exchange of options and the related basis adjustment to our financial statements reflecting Regal Entertainment's purchase accounting; and
  •
  the elimination of operating results for theatres rejected or closed in connection with the bankruptcy reorganization of Edwards Theatres and other bankruptcy related adjustments.

        All of the pro forma adjustments are based on available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma combined statement of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the pro forma financial statements. The unaudited pro forma combined financial statements do not purport to represent what our results of operations or financial position would actually have been had the combination occurred on the date indicated, or to project our results of operations or financial position for any future period. The unaudited pro forma combined statement of operations does not reflect any synergies or other operating benefits that may be realized from the integration of the operations nor does it include any pro forma adjustments or reduction in rent or other occupancy costs resulting from certain lease amendments entered into in connection with the bankruptcy proceedings. For financial reporting purposes, the inception date of the Reorganized Company is deemed to be January 24, 2002. As such, operating results and financial position for periods subsequent to January 24, 2002 are herein referred to as the "Reorganized Company" and for all periods ending on or prior to January 24, 2002 as the "Predecessor Company."

        The pro forma financial data set forth below should be read in conjunction with, and are qualified in their entirety by, the "The Reorganization," "The Formation of Regal Entertainment and Edwards Transaction," "Capitalization," "Unaudited Pro Forma Combined Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Regal Cinemas and Edwards Theatres and the respective notes thereto included elsewhere in this prospectus.

REGAL CINEMAS CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of March 28, 2002

	Regal Cinemas Corporation (1)	Edwards Theatres Historical (2)	Edwards Theatres Pro Forma Adjustments (3)	Contribution of Edwards Theatres and Formation of Regal Entertainment (4)	April 2002 Note Offering (5)	Pro Forma Combined
	(in millions)
Assets
Current assets:
Cash and Cash Equivalents	$156.0	$38.5	$—	$(302.5)	$155.8	$47.8
Restricted Cash	—	23.6	(23.6)	—	—	—
Accounts receivable	2.6	0.6	—	—	—	3.2
Construction receivables	1.6	—	—	—	—	1.6
Inventories	2.9	1.1	—	—	—	4.0
Prepaid and other current assets	23.1	8.4	—	—	—	31.5
Assets held for sale	5.2	—	—	—	—	5.2

Total current assets	191.4	72.2	(23.6)	(302.5)	155.8	93.3
Property and equipment, net	1,174.5	290.4	—	—	—	1,464.9
Goodwill, net of accumulated amortization	1.0	—	33.0	52.1	—	86.1
Other assets	25.5	—	—		2.5	28.0

Total assets	$1,392.4	$362.6	$9.4	$(250.4)	$158.3	$1,672.3

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Current maturities of long-term obligations	$15.7	$14.7	$—	$(14.7)	$—	$15.7
Accounts payable	47.4	23.2	—	—	—	70.6
Accrued expenses	61.4	23.3	—	—	3.0	87.7
Bankruptcy related liabilities and claims	46.9	31.9	(23.6)	—	—	55.2

Total current liabilities	171.4	93.1	(23.6)	(14.7)	3.0	229.2
Long term obligations, less current maturities:
Revolving and term credit facilities	259.6	—	—	—	—	259.6
Senior subordinated notes	200.0	10.6	—	(10.6)	150.0	350.0
Other debt	—	165.3	—	(165.3)	—	—
Capital lease obligations	1.5	—	—	—	—	1.5
Lease financing arrangements	97.4	—	—	—	—	97.4
Other liabilities	2.0	23.6	—	—	5.3	30.9
Deferred tax liability	42.3	—	—	—	—	42.3

Total liabilities	774.2	292.6	(23.6)	(190.6)	158.3	1,010.9
Redeemable preferred stock	—	47.1	—	(47.1)	—	—
Total shareholders' equity (deficit)	618.2	22.9	33.0	(12.7)	—	661.4

Total liabilities and shareholders' equity (deficit)	$1,392.4	$362.6	$(9.4)	$(250.4)	$158.3	$1,672.3

(See Accompanying Notes to Unaudited Pro Forma Combined Balance Sheet)

REGAL CINEMAS CORPORATION
NOTES TO UNAUDITED PRO FORMA
COMBINED BALANCE SHEET
As of March 28, 2002

(1)
Represents the historical financial position of Regal Cinemas Corporation as of March 28, 2002.

(2)
Represents the historical financial position of Edwards Theatres as of March 28, 2002 as adjusted for the purchase accounting adjustments relating to the acquisition of a controlling equity interest in Edwards Theatres by Anschutz.

(3)
Represents pro forma adjustments to reflect (i) the acquisition of additional minority interests in Edwards Theatres purchased by Anschutz subsequent to December 27, 2001, (ii) the acquisition of the minority interest in Edwards Theatres held by the remaining shareholders of Edwards Theatres for shares of Regal Entertainment, and (iii) the payment of certain bankruptcy claims at March 28, 2002. The equity contributions have been reflected at fair value with any difference between fair value and the related minority interest liability reflected, on a preliminary basis, as goodwill in the combined pro forma balance sheet.

(4)
Represents the redemption of the preferred stock of Edwards Theatres held by non-Anschutz investors, repayment of the subordinated debt of Edwards Theatres held by non-Anschutz investors, the repayment of outstanding bank debt of Edwards Theatres and the settlement of certain obligations to Anschutz and funds retained by Regal Entertainment. See "Certain Transactions." Details of these transactions are as follows (in millions):

Total cash paid	$302.5
Redemption of preferred stock of Edwards Theatres-non-Anschutz investors	(27.6)
Repayment of subordinated debt of Edwards Theatres-non-Anschutz investors	(2.4)
Repayment of the outstanding bank debt	(180.0)

Settlement of certain obligations to Anschutz and funds retained by Regal Entertainment	$92.5

  Also reflects the contribution of our shares by our stockholders to Regal Entertainment and the exchange of options and the related basis adjustment to our financial statements reflecting Regal Entertainment's purchase accounting.

(5)
Represents the net proceeds of $155.8 million received from the offering of $150.0 million principal amount of our senior subordinated notes issued on April 17, 2002 as follows:

Principal amount of senior notes	$150.0
Premium received on placement of debt non-current	5.3
Premium received (current) and payable for accrued interest	3.0

Total gross proceeds	158.3
Note issue costs	2.5

Net proceeds	$155.8

REGAL CINEMAS CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Quarter Ended March 28, 2002

	Reorganized Company Nine Weeks Ended March 28, 2002 (1)	Predecessor Company Four Weeks Ended January 24, 2002 (2)	Regal Cinemas Corporation Pro Forma Adjustments (3)	Edwards Theatres Historical (4)	Edwards Theatres Pro Forma Adjustments (5)	April 2002 Note Offering (6)	Pro Forma Combined
	(in Millions)
Revenues:
Admissions	$137.2	$75.1	$—	$64.6	$—	$—	$276.9
Concessions	55.5	29.5	—	24.0	—	—	109.0
Other operating revenues	6.9	3.7	—	1.9	—	—	12.5

Total revenues	199.6	108.3	—	90.5	—	—	398.4
Operating expenses:
Film rental and advertising costs	69.3	38.1	—	33.8	—	—	141.2
Cost of concessions and other	8.0	4.2	—	3.6	—	—	15.8
Rent expense	21.6	10.5	—	10.5	—	—	42.6
Other theatre operating expenses	47.4	24.1	—	18.9	—	—	90.4
General and administrative expenses	5.6	2.6	—	4.3	—	—	12.5
Merger expenses	1.4	—	—	—	—	—	1.4
Legal and professional fees—restructuring related	0.1	—	—	5.7	(2.6)	—	3.2
Depreciation and amortization	12.9	6.4	0.1	6.9	—	—	26.3
Theatre closing costs	0.1	0.1	—	0.1	—	—	0.3
Gain on disposal of operating assets	(0.7)	—	—	—	—	—	(0.7)
Loss on impairment of assets	—	0.5	—	—	—	—	0.5

Total operating expenses	165.7	86.5	0.1	83.8	(2.6)	—	333.5

Operating income (loss)	33.9	21.8	(0.1)	6.7	2.6	—	64.9
Other income (expense):
Interest expense	(8.0)	(8.5)	4.5	(3.0)	3.0	(3.3)	(15.3)
Interest income	—	—	—	0.1	—	—	0.1

Income (loss) before reorganization items, income taxes, and extraordinary item	25.9	13.3	4.4	3.8	5.6	(3.3)	49.7
Reorganization items	—	(254.3)	254.3	—	—	—	—

Income (loss) before income taxes and extraordinary item	25.9	(241.0)	258.7	3.8	5.6	(3.3)	49.7
Benefit from (provision for) income taxes(7)	(10.2)	—	(6.6)	(1.6)	(2.2)	1.3	(19.3)

Income (loss) before extraordinary item	$15.7	$(241.0)	$252.1	$2.2	$3.4	$(2.0)	$30.4

(See Accompanying Notes to Unaudited Pro Forma Combined Statement of Operations)

REGAL CINEMAS CORPORATION
Notes to Unaudited Pro Forma Combined Statement of Operations
For the Quarter Ended March 28, 2002

(1)
Represents the results of operations of Regal Cinemas Corporation for the nine weeks ended March 28, 2002 (Reorganized Company).

(2)
Represents the results of operations of Regal Cinemas Inc. for the four week period from December 28, 2001 to January 24, 2002 (Predecessor Company).

(3)
Represents (i) adjustments made to give effect of Regal Cinemas emergence from bankruptcy and the acquisition of a controlling equity interest by Anschutz that results in a reduction in depreciation and amortization expense for the write down in assets totaling $0.5 million and an increase in stock compensation of $0.6 million; (ii) adjustments to Regal Cinemas interest expense and amortization of deferred financing fees of $4.5 million resulting from the (a) extinguishment of the old Regal Cinemas senior credit facilities, senior subordinated notes and debentures, and equipment financing note; (b) $270 million of borrowings by Regal Cinemas under its senior credit facility; and (c) $200 million of proceeds from our senior subordinated notes offering in January 2002 and (iii) elimination of reorganization items.

(4)
Represents the results of operations of Edwards Theatres for the thirteen weeks ended March 28, 2002 adjusted for the acquisition of a controlling equity interest by Anschutz.

(5)
Represents the elimination of interest expense of Edwards Theatres following repayment of debt as a result of the contribution to Regal Cinemas and the elimination of reorganization expenses of Edwards Theatres.

(6)
Represents the recognition of interest expense, and related tax effect, we would have incurred on the $150.0 million senior subordinated notes we issued on April 17, 2002 had the notes been outstanding for the quarter ended March 28, 2002.

(7)
Represents the adjustments to reflect a composite income tax rate of 38.9% on a pro forma combined basis.

REGAL CINEMAS CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 27, 2001

	Regal Cinemas Corporation (1)	Regal Cinemas, Inc. Historical (2)	Regal Cinemas Corporation Adjustments (3)	Regal Cinemas Corporation Pro Forma Adjustments (4)	Edwards Theatres Historical (5)	Edwards Theatres Pro Forma Adjust ments (6)	April 2002 Note Offering (7)	Pro Forma Combined
	(in Millions)
Revenues:
Admissions	$—	$799.8	$(38.3)	$—	$254.3	$(3.9)	$—	$1,011.9
Concessions	—	321.3	(15.6)	—	91.9	(1.2)	—	396.4
Other operating revenues	—	44.5	(2.1)	—	5.8	(0.2)	—	48.0

Total revenues	—	1,165.6	(56.0)	—	352.0	(5.3)	—	1,456.3
Operating expenses:
Film rental and advertising costs	—	432.4	(18.8)	—	139.2	(2.0)	—	550.8
Cost of concessions and other	—	47.2	(2.9)	—	14.7	(0.2)	—	58.8
Rent expense	—	140.4	(14.7)	—	40.3	(1.4)	—	164.6
Other theatre operating expenses	—	297.8	(24.5)	—	88.6	(2.8)	—	359.1
General and administrative expenses	—	31.6	—	—	15.9	—	—	47.5
Legal and professional fees—restructuring related	—	20.8	(20.8)	—	—	—	—	—
Depreciation and amortization	—	91.0	(3.3)	(9.9)	27.5	(2.1)	—	103.2 (9)
Theatre closing costs	—	12.1	(12.1)	—	1.9	(1.9)	—	—
Loss on disposal of operating assets	—	21.4	(21.4)	—	18.2	(12.6)	—	5.6
Loss on impairment of assets	—	78.5	(35.0)	—	—	—	—	43.5

Total operating expenses	—	1,173.2	(153.5)	(9.9)	346.3	(23.0)	—	1,333.1

Operating income (loss)	—	(7.6)	97.5	9.9	5.7	17.7	—	123.2
Other income (expense):
Interest expense	—	(174.2)	2.9	121.5	(18.2)	18.2	(13.1)	(62.9)
Interest income	—	5.1	—	—	0.4	—	—	5.5
Minority interest	—	—	—	—	—	—	(11.7)	(11.7)

Income (loss) before reorganization items, income taxes, and extraordinary item	—	(176.7)	100.4	131.4	(12.1)	35.9	(24.8)	54.1
Reorganization items	—	(16.5)	16.5	—	(19.5)	19.5	—	—

Income (loss) before income taxes and extraordinary item	—	(193.2)	116.9	131.4	(31.6)	55.4	(24.8)	54.1
Benefit from (provision for) income taxes(8)	—	—	—	(16.6)	(0.1)	(9.4)	5.1	(21.0)

Income (loss) before extraordinary item	$—	$(193.2)	$116.9	$114.8	$(31.7)	$46.0	$(19.7)	$33.1

(See Accompanying Notes to Unaudited Pro Forma Combined Statement of Operations)

REGAL CINEMAS CORPORATION
Notes to Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 27, 2001

(1)
Regal Cinemas Corporation was formed in January 2002 and accordingly had no operations for the year ended December 27, 2001.

(2)
Represents the results of operations of Regal Cinemas and its subsidiaries for the fiscal year ended December 27, 2001. Upon emergence from bankruptcy, Regal Cinemas became our wholly owned subsidiary.

(3)
Represents direct operating revenues and expenses for the year ended December 27, 2001 attributable to theatres rejected or closed as a result of Regal Cinemas' bankruptcy proceedings and elimination of reorganization and restructuring items.

(4)
Represents (i) adjustments made to give effect of Regal Cinemas emergence from bankruptcy and the acquisition of a controlling equity interest by Anschutz that results in the elimination of historical amortization of goodwill totaling $10.4 million, a reduction in depreciation and amortization expense for the write down in assets totaling $2.0 million and an increase in stock compensation of $2.5 million, and (ii) adjustments to Regal Cinemas interest expense and amortization of deferred financing fees resulting from the (a) extinguishment of the old Regal Cinemas senior credit facilities, senior subordinated notes and debentures, and equipment financing note; (b) $270 million of borrowings by Regal Cinemas under its senior credit facility; and (c) $200 million of proceeds from our senior subordinated notes offering in January 2002 as follows (in millions):

Year Ended December 27, 2001
Interest expense before amortization of deferred financing fees for new debt	$33.7
Amortization of deferred financing fees	2.2
Elimination of previous interest expense under extinguished debt	(157.4)

Total adjustment	$(121.5)

(5)
Represents the results of operations of Edwards Theatres for the fiscal year ended December 27, 2001.

(6)
Represents bankruptcy and Anschutz acquisition related adjustments of Edwards Theatres including the elimination of the operating results of theatres rejected or closed through the bankruptcy proceedings, reorganization costs and interest expense including the reduction of interest expense of debt repaid as a result of acquisition by Regal Cinemas, and the elimination of interest expense and the related tax effect on the Edwards Theatres senior credit facility and the Edwards Theatres senior subordinated notes for the year ended December 27, 2001, as the Edwards Theatres senior credit facility and the Edwards Theatres senior subordinated notes are to be repaid with proceeds of the offering.

(7)
Represents (i) the recognition of interest expense, and related tax effect, we would have incurred on the $150.0 million senior subordinated notes issued by Regal Cinemas on April 17, 2002 had the notes been outstanding for the year ended December 27, 2001, and (ii) the recognition of the minority interest on the redemption of Edwards Theatres' preferred stock held by non-Anschutz investors.

(8)
Represents the adjustments to reflect a composite income tax rate of 38.9% on a pro forma combined basis.

(9)
Depreciation and amortization includes amortization of deferred stock-based compensation of approximately $2.5 million. Deferred stock-based compensation has been recorded based on the intrinsic value of $11.06 per share for the 6,544,596 shares subject to outstanding Regal Entertainment stock options. These options were issued in replacement of existing options of ours in conjunction with the exchange transaction at the exchange transaction value of $11.06 per share and based upon the cash purchase price of Edwards Theatres shares from third parties in arms-length transactions at that time.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The selected historical consolidated financial data set forth below were derived from the consolidated financial statements of Regal Cinemas, Inc. The post-reorganization consolidated financial statements, which reflect the application of reorganization and purchase accounting have not been prepared on a consistent basis with the pre-reorganization financial statements and are not comparable in all respects to the financial statements prior to the reorganization. Accordingly, for periods prior to January 25, 2002, the assets and liabilities of Regal Cinemas and the related consolidated financial statements are referred to herein as "Predecessor Company," and for periods subsequent to January 24, 2002, the assets and liabilities of Regal Cinemas Corporation and the related consolidated financial statements are referred to herein as "Reorganized Company." The "Company" and "Regal Cinemas" refer to both Reorganized and Predecessor Company. The selected historical consolidated financial data as of and for the nine weeks ended March 28, 2002 were derived from the unaudited consolidated financial statements of Regal Cinemas Corporation. The selected historical consolidated financial data as of and for the four weeks ended January 24, 2002, and as of and for the quarter ended March 29, 2001 were derived from the unaudited consolidated financial statements of Regal Cinemas, Inc. and the notes thereto. The selected historical consolidated financial data as of and for the years ended December 27, 2001, December 28, 2000, December 30, 1999, December 31, 1998 and January 1, 1998 were derived from the audited consolidated financial statements of Regal Cinemas, Inc. and the notes thereto. Regal Cinemas Corporation was formed in January 2002 and therefore no historical financial data is available prior to that date. The report of Deloitte & Touche LLP, as of December 28, 2000 and December 27, 2001 and for the three years in the period ended December 27, 2001, has been included elsewhere in this prospectus. The unaudited quarterly results for the quarter ended March 28, 2002 and March 29, 2001, and for the four weeks ended January 24, 2002, are not necessarily indicative of results for the full year and should be read in conjunction with the consolidated financial statements of Regal Cinemas and notes thereto included elsewhere in this prospectus. The unaudited quarterly results for the quarter ended March 28, 2002 and March 29, 2001, and for the four weeks ended January 24, 2002, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by, the "Unaudited Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Regal

Cinemas, Inc.'s consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Regal Cinemas Corporation (Reorganized Company)	Regal Cinemas Inc. (Predecessor Company)
				Fiscal Year Ended
	Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002
			Quarter Ended March 29, 2001	December 27, 2001	December 28, 2000	December 30, 1999	December 31, 1998	January 1, 1998
	(Dollars in millions)
Statement of Operations Data:
Revenues:
Admissions	$137.2	$75.1	$200.7	$799.8	$767.1	$690.5	$462.8	$325.1
Concessions	55.5	29.5	76.1	321.3	310.2	285.7	202.4	137.2
Other	6.9	3.7	10.3	44.5	53.4	60.9	41.8	21.3

Total revenues	199.6	108.3	287.1	1,165.6	1,130.7	1,037.1	707.0	483.6
Operating expenses:
Film rental and advertising costs	69.3	38.1	99.9	432.4	421.6	384.9	251.3	178.2
Cost of concessions	8.0	4.2	11.2	47.2	49.0	44.3	31.7	21.1
Other theatre operating expenses	69.0	34.6	117.9	438.2	446.4	377.7	241.7	156.5
General and administrative expenses	5.6	2.6	7.2	31.6	32.7	32.1	20.4	16.6
Legal and professional fees related to restructuring	0.1	—	2.5	20.8	4.9	—	—	—
Depreciation and amortization	12.9	6.4	23.4	91.0	95.7	80.8	52.4	30.5
Merger expenses	1.4	—	—	—	—	—	—	7.8
Recapitalization expense	—	—	—	—	—	—	65.7	—
Theatre closing costs	0.1	0.1	25.4	12.1	55.8	4.3	—	—
(Gain) loss on disposal of operating assets	(0.7)	—	7.1	21.4	20.9	16.8	0.9	—
Loss on impairment of assets (1)	—	0.5	37.0	78.5	113.7	98.6	67.9	5.0

Total operating expenses	165.7	86.5	331.6	1,173.2	1,240.7	1,039.5	732.0	415.7

Operating income (loss)	$33.9	$21.8	$(44.5)	$(7.6)	$(110.0)	$(2.4)	$(25.0)	$67.9

Net income (loss)	$15.7	$420.8	$(92.7)	$(171.5)	$(366.5)	$(88.5)	$(73.5)	$25.2

Other Financial Data:
EBITDA (2)	$47.7	$28.8	$50.9	$216.2	$181.0	$198.1	$161.9	$111.2
EBITDA margin (3)	23.9%	26.6%	17.7%	18.5%	16.0%	19.1%	22.9%	23.0%
Capital expenditures	$7.9	$2.0	$7.4	$33.6	$148.8	$435.8	$286.4	$178.1
Cash flow provided by (used in) operating activities	7.2	(60.9)	(14.1)	152.0	(3.6)	92.7	45.1	64.0
Cash flow used in investing activities	(7.0)	(1.6)	(1.9)	(23.3)	(62.3)	(435.9)	(296.2)	(202.3)
Cash flow provided by (used in) financing activities	(0.3)	(1.7)	(0.8)	(9.9)	144.2	363.2	253.4	139.6
Ratio of earnings to fixed charges	2.7x	—	—	—	—	—	—	2.5x
Deficiency of earnings to cover fixed charges	$—	$241.1	$92.9	$193.6	$291.1	$145.4	$90.0	—

	Regal Cinemas Corporation	Regal Cinemas, Inc.
				Fiscal Year Ended
	Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002	Quarter Ended March 29, 2001
				December 27, 2001	December 28, 2000	December 30, 1999	December 31, 1998	January 1, 1998
	(In millions, except Operating Data)
Operating Data:
Theatres at period end	298	302	354	304	391	430	403	256
Screens at period end	3,617	3,655	4,067	3,662	4,328	4,413	3,573	2,306
Average screens per theatre	12.1	12.1	11.5	12.0	11.1	10.3	8.9	9.0
Attendance (in millions)	24.0	13.2	36.4	142.3	143.1	141.0	102.6	76.3
Average ticket price	$5.72	$5.69	$5.51	$5.62	$5.36	$4.90	$4.51	$4.26
Average concessions per patron	2.31	2.23	2.09	2.26	2.17	2.03	1.97	1.80
Balance Sheet Data:
Cash and cash equivalents	$156.0	$166.7	$102.0	$237.7	$118.8	$40.6	$20.6	$18.4
Total assets	1,392.4	1,402.7	1,913.7	1,870.4	1,991.1	2,080.2	1,660.5	660.7
Total debt	574.2	574.5	2,258.7	1,922.5	1,998.5	1,779.7	1,341.1	288.6
Shareholders' equity (deficit)	618.2	602.5	(345.0)	(423.9)	(252.4)	114.2	202.6	306.6

(1)
Reflects non-cash charges for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of."

(2)
EBITDA represents operating income (loss) from continuing operations before depreciation and amortization expense, (loss) gain on disposal of operating assets, loss on impairment of assets, theatre closing costs, lease exit and restructure costs, legal and professional fees related to restructuring and merger and recapitalization expenses. We have included EBITDA in these data because we believe it to be a measure commonly used by investors to analyze and compare companies in our industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with generally accepted accounting principles for purposes of analyzing our profitability or liquidity. EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

        EBITDA is calculated as follows:

	Regal Cinemas Corporation	Regal Cinemas, Inc.
				Fiscal Year Ended
	Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002	Quarter Ended March 29, 2001
				December 27, 2001	December 28, 2000	December 30, 1999	December 31, 1998	January 1, 1998
	(in millions)
Operating income (loss)	$33.9	$21.8	$(44.5)	$(7.6)	$(110.0)	$(2.4)	$(25.0)	$67.9
Depreciation and amortization	12.9	6.4	23.4	91.0	95.7	80.8	52.4	30.5
(Gain) loss on disposal of operating assets	(0.7)	—	7.1	21.4	20.9	16.8	0.9	—
Loss on impairment of assets	—	0.5	37.0	78.5	113.7	98.6	67.9	5.0
Theatre closing costs	0.1	0.1	25.4	12.1	55.8	4.3	—	—
Legal and professional fees, restructuring related	0.1	—	2.5	20.8	4.9	—	—	—
Merger and recapitalization expense	1.4	—	—	—	—	—	65.7	7.8

EBITDA	$47.7	$28.8	$50.9	$216.2	$181.0	$198.1	$161.9	$111.2

(3)
Defined as EBITDA as a percentage of total revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of the financial condition and results of operations should be read in conjunction with our and Regal Cinemas' consolidated financial statements and notes thereto included elsewhere in this prospectus. Except with respect to the "Combined Company" results of operations presentation for the first quarter 2002, for all periods reported prior to or on January 24, 2002, this discussion relates to the operations of Regal Cinemas and its subsidiaries prior to Regal Cinemas' emergence from bankruptcy and the acquisition by Anschutz of its controlling equity interest in Regal Cinemas. Except with respect to the "Combined Company" results of operations presentation for the first quarter 2002, this discussion relates to the operations of Regal Cinemas Corporation and its subsidiaries, including Regal Cinemas, after the deemed date that Regal Cinemas emerged from bankruptcy and Anschutz acquired its controlling equity interest in Regal Cinemas. With respect to the "Combined Company" results of operations presentation for the first quarter 2002, the operating results of Regal Cinemas for the four weeks ended January 24, 2002 have been combined with the operating results of Regal Cinemas Corporation, which include the operating results of Regal Cinemas, for the nine weeks ended March 28, 2002. While the actual date that Regal Cinemas emerged from bankruptcy and Anschutz acquired its controlling equity interest in Regal Cinemas was January 29, 2002, for financial reporting purposes the date is deemed to be January 24, 2002. Regal Cinemas Corporation was organized solely to acquire and hold the shares of common stock of Regal Cinemas. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to, those described in the "Risk Factors" section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

        We are a leading domestic motion picture exhibitor and operate the largest theatre circuit in the United States, based on the number of screens operated. We were formed in 1989 by Michael Campbell, who has served as our Chief Executive Officer since inception. From the acquisition of our first theatre in 1990, we have consistently grown revenues by the development, acquisition and successful operation of theatre assets. The following table summarizes our change in theatres and screens for the periods presented:

	Regal Cinemas Corporation	Regal Cinemas, Inc.
				Fiscal Year Ended
	Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002	Quarter Ended March 29, 2001
				December 27, 2001	December 28, 2000	December 30, 1999
Theatres
Beginning of period	302	304	391	391	430	403
Developed	—	—	1	3	16	54
Acquired	—	—	—	—	—	4
Closed	(4)	(2)	(38)	(90)	(55)	(31)

End of period	298	302	354	304	391	430

Screens
Beginning of period	3,655	3,662	4,328	4,328	4,413	3,573
Developed	—	—	16	40	255	932
Acquired	—	—	—	—	—	45
Closed	(38)	(7)	(277)	(706)	(340)	(137)

End of period	3,617	3,655	4,067	3,662	4,328	4,413

Reorganization

        Over the past several years, film exhibition companies, including us, embarked on aggressive programs of rapidly building state-of-the-art theatre complexes in an effort to increase overall industry attendance. These aggressive new building strategies generated significant competition, resulted in a sharp increase in the number of screens operating and rendered many theatres obsolete more rapidly than anticipated. The addition of new theatres and screens, together with the fact that many of the obsolete theatres were leased under long-term commitments and could not be closed quickly, produced an oversupply of screens throughout the exhibition industry at a rate much quicker than the industry could effectively handle. The industry overcapacity coupled with declining national box office attendance severely impacted the operating results of many film exhibitors during 2000. As a result, many film exhibitors began to report severe liquidity concerns, defaults under credit facilities, renegotiations of financial covenants and bankruptcy filings.

        The industry dynamics severely affected Regal Cinemas and its results of operations deteriorated during 2000. From 1998 to 2000, Regal Cinemas invested over $870 million in capital expenditures for the construction of new movie theatres financed primarily through additional debt. As a result, Regal Cinemas had approximately $2.0 billion in principal amount of debt at December 28, 2000. Regal Cinemas generated EBITDA of $181.0 million, which resulted in a ratio of total debt to EBITDA of 11.0:1. As a result of this leverage, in the fourth quarter of 2000, Regal Cinemas defaulted under certain financial covenants contained in Regal Cinemas' previous senior credit facilities and equipment financing facility.

        As a result of the default under our former senior credit facilities, Regal Cinemas was prohibited from making interest payments on its 9 1/2% senior subordinated notes due 2008 (the "Former Regal Notes") and 8 7/8% senior subordinated notes due 2010 (the "Former Regal Debentures") due on December 1, 2000 and December 15, 2000, respectively. As a result of the interest payment defaults, Regal Cinemas defaulted under the indentures related to those notes. In May 2001, the holders of Regal Cinemas' debt under its former senior credit facilities and these former notes accelerated the maturity of all of the outstanding indebtedness under their respective agreements.

        Following these events, on September 6, 2001, Regal Cinemas began soliciting consents from the holders of the Former Regal Notes and Former Regal Debentures and Regal Cinemas' general unsecured creditors for the approval of the Plan, which was the product of negotiations between Regal Cinemas and its equity investors who, at that time, held a significant portion of Regal Cinemas' senior debt and senior subordinated notes. The Plan received the consent of the requisite number of creditors in October 2001. Subsequently, the Plan was submitted to the United States Bankruptcy Court for the Middle District of Tennessee (the "Bankruptcy Court") on October 11, 2001, and confirmed, as amended, on December 7, 2001 and declared effective on January 29, 2002. Certain holders of pre-petition claims in respect of their senior debt of approximately $725.0 million exchanged those pre-petition claims for 100% of Regal Cinemas' newly-issued common stock. As a result of this exchange, Anschutz and Oaktree's Principal Activities Group, the holders of the largest pre-petition claims, and their affiliates acquired approximately 75% of Regal Cinemas' common stock on January 29, 2002.

        Regal Cinemas emerged from bankruptcy on January 29, 2002 in accordance with the Plan of Reorganization confirmed by the bankruptcy court on December 7, 2001. On January 29, 2002, Regal Cinemas also became our wholly owned subsidiary. The transaction was accomplished by the issuance of 7,500,000 shares of our common stock in exchange for 100% of the outstanding common stock of Regal Cinemas. We were formed for the primary purpose of providing financing to Regal Cinemas through borrowings under senior credit facilities and becoming the issuer of $200 million of senior subordinated notes upon Regal Cinemas' emergence from bankruptcy.

        On April 12, 2002, the holders of 100% of our common stock exchanged their stock for shares of stock in Regal Entertainment. Regal Entertainment is an entity formed and controlled by Anschutz,

who remains our controlling stockholder indirectly through its controlling interest in Regal Entertainment. Also on April 12, 2002, Regal Entertainment exchanged its stock for stock in two other theatre companies also commonly owned and controlled by Anschutz.

Basis of Reporting

Admissions and Concessions Revenues

        We generate revenues primarily from admissions receipts and concession sales.

Other Operating Revenues

        We generate other operating revenues by offering on-screen advertising and other marketing revenues from certain of our vendor programs and in-theatre advertising. To a lesser extent, we generate other operating revenues from arcades located adjacent to the lobbies of certain of our theatres and other ancillary revenue programs.

Direct Theatre Costs

        Our direct theatre costs consist of film rental and advertising costs, costs of concessions and theatre operating expenses. Film rental costs are related to the popularity of a film and are based on admission revenues. Advertising costs consist of the cost of promoting our theatres and the films we exhibit, and concession costs consist of the cost procuring the concessions we sell. Because certain concession items, such as fountain drinks and popcorn, are purchased in bulk and not pre-packaged for individual servings, we are able to negotiate volume discounts. Theatre operating expenses consist primarily of theatre labor and rent and occupancy costs.

EBITDA

        EBITDA represents operating income (loss) from continuing operations before depreciation and amortization expense, (loss) gain on disposal of operating assets, loss on impairment of assets, theatre closing costs, lease exit and restructure costs, legal and professional fees related to restructuring and merger and recapitalization expenses. We have included EBITDA in these data because we believe it to be a measure commonly used by investors to analyze and compare companies in our industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with generally accepted accounting principles for purposes of analyzing our profitability or liquidity. EBITDA, as we calculate it, may not be comparable to similarly titled measures reported by other companies.

Results of Operations

        Regal Cinemas emerged from bankruptcy effective January 29, 2002, the date upon which Anschutz acquired its controlling equity interest in Regal Cinemas. The financial statements after emergence reflect the predecessor cost basis of Anschutz and the reorganization value attributable to the common stock owned by the other shareholders of Regal Cinemas. The Company's 2002 statements of operations include information reflecting the four week period ended January 24, 2002 (Predecessor Company) and the nine week period ended March 28, 2002 (Reorganized Company). As a result, the Company's post-reorganization statements of operations have not been prepared on a consistent basis with the pre-reorganization financial statements and are not comparable in all respects to the financial statements prior to the reorganization. For financial reporting purposes, the inception date of the Reorganized Company is deemed to be January 24, 2002. As such, operating results and financial position for periods subsequent to January 24, 2002 are herein referred to as the "Reorganized Company" and for all periods ending on or prior to January 24, 2002 as the "Predecessor Company".

        In order to provide a meaningful basis of comparing the quarters ended March 28, 2002 and March 29, 2001 for purposes of the following tables and discussion, the operating results of the Reorganized Company for the nine weeks ended March 28, 2002 have been combined with the operating results of the Predecessor Company for the four weeks ended January 24, 2002 (collectively referred to as "Combined Company") and are compared to the quarter ended March 29, 2001. Depreciation, amortization and certain other line items included in the operating results of Combined Company are not comparable between periods as the four weeks ended January 24, 2002 and the quarter ended March 29, 2001 of Predecessor Company do not include the effects of fresh-start and purchase accounting adjustments. The combining of reorganized and predecessor periods is not in accordance with accounting principles generally accepted in the United States of America.

        The following table sets forth for the fiscal periods indicated the percentage of total revenues represented by certain items reflected in Regal Cinemas' consolidated statements of operations:

	Combined Company	Regal Cinemas Corporation	Regal Cinemas, Inc.
					Fiscal Year Ended
	Quarter Ended March 28, 2002	Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002	Quarter Ended March 29, 2001
					December 27, 2001	December 28, 2000	December 30, 1999
Revenues:
Admissions	69.0%	68.7%	69.3%	69.9%	68.6%	67.8%	66.6%
Concessions	27.6	27.8	27.3	26.5	27.6	27.5	27.5
Other operating revenues	3.4	3.5	3.4	3.6	3.8	4.7	5.9

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Direct theatre costs:
Film rental and advertising costs	34.9	34.7	35.2	34.8	37.1	37.3	37.1
Cost of concessions and other	3.9	4.0	3.9	3.9	4.0	4.3	4.3
Theatre operating expenses	33.6	34.6	31.9	41.1	37.6	39.5	36.4
General and administrative	2.7	2.8	2.4	2.5	2.7	2.9	3.1

Sub-Total	75.1	76.1	73.4	82.3	81.4	84.0	80.9
Merger expenses	0.4	0.7	—	—	—	—	—
Legal and professional fees—restructuring	—	—	—	0.9	1.9	0.4	—
Depreciation and amortization	6.3	6.4	5.9	8.1	7.8	8.5	7.8
Theatre closing costs	0.1	0.1	0.1	8.9	1.0	4.9	0.4
(Gain) loss on disposal of operating assets	(0.2)	(0.3)	—	2.5	1.9	1.8	1.6
Loss on impairment of assets	0.2	—	0.5	12.9	6.7	10.1	9.5

Total operating expenses	81.9%	83.0%	79.9%	115.6%	100.7%	109.7%	100.2%

Operating income (loss)	18.1%	17.0%	20.1%	(15.6)%	(0.7)%	(9.7)%	(0.2)%

Quarters Ended March 28, 2002 and March 29, 2001

Total Revenues

        The following table summarizes certain revenues and revenue-related data for the quarter ended March 28, 2002 ("Q1 2002 period") and the quarter ended March 29, 2001 ("Q1 2001 period") (in millions, except average prices):

		Regal Cinemas Corporation
	Combined Company		Regal Cinemas, Inc.
		Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002	Quarter Ended March 29, 2001
	Quarter Ended March 28, 2002
Admissions	212.3	137.2	75.1	200.7
Concessions	85.0	55.5	29.5	76.1
Other operating revenues	10.6	6.9	3.7	10.3

Total revenues	$307.9	$199.6	$108.3	$287.1

Attendance	37.2	24.0	13.2	36.4
Average ticket price	$5.71	$5.72	$5.69	$5.51
Average concession per patron	2.28	2.31	2.23	2.09

Admissions

        Total admissions revenues increased $11.6 million, or 5.8%, to $212.3 million for the Q1 2002 period, from $200.7 million for the Q1 2001 period. The increase in admissions revenues in the Q1 2002 period compared to Q1 2001 period was primarily attributable to a 3.6% increase in ticket prices coupled with a 2.2% increase in attendance.

Concessions

        Total concessions revenues increased $8.9 million, or 11.7%, to $85.0 million for the Q1 2002 period, from $76.1 million for the Q1 2001 period. The increase in concessions revenues in the Q1 2002 period compared to the Q1 2001 period was due to a 9.1% increase in average concessions per patron, coupled with a 2.2% increase in attendance. Additionally, the mix of film product during the Q1 2002 period consisted of a higher percentage of family films, which typically generate higher concession sales per patron.

Other Operating Revenues

        Total other operating revenues increased $0.3 million, or 2.9%, to $10.6 million for the Q1 2002 period, from $10.3 million for the Q1 2001 period. Included in other operating revenues are on-screen advertising revenues and other marketing revenues from certain of the Company's vendor marketing programs. The increase was primarily attributable to an increase in the Company's vendor rebates during the Q1 2002 period.

Direct Theatre Costs

        The following table summarizes direct theatre costs for Q1 2002 and Q1 2001 (dollars in millions).

	Combined Company		Regal Cinemas Corporation		Regal Cinemas, Inc.
	Quarter Ended March 28, 2002		Nine Weeks Ended March 28, 2002		Four Weeks Ended January 24, 2002		Quarter Ended March 29, 2001
	$	% of Revenues	$	% of Revenues	$	% of Revenues	$	% of Revenues
Film rental and advertising costs(1)	107.5	50.6	69.3	50.5	38.2	50.8	99.9	49.8
Cost of concessions(2)	12.2	14.4	8.0	14.4	4.2	14.4	11.2	14.7
Other theatre operating expenses(3)	103.6	33.6	69.0	34.6	34.6	31.9	117.9	41.1

Total direct theatre costs(3)	223.3	72.5	146.3	73.3	77.0	71.0	229.0	79.8

(1)
Percentage of revenues calculated as a percentage of admissions revenues.

(2)
Percentage of revenues calculated as a percentage of concessions revenues.

(3)
Percentage of revenues calculated as a percentage of total revenues.

Film Rental and Advertising Costs

        Film rental and advertising costs increased $7.6 million, or 7.6%, to $107.5 million in the Q1 2002 period, from $99.9 million in the Q1 2001 period. Film rental and advertising costs as a percentage of admissions revenues increased to 50.5% in the Q1 2002 period as compared to 49.8% in the Q1 2001 period. The increase in film rental and advertising costs in the Q1 2002 period from the Q1 2001 period was primarily attributable to higher box office revenues, which translated into higher film rental costs.

Cost of Concessions

        Cost of concessions increased $1.0 million, or 8.9%, to $12.2 million in the Q1 2002 period, from $11.2 million in the Q1 2001 period. Cost of concessions as a percentage of concessions revenues decreased to 14.4% in the Q1 2002 period as compared to 14.7% in the Q1 2001 period. The decrease in the cost of concessions as a percentage of concessions revenues is primarily attributable to the closure of under-performing theatres during the 2001 fiscal year.

Other Theatre Operating Expenses

        Other theatre operating expenses decreased $14.3 million, or 12.1%, to $103.6 million in the Q1 2002 period, from $117.9 million in the Q1 2001 period. Other theatre operating expenses as a percentage of total revenues decreased to 33.6% in the Q1 2002 period as compared to 41.1% in the Q1 2001 period. The decrease in other theatre operating expenses as a percentage of total revenues in the Q1 2002 period is primarily attributable to declines in rent and occupancy costs associated with the closure of under-performing theatres during the 2001 fiscal year.

General and Administrative Expenses

        General and administrative expenses increased $1.0 million or 14.2% to $8.2 million during the Q1 2002 period, from $7.2 million in the Q1 2001 period. As a percentage of total revenues, general and administrative expenses increased to 2.7% in the Q1 2002 period from 2.5% in the Q1 2001 period. The increase in general and administrative expense is primarily attributable to increased staffing levels and other costs associated with the integration of the Company with Edwards and United Artists in the Q1 2002 period.

Depreciation and Amortization

        Depreciation and amortization decreased $4.1 million, or 17.5%, to $19.3 million in the Q1 2002 period, from $23.4 million in the Q1 2001 period. The decrease in depreciation and amortization was due to the closure of under-performing theatres combined with the write down of property and equipment associated with the Company's reorganization.

Operating Income (Loss)

        Operating income totaled approximately $55.7 million for the Q1 2002 period. The reported operating income for the Q1 2002 period represents an increase of $100.2 million from the $44.5 million operating loss in the Q1 2001 period. The increase in operating income reflects the impact of the Company's restructuring efforts. The Q1 2001 period included charges for theatre closing costs of $25.4 million, loss on disposal of operating assets of $7.1 million and loss on impairment of assets of $37.0 million. Each of these reported line items were significantly less in the Q1 2002 period due to the Company's restructuring efforts. In addition to the line items discussed in previous sections, the reduction of these specific costs contributed to the increase in operating income.

Interest Expense

        Interest expense decreased $33.2 million, or 66.7%, to $16.5 million in the Q1 2002 period, from $49.8 million in the Q1 2001 period. The decrease in interest expense in the Q1 2002 period is due to the Company's debt restructuring associated with its Chapter 11 bankruptcy filing. The Company emerged from bankruptcy on January 29, 2002.

Income Taxes

        No benefit for income taxes was recorded in the Q1 2001 period because the Company recorded an offsetting valuation allowance against the resulting deferred tax asset, as it was more likely than not that such deferred tax assets would not be realized. Accordingly, the effective tax rate for 2001 is 0%. The provision for income taxes of $10.1 million for Q1 2002 period reflects an effective tax rate of approximately 39.2%.

Net Income (Loss)

        Net income totalled $436.6 million for the Q1 2002 period. The reported net income for the Q1 2002 period represents an increase of $529.2 million from the $92.7 million net loss in the Q1 2001 period. The Q1 2002 period includes a $661.9 million extraordinary gain on extinguishment of debt.

Fiscal Years Ended December 27, 2001, December 28, 2000, and December 30, 1999

Total Revenues

        The following table summarizes certain revenues and revenue-related data for fiscal 2001, 2000 and 1999 (in millions, except average prices):

	Fiscal Year Ended
	December 27, 2001	December 28, 2000	December 30, 1999
Admissions	$799.8	$767.1	$690.5
Concessions	321.3	310.2	285.7
Other operating revenues	44.5	53.4	60.9

Total revenues	$1,165.6	$1,130.7	$1,037.1

Attendance	142.3	143.1	141.0
Average ticket price	$5.62	$5.36	$4.90
Average concession per patron	2.26	2.17	2.03

Admissions

        Total admissions revenues increased $32.7 million, or 4.3%, to $799.8 million for fiscal 2001 from $767.1 million for fiscal 2000, which increased $76.6 million, or 11.1%, from $690.5 million for fiscal 1999. The increase in admissions revenues in fiscal 2001 compared to 2000 was primarily attributable to an approximately 4.9% increase in ticket prices which was partially offset by a 0.6% decrease in attendance, due primarily to the closure of under-performing theatres. The increase in admissions revenues in fiscal 2000 compared to fiscal 1999 was primarily attributable to an approximately 9.4% increase in ticket prices along with a 1.5% increase in attendance.

Concessions

        Total concessions revenues increased $11.1 million, or 3.6%, to $321.3 million for fiscal 2001, from $310.2 million for fiscal 2000, which increased $24.5 million, or 8.6%, from $285.7 million for fiscal 1999. The increase in concessions revenues in 2001 compared to 2000 was due to a 4.2% increase in average concessions per patron, which was partially offset by a 0.6% decrease in attendance. The increase in concessions revenues in 2000 compared to 1999 was primarily due to both higher admissions and an increase in concession prices.

Other Operating Revenues

        Total other operating revenues decreased $8.9 million, or 16.7%, to $44.5 million for fiscal 2001, from $53.4 million for fiscal 2000, which decreased $7.5 million, or 12.3%, from $60.9 million for fiscal 1999. Included in other operating revenues are on-screen advertising revenues and other marketing revenues from certain of our vendor marketing programs. Other operating revenues were lower in 2001 primarily due to the elimination of revenues from our entertainment centers, "Funscapes," which were operated in facilities adjacent to our theatre operations prior to being closed in November 2000. Because the Funscapes operations were primarily amusement rides and games, the revenue was recorded as other operating revenues, and their closures did not materially impact our admission revenues or concessions revenues. This decrease was partially offset by increased revenues from on-screen advertising and certain vendor marketing programs. The decrease in other operating revenues in 2000 compared to 1999 was primarily attributable to declines in revenues associated with the closure of our Funscapes.

Direct Theatre Costs

        The following table summarizes direct theatre costs for 2001, 2000 and 1999, (dollars in millions).

	Fiscal Year Ended
	December 27, 2001		December 28, 2000		December 30, 1999
	$	% of Revenues	$	% of Revenues	$	% of Revenues
Film rental and advertising costs(1)	$432.4	54.1%	$421.6	55.0%	$384.9	55.7%
Cost of concessions(2)	47.2	14.7	49.0	15.8	44.3	15.5
Other theatre operating expenses(3)	438.2	37.6	446.4	39.5	377.7	36.4

Total direct theatre costs(3)	$917.8	78.7%	$917.0	81.1%	$806.9	77.8%

(1)
Percentage of revenues calculated as a percentage of admissions revenues.

(2)
Percentage of revenues calculated as a percentage of concessions revenues.

(3)
Percentage of revenues calculated as a percentage of total revenues.

Film Rental and Advertising Costs

        Film rental and advertising costs increased $10.8 million, or 2.6%, to $432.4 million in 2001, from $421.6 million in 2000, which increased $36.7 million, or 9.5%, from $384.9 million in 1999. Film rental and advertising costs as a percentage of admissions revenues decreased to 54.1% in 2001 as compared to 55.0% in 2000, which decreased from 55.7% in 1999. The increase in film rental and advertising costs in 2001 from 2000 was primarily attributable to higher box office revenues, which translated into higher film rental costs. The decrease in film rental and advertising costs as a percentage of admissions revenues is primarily attributable to a decline in advertising costs associated with the closure of under- performing theatres combined with a decline in the number of new theatre openings in 2001 as compared to 2000. The decrease in film rental and advertising costs as a percentage of admissions revenues in 2000 was primarily attributable to the higher film rental costs associated with the release of "Star Wars—The Phantom Menace" in 1999.

Cost of Concessions

        Cost of concessions decreased $1.8 million, or 3.7%, to $47.2 million in 2001, from $49.0 million in December 28, 2000, which increased $4.7 million, or 10.6%, in December 30, 1999. Cost of concessions as a percentage of concessions revenues decreased to 14.7% in 2001 as compared to 15.8% in 2000, which increased from 15.5% in 1999. The decrease in the cost of concessions as a percentage of concessions revenues is primarily attributable to the continued closure of under-performing theatres and the closure of our Funscapes. The increase in cost of concessions as a percentage of concessions revenues in 2000 was primarily attributable to increases in cost associated with a higher mix of specialty cafes as well as increases in our Funscapes' concession costs.

Other Theatre Operating Expenses

        Other theatre operating expenses decreased $8.2 million, or 1.8%, to $438.2 million in 2001, from $446.4 million in 2000, which increased $68.7 million, or 18.2%, from $377.7 million in 1999. Other theatre operating expenses as a percentage of total revenues decreased to 37.6% in 2001 as compared to 39.5% in 2000, which increased from 36.4% in 1999. The decrease in other operating expenses as a percentage of total revenues in 2001 is primarily attributable to declines in rent and occupancy costs associated with its continued closure of under-performing theatres. The increase in other theatre operating expenses as a percentage of total revenues in 2000 was primarily attributable to the rent and occupancy costs associated with our expansion efforts.

General and Administrative Expenses

        General and administrative expenses decreased $1.1 million, or 3.4%, to $31.6 million in 2001, from $32.7 million in 2000, which increased $0.6 million, or 1.9%, from $32.1 million in 1999. As a percentage of total revenues, general and administrative expenses decreased to 2.7% in 2001 from 2.9% in 2000 and 3.1% in 1999. The decrease in general and administrative expense reflected a decline in corporate payroll costs, which was primarily attributable to our restructuring efforts. The reduction in general and administrative expenses as a percentage of total revenues was primarily due to lower corporate salary and wage expenses and the corresponding decrease in payroll related costs and an increase in total revenues.

Depreciation and Amortization

        Depreciation and amortization decreased $4.7 million, or 4.9%, to $91.0 million in 2001, from $95.7 million in 2000, which increased $14.9 million, or 18.4%, from $80.8 million in 1999. The decrease in depreciation and amortization was due to the closure of under-performing theatres combined with a decline in the number of new theatre openings in 2001 as compared to 2000. The increase in 2000 was due to the number of new theatre openings in 2000 and the latter half of 1999.

Operating Loss

        Operating loss decreased $102.4 million, or 93.1%, to $7.6 million in 2001, from $110.0 million in 2000, which increased $107.6 million from $2.4 million in 1999. Operating loss as a percentage of total revenues decreased in 2001 to 0.7% from 9.7% in 2000, which increased from 0.2% in 1999.

Interest Expense

        Interest expense decreased $4.4 million, or 2.5%, to $174.2 million in 2001 from $178.6 million in 2000, which increased $46.4 million, or 35.1%, from $132.2 million in 1999. The decrease in interest expense in 2001 compared to 2000 was primarily due to slightly lower interest rates during the latter half of 2001 and our Chapter 11 filing on October 12, 2001. The increase in interest expense in 2000 was due to higher average borrowings outstanding under our senior credit facility.

Income Taxes

        No benefit for income taxes was recorded in 2001 because we recorded an offsetting valuation allowance against the resulting deferred tax asset, as it is more likely than not that such deferred tax assets would not be realized. Accordingly, the effective tax rate for 2001 is 0%. The benefit for income taxes decreased $126.2 million, or 278.0%, to a provision of $80.8 million for the year ended December 28, 2000, from a benefit of $45.4 million for the year ended December 30, 1999. The decrease in the benefit for income taxes in 2000 compared to 1999 was primarily due to the establishment of a valuation allowance against our deferred tax assets.

Net Loss

        Net loss decreased $195.0 million, or 53.2%, to $171.5 million for 2001, from $366.5 million for 2000, which increased $278.0 million, or 314.1%, from $88.5 million for 1999.

Quarterly Results

        The following tables set forth selected unaudited quarterly results for the eight quarters ending December 27, 2001. The quarterly financial data as of each period presented below have been derived from Regal Cinemas' unaudited consolidated financial statements for those periods. Results for these periods are not necessarily indicative of results for the full year. The quarterly financial data should be read in conjunction with the consolidated financial statements of Regal Cinemas and notes thereto included elsewhere in this prospectus.

	Regal Cinemas Corporation	Regal Cinemas, Inc.
	Nine Weeks Ended Mar. 28, 2002	Four Weeks Ended January 24, 2002	Quarter Ended Dec. 27, 2001	Quarter Ended Sep. 27, 2001	Quarter Ended June 28, 2001	Quarter Ended Mar. 29, 2001	Quarter Ended Dec. 28, 2000	Quarter Ended Sep. 28, 2000	Quarter Ended June 29, 2000	Quarter Ended Mar. 30, 2000
	(in millions, unaudited)
Revenues:
Admissions	$137.2	$75.1	$190.6	$209.2	$199.3	$200.7	$210.6	$213.8	$182.5	$160.2
Concessions	55.5	29.5	77.4	85.2	82.6	76.1	83.8	85.9	74.5	66.0
Other operating revenues	6.9	3.7	12.2	11.6	10.4	10.3	13.9	16.0	11.6	11.9

Total revenues	$199.6	$108.3	$280.2	$306.0	$292.3	$287.1	$308.3	$315.7	$268.6	$238.1

EBITDA	$47.7	$28.8	$56.4	$63.2	$45.7	$50.9	$54.5	$55.0	$38.1	$33.4
Operating income (loss)	33.9	21.8	10.2	21.9	4.8	(44.5)	(103.7)	(6.8)	(2.6)	3.1

Seasonality

        Our revenues are usually seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, studios release the most marketable motion pictures during summer and the holiday season. The unexpected emergence of a hit film during other periods can alter the traditional pattern. The timing of movie releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or any other quarter. The seasonality of motion picture exhibition, however, has become less pronounced in recent years as studios have begun to release major motion pictures somewhat more evenly through the year.

Impairment and Other Disposal Charges

        We periodically review the carrying value of long-lived assets, including goodwill, for impairment based on expected future cash flows. Such reviews are performed as part of our budgeting process and are performed on an individual theatre level, the lowest level of identifiable cash flows. Factors considered in management's estimate of future theatre cash flows include historical operating results over complete operating cycles as well as the current and anticipated future impact of competitive openings in individual markets.

        Management uses the results of this analysis to determine whether impairment has occurred. The resulting impairment loss is measured as the amount by which the carrying value of the asset exceeds fair value, which is estimated using a discounted cash flow model. Discounted cash flows also include estimated proceeds for the sale of owned properties in the instances where management intends to sell the location. This analysis resulted in the recording of impairment charges of $78.5 million, $113.7 million and $98.6 million in fiscal years 2001, 2000 and 1999, respectively.

        Additionally, our management team continually evaluates the status of our under-performing locations. Consequently, we elected to close or relocate a number of existing theatre locations as well as discontinue plans to develop certain sites. During 2001, we recorded $21.4 million as the net loss on disposal of these locations as well as the write-off of certain costs incurred to develop sites where we have discontinued development. In conjunction with certain closed locations, we also maintained a reserve for lease termination costs of $40.1 million at December 27, 2001. This reserve for lease termination costs was initially established at December 30, 1999 and represents management's best estimate of the potential costs for exiting these leases and are based on analyses of the properties, correspondence with the landlord, exploratory discussions with potential sub-lessees and individual market conditions.

Reorganization Items

        Costs associated with the reorganization through the Chapter 11 bankruptcy reorganization incurred subsequent to the petition date (October 11, 2001) are classified as reorganization items in the accompanying Statement of Operations for the year ended December 27, 2001. The Company incurred $16.5 million in reorganization costs for the year ended December 27, 2001. This amount consists of $2.8 million in professional fees related to the Chapter 11 bankruptcy reorganization, non-cash provisions for asset impairments of $10.4 million, and other miscellaneous costs of $3.3 million.

Liquidity and Capital Resources

        Our revenues are generally collected in cash through admissions and concessions revenues. Our operating expenses are primarily related to film and advertising costs, rent and occupancy, and payroll. Film costs are ordinarily paid to distributors within 30 days following receipt of admissions revenues and the cost of our concessions are generally paid to vendors approximately 30 days from purchase. Because our revenues are primarily cash transactions from admissions and concessions, but our current liabilities generally include items that will become due within twelve months, at any given time, our balance sheet is likely to reflect a working capital deficit.

        We primarily lease our theatres pursuant to long-term non-cancelable operating leases. As of March 28, 2002, after giving pro forma effect of our April 17, 2002 notes offering, the Company's estimated contractual cash obligations over the next several years are as follows (in thousands):

	Payments Due by Period
	Total	Current	2–3 Years	4–5 Years	After 5 Years
Contractual Cash Obligations
Long-term debt	$620,000	$13,500	$27,000	$27,000	$552,500
Capital lease obligations	1,556	58	131	153	1,214
Lease financing arrangements	99,059	1,613	3,909	5,514	88,023
Operating leases	1,869,041	110,678	224,241	223,179	1,310,943
General unsecured creditors	46,905	46,905	—	—	—
Other long-term obligations	3,591	490	1,138	1,160	803

Total contractual cash obligations	$2,640,152	$173,244	$256,419	$257,006	$1,953,483

        The following table summarizes our potential commitments based on arrangements in place as of March 28, 2002 (in thousands):

	Amount of Commitment Expiration per Period
	Total Amounts Committed	Current	2–3 Years	4–5 Years	After 5 Years
Other Commercial Commitments
Lines of credit	$100,000	—	—	—	$100,000

Total commercial commitments	$100,000	—	—	—	$100,000

        For the quarter ended March 28, 2002 and for the year ended December 27, 2001, on a pro forma combined basis, we would have had total rent expense and interest expense of approximately $42.6 million, $164.6 million, $15.3 million and $62.9 million, respectively.

        We fund the cost of our capital expenditures through internally generated cash flow, cash on hand and financing activities. Our capital requirements have historically arisen principally in connection with acquisitions of theatres, new theatre openings, adding new screens to existing theatres and upgrading our theatre facilities. During the quarter ended March 28, 2002 and the year ended December 27, 2001, we invested $9.9 million and $33.6 million, respectively, in capital expenditures.

        We intend to continue to grow our theatre circuit through selective expansion and acquisition opportunities. We anticipate that additional capital expenditures related to our theatre circuit will be approximately $45 million in 2002. Approximately $35.0 million represents maintenance capital expenditures as we plan to open only one new theatre in 2002.

        We believe that the amount of cash and cash equivalents on hand, cash flow expected from operations, availability under our revolving credit facilities and proceeds from this offering will be adequate for us to execute our business strategy and meet our anticipated requirements for lease obligations, capital expenditures, working capital and debt service.

Financing Arrangements

        We entered into a senior credit agreement with several financial institutions including Lehman Brothers Inc., Credit Suisse First Boston Corporation, General Electric Capital Corporation and Lehman Commercial Paper Inc. on January 29, 2002. Under the credit agreement, the lenders advanced Regal Cinemas $270.0 million through a senior secured term loan and have made available, subject to the satisfaction of conditions customary for extensions of credit of this type, an additional $100.0 million through a senior secured revolving credit facility. The term loan will amortize at a rate of 5% per annum for the first five years, with the remaining 75% due on January 29, 2008. The revolving credit facility became available on January 29, 2002 and will be available until January 29, 2007.

        Borrowings bear interest, at our option, at either the base rate or Eurodollar rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving credit facility is subject to adjustment based upon the consolidated total leverage ratio of Regal Cinemas. The base rate is a fluctuating interest rate equal to the higher of (a) the British Banking Association's prime rate or (b) the Federal Funds Effective Rate plus 0.5%. Regal Cinemas must also pay customary administration fees, expenses and commitment fees on the unused portion of the revolving credit facility and provide indemnities for liabilities arising in particular circumstances.

        We may prepay borrowings under the credit agreement in whole or in part, in minimum amounts and subject to certain other conditions set forth in the credit agreement. We are required to make mandatory prepayments to the lenders from:

  •
  the net cash proceeds from asset sales in particular circumstances specified in the credit agreement;

  •
  up to 50% of their excess cash flow; and

  •
  the net cash proceeds from new debt or equity issuances in particular circumstances specified in the credit agreement.

        The mandatory prepayment of the obligations under the credit agreement are subject to specified exceptions. The lenders under the term loan facility may elect to decline any mandatory prepayment.

        Our obligations are secured by, among other things, the capital stock of most of our subsidiaries, mortgages on most of the properties and a security interest in substantially all of the assets of Regal Cinemas.

        The credit agreement includes several financial covenants. We cannot permit, at the end of each applicable fiscal quarter:

  •
  our ratio of consolidated total debt to consolidated EBITDA (as defined in our senior credit facilities) to exceed the ratio of (a) 3.75 to 1 for the first through third fiscal quarters in 2002, (b) 3.50 to 1 for the fourth fiscal quarter in 2002 through the third fiscal quarter in 2004 and (c) 3.25 to 1 for the fourth fiscal quarter in 2004 through the fourth fiscal quarter in 2007 and thereafter;

  •
  our ratio of consolidated EBITDA plus consolidated rent expense to interest plus rent expense to be less than 1.50 to 1 for any period of four consecutive fiscal quarters;

  •
  our ratio of consolidated senior debt to consolidated EBITDA to exceed the ratio of (a) 2.65 to 1 for the first through the third fiscal quarters in 2002, (b) 2.40 to 1 for the fourth fiscal quarter 2002 through the third fiscal quarter in 2003, (c) 2.15 to 1 from the fourth fiscal quarter in 2003 through the third fiscal quarter in 2004, (d) 2.00 to 1 from the fourth fiscal quarter in 2004 through the third fiscal quarter in 2005 and (e) 1.75 to 1 from the fourth fiscal quarter in 2005 through the fourth fiscal quarter in 2007 and thereafter;

  •
  our ratio of consolidated adjusted debt to consolidated EBITDA plus consolidated rent expense to exceed the ratio of (a) 5.75 to 1 for the first fiscal quarter in 2002 through the third fiscal quarter in 2002, (b) 5.50 to 1 for the fourth fiscal quarter in 2002 through the third fiscal quarter in 2004 and (c) 5.25 to 1 for the fourth fiscal quarter in 2004 through the fourth fiscal quarter in 2007 and thereafter; and

  •
  our capital expenditures as a percentage of the prior year's EBITDA to exceed 25% for fiscal 2002 and up to 35% for each year thereafter.

        The credit agreement also contains customary covenants, including limitations on our ability to incur debt, and events of default, including a change of control, as defined in the credit agreement. The credit agreement also limits our ability to pay dividends, to make advances to us or our other subsidiaries and otherwise to engage in intercompany transactions. These limitations will restrict our ability to fund operations outside of the Company with funds generated at the Company.

        On January 29, 2002, we issued $200.0 million aggregate principal amount of 9 3/8% senior subordinated notes due 2012. On April 17, 2002, we issued an additional $150 million aggregate principal amount of 9 3/8% senior subordinated notes due 2012 with identical terms.

        During 2000, Regal Cinemas entered into a sale and leaseback transaction with an unaffiliated third party, involving 15 of its owned theatres. Under the terms of this transaction, Regal Cinemas sold the land and related improvements of the theatres for $45.2 million and leased them back for an initial lease term of 20 years, with an option to extend it for up to 20 additional years. We account for these leases as operating leases. Rent expense during the initial term is approximately $5.0 million annually. We are amortizing the gain on the sale of $2.1 million over the initial lease term of 20 years and will offset rent expense.

        For some of our new theatre sites built in fiscal years 1999, 2000 and 2001, we were considered the owner (for accounting purposes) of the theatre during the construction period. In accordance with Emerging Issues Task Force (EITF) No. 97-10, we were required to record the balance sheet obligations when the construction of the theatre was completed resulting in payments being recorded as interest expense and principal reduction rather than rent expense. These leases typically run for a period of 20 years.

Bankruptcy Claims

        Regal Cinemas and Edwards Theatres have bankruptcy claims that remain unsettled and are subject to ongoing negotiation and possible litigation. At March 28, 2002, Regal Cinemas had accrued approximately $46.9 million and Edwards Theatres has accrued approximately $31.9 million for the estimated costs to resolve their respective bankruptcy claims. In the opinion of management, based on its examination of these matters, its experience to date and discussions with legal counsel, the outcome of these legal matters, after taking into consideration the amounts already accrued, is not expected to have a material effect on liquidity. To the extent the Regal Cinemas claims are allowed by the bankruptcy court, they will be funded with cash on hand, cash flow from operations or borrowings under Regal Cinemas' revolving credit facility. To the extent the Edwards Theatres claims are allowed by the bankruptcy court, they will be funded from restricted cash that has been set aside, cash on hand, cash from operations and, if the allowed claims exceed $55 million, from contributions by Anschutz and Oaktree's Principal Activities Group. The timing of these claims will depend upon the resolution of these claims.

Critical Accounting Policies

        Our financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet as well as the reported amounts of revenues and expenses during the reporting period. We routinely make estimates and judgments about the carrying value of our assets and liabilities that are not readily apparent from other sources. Such estimates and judgments are evaluated and modified as necessary on an ongoing basis. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

  •
  The Company estimates its film cost expense and related film cost payable based on management's best estimate of the ultimate settlement of the film costs with the distributors. Film costs and the related film costs payable are adjusted to the final film settlement in the period that the Company settles with the distributors. Actual film costs and film payable could differ from those estimates.

  •
  We depreciate and amortize the components of our property and equipment on a straight-line basis over the estimated useful lives of the assets. The estimates of the assets' useful lives require our judgment and our knowledge of the assets being depreciated and amortized. When necessary, the assets' useful lives are revised and the impact on depreciation and amortization is recognized on a prospective basis.

  •
  We applied the provisions of reorganization and purchase accounting when recording the acquisition of a controlling equity interest by Anschutz and our emergence from bankruptcy. These accounting principles require that we estimate the fair value of the individual assets and liabilities including bankruptcy related claims. The valuation of the fair value of the assets and liabilities involves a number of judgments and estimates.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations," and primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustment to its cost. SFAS No. 142 primarily addresses the accounting for goodwill and intangible asset subsequent to their acquisition (i.e., the post-acquisition accounting) and supersedes APB 17, "Intangible Assets." The most significant changes made by SFAS No. 141 involve the requirement to use the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method along with the establishment of new criteria for determining whether we should recognize intangible assets acquired in a business combination separately from goodwill. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on our financial position or results of operation.

        Under SFAS No. 142, we will no longer amortize goodwill, reorganizational value in excess of amounts allocated to identifiable assets or indefinite lived intangible assets, and will test for impairment at least annually at a reporting unit level. Additionally, the amortization period of intangible assets with finite lives is no longer limited to 40 years. Other long-lived assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," issued in August 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets including excess reorganization value recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The adoption of SFAS No. 142 did not have a material impact on our financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for recognition and measurement of the fair value of obligations associated with the retirement of long-lived assets when there is a legal obigation to incur such costs. Under SFAS No. 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises and will be amortized to expense over the life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We are evaluating the impact of the adoption of this standard and have not yet determined the effect of adoption on our financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides clarifications of certain implementation issues with SFAS No. 121 along with additional guidance on the accounting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB 30, "Reporting the Effects of Disposal of a Segment of a Business." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that entities measure long-lived assets that are to be disposed of by sale at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) the entity can distinguish from the rest of the entity and (2) the entity will eliminate from the ongoing operations of the entity in a disposal transaction.

        SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and early application is encouraged. The adoption of SFAS No. 144 did not have a material impact on our financial position and results of operations.

        In July 2001, the American Institute of Certified Public Accountants issued Emerging Issues Task Force Topic No. D-98, which requires that equity securities, with redemption features that are not solely within the control of the issuer, be classified outside permanent equity. This guidance was effective for our fourth quarter and is to be applied retroactively. The adoption of this guidance did not have a material impact on our financial position or results of operations.

Qualitative and Quantitative Disclosures About Market Risk

        Our market risk is confined to interest rate exposure of our debt obligations that bear interest based on floating rates. Our senior credit facilities provide for variable rate interest that could be adversely affected by an increase in interest rates. Pro forma combined, as of March 28, 2002, we had borrowings of $270.0 million under our term credit facilities. Borrowings under these facilities will bear interest, at our option, at either a base rate (which will be the higher of prime rate of Bankers Trust Company or federal funds rate plus 0.5%) or the Eurodollar Rate plus, in each case, an applicable margin. The applicable margin can range from 1.50% to 3.25% for the revolving credit facility and 2.50% to 3.50% for the term loan facility. A one-half percent rise in the interest rate on our variable rate indebtedness held at March 28, 2002, would have increased our pro forma combined interest expense by approximately $337,500 for the quarter ended March 28, 2002.

Inflation

        We do not believe that inflation has had a material impact on our financial position or results of operations.

BUSINESS

Overview

        We are a leading motion picture exhibitor and operate the largest theatre circuit in the United States based on number of screens. As of December 27, 2001, our national, geographically diverse circuit consisted of 3,662 screens in 304 theatres in 31 states. After investing over $1.0 billion in capital expenditures since 1997, we believe that we have one of the most modern theatre circuits among major exhibitors of motion pictures. Since 1997, 55% of our screens have been built and 16% have been upgraded. Furthermore, 71% of our screens are located in theatres that feature stadium seating and digital sound. We believe that each of these measures is among the highest for major exhibitors of motion pictures. In addition, 82% of our screens are located in theatres with 10 or more screens, and our theatres have an average of 12 screens per location, which is well above an average of 5.5 screens per location for the North American motion picture exhibition industry overall.

        We completed a reorganization in January 2002 that has enabled us to improve our asset base, profitability, operating flexibility and balance sheet. Since July 2000, we have conducted an extensive review of our theatre portfolio and closed 128 under-performing theatres representing 942 screens. In addition, we have renegotiated leases at over 50 of our continuing theatres and, as a result, we have obtained rent reductions and/or lease termination rights at them. The rent reductions will enable us to improve our profitability as we begin to realize their substantial benefits in 2002. The lease termination rights will provide us with additional operating flexibility to close theatres in locations in which competitive building may occur. If all of our rent reductions had been in effect throughout fiscal 2001, all of our theatres would have generated positive theatre-level cash flow for that year.

        We have been able to generate EBITDA margins that are consistently among the highest of major reporting exhibitors of motion pictures. From 1995 to 2000 and on a pro forma combined basis for the year ended December 27, 2001 we generated the highest EBITDA margins among major reporting exhibitors of motion pictures. For the year ended December 27, 2001, on a pro forma combined basis, we generated total revenues, EBITDA and EBITDA margin of $1,456.3 million, $275.5 million and 18.9%, respectively. For the quarter ended March 28, 2002, on a pro forma combined basis, we generated total revenues, EBITDA and EBITDA margin of $398.4 million, $95.9 million and 24.1%, respectively.

Our Industry

        Overview.    The domestic motion picture exhibition industry has historically maintained steady growth in revenues and attendance. Since 1965, total box office revenues have grown at a compound annual growth rate of approximately 6%, and annual attendance has grown to approximately 1.5 billion attendees. The industry has been relatively unaffected by downturns in the economic cycle, with total box office revenues and attendance growing in three of the last five recessions. In 2001, total box office revenues increased for the tenth consecutive year rising approximately 10% to $8.4 billion, and attendance grew approximately 5% to 1.5 billion attendees.

        Recent History.    During the past few years, the domestic motion picture exhibition industry underwent a period of extraordinary new theatre construction and re-screening of older theatres. From 1996 to 1999, the number of screens increased at a compound annual growth rate of approximately 8%, which was more than double the industry's screen growth rate of approximately 3.5% from 1965 to 1995. The aggressive building strategies undertaken by exhibitors resulted in intensified competition in once stable markets and rendered many older theatres obsolete more rapidly than anticipated. This effect, together with the fact that many older theatres were under long-term, non-cancelable leases, created an oversupply of screens, which caused both attendance per screen and revenue per screen to decline. Most major exhibitors used extensive debt financing to fund their expansion efforts and experienced significant financial challenges in 1999 and 2000.

        In 2000 and 2001, substantially all of the major exhibitors of motion pictures reduced their expansion plans and implemented screen rationalization plans to close under-performing theatres. During this period, the number of screens declined by approximately 1,800. This screen count rationalization has benefited exhibitors as patrons of closed theatres have migrated to remaining theatres, thereby increasing industry-wide attendance per screen and operating efficiencies.

        The recent industry expansion was primarily driven by major exhibitors upgrading their asset bases to an attractive megaplex format that typically included 10 or more screens per theatre and adding enhanced features such as stadium seating, improved projection quality and superior sound systems. From 1996 to 1999, the five largest motion picture exhibitors spent over $4.1 billion on capital expenditures to expand and upgrade their theatre circuits. As a result of the extensive capital investment over the last several years, we believe the capital expenditures needed to maintain these modern theatres will be modest.

        We believe that another evolution of theatre formats beyond the current megaplex is unlikely to occur in the foreseeable future. We believe theatres larger than the current 10 to 18 screen megaplex are not able to generate attractive returns in most locations because of the substantial market suitability requirements to generate a level of profitability similar to the current megaplex format. In addition, for the foreseeable future we do not believe that additional major amenities will be required to meaningfully enhance the moviegoing experience. Consequently, we believe major exhibitors have reduced capital spending and the rate of new screen growth substantially.

        Current Market Opportunities.    We believe that U.S. motion picture exhibition industry attendance and box office revenues will grow and motion picture exhibitors will benefit from the following opportunities:

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  Theatres Are Critical to the Economic Success of Films. Movie theatres are the primary initial distribution channel for new film releases, and the theatrical success of a film is often the most important factor in establishing its value in the home video, cable television, broadcast television, international and other film distribution channels. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues. According to MPAA, movie studios have increased marketing expenditures per new film at a compound annual growth rate of approximately 10% since 1995. Greater marketing expenditures per film benefit exhibitors by promoting increased attendance. Major studios spent approximately $31.0 million per film on advertising and promotion in 2001 as compared to $17.7 million in 1995.

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  Extension of Movie Release Calendar Reduces Seasonality. Distributors have increasingly staggered new releases over more weekends as opposed to opening multiple movies on the same weekend or saving major releases for only a few holiday weekends. This trend has reduced the seasonality of box office revenues by spreading attendance over an extended period of time, which we believe benefits exhibitors by increasing admissions and concessions revenues.

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  Increased Breadth of Films Released. We believe increases in box office revenues are partially being driven by an increase in the breadth of films released rather than by the success of a few major "hits." Box office revenues from the top 10 grossing movies as a percentage of annual total box office revenues have declined from an average of 29% during 1990 through 1992 to an average of 27% during 1999 through 2001. This increased breadth of films released benefits exhibitors by expanding the demographic base of moviegoers and generating greater attendance at a wider variety of movies as opposed to attracting patrons to only a few major releases.

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  Convenient and Affordable Form of Entertainment. Attending movies continues to be a convenient and affordable form of local out-of-home entertainment. Moviegoing requires no long-distance travel and tickets are broadly available. The average price per patron compares favorably to alternatives such as concerts and sporting events. Since 1991, average movie ticket prices have increased at a compound annual growth rate of only 3%, while ticket prices for professional sporting events and concerts have increased at approximately three times that rate. According to NATO, the average movie ticket price in 2001 was $5.65 compared to average ticket prices of approximately $48 for a music concert, $50 for a National Basketball Association game and $56 for a Broadway show. Because of the affordability and convenience of moviegoing, we believe patrons are attending movies more frequently.

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  Increased Moviegoing Frequency. Patrons are attending movies more frequently. MPAA reports that per capita movie attendance grew to 5.3 times per year in 2001 from 4.5 times in 1991. Increased moviegoing frequency benefits exhibitors by increasing admissions revenues and high-margin concessions sales.

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  Opportunities for Consolidation. Larger, professionally managed theatre operators can leverage economies of scale as they assume quality theatres operated by smaller theatre chains that still comprise much of the industry.

        As a result of the current industry trends, we believe that there is a significant opportunity for a motion picture exhibitor that:

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  operates a large, modern theatre circuit to benefit from favorable attendance trends and increasing box office revenues;

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  manages primarily multiscreen theatres with new and improved amenities that appeal to moviegoers' strong preference for an enhanced moviegoing experience; and

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  possesses sufficient operating and financial flexibility to capitalize on attractive consolidation opportunities.

Competitive Strengths

        We believe that the following competitive strengths position us well for future growth:

        Market Leader.    We are a leading motion picture exhibitor and operate the largest theatre circuit in the United States with 3,662 screens. We operate a national, geographically diverse platform with 304 theatres in 31 states. We believe that the size and scope of our theatre circuit is a significant competitive advantage for obtaining film licensing rights for commercially popular films, negotiating long-term concessions contracts and generating economies of scale. In addition, we believe that we are well positioned to capitalize on favorable attendance trends and increasing box office revenues due to our size and geographic diversity. We also believe that our market leadership, brand name and quality asset base improve our access to prime real estate sites and enable us to negotiate favorable lease terms due to our desirability as a large tenant.

        Superior Operations Management Drives Relatively Higher Margins.    Our management team has developed a proven operating philosophy focused on efficient operations and strict cost controls at both the corporate and theatre levels. At the corporate level, we are able to leverage our size and operational expertise to achieve economies of scale in film licensing, concessions purchasing and marketing. At the theatre level, we devote significant attention to cost controls through the use of detailed management reports, and we base a significant portion of theatre management's compensation on profitability. Our multiscreen theatres are designed to increase profitability by optimizing revenues per square foot generated by the facility and reducing the cost per square foot of operating the theatres. As a result, we generate among the highest EBITDA margin and EBITDA per screen of reporting major exhibitors of motion pictures. For the year ended December 27, 2001 and the quarter ended March 28, 2002, on a pro forma combined basis, we achieved an EBITDA margin of 18.9% and 24.1% and generated EBITDA per screen of approximately $64,200 and $22,500.

        Conservative Capital Structure.    As a result of the reorganization of Regal Cinemas and the transactions described under "The Formation of Regal Entertainment and Edwards Transaction," we have substantially reduced our leverage, closed under-performing theatres and successfully lowered our fixed costs. We believe that, as a result of the reduction of $15.0 million in total liabilities at Edwards Theatres for preferred stock and common stock of Edwards Theatres and $1,631.5 million in total liabilities at Regal Cinemas for $181.1 million of cash and common stock of Regal Cinemas and the elimination of accumulated deficits resulting from the reorganization of Regal Cinemas, we have one of the most conservative capital structures among major exhibitors of motion pictures as demonstrated by our pro forma combined stockholders' equity of $661.4 million as of March 28, 2002 (net of accumulated deficit caused by the redemption of preferred stock). We believe that we possess greater operating and financial flexibility than many of our competitors because of our successful reorganization, completed screen rationalization program and more conservative capital structure. Our operating and financial flexibility position us well to capitalize on favorable industry trends and consolidation opportunities that may arise in the future.

        Strong Free Cash Flow.    We believe we will generate significant free cash flow as a result of our high margins relative to our competitors, conservative capital structure and limited maintenance capital expenditure requirements. After investing over $1.0 billion in capital expenditures since 1997, we believe our theatre circuit is one of the most modern in the industry and we do not expect to require significant reinvestments in order to maintain our operations. In 2002, we intend to invest less than the approximately $68.0 million in capital expenditures we are limited to under our senior credit facilities. As a result of these limited capital expenditures and our strong cash from operations we expect to generate significant free cash flow.

        Quality Portfolio of Multiscreen Theatres.    We believe moviegoers choose our multiscreen theatres because they offer a high quality moviegoing experience by providing improved services and amenities such as a wider variety of films and show times, stadium seating, improved projection quality and superior sound systems. After investing over $1.0 billion in capital expenditures since 1997, we believe that we have one of the most modern theatre circuits among major exhibitors of motion pictures. Since 1997, 55% of our screens have been built and 16% have been upgraded. Furthermore, 71% of our screens are located in theatres that feature stadium seating and digital sound.

        Proven Ability to Integrate Acquisitions.    We have acquired 11 theatre circuits since 1995. We have proven our ability to enhance revenues and realize operating efficiencies through the successful integration of acquisitions. We are generally able to achieve immediate cost savings at acquired theatres and improve their profitability through the application of our consolidated purchasing function and supplier contracts and through the centralization of other operating functions.

        Leading Access to First-Run Films.    As of December 27, 2001, approximately 86% of our screens were located in film licensing zones in which we were the sole exhibitor. Being the sole exhibitor in a film licensing zone provides us with access to all films distributed by major distributors and eliminates our need to compete for films in that zone. As the sole exhibitor in a particular zone, we can exhibit all commercially successful films on our screens, subject to a successful negotiation with the distributor, and have the ability to compete for attendance generated from successful films.

        Experienced Management Team.    We have a highly experienced management team at both the corporate and theatre levels. Our senior management team has an average of 16 years of experience in the motion picture exhibition industry. Management has demonstrated the ability to generate growth and successfully integrate the acquisition of large and small theatre circuits while maintaining effective cost controls. Our success has been proven by our ability to generate EBITDA margins that are consistently among the highest of major exhibitors of motion pictures.

Business Strategy

        Our business strategy is to continue to enhance our leading position in the motion picture exhibition industry. Key elements of our strategy include:

        Pursue Conservative Growth Opportunities.    Currently we have no plans to open new theatres in 2002. However, as conditions permit we will expand our theatre circuit to capitalize on favorable attendance trends by entering into underserved markets and by selectively adding new screens and upgrading existing theatres. In doing so, we believe that we can leverage the favorable real estate locations of many of our screens and improve the operating margins at those theatres.

        Pursue Selective Acquisitions.    We will selectively pursue acquisitions that enhance our market position, improve our consolidated operating results and can be integrated rapidly into our existing theatre circuit.

        Maintain Effective Cost Controls.    We intend to utilize our centralized decision-making model to continue to reduce purchasing costs for concessions, film licensing rights and advertising, particularly at newly developed or acquired theatres. Through the use of detailed management reports and other cost control tools, we will also continue to closely monitor theatre-level costs and to utilize performance-based compensation practices to encourage effective cost control.

        Sustain Patron Satisfaction and Quality Control.    We will continue to emphasize patron satisfaction and promote patron loyalty by continuously seeking to provide an enhanced moviegoing experience. To maintain quality and consistency within our theatres, we regularly conduct inspections of each theatre and operate a mystery shopper program.

Theatre Circuit

        We operate the largest domestic theatre circuit based on the number of screens. As of December 27, 2001, our national platform consisted of 3,662 screens in 304 theatres in 31 states. Of our 304 theatres, 156 were developed by us and 148 were acquired.

        We primarily operate multiscreen theatres. Our multiscreen theatre complexes typically contain 10 to 20 screens with auditoriums ranging from 100 to 500 seats each. Our theatres offer a wide selection of films and convenient show times, which appeal to a diverse group of patrons. In addition, our modern theatres feature amenities such as wall-to-wall screens, digital stereo surround-sound, multi-station concessions, computerized ticketing systems, plush stadium seating with cup holders and retractable arm rests, neon-enhanced interiors and exteriors and video game areas adjacent to the theatre lobby.

        After investing over $1.0 billion in capital expenditures since 1997, we believe that we have one of the most modern theatre circuits among major exhibitors of motion pictures. Since 1997, 55% of our screens have been built and 16% have been upgraded. In addition, 71% of our screens are located in theatres that feature stadium seating and digital sound.

        Our modern, multiscreen theatres are designed to increase the profitability of the theatres by optimizing revenues per square foot generated by the facility and reducing the cost per square foot of operating the theatres. Varied auditorium seating capacities within the same theatre allows us to exhibit films on a more cost effective basis for a longer period of time by shifting films to smaller auditoriums to meet changing attendance levels. In addition, operating efficiencies are realized through the economies of having common box office, concessions, projection, lobby and restroom facilities, which enables us to spread certain costs, such as payroll, advertising and rent, over a higher revenue base. Staggered movie show times also reduces staffing requirements and lobby congestion and contributes to more desirable parking and traffic flow patterns. In addition, we believe that operating a theatre circuit consisting primarily of modern theatres enhances our ability to license "blockbuster" films from distributors.

        We operate a national platform of theatres with 304 theatres in 31 states. Many of the markets in which we operate are among the strongest in the United States, with approximately two-thirds of all U.S. box office revenues generated in our markets. The following table details our theatre circuit by state:

State	Number of Theatres	Number of Screens	State	Number of Theatres	Number of Screens
Alabama	9	118	Nevada	6	84
Alaska	5	43	New Jersey	8	107
Arkansas	1	16	New York	9	140
California	13	204	North Carolina	6	61
Delaware	2	33	Ohio	26	300
Florida	44	638	Oklahoma	2	26
Georgia	16	236	Oregon	27	212
Idaho	4	14	Pennsylvania	12	173
Illinois	4	67	South Carolina	8	89
Indiana	6	65	Tennessee	13	154
Kentucky	1	16	Texas	11	143
Louisiana	1	9	Virginia	23	258
Maryland	2	27	Washington	39	339
Michigan	1	8	West Virginia	1	12
Minnesota	2	36	Wisconsin	1	16
Missouri	1	18

Theatre Operations

        Our management closely monitors our operations through daily reports generated from computerized box office terminals located in each theatre. These reports enable us to maintain an accurate and immediate count of admissions by film title and show times and provide management with the information necessary to manage our theatre operations effectively and efficiently. Additionally, daily payroll data is inputted at in-theatre terminals, which allows the regular monitoring of payroll expenses.

        We seek experienced theatre managers and require all new theatre managers to complete a training program at designated training theatres. The program is designed to encompass all phases of theatre operations, including our philosophy, management strategy, policies, procedures and operating standards. We have an incentive compensation program for theatre-level management, which rewards theatre managers for controlling operating expenses while complying with our operating standards.

        In addition, we have a quality assurance program to maintain clean, comfortable and modern facilities. To maintain quality and consistency within our theatre circuit, district managers regularly inspect each theatre and we operate a mystery shopper program, which involves unannounced visits by unidentified customers who report on the quality of service, film presentation and cleanliness at individual theatres.

Film Distribution

        Movie theatres are the primary initial distribution channel for new film releases and the theatrical success of a film is often the most important factor in establishing its value in the home video, cable television, broadcast television, international and other film distribution channels.

        Motion pictures are generally made available through several distribution methods, including pay-per-view, video rentals and cable and broadcast television programming at various dates after the theatrical release date. Distributors strive for a strong opening run at the theatre to establish a film's success and substantiate the film's revenue potential for both domestic and international distribution windows. The value of home video and pay cable distribution agreements frequently depends on the success of a film's theatrical release. Furthermore, studios' revenue-sharing percentage and ability to control who views the product within each of the distribution channels generally declines as a film moves further from its theatrical release channel. As the primary distribution window for the public's evaluation of films, theatrical distribution remains the cornerstone of a film's overall financial success.

        These additional distribution channels have given producers the ability to generate a greater portion of a film's revenues through channels other than theatrical release. This increased revenue potential after a film's initial domestic release has enabled major studios and certain independent producers to increase film production and theatrical advertising. The total cost of producing a film averaged approximately $47.7 million in 2001 compared with approximately $26.1 million in 1991, while the average cost to advertise and promote a film averaged approximately $31.0 million in 2001 as compared with $12.0 million in 1991.

Film Licensing

        We license films on a film-by-film and theatre-by-theatre basis by negotiating directly with film distributors. Prior to negotiating for a film license, we evaluate the prospects for upcoming films. Criteria considered for each film include cast, director, plot, performance of similar films, estimated film rental costs and expected MPAA rating. Successful licensing depends greatly upon the exhibitor's knowledge of trends and historical film preferences of the residents in markets served by each theatre, as well as on the availability of commercially successful motion pictures.

        Access to Film Product.    Films are licensed from film distributors owned by major film production companies and from independent film distributors that generally distribute films for smaller production companies. Film distributors typically establish geographic film licensing zones and allocate each available film to one theatre within that zone. Film licensing zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. As of December 27, 2001, 86% of our screens were located in film licensing zones in which we were the sole exhibitor. Being the sole exhibitor in a film licensing zone provides us access to all of the films distributed by the major studios and ensures that our theatres can exhibit all commercially successful films on our screens.

        In film licensing zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those films being offered and negotiating directly with the distributor. In zones where there is competition, a distributor will either allocate films among the exhibitors in the zone, or, on occasion, may require the exhibitors in the zone to bid for a film. When films are licensed under the allocation process, a distributor will select an exhibitor who then negotiates film rental terms directly with the distributor. We currently do not bid for films in any of our markets.

        Film Rental Fees.    Film licenses typically specify rental fees based on the higher of a gross receipts formula or a theatre admissions revenues formula. Under a gross receipts formula, the distributor receives a specified percentage of box office receipts, with the percentage declining over the term of the film run. Under a theatre admissions revenues formula, the distributor receives a specified percentage of the excess of admissions revenues over a negotiated allowance for theatre expenses. Although not specifically contemplated by the provisions of film licenses, rental fees actually paid by us are in certain circumstances adjusted subsequent to the exhibition in relation to the commercial success of a film in a process known as "settlement." To date, the settlement process has not resulted in material adjustments in the film rental fees accrued by us.

        Relationship with Distributors.    Many distributors provide quality first-run movies to the motion picture exhibition industry. However, according to industry reports, nine distributors accounted for approximately 93% of admissions revenues and 48 of the top 50 grossing films during 2000. No single distributor dominates the market. We license films from each of the major distributors and believe that our relationships with these distributors are good. From year to year, the revenues attributable to individual distributors will vary widely depending upon the number and quality of films that each one distributes. We believe that in 2000 no single distributor accounted for more than 12% of the films licensed by us.

Concessions

        In addition to box office admissions revenues, we generate revenues from concessions sales. Concessions sales constituted 27.2% and 27.3% of total revenues on a pro forma combined basis for the twelve months ending December 27, 2001 and the quarter ended March 28, 2002. We emphasize prominent and appealing concessions stations designed for rapid and efficient service. We continually seek to increase concessions sales by optimizing product mix, introducing special promotions from time to time and training employees to cross-sell products. Management negotiates directly with manufacturers for many of our concession items to obtain competitive prices and to ensure adequate supplies.

Other Revenue Sources

        We generate other operating revenues by offering on-screen advertising and other marketing revenues from certain of our vendor programs. To a lesser extent, we generate other operating revenues from arcades located adjacent to the lobbies of certain of our theatres and other ancillary revenue programs.

Marketing and Advertising

        Multimedia advertising campaigns for major film releases are organized and financed primarily by film distributors. To market our theatres, we utilize advertisements, including movie schedules published in newspapers and over the Internet, to inform our patrons of film selections and show times. Newspaper advertisements are typically displayed in a single grouping for all of our theatres located in a newspaper's circulation area. In addition, we actively market our theatres through radio advertising, television commercials in certain markets and certain promotional activities that frequently generate media coverage. We also utilize special marketing programs for specific films and concessions items. In addition, we seek to develop patron loyalty through a number of marketing programs such as free summer children's' film series, frequent moviegoer promotional programs, cross-promotion ticket redemptions and promotions within local communities.

Management Information Systems

        We have a significant commitment to our management information systems, some of which have been developed internally. The point-of-sale terminals within each theatre provide comprehensive information to the corporate office each morning. These daily management reports address all aspects of theatre operations, including concessions sales, fraud detection and film booking. Payroll information is gathered daily from theatres through the use of automated time keeping systems, enabling a comparison of actual to budgeted labor for each theatre. Our systems allow us to properly schedule and manage our hourly workforce. A help desk is also available to monitor and resolve any processing problems that might arise in the theatres.

Competition

        The motion picture industry is highly competitive and motion picture exhibitors generally compete on the basis of the following competitive factors: the ability to secure favorable licensing terms; seating capacity, location and reputation of their theatres; quality of projection and sound systems at their theatres; and their ability and willingness to promote the films they are showing.

        Our competitors vary substantially in size, from small independent exhibitors to large national chains. As a result, our theatres are subject to varying degrees of competition in the regions in which they operate. Because there are few barriers to entry, our competitors may build new theatres or screens in areas in which we operate, which may result in increased competition and excess capacity in those areas. If this occurs, it may have a material adverse effect on our business and results of operations.

        We also compete with other motion picture distribution channels, including home video, cable television, broadcast television and satellite and pay-per-view services. Other new technologies (such as video on demand) could also have a material adverse effect on our business and results of operations. In addition, we compete for the public's leisure time and disposable income with all other forms of entertainment, including sporting events, concerts, live theatre and restaurants.

Seasonality

        Our revenues are usually seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, studios release the most marketable motion pictures during the holiday season. The unexpected emergence of a hit film during other periods can alter the traditional trend. The timing of movie releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or any other quarter. The seasonality of motion picture exhibition, however, has become less pronounced in recent years as studios have begun to release major motion pictures somewhat more evenly throughout the year.

Employees

        As of March 28, 2002, we employed 12,591 persons. Of our employees, 308 were corporate personnel, 3,348 were theatre management personnel and the remainder were hourly theatre personnel. Film projectionists at nine of our theatres in the Las Vegas, Nevada; Nashville, Tennessee; New Rochelle, New York; and Cleveland and Youngstown, Ohio markets are represented by the International Alliance of Theatrical Stage Employees and Moving Picture Machine Operators of the United States and Canada or IATSE. Certain other of our employees in the State of Washington are also represented by the IATSE. Our collective bargaining agreements with the IATSE expire over various periods through March 3, 2003. We consider our employee relations to be good.

Regulation

        The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. We have never been a party to any of such cases, but the manner in which we can license films is subject to consent decrees resulting from those cases. Consent decrees bind certain major film distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a theatre-by-theatre basis. Consequently, exhibitors cannot assure themselves of a supply of films by entering into long-term arrangements with major distributors, but must negotiate for licenses on a film-by-film and theatre-by-theatre basis.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, the ADA to the extent that such properties are "public accommodations" or "commercial facilities" as defined by the ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants and additional capital expenditures to remedy such non-compliance. We believe that we are in substantial compliance with all current applicable regulations relating to accommodations for the disabled. We intend to comply with future regulations in this regard, and we do not currently anticipate that compliance will require us to expend substantial funds. Our theatre operations are also subject to federal, state and local laws governing such matters as wages, working conditions, citizenship and health and sanitation requirements. At March 28, 2002, approximately 2.1% of our employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees.

Properties

        As of March 28, 2002, we operated 240 of our theatres pursuant to lease agreements and owned the land and buildings for 58 theatres. Of the 298 theatres operated by us as of March 28, 2002, 144 were acquired as existing theatres and 154 have been developed by us. The majority of our leased theatres are subject to lease agreements with original terms of 20 years or more and, in most cases, renewal options for up to an additional 10 years. These leases provide for minimum annual rentals and the renewal options generally provide for rent increases. Under certain conditions, further rental payments may be based on a percentage of revenues above specified amounts. A significant majority of the leases are net leases, which require us to pay the cost of insurance, taxes and a portion of the lessor's operating costs. Our corporate office is located in approximately 96,450 square feet of space in Knoxville, Tennessee, which we acquired in 1994. We believe that these facilities are adequate for our operations.

Legal Proceedings

        We are presently involved in various legal proceedings arising in the ordinary course of our business operations, including personal injury claims, employment matters and contractual disputes, as well as in connection with the Chapter 11 claims reconciliation process. During fiscal 2000, we also became a defendant in a number of claims arising from our decision to close theatre locations or to cease construction of theatres on sites for which we purportedly had a contractual obligation to lease such property. We believe we have adequately provided for the settlement of such contractual disputes. Our management believes that any additional liability with respect to the above proceedings will not be material in the aggregate to our consolidated financial position, results of operations or cash flows.

        On September 6, 2001, Regal Cinemas and its wholly owned subsidiaries submitted the Plan for the approval of the holders of Former Regal Notes and the Former Regal Debentures and its general unsecured creditors. The Plan and its related documents were the product of negotiations between Regal Cinemas and its wholly owned subsidiaries and the holders of pre-petition claims who agreed to vote to accept the Plan. The Plan received, in number and amount, sufficient votes to enable us to file voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code and to seek, as promptly as practicable thereafter, confirmation of the Plan.

        On October 11, 2001, Regal Cinemas and its wholly owned subsidiaries filed voluntary petitions for relief under the United States Bankruptcy Code in the Bankruptcy Court, seeking court supervision of their restructuring efforts and confirmation of the Plan. The Plan was confirmed on December 7, 2001 and Regal Cinemas emerged from bankruptcy on January 29, 2002. For a more complete description of the events that led to the submission of the Plan and the basic terms of the Plan, see "The Reorganization."

        On January 31, 2001, PLC Commercial, LLC filed a claim against Edwards Theatres that arose from purported joint venture agreements to acquire, develop and construct at least five entertainment centers in key cities in North America. One center was completed in Houston, Texas and a site for a second center was selected in Raleigh, North Carolina. PLC Commercial, however, failed to commence and complete construction of that center. On August 23, 2000, Edwards Theatres filed for bankruptcy and later rejected all of the purported joint venture agreements, as well as Edwards Theatres' agreement to lease the theatre in Raleigh, North Carolina. PLC Commercial is claiming breach of lease, breach of joint venture, breach of fiduciary duty, intentional and negligent misrepresentation, concealment and rescission and is seeking approximately $46.2 million in damages. Edwards Theatres has filed a motion for summary judgment on the first claim and intends to file additional motions for summary judgment on the remaining claims. Unless Edwards Theatres prevails on its summary judgment motions, the case is expected to proceed to trial. The case is currently pending in the U.S. Bankruptcy Court for the Central District of California. Edwards Theatres intends to vigorously defend these claims.

        Edwards Theatres is also defending three different claims from Imax Corporation. On August 1, 2001, Imax filed a proof of claim against Edwards Theatres in the United States Bankruptcy Court for the Central District of California for alleged damages arising from Edwards Theatres' rejection of the IMAX system lease agreements entered into by Edwards Theatres and Imax. Imax's proof of claim alleges damages in a total amount of approximately $28.9 million. Imax also filed an adversary proceeding against Edwards Theatres on August 3, 2001, alleging unfair competition, false advertising and intellectual property violation. Imax is seeking treble damages in an unspecified amount and an award of costs and attorneys' fees.

        Regal Cinemas and Edwards Theatres have bankruptcy claims that remain unsettled and are subject to ongoing negotiation and possible litigation. At March 28, 2002, Regal Cinemas had accrued approximately $46.9 million and Edwards Theatres has accrued approximately $31.9 million for the estimated costs to resolve their respective bankruptcy claims. In the opinion of management, based on its examination of these matters, its experience to date and discussions with legal counsel, the outcome of these legal matters, after taking into consideration the amounts already accrued, is not expected to have a material effect on liquidity. To the extent the Regal Cinemas claims are allowed by the bankruptcy court, they will be funded with cash on hand, cash flow from operations or borrowings under Regal Cinemas' revolving credit facility. To the extent the Edwards Theatres claims are allowed by the bankruptcy court, they will be funded from restricted cash that has been set aside, cash on hand, cash from operations and, if the allowed claims exceed $55 million, from contributions by Anschutz and Oaktree's Principal Activities Group as described below. The timing of these claims will depend upon the resolution of these claims.

        Under Edwards Theatres' plan of reorganization, Anschutz and Oaktree's Principal Activities Group will contribute to Edwards Theatres $0.90 for each $1.00 of allowed general unsecured claims in excess of $55.0 million, up to $13.5 million. For each $900 contributed, Anschutz and Oaktree's Principal Activities Group will receive $1,044, up to a maximum of $15,663,333, from Ms. Carole Ann Ruoff and Ms. Joan Edwards Randolph, both former stockholders of Edwards Theatres, and from Edwards Affiliated Holdings, LLC, a company controlled by Mr. W. James Edwards, another former stockholder of Edwards Theatres. Regal Entertainment will also acquire up to 331,451 shares of Regal Entertainment Class A common stock from Edward Affiliated Holdings, LLC, based on the dollar amount contributed by Anschutz and Oaktree's Principal Activities Group. Anschutz and Oaktree's Principal Activities Group will, in turn, receive the same number of shares from Regal Entertainment, and will also receive from Ms. Ruoff and Ms. Randolph an aggregate of up to $7,384,469 in cash, in each instance based on the amount contributed and allocated between Anschutz and Oaktree's Principal Activities Group in relation to their respective contributions.

        In addition, Anschutz and Oaktree's Principal Activities Group will contribute to Edwards Theatres $0.90 for each $1.00 of allowed general unsecured claims in excess of $70.0 million. In exchange for these contributions, Regal Entertainment will acquire up to 1,383,461 shares of Class A common stock from Edwards Affiliated Holdings, LLC based on the amount contributed by Anschutz and Oaktree's Principal Activities Group. Anschutz and Oaktree's Principal Activities Group will, in turn, receive the same number of shares from Regal Entertainment, and will also receive from Ms. Ruoff and Ms. Randolph up to an aggregate of $5,935,531 in cash, in each instance based on the amount contributed and allocated between Anschutz and Oaktree's Principal Activities Group in relation to their respective contributions.

MANAGEMENT

Directors and Executive Officers

        The following persons are our directors and executive officers as of June 13, 2002. Certain information relating to our directors and executive officers, which has been furnished to us by the individuals named, is set forth below.

Name	Age	Position
Michael L. Campbell	48	Chief Executive Officer and Director
Gregory W. Dunn	43	President and Chief Operating Officer
Amy E. Miles	35	Executive Vice President, Chief Financial Officer and Treasurer
Peter B. Brandow	42	Executive Vice President, General Counsel and Secretary
Michael Pade	52	Executive Vice President, Films
Philip F. Anschutz	62	Director
Michael F. Bennet	37	Director
Alfred C. Eckert III	54	Director
B. James Ford	33	Director
Stephen A. Kaplan	43	Director
Craig D. Slater	45	Director

        Michael L. Campbell is our Chief Executive Officer and a director and is Vice Chairman and Co-Chief Executive Officer of Regal Entertainment. Mr. Campbell founded Regal Cinemas in November 1989, and has served as Chairman of the Board and Chief Executive Officer of Regal Cinemas since its inception. Mr. Campbell served as a director and executive officer of Regal Cinemas when it filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in "Business—Legal Proceedings." Prior thereto, Mr. Campbell was the Chief Executive Officer of Premiere Cinemas Corporation, which he co-founded in 1982, and served in such capacity until Premiere was sold in October 1989. Mr. Campbell is a director of Fandango, Inc. and serves as Chairman of the National Association of Theatre Owners in addition to serving on its Executive Committee of the board of directors.

        Gregory W. Dunn is our President and Chief Operating Officer and is Executive Vice President and Chief Operating Officer of Regal Entertainment and Regal Cinemas, and served as Executive Vice President and Chief Operating Officer of Regal Cinemas from 1995 to March 2002. Mr. Dunn served as an executive officer of Regal Cinemas when it filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in "Business—Legal Proceedings." Mr. Dunn served as Vice President of Marketing and Concessions of Regal Cinemas from 1991 to 1995.

        Amy E. Miles is our Executive Vice President, Chief Financial Officer and Treasurer and is Executive Vice President and Chief Financial Officer of Regal Entertainment and has served as the Executive Vice President, Chief Financial Officer and Treasurer of Regal Cinemas since January 2000. Ms. Miles served as an executive officer of Regal Cinemas when it filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in "Business—Legal Proceedings." Prior thereto, Ms. Miles was Senior Vice President of Finance from April 1999, when she joined Regal Cinemas. Ms. Miles was a Senior Manager with Deloitte & Touche from 1998 to 1999. From 1989 to 1998, she was with PriceWaterhouseCoopers, LLC.

        Peter B. Brandow is our Executive Vice President, General Counsel and Secretary and is Executive Vice President, General Counsel and Secretary of Regal Entertainment and has served as the Executive Vice President, General Counsel and Secretary of Regal Cinemas since February 2000. Mr. Brandow served as an executive officer of Regal Cinemas when it filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in "Business—Legal Proceedings." Prior thereto, Mr. Brandow was Vice President, General Counsel and Secretary from February 1999 when he joined Regal Cinemas. From September 1989 to January 1999, Mr. Brandow was an associate with the law firm Simpson Thatcher & Bartlett.

        Michael Pade has served as Executive Vice President, Films since March 2002. Mr. Pade served as Executive Vice President of United Artists Theatre Circuit, Inc. in charge of film operations from February 1997 until he joined the Company. Mr. Pade joined United Artists Theatre Circuit, Inc. in October 1994 as a Senior Vice President of film operations. Prior to joining United Artists Theatre Circuit, Inc. Mr. Pade worked for Mann Theatres as the Senior Vice President in charge of domestic film booking.

        Philip F. Anschutz is the non-executive Chairman of Regal Entertainment's board of directors, which is a non-officer position and a position for which he receives no remuneration. Mr. Anschutz has served as the Chairman of the board of directors of The Anschutz Corporation, which he founded in 1965, and Anschutz Company for more than the last five years. He has been a director and Chairman of the board of Qwest Communications International, Inc. since February 1997, and a director of Forest Oil Corporation since 1995. Mr. Anschutz was the Chairman of Southern Pacific Rail Corporation until it was acquired by Union Pacific Corporation in 1996, and he has served as a director and Vice Chairman of Union Pacific thereafter.

        Michael F. Bennet has been a Vice President of The Anschutz Investment Company since November 1997. Mr. Bennet served on the board of directors of United Artists Theatre Circuit since its emergence from bankruptcy on March 2, 2001. Before joining The Anschutz Investment Company, Mr. Bennet served as counsel to the Deputy Attorney General at the United States Department of Justice from September 1994 to October 1997. Prior thereto, Mr. Bennet practiced law at Wilmer, Cutler & Pickering in Washington, D.C.

        Alfred C. Eckert III has been Chairman and Chief Executive Officer of GSC Partners, a private investment firm, since 1994. Mr. Eckert is also a director of Kensington Group (UK) and Moore Corporation Ltd. Mr. Eckert has been a director of McKesson since 1999, and was previously a director of HBO & Company.

        B. James Ford is a managing director of Oaktree Capital Management, LLC and has served as a member of Oaktree's Principal Investment Activities Group since joining Oaktree in 1996. Prior to joining Oaktree, Mr. Ford was a member of Paine Webber Incorporated Investment Banking Department.

        Stephen A. Kaplan is a principal of Oaktree Capital Management, LLC. Since 1995 he has managed Oaktree's Principal Investment Activities Group that invests in controlling and minority positions in private and public companies. Prior to joining Oaktree, Mr. Kaplan was a managing director of Trust Company of the West. Prior to his work with Trust Company of the West, Mr. Kaplan was a partner with the law firm Gibson, Dunn & Crutcher. Mr. Kaplan currently serves as a director of Forest Oil Corporation, General Maritime Corporation, Cherokee International, Inc. and CollaGenex Pharmaceuticals, Inc.

        Craig D. Slater has served as President of The Anschutz Investment Company since 1997, and as Executive Vice President of Anschutz Company since April 1999 and The Anschutz Corporation since May 1999. Mr. Slater served as Vice President of Acquisitions and Investments of both The Anschutz Corporation and Anschutz Company from August 1995 until May and April 1999, respectively. He also served as Corporate Secretary of Anschutz Company and The Anschutz Corporation from

September 1991 to October 1996. He currently serves on the boards of directors of Qwest Communications International, Inc., United Artists Theatre Circuit and Forest Oil Corporation.

Composition of the Board of Directors

        Our Board of Directors currently consists of seven members. Our directors are elected annually to serve during the ensuing year or until their respective successors are duly elected and qualified.

Executive Compensation

        The following table provides information regarding the annual, long-term and other compensation during 1999, 2000 and 2001 for our Chief Executive Officer and four other most highly compensated executive officers who were serving as executive officers at the end of our fiscal year 2001 and whose salary and bonus exceeded $100,000 during that year. These individuals are referred to as our Named Executive Officers.

Summary Compensation Table

Long Term Compensation Awards
Annual Compensation
Name and Position	Fiscal Year			Securities Underlying Options/SARs(#)
		Salary($)	Bonus($)(1)(2)
Michael L. Campbell Chief Executive Officer	2001 2000 1999	$590,432 547,060 526,350	$1,300,573 150,000 —	— — —
Gregory W. Dunn Executive Vice President & Chief Operating Officer	2001 2000 1999	378,022 351,004 336,278	647,291 75,000 —	— — —
Amy E. Miles Executive Vice President & Chief Financial Officer and Treasurer	2001 2000 1999	311,538 242,637 110,494	532,875 90,000 50,000	— — —
Peter B. Brandow Executive Vice President, General Counsel and Secretary	2001 2000 1999	278,077 194,970 104,969	518,750 55,000 35,000	— — —
Michael Levesque(3) Senior Vice President, Operations	2001 2000 1999	233,654 162,586 128,656	399,656 115,000 50,000	— — —

(1)
The 2001 bonus amount reflects cash bonuses earned and paid in 2001. The 2000 bonus amount reflects cash bonuses earned and paid in 2000 and the 1999 bonus amount reflects cash bonuses earned in 1999 and paid the following fiscal year. During 1999, 2000, and 2001, we did not grant options to our Named Executive Officers.

(2)
In December 2000, we established a management retention program, which provided for retention bonuses payable upon Regal Cinemas' emergence from bankruptcy. Regal Cinemas paid these bonuses in the first quarter of 2002 after its plan of reorganization became effective. The bonus amounts for 2001 include amounts paid to our Named Executive Officers in the first quarter of 2002 under the retention program as follows: Mr. Campbell: $589,100; Mr. Dunn: $282,877; Ms. Miles: $232,875; Mr. Brandow: $228,750; and Mr. Levesque: $174,656.

(3)
Mr. Levesque, who continues to be a Senior Vice President of the Company, is, as a result of additions to our management team subsequent to 2001, no longer deemed to be an executive officer of the Company under the applicable rules of the Securities and Exchange Commission.

        Under a severance plan maintained by Regal Cinemas, Mr. Brandow and Mr. Levesque are entitled to severance payments in the event we terminate their employment without cause or if they terminate their employment with good reason prior to January 29, 2003. In either event, we would pay Mr. Brandow and Mr. Levesque two times their base salary plus 1.5 times their target bonus.

Stock Option Grants

        In connection with Regal Cinemas' bankruptcy reorganization, pursuant to the Plan all of the stock option grants of Regal Cinemas outstanding prior to the effective date of the Plan were cancelled effective January 29, 2002. Upon emergence from the bankruptcy reorganization, we granted options to acquire an aggregate of 600,000 shares of our common stock. In connection with the formation of Regal Entertainment, all post-bankruptcy grants of ours were exchanged for option grants from Regal Entertainment.

Employment Agreements

        Regal Entertainment entered into an employment agreement with Michael L. Campbell pursuant to which Mr. Campbell will serve as one of the Co-Chief Executive Officers of Regal Entertainment and as our Chief Executive Officer. The term of this agreement is three years and provides for a base annual salary of $589,100, subject to subsequent annual adjustment. Mr. Campbell is also eligible to receive a cash bonus each year based on performance and attainment of earnings objectives set by Regal Entertainment's board of directors. Mr. Campbell's target bonus shall be at least 100% of his base annual salary and Mr. Campbell's stretch bonus shall be at least 150% of his base annual salary. If Regal Entertainment terminates Mr. Campbell's employment without cause, Mr. Campbell is entitled to severance payments equal to that of two times his base annual salary and health and life insurance benefits for 24 months from the date of the termination of his employment. Under those circumstances, Mr. Campbell is also entitled to receive, pro-rated to the date of termination, any bonus he would have received for that year. If Mr. Campbell terminates his employment for good reason, he is entitled to receive, in addition to amounts payable if Regal Entertainment were to have terminated his employment without cause, one times Mr. Campbell's target bonus. Also, if Regal Entertainment terminates Mr. Campbell's employment, or if Mr. Campbell resigns for good reason, within 3 months prior to, or one year after, a change of control of Regal Entertainment, Mr. Campbell is entitled to receive severance payments equal to: (i) the actual bonus, pro-rated to the date of termination, he would have received in respect of the fiscal year in which the termination occurs; and (ii) two and one-half times his annual base salary plus two times his target bonus, and health and life insurance benefits for 30 months. Mr. Campbell is also subject to a noncompete agreement under which Mr. Campbell agrees not to compete with Regal Entertainment or Regal Entertainment's theatre affiliates or solicit or hire certain of Regal Entertainment's employees during the term of his employment agreement and for one year thereafter.

        In addition, in connection with its bankruptcy reorganization proceedings, Regal Cinemas entered into an employment agreement with Mr. Campbell on substantially similar terms. The Regal Cinemas agreement with Mr. Campbell also contained a transition period severance arrangement providing that, if Mr. Campbell resigns for good reason or is terminated without cause prior to January 29, 2003, he will be entitled to receive severance payments equal to: (i) the actual bonus, pro-rated to the date of termination, he would have received in respect of the fiscal year in which the termination occurs; and (ii) two and one-half times his annual base salary plus two times his target bonus. Except for the transition period severance arrangement, Mr. Campbell's employment agreement with Regal Cinemas has been superseded by his employment agreement with Regal Entertainment. Any payment pursuant to the transition period severance arrangement would be reduced by any severance payments due under the Regal Entertainment employment agreement with Mr. Campbell.

        Regal Entertainment has entered into employment agreements with Amy E. Miles and Gregory W. Dunn, pursuant to which Ms. Miles will serve as Regal Entertainment's Chief Financial Officer and Mr. Dunn will serve as Regal Entertainment's Chief Operating Officer, and as our President and Chief Operating Officer. The term of the agreements is three years and the agreements provide for base annual salaries of $377,169 for Mr. Dunn and $310,500 for Ms. Miles subject to subsequent annual adjustment. Each employee is also eligible to receive a cash bonus each year based on performance and attainment of earnings objectives set by Regal Entertainment's board of directors. Each employee's target bonus shall be at least 75% of his or her base annual salary and each employee's stretch bonus shall be at least 100% of his or her base annual salary. If Regal Entertainment terminates either employee's employment without cause, such employee is entitled to severance payments equal to that of two times his or her base annual salary and health and life insurance benefits for 24 months from the date of the termination of his or her employment. Under those circumstances, each employee is also entitled to receive, pro-rated to the date of termination, any bonus he or she would have received for that year. If either employee terminates his or her employment for good reason, he or she is entitled to receive, in addition to amounts payable if we were to have terminated his or her employment without cause, one times such employee's target bonus. Also, if Regal Entertainment terminates either employee's employment, or if either employee resigns for good reason, within 3 months prior to, or one year after, a change of control of Regal Entertainment, such employee is entitled to receive severance payments equal to: (i) the actual bonus, pro-rated to the date of termination, the executive would have received in the fiscal year in which the termination occurs; and (ii) two times the executive's annual salary plus one and one-half times the executive's target bonus, and health and life insurance benefits for 30 months. Each employee is also subject to a noncompete agreement under which he or she agrees not to compete with Regal Entertainment or Regal Entertainment's theatre affiliates or solicit or hire certain of Regal Entertainment's employees during the term of his or her employment agreement and for one year thereafter.

        In addition, in connection with its bankruptcy reorganization proceeding, Regal Cinemas entered into employment agreements with Mr. Dunn and Ms. Miles on substantially similar terms. The Regal Cinemas agreements with Mr. Dunn and Ms. Miles also contained a transition period severance arrangement providing that, if the executive resigns for good reason or is terminated without cause prior to January 29, 2003, the executive will be entitled to receive severance payments equal to: (i) the annual bonus, pro-rated to the date of termination, the executive would have received in the fiscal year in which the termination occurs; and (ii) two times the executive's annual salary plus one and one half times the executive's target bonus. Except for the transition period severance arrangement, Mr. Dunn's and Ms. Miles' employment agreements with Regal Cinemas have been superseded by their employment agreements with Regal Entertainment. Any payment pursuant to the transition severance arrangement would be reduced by the amount of any severance payments due under the Regal Entertainment employment agreements with Mr. Dunn and Ms. Miles.

CERTAIN TRANSACTIONS

Shareholders Agreement

        On January 29, 2002, we entered into a shareholders agreement with those holders of debt under Regal Cinemas' former senior credit facilities who agreed to exchange approximately $725.0 million of their pre-petition claims for 100% of our newly issued common stock, which was issued in exchange for Regal Cinemas' common stock. The shareholders agreement provisions contained agreements regarding corporate governance and other matters relating to the shares of our common stock. This agreement terminated upon the formation of Regal Entertainment and there are no continuing restrictions under the agreement regarding our corporate governance. See "The Formation of Regal Entertainment and Edwards Transaction."

Lockup Agreement

        On August 31, 2001, Regal Cinemas and each of Anschutz, OCM Principal Opportunities Fund II, L.P., LBI Group, Inc., GSCP Recovery, Inc., Tudor Investment Corporation, and certain funds and accounts managed by Putnam Investment Management, LLC and its affiliates, the holders of debt under Regal Cinemas' former senior credit facilities who agreed to exchange approximately $725.0 million of their pre-petition claims for our newly issued common stock, entered into the Lockup Agreement. Pursuant to the terms of the agreement, Regal Cinemas was required, as soon as reasonably practicable, to file a petition for relief under the Bankruptcy Code, file the Plan and related documents, seek confirmation of the Plan and request that the Bankruptcy Court establish the final date for filing proofs of prepetition claims. In return, the Regal Cinemas debt holders listed above generally agreed that they would (i) not object to confirmation of the Plan or support any form of reorganization other than the Plan, (ii) vote in favor of the Plan and consent to the treatment of their claims under the Plan and (iii) not transfer, directly or indirectly, any of their claims under the Plan. The agreement terminated on March 31, 2002.

Bridge Facility

        On December 6, 2001, Regal Cinemas entered into a bridge facility with Anschutz and an affiliate of Oaktree's Principal Activities Group. Under the terms of the bridge facility, Regal Cinemas paid a commitment fee of $1.6 million to Anschutz and $400,000 to an affiliate of Oaktree's Principal Activities Group, which in the aggregate was 1% of the total amount of available commitments under the bridge facility. This bridge facility was not drawn and terminated upon Regal Cinemas' emergence from bankruptcy.

Reorganization Payments

        During the period from July 2000 to April 2001, in a series of arm's-length transactions effected through brokers, Anschutz purchased for cash at varying prices from unaffiliated third party lenders (i) $435.3 million in outstanding principal amount of Regal Cinemas' revolving and term indebtedness under its prepetition senior credit facilities and (ii) $572.7 million in outstanding principal amount of Regal Cinemas' 9 1/2% senior subordinated notes due 2008 and 8 7/8% senior subordinated notes due 2010. The senior bank debt was converted into approximately 60.0% of the common stock of Regal Cinemas and the subordinated notes were satisfied and retired by a cash payment equal to $129.5 million in Regal Cinemas reorganization proceedings.

        During the period from July 2000 to January 2001, in a series of arm's-length transactions effected through brokers, Oaktree's Principal Activities Group purchased for cash at varying prices from unaffiliated third party lenders (i) $108.8 million in outstanding principal amount of Regal Cinemas' revolving and term indebtedness under its prepetition senior credit facilities and (ii) $131.4 million in outstanding principal amount of Regal Cinemas' 9 1/2% senior subordinated notes due 2008 and 8 7/8% senior subordinated notes due 2010. The senior bank debt was converted into approximately 15.0% of the common stock of Regal Cinemas and the subordinated notes were satisfied and retired by a cash payment equal to $29.7 million in Regal Cinemas' reorganization proceedings.

        During the period from August 2000 to January 2001, in a series of arm's-length transactions effected through brokers, Anschutz purchased for cash at varying prices from unaffiliated third party lenders $20.0 million in outstanding principal amount of Edwards Theatres' revolving and term indebtedness under its prepetition senior credit facilities. This indebtedness, along with a cash investment, was converted into $8.0 million of senior subordinated notes, approximately 63.1% of the preferred stock and approximately 40.8% of the common stock of Edwards Theatres in its reorganization proceedings.

        During the period from August 2000 to January 2001, in a series of arm's-length transactions effected through brokers, Oaktree's Principal Activities Group purchased for cash at varying prices from unaffiliated third party lenders $5.0 million in outstanding principal amount of indebtedness of Edwards Theatres' revolving and term indebtedness under its prepetition senior credit facilities. This indebtedness, along with a cash investment, was converted into $2.0 million of senior subordinated notes, approximately 15.8% of the preferred stock and approximately 10.2% of the common stock of Edwards Theatres in its reorganization proceedings. After Edwards Theatres emerged from bankruptcy, Anschutz and Oaktree's Principal Activities Group purchased for cash an additional 32.7% of the common stock of Edwards Theatres from members of the Edwards family.

        Regal Cinemas.    As members of the class of holders of Regal Cinemas' former senior credit facilities, Anschutz, Oaktree's Principal Activities Group and Greenwich Street Capital Partners, which we refer to as GSCP, received $33.6 million, $5.6 million and $6.0 million, respectively, in respect of accrued but unpaid interest. As members of the class of holders of Regal Cinemas' subordinated debt, Anschutz received cash payments of approximately $129.5 million, Oaktree's Principal Activities Group received cash payments of approximately $29.7 million and GSCP received cash payments of approximately $5.5 million in satisfaction of these claims, which payments equaled approximately 20% of the principal amount of subordinated debt held by them. Anschutz has received cash payments of approximately $3.2 million, Oaktree's Principal Activities Group received cash payments of approximately $800,000 and Regal Entertainment and GSCP has received cash payments of approximately $50,000 in respect of certain documented expenses incurred in connection with Regal Cinemas' restructuring. In addition, Regal Entertainment paid GSCP $1,000,000 for restructuring services.

        Edwards Theatres.    Under Edwards Theatres' plan of reorganization, Anschutz and Oaktree's Principal Activities Group will contribute to Edwards Theatres $0.90 for each $1.00 of allowed general unsecured claims in excess of $55.0 million, up to $13.5 million. For each $900 contributed, Anschutz and Oaktree's Principal Activities Group will receive $1,044, up to a maximum of $15,663,333, from Ms. Carole Ann Ruoff and Ms. Joan Edwards Randolph, both former stockholders of Edwards Theatres; and from Edwards Affiliated Holdings, LLC, a company controlled by Mr. W. James Edwards, another former stockholder of Edwards Theatres. Regal Entertainment will also acquire up to 331,451 shares of its Class A common stock from Edwards Affiliated Holdings, LLC, based on the dollar amount contributed by Anschutz and Oaktree's Principal Activities Group. Anschutz and Oaktree's Principal Activities Group will, in turn, receive the same number of shares from Regal Entertainment, and will also receive from Ms. Ruoff and Ms. Randolph an aggregate of up to $7,384,469 in cash, in each instance based on the amount contributed and allocated between Anschutz and Oaktree's Principal Activities Group in relation to their respective contributions.

        In addition, Anschutz and Oaktree's Principal Activities Group will contribute to Edwards Theatres $0.90 for each $1.00 of allowed general unsecured claims in excess of $70.0 million. In exchange for these contributions, Regal Entertainment will acquire up to 1,383,461 shares of its Class A common stock from Edwards Affiliated Holdings, LLC based on the amount contributed by Anschutz and Oaktree's Principal Activities Group. Anschutz and Oaktree's Principal Activities Group will, in turn, receive the same number of shares from Regal Entertainment, and will also receive from Ms. Ruoff and Ms. Randolph up to an aggregate of $5,935,531 in cash, in each instance based on the amount contributed and allocated between Anschutz and Oaktree's Principal Activities Group in relation to their respective contributions.

Redemption of Edwards Theatres' Series A Preferred Stock and Series B Preferred Stock

        In connection with the formation of Regal Entertainment, Edwards Theatres issued 135,000 shares of its Class A common stock to the holders of Edwards Theatres' Series A preferred stock and 115,000 shares of its Class B common stock to the holders of Edwards Theatres' Series B preferred stock in consideration for the elimination of voting rights on such preferred stock.

        On April 17, 2002, we used a portion of the proceeds from the 9 3/8% senior subordinated notes issued on April 17, 2002 to cause Edwards Theatres to redeem its Series A and Series B preferred stock. Anschutz received $47.8 million and Oaktree's Principal Activities Group received $11.9 million in the redemption of Edwards Theatres' Series A preferred stock held by them. Edwards Affiliated Holdings, LLC, an entity controlled by Edwards Theatres' former stockholder and director, W. James Edwards, III and Mr. Edwards' sisters received an aggregate of $15.7 million in the redemption of the Edwards Theatres' Series B preferred stock held by them.

Payment of Edwards Theatres' Senior Subordinated Notes

        On April 17, 2002, we used a portion of the proceeds from our 9 3/8% senior subordinated notes issued on April 17, 2002 to cause Edwards Theatres to redeem from Anschutz approximately $9.6 million and Oaktree's Principal Activities Group approximately $2.4 million owed on the senior subordinated notes issued by Edwards Theatres to Anschutz and Oaktree's Principal Activities Group.

Guaranties of Certain Edwards Theatres' Lease Obligations

        On March 8, 2002, Anschutz entered into a Guaranty for the benefit of Starwood Wasserman Fresno LLC pursuant to which Anschutz unconditionally and irrevocably agreed to guaranty the full and timely payment and performance of all of the duties, obligations and covenants of Edwards Theatres under a Lease dated December 27, 1999 entered into by Edwards Theatres and Starwood Wasserman Fresno LLC. Under such Lease, Edwards Theatres leases property located in Fresno, California from Starwood Wasserman Fresno LLC for the purpose of operating a theatre on such property. Pursuant to the Guaranty, if Edwards Theatres defaults under the Lease, whether by failing to pay rent when due, failing to use the premises as a motion picture theatre facility as provided under the Lease, failing to maintain the premises as required by the Lease or otherwise, Starwood Wasserman Fresno LLC may proceed immediately against Anschutz or Edwards Theatres, or both, or may enforce against Anschutz or Edwards Theatres, or both, any rights it has under the Lease or pursuant to applicable laws.

        Anschutz entered into the Guaranty with Starwood Wasserman Fresno LLC because Starwood Wasserman Fresno LLC would not accept a guaranty from Regal Entertainment, the intended guarantor, prior the completion of its initial public offering, and Edwards Theatres was required to deliver an acceptable guaranty to Starwood Wasserman Fresno LLC as a condition to completing the exchange transaction with Regal Entertainment, which was required to be completed prior to the Regal Entertainment initial public offering. Because Regal Entertainment has completed its initial public offering, Starwood Wasserman Fresno LLC has agreed to accept a replacement guaranty from Regal Entertainment. Accordingly, Anschutz and Regal Entertainment intend to have the Guaranty terminated and replaced by a new guaranty from Regal Entertainment, substantially in the form of the Guaranty, for the benefit of Starwood Wasserman Fresno LLC.

        On March 8, 2002, Anschutz entered into a Guaranty for the benefit of Starwood Wasserman Ontario LLC pursuant to which Anschutz unconditionally and irrevocably agreed to guaranty the full and timely payment and performance of all of the duties, obligations and covenants of Edwards Theatres under a Lease dated July 16, 1999 entered into by Edwards Theatres and Starwood Wasserman Ontario LLC. Under such Lease, Edwards Theatres leases property located in Ontario, California from Starwood Wasserman Ontario LLC for the purpose of operating a theatre on such property. Pursuant to the Guaranty, if Edwards Theatres defaults under the Lease, whether by failing to pay rent when due, failing to use the premises as a motion picture theatre facility as provided under the Lease, failing to maintain the premises as required by the Lease or otherwise, Starwood Wasserman Ontario LLC may proceed immediately against Anschutz or Edwards Theatres, or both, or may enforce against Anschutz or Edwards Theatres, or both, any rights it has under the Lease or pursuant to applicable laws.

        Anschutz entered into the Guaranty with Starwood Wasserman Ontario LLC because Starwood Wasserman Ontario LLC would not accept a guaranty from Regal Entertainment, the intended guarantor, prior the completion of its initial public offering, and Edwards Theatres was required to deliver an acceptable guaranty to Starwood Wasserman Ontario LLC as a condition to completing the exchange transaction with Regal Entertainment, which was required to be completed prior to the Regal Entertainment initial public offering. Because Regal Entertainment has completed its initial public offering, Starwood Wasserman Ontario LLC has agreed to accept a replacement guaranty from Regal Entertainment. Accordingly, Anschutz and Regal Entertainment intend to have the Guaranty terminated and replaced by a new guaranty from Regal Entertainment, substantially in the form of the Guaranty, for the benefit of Starwood Wasserman Ontario LLC.

Employment Agreements

        In connection with its the bankruptcy reorganization, Regal Cinemas entered into Employment Agreements with Messrs. Campbell and Dunn and Ms. Miles. Except with respect to arrangements related to severance, these agreements have been superseded by employment agreements with Regal Entertainment. For the details of these agreements, please see "Management—Employment Agreements."

Indemnification Agreements

        Regal Cinemas has entered into indemnification agreements with each of Michael L. Campbell, Peter B. Brandow, Gregory W. Dunn and Amy E. Miles. The idemnification agreements provide that Regal Cinemas will indemnify each of those individuals against claims arising out of events or occurrences related to that individual's service as an agent of Regal Cinemas, except among other restrictions to the extent such claims arise from conduct that was knowingly fraudulent, a knowing violation of law or of any policy of Regal Cinemas, deliberately dishonest or in bad faith or constituted willful misconduct.

Regal CineMedia Services Agreement

        We intend to enter into a services agreement with Regal CineMedia, which is a wholly owned subsidiary of Regal Entertainment. Regal CineMedia's business is focused on generating revenues through exploiting ancillary business uses of theatres operated by Regal Entertainment. Under this agreement, Regal CineMedia will develop, market and implement advertising, alternative programming and other uses of our theatres unrelated to the exhibition of motion pictures and concession sales. We have not yet determined the amount of fees and expenses payable under this agreement, but we anticipate that they will be customary for agreements of this nature.

Management Agreements

        We intend to enter into a management agreement with United Artists Theatre Circuit, Inc. which is a wholly owned subsidiary of United Artists Theatre Company, which is a majority-owned subsidiary of Regal Entertainment. Under this agreement, we will provide certain financial, operational and management services to United Artists Theatre Circuit, Inc. We have not yet determined the amount of fees and expenses payable under this agreement, but we anticipate that they will be customary for agreements of this nature.

        We may also enter into a management agreement with Regal Entertainment to provide certain financial, operational and management services. We have not yet determined the amount of fees and expenses payable under this agreement, but we anticipate that they would be customary for agreements of this nature.

PRINCIPAL STOCKHOLDER

        Upon the formation of Regal Entertainment, Regal Entertainment became our sole stockholder. Thereafter, Regal Entertainment contributed our capital stock to its wholly owned direct subsidiary, Regal Entertainment Holdings. Regal Entertainment Holdings is our sole stockholder.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of the material terms of several of our other material debt obligations. This summary does not restate in entirety the terms of the agreements under which we incurred these debt obligations. We urge you to read these agreements that are included as exhibits to the Registration Statement of which this prospectus forms a part because they, and not these summaries, define our rights and obligations.

Senior Credit Facilities

        We entered into a senior credit agreement with several financial institutions including Lehman Brothers Inc., Credit Suisse First Boston Corporation, General Electric Capital Corporation and Lehman Commercial Paper Inc. on January 29, 2002. Under the credit agreement, the lenders advanced us $270.0 million through a senior secured term loan and have made available, subject to the satisfaction of conditions customary for the extensions of credit of this type, an additional $100.0 million through a senior secured revolving credit facility. The term loan amortizes at a rate of 5% per annum for the first five years, with the remaining 75% due on January 29, 2008. The revolving credit facility became available on January 29, 2002 and will be available until January 29, 2007.

        Borrowings bear interest, at our option, at either the base rate or Eurodollar rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving credit facility is subject to adjustment based upon our consolidated total leverage ratio. The base rate is a fluctuating interest rate equal to the higher of (a) the British Banking Association's prime rate or (b) the Federal Funds Effective Rate plus 0.5%. We must also pay customary administration fees, expenses and commitment fees on the unused portion of the revolving credit facility and provide indemnities for liabilities arising in particular circumstances.

        We may prepay borrowings under the credit agreement in whole or in part, in minimum amounts and subject to certain other conditions set forth in the credit agreement. We are required to make mandatory prepayments to the lenders from:

  •
  the net cash proceeds from asset sales in particular circumstances specified in the credit agreement;

  •
  up to 50% of their excess cash flow; and

  •
  the net cash proceeds from new debt or equity issuances in particular circumstances specified in the credit agreement.

        The mandatory prepayment of the obligations under the credit agreement are subject to specified exceptions. The lenders under the term loan facility may elect to decline any mandatory prepayment.

        Our obligations are secured by, among other things, the capital stock of most of our subsidiaries, mortgages on most of the properties and a security interest in substantially all of the assets of Regal Cinemas.

        The credit agreement includes several financial covenants. We cannot permit, at the end of each applicable fiscal quarter:

  •
  our ratio of consolidated total debt to consolidated EBITDA to exceed the ratio of (a) 3.75 to 1 for the first through third fiscal quarters in 2002, (b) 3.50 to 1 for the fourth fiscal quarter in 2002 through the third fiscal quarter in 2004 and (c) 3.25 to 1 for the fourth fiscal quarter in 2004 through the fourth fiscal quarter in 2007 and thereafter;

  •
  our ratio of consolidated EBITDA plus consolidated rent expense to interest plus rent expense to be less than 1.50 to 1 for any period of four consecutive fiscal quarters;

  •
  our ratio of consolidated senior debt to consolidated EBITDA to exceed the ratio of (a) 2.65 to 1 for the first through the third fiscal quarters in 2002, (b) 2.40 to 1 for the fourth fiscal quarter 2002 through the third fiscal quarter in 2003, (c) 2.15 to 1 from the fourth fiscal quarter in 2003 through the third fiscal quarter in 2004, (d) 2.00 to 1 from the fourth fiscal quarter in 2004 through the third fiscal quarter in 2005, (e) 1.75 to 1 from the fourth fiscal quarter in 2005 through the fourth fiscal quarter in 2007 and thereafter;

  •
  our ratio of consolidated adjusted debt to consolidated EBITDA plus consolidated rent expense to exceed the ratio of (a) 5.75 to 1 for the first fiscal quarter in 2002 through the third fiscal quarter in 2002, (b) 5.50 to 1 for the fourth fiscal quarter in 2002 through the third fiscal quarter in 2004 and (c) 5.25 to 1 for the fourth fiscal quarter in 2004 through the fourth fiscal quarter in 2007 and thereafter; and

  •
  our capital expenditures as a percentage of the prior year's EBITDA to exceed 25% for fiscal 2002 and up to 35% for each year thereafter.

        The credit agreement also contains customary covenants, including limitations on our ability to incur debt, and events of default, including a change of control, as defined in the credit agreement. The credit agreement also limits our ability to pay dividends, to make advances to us or our other subsidiaries and otherwise to engage in intercompany transactions. These limitations will restrict our ability to fund operations outside of the Company with funds generated at the Company.

Regal Cinemas Leveraged Sale and Leaseback

        During 2000, Regal Cinemas entered into a sale and leaseback transaction with an unaffiliated third party, involving 15 of its owned theatres. Under the terms of this transaction, Regal Cinemas sold the land and related improvements of the theatres for $45.2 million and leased them back for an initial lease term of 20 years, with an option to extend it for up to 20 additional years. Regal Cinemas accounts for these leases as operating leases. Rent expense during the initial term is approximately $5.0 million annually. Regal Cinemas is amortizing the gain on the sale of $2.1 million over the initial lease term of 20 years and will offset rent expense.

Lease Financing Arrangements

        For certain of our new theatre sites built in fiscal years 1999, 2000 and 2001, we were considered the owner (for accounting purposes) of the theatre during the construction period. In accordance with Emerging Issues Task Force (EITF) No. 97-10, we were required to record the balance sheet obligations when the construction of the theatre was completed resulting in payments being recorded as interest expense and principal reduction rather than rent expense. These leases typically run for a period of 20 years.

DESCRIPTION OF THE EXCHANGE NOTES

        The old notes were, and the exchange notes will be, issued pursuant to an indenture (the "Original Indenture") dated as of January 29, 2002, by and among Regal Cinemas Corporation, the Guarantors and U.S. Bank National Association, as trustee (the "Trustee") as such Original Indenture was amended by a first supplemental indenture dated as of April 17, 2002 by and among Regal Cinemas Corporation, the Guarantors and the Trustee (the "First Supplemental Indenture") and a second supplemental indenture dated as of April 17, 2002, by and among Regal Cinemas Corporation, Edwards Theatres and the subsidiaries of Edwards Theatres and the Trustee (the "Second Supplemental Indenture"). We refer to the Original Indenture, the First Supplemental Indenture and the Second Supplemental Indenture as the "Indenture".

        The following summaries of certain provisions of the Indenture and the Registration Rights Agreement dated as of January 29, 2002, by and among Regal Cinemas Corporation, the Guarantors and the Initial Purchasers (the "First Registration Rights Agreement") and the Registration Rights Agreement dated as of April 17, 2002, by and among Regal Cinemas Corporation, the Guarantors and the Initial Purchaser (the "Second Registration Rights Agreement") are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture and the Registration Rights Agreements.

        You can find the definitions of certain capitalized terms in this section under the subheading "—Certain Definitions." For purposes of this section, references to "Company" or "we," "our," or "us" include only Regal Cinemas Corporation, a Delaware corporation and its successors in accordance with the terms of the Indenture and, except pursuant to the terms of the full and unconditional, joint and several Guarantees, not our Subsidiaries. For purposes of this section, references to "Regal Cinemas" include only Regal Cinemas, Inc., a Tennessee corporation.

        The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The notes are subject to all such terms, and holders of notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

        The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the notes.

Brief Description of the Exchange Notes and the Full and Unconditional, Joint and Several Guarantees

The Exchange Notes

        The exchange notes:

  •
  are our unsecured, senior subordinated obligations;

  •
  rank junior in right of payment with all of our existing and future Senior Indebtedness;

  •
  rank equal in right of payment with all of our existing and future senior subordinated Indebtedness;

  •
  rank senior in right of payment to all of our existing and future Subordinated Indebtedness; and

  •
  are fully and unconditionally, jointly and severally, guaranteed by the Guarantors.

        The exchange notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof.

        The term "Subsidiaries" as used in this Description of the Exchange Notes does not include Unrestricted Subsidiaries. As of the date of this prospectus, none of our Subsidiaries are Unrestricted Subsidiaries. However, under certain circumstances, we will be able to designate current or future subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture.

The Guarantees

        The notes will be jointly and severally irrevocably and unconditionally guaranteed (the "Guarantees") on an unsecured, senior subordinated basis by Regal Cinemas and each of its present Subsidiaries, other than the Exempted Subsidiaries, and by each of our future Subsidiaries (the "Guarantors"), other than Foreign Subsidiaries. The obligations of each Guarantor under its Guarantee, however, will be limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law. The term "Subsidiaries" as used in this Description of the Exchange Notes, however, does not include Unrestricted Subsidiaries. See "Certain Bankruptcy Limitations" below. The Guarantees will be subordinated to the Senior Indebtedness of the Guarantors to the same extent as the notes are subordinated to the Senior Indebtedness of the Company.

Principal, Maturity and Interest

        The Indenture provides that, in addition to the $200 million aggregate principal amount of old notes issued on January 29, 2002 and the $150 million aggregate principal amount of old notes issued on April 17, 2002, we may issue an unlimited principal amount of additional notes having identical terms and conditions to the old notes issued on each of January 29, 2002 and April 17, 2002 (the "Additional Notes"), subject to compliance with the terms of the Indenture, including the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." Any such Additional Notes would, for all purposes under the Indenture, be treated as part of the same series of securities as the notes issued on January 29, 2002 and April 17, 2002, except as stated otherwise in the "Description of Notes." The holders of the notes issued on January 29, 2002, April 17, 2002 and any Additional Notes, if any, vote together as one series on all matters with respect to the notes.

        The notes will mature on February 1, 2012. The notes will bear interest at the rate of 9 3/8% per annum from January 29, 2002 or from the most recent date to which interest has been paid or provided for (the "Interest Payment Date"), payable semi-annually in arrears on February 1 and August 1 of each year, commencing August 1, 2002, to the Persons in whose names such notes are registered at the close of business on the January 15 or July 15 immediately preceding such Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

        Principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes will be payable, and the notes may be presented for registration of transfer or exchange, at our office or agency maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Except as set forth below, at our option, payment of interest may be made by check mailed to the holders of the notes at the addresses set forth upon our registry books. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by us, our office or agency will be the corporate trust office of the Trustee presently located at the office of the Trustee in the Borough of Manhattan, The City of New York.

Subordination

        The notes and the Guarantees will be our and the Guarantors' general, unsecured obligations, respectively, contractually subordinated in right of payment to all of our Senior Indebtedness and the Senior Indebtedness of the Guarantors, as applicable, including our obligations and the Guarantors' obligations under the Credit Agreement. This effectively means that holders of Senior Indebtedness must be paid in full in cash before any amounts are paid to the holders of the notes in the event we become bankrupt or are liquidated and that holders of Senior Indebtedness can block payments to the holders of the notes in the event of a default by us on such Senior Indebtedness, all as more fully described below.

        On a pro forma combined basis, as of March 28, 2002, after giving effect to the reorganization and the transactions, we would have had outstanding an aggregate of approximately $270.0 million of Senior Indebtedness, (all of which Indebtedness is secured), no Indebtedness that ranks equal in right of payment with the notes and no Subordinated Indebtedness.

        The rights of holders of the notes will be subordinated by operation of law to all existing and future indebtedness and preferred stock of our subsidiaries that are not Guarantors, which as of March 28, 2002 (after giving effect to the reorganization and the transactions) would have had no material indebtedness.

        Neither we nor any Guarantor may make payment (by set-off or otherwise) on account of any Obligation in respect of the notes, including the principal of, premium, if any, or interest (or Liquidated Damages) on the notes, or on account of the redemption provisions of the notes (including any repurchases of notes), for cash or property (other than Junior Securities):

          (1)  upon the maturity of any Senior Indebtedness in respect of which it is an obligor or guarantor, whether by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and the interest and other amounts on such Senior Indebtedness are first paid in full in cash and, in the case of Senior Indebtedness under the Credit Agreement, all letters of credit issued under the Credit Agreement shall either have been terminated or cash collateralized in accordance with the terms thereof, or

          (2)  in the event of default in the payment of any principal of, premium, if any, or interest or other amounts on Senior Indebtedness in respect of which it is an obligor or guarantor, when such Senior Indebtedness becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist or such Senior Indebtedness has been paid in full in cash.

        Upon (1) the happening of an event of default other than a Payment Default that permits the holders of Senior Indebtedness to declare such Senior Indebtedness to be due and payable and (2) written notice of such event of default delivered to us and the Trustee by the representative under the Credit Agreement or the holders of an aggregate of at least $25 million principal amount outstanding of any other Senior Indebtedness or their representative (a "Payment Blockage Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by set-off or otherwise) may be made by or on behalf of us or any Guarantor, in each case, which is an obligor or guarantor under such Senior Indebtedness, on account of any Obligation in respect of the notes, including the principal of, premium, if any, or interest (or Liquidated Damages) on the notes, (including any repurchases of any of the notes), or on account of the redemption provisions of the notes, in any such case, other than payments made with Junior Securities. Notwithstanding the foregoing, unless the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Blockage Notice is delivered as set forth above (the "Payment Blockage Period") (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, we shall and the Guarantors shall be required to pay all sums not previously paid to the holders of the notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the notes.

        Any number of Payment Blockage Notices may be given; provided, however, that:

          (1)  not more than one Payment Blockage Notice shall be given within a period of any 360 consecutive days, and

          (2)  no non-Payment Default that existed upon the date of such Payment Blockage Notice or the commencement of such Payment Blockage Period shall be made the basis for the commencement of any other Payment Blockage Period unless such default shall have been cured or waived for a period of not less than 90 days (for purposes of this provision, any subsequent action, or any subsequent breach of any financial covenant for a period commencing after the expiration of such Payment Blockage Period that, in either case, would give rise to a new event of default, even though it is an event that would also have been a separate breach pursuant to any provision under which a prior event of default previously existed, shall constitute a new event of default for this purpose).

        Upon any distribution of our or any Guarantor's assets upon any dissolution, winding up, total or partial liquidation or reorganization of us or a Guarantor, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities:

          (1)  the holders of all of our or such Guarantor's Senior Indebtedness, as applicable, will first be entitled to receive payment in full in cash and all letters of credit issued under the Credit Agreement will either have been terminated or cash collateralized in accordance with the terms thereof before the holders of the notes are entitled to receive any payment (other than in the form of Junior Securities) on account of any Obligation in respect of the notes, including the principal of, premium, if any, and interest (or Liquidated Damages) on the notes; and

          (2)  any payment or distribution of our or such Guarantor's assets of any kind or character from any source, whether in cash, property or securities (other than Junior Securities) to which the holders of the notes or the Trustee on behalf of the holders of the notes would be entitled (by set-off or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other Person making such a payment or distribution directly to the holders of such Senior Indebtedness or their representative to the extent necessary to make payment in full in cash on all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

        In the event that, notwithstanding the foregoing, any payment or distribution of our or any Guarantor's assets (other than Junior Securities) shall be received by the Trustee or the holders of the notes at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of such Senior Indebtedness, and shall be immediately paid or delivered by the Trustee or such Holders, as the case may be, to the holders of such Senior Indebtedness remaining unpaid or to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate principal amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, for application to the payment of all such Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

        The Indenture provides that, the right of any Holder to receive payment of the principal of, premium and interest (and Liquidated Damages, if any) on the notes, on or after the respective due dates expressed in the notes or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder. The subordination provisions of the Indenture and the notes does not prevent the occurrence of any Default or Event of Default under the Indenture.

        As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or a marshaling of our assets and liabilities, Holders of the notes may receive ratably less than other creditors.

        The Guarantees of the Guarantors will be the Guarantors' general, unsecured obligations and will be contractually subordinated in right of payment to all Senior Indebtedness of the Guarantors, including the Guarantors' obligations under the Credit Agreement, to the same extent as the as the notes are subordinated in right of payment to all of our Senior Indebtedness. On a pro forma basis, as of March 28, 2002, after giving effect to the reorganization and the transactions, the Guarantors would have had outstanding an aggregate of approximately $270.0 million of Senior Indebtedness (all of which Indebtedness is secured), no Indebtedness that ranks equal in right of payment with the Guarantees and no Subordinated Indebtedness under the Indenture, and $115.6 million of lease financing arrangements and other long-term debt outstanding.

Certain Bankruptcy Limitations

        We conduct our operations through our Subsidiaries, including the Exempted Subsidiaries. Accordingly, our ability to meet our cash obligations is dependent upon the ability of our Subsidiaries (and our Unrestricted Subsidiaries, if any) to make cash distributions to us. Furthermore, any right we have to receive the assets of any such subsidiary upon such subsidiary's liquidation or reorganization (and the consequent right of the Holders to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such subsidiary's creditors (including trade creditors) and holders of its preferred stock, except to the extent that we are recognized as a creditor or preferred stock holder of such subsidiary, in which case our claims would still be subordinate to any indebtedness or preferred stock of such subsidiary senior in right of payment to that held by us. See "Risk Factor—Our ability to repay the notes and our other debt depends on cash flow from our subsidiaries."

Optional Redemption

        Except as set forth in the second following paragraph, we will not have the right to redeem any notes prior to February 1, 2007.

        At any time on or after February 1, 2007, we may redeem the notes for cash at our option, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing February 1 of the years indicated below, in each case together with accrued and unpaid interest (and Liquidated Damages, if any), thereon to the date of redemption of the notes ("Redemption Date"):

Year	Percentage
2007	104.688%
2008	103.125%
2009	101.563%
2010 and thereafter	100.000%

        At any time on or prior to February 1, 2005, upon one or more Public Equity Offerings, up to 35% of the aggregate principal amount of the notes issued pursuant to the Indenture may be redeemed at our option within 90 days of the closing of any such Public Equity Offering, from the Net Cash Proceeds of such Public Equity Offering, at a redemption price equal to 109.375% of principal, together with accrued and unpaid interest (and Liquidated Damages, if any) thereon to the Redemption Date; provided, however, that immediately following each such redemption not less than 65% of the aggregate principal amount of the notes originally issued pursuant to the Indenture on the Issue Date remain outstanding.

        If the Redemption Date hereunder is on or after an interest record date ("Record Date") on which the holders of the notes of record have a right to receive the corresponding interest due (and Liquidated Damages, if any) and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Record Date.

Mandatory Redemption

        The notes will not have the benefit of any sinking fund and neither we nor the Guarantors will be required to make any mandatory redemption payments with respect to the notes.

Selection and Notice

        In the case of a partial redemption, the Trustee shall select the notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The notes may be redeemed in part in multiples of $1,000 only.

        Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the Redemption Date to the Holder of each note to be redeemed to such Holder's last address as then shown upon our registry books. Any notice which relates to a note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such note, a new note or notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption, unless we default in the payment thereof.

Repurchase at the Option of Holders

  Change of Control

        The Indenture provides that in the event that a Change of Control has occurred, each Holder of notes will have the right, at such Holder's option, pursuant to an offer (subject only to conditions required by applicable law, if any) by us (the "Change of Control Offer"), to require us to repurchase all or any part of such Holder's notes (provided, that the principal amount of such notes must be $1,000 or an integral multiple thereof) on a date (the "Change of Control Purchase Date") that is no later than 90 days after the occurrence of such Change of Control, at a cash price equal to 101% of the principal amount thereof (the "Change of Control Purchase Price"), together with accrued and unpaid interest (and Liquidated Damages, if any), to the Change of Control Purchase Date.

        The Change of Control Offer shall be made within 30 days following a Change of Control and shall remain open for at least 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, we shall promptly purchase all notes properly tendered in response to the Change of Control Offer.

        Notwithstanding the foregoing, we will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us, including any requirements to repay in full all Indebtedness under the Credit Agreement, any of our other Senior Indebtedness or Senior Indebtedness of any Guarantor or obtain the consents of such lenders to such Change of Control Offer as set forth in the following paragraph, and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

        The Indenture provides that, prior to the commencement of a Change of Control Offer, but in any event within 30 days following any Change of Control, we will:

          (1)  (a) repay in full in cash and terminate all commitments under Indebtedness under the Credit Agreement and all other Senior Indebtedness the terms of which require repayment upon a

  Change of Control or (b) offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all such other Senior Indebtedness and repay the Indebtedness owed to each lender which has accepted such offer in full, or

          (2)  obtain the requisite consents under the Credit Agreement and all such other Senior Indebtedness to permit the repurchase of the notes as provided herein.

        Our failure to comply with the preceding sentence shall constitute an Event of Default described in clause (3) under "Events of Default" below, but without giving effect to the stated exceptions in such clause.

        On or before the Change of Control Purchase Date, we will:

          (1)  accept for payment notes or portions thereof properly tendered pursuant to the Change of Control Offer,

          (2)  deposit with the paying agent for us (the "Paying Agent") cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest (and Liquidated Damages, if any) to the Change of Control Purchase Date) of all notes so tendered, and

          (3)  deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate listing the notes or portions thereof being purchased by us.

        We promptly will pay or cause to be paid to the Holders of notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest (and Liquidated Damages, if any) to the Change of Control Purchase Date) and the Trustee promptly will authenticate and deliver to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered. Any notes not so accepted will be delivered promptly by us to the Holder thereof. We publicly will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

        The Change of Control purchase feature of the notes may make more difficult or discourage a takeover of us, and, thus, the removal of incumbent management. No assurances can be given that we will be able to acquire notes tendered upon the occurrence of a Change of Control.

        Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance or compliance by any of the Guarantors with such laws and regulations shall not in and of itself cause a breach of their obligations under such covenant.

        If the Change of Control Purchase Date hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Record Date.

Sale of Assets and Subsidiary Stock

        The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, in one or a series of related transactions, (i) convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of their property, business or assets, including by merger or consolidation (in the case of a Guarantor or one of our Subsidiaries), or any sale and leaseback transaction, or (ii) sell, transfer or issue any Equity Interests of any of our Subsidiaries, whether by us or one of our Subsidiaries or through the issuance, sale or transfer of Equity Interests by one of our Subsidiaries (any of the foregoing, an "Asset Sale"), unless:

          (1)  at least 75% of the total consideration for such Asset Sale or series of related Asset Sales consists of cash, Cash Equivalents, Related Business Assets, or a combination thereof, and

          (2)  with respect to any Asset Sale or related series of Asset Sales involving a conveyance sale, transfer, assignment or other disposition of securities, property or assets with an aggregate fair market value in excess of $5.0 million, our Board of Directors determines in good faith that we receive or such Subsidiary receives, as applicable, fair market value for such Asset Sale.

        For purposes of (1) above, the following shall be deemed cash consideration: (a) Senior Indebtedness or balance sheet liabilities (other than contingent liabilities) owed to trade creditors assumed by a transferee in connection with such Asset Sale, provided, that we are and our Subsidiaries are fully released from obligations in connection therewith; and (b) property that within 30 days of such Asset Sale is converted into cash or Cash Equivalents, provided that such cash and Cash Equivalents shall be treated as Net Cash Proceeds attributable to the original Asset Sale for which such property was received.

        The Indenture provides that within 365 days following such Asset Sale, the Net Cash Proceeds therefrom (the "Asset Sale Amount") may be:

            (a)  invested in Related Business Assets, used to make Restricted Investments that are not prohibited by the covenant "Limitation on Restricted Payments," or used to make Permitted Investments other than those permitted by clauses (a), (b), (d) and (e) of the definition of "Permitted Investments," or

            (b)  used to retire Senior Indebtedness and, in the case of Indebtedness outstanding under the Credit Agreement pursuant to clause (j) of the definition of "Permitted Indebtedness," to permanently reduce the amount of such Indebtedness outstanding on the Issue Date or permitted to be incurred pursuant to clause (j) of the definition of "Permitted Indebtedness," or

            (c)  applied to the optional redemption of the notes in accordance with the terms of the Indenture and to the optional redemption of other Indebtedness equal in right of payment with the notes with similar provisions requiring us to repurchase such Indebtedness with the proceeds from such Asset Sale, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the notes and such other Indebtedness then outstanding, except that, in the case of each of the provisions of clauses (a) and (b), only proceeds from an Asset Sale of assets or capital stock of a Foreign Subsidiary may be invested in or used to retire Indebtedness of a Foreign Subsidiary. Pending the final application of any Net Cash Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

        The accumulated Net Cash Proceeds from Asset Sales not applied as set forth in (a), (b) or (c) of the preceding paragraph shall constitute Excess Proceeds. Within 30 days after the date that the amount of Excess Proceeds exceeds $10.0 million, we shall apply an amount equal to the Excess Proceeds (rounded to the nearest $1,000) (the "Asset Sale Offer Amount") by making an offer to repurchase the notes and such other Indebtedness equal in right of payment with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale pursuant to a cash offer (subject only to conditions required by applicable law, if any, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the notes and such other Indebtedness then outstanding (the "Asset Sale Offer"). We will offer to purchase the notes in the Asset Sale Offer at a purchase price of 100% of the principal amount of the notes (the "Asset Sale Offer Price"), together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of payment). Each Asset Sale Offer shall remain open for a minimum of 20 Business Days and not more than 60 days following its commencement (the "Asset Sale Offer Period").

        Upon expiration of the Asset Sale Offer Period, we shall apply the Asset Sale Offer Amount to the purchase of all Indebtedness properly tendered in accordance with the provisions hereof (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price, together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of payment, in the case of any notes that have been tendered, and the price required by the terms of any such other Indebtedness equal in right of payment with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale. To the extent that the aggregate amount of notes and such other Indebtedness equal in right of payment to such notes tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, we may invest any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture and following the consummation of each Asset Sale Offer the Excess Proceeds amount shall be reset to zero.

        Notwithstanding, and without complying with, the provisions of this covenant:

          (1)  we may and our Subsidiaries may, in the ordinary course of business, (a) convey, sell, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business and (b) liquidate cash or Cash Equivalents;

          (2)  we may and our Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the covenant "Limitation on Merger, Sale or Consolidation";

          (3)  we may and our Subsidiaries may sell or dispose of damaged, worn out or other obsolete personal property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of our business or the business of such Subsidiary, as applicable;

          (4)  we may and our Subsidiaries may cancel the lease of a theater, and transfer or convey equipment contained in such theater to the lessor of such theater in connection with the termination of such lease, in the ordinary course of business, consistent with the Company's and its Subsidiaries' past practices, so long as such theater, and such equipment, if any, is no longer necessary for the proper conduct of our business or the business of such Subsidiary, as applicable;

          (5)  we may and the Guarantors may convey, sell, transfer, assign or otherwise dispose of assets to us or any of the Guarantors;

          (6)  we may and each of our Subsidiaries may surrender or waive contract rights or settle, release or surrender contract, tort or other litigation claims in the ordinary course of business or grant Liens (and permit foreclosure thereon) not prohibited by the Indenture;

          (7)  Foreign Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets to us, any of the Guarantors, or any other Foreign Subsidiary;

          (8)  we may and the Guarantors and the Exempted Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets to us or any of the Guarantors or the Exempted Subsidiaries;

          (9)  we may and our Subsidiaries may make conveyances, sales, assignments or other dispositions that constitute Permitted Investments (excluding clauses (a), (b), (c), (e) and (h) in the definition thereof) and Restricted Payments not prohibited by the covenant "Limitation on Restricted Payments"; and

          (10) we may, and our Subsidiaries may, in one or a series of related transactions, sell or dispose of assets for which we or our Subsidiaries receive aggregate consideration of less than $1.0 million.

        All Net Cash Proceeds from an Event of Loss shall be reinvested or used as otherwise provided above in clauses 1(a) or 1(b) of the first paragraph of this covenant.

        Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, our compliance or the compliance of any of our subsidiaries with such laws and regulations shall not in and of itself cause a breach of our obligations under such covenant.

        If the payment date in connection with an Asset Sale Offer hereunder is on or after the Record Date for an Interest Payment Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any,) due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Record Date.

Certain Covenants

        The Indenture contains certain covenants that, among other things, restrict our ability to borrow money, pay dividends on or repurchase capital stock, make investments and sell assets or enter into mergers or consolidations. The following summary of certain covenants of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, details your rights as a holder of the notes.

Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock

        The Indenture provides that, except as set forth in this covenant, we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness (including Disqualified Capital Stock and Acquired Indebtedness), other than Permitted Indebtedness.

        Notwithstanding the foregoing if:

          (1)  no Default or Event of Default would occur or be in existence after giving effect on a pro forma basis to such incurrence of Indebtedness and the use of the proceeds thereof, and

          (2)  on the date of such incurrence (the "Incurrence Date"), our Consolidated Coverage Ratio for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis to such incurrence of such Indebtedness and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.00 to 1.00 (the "Debt Incurrence Ratio"), then we, the Guarantors and our Foreign Subsidiaries may incur such Indebtedness (including Disqualified Capital Stock and Acquired Indebtedness).

        Indebtedness (including Disqualified Capital Stock) of any Person that is outstanding at the time such Person becomes one of our Subsidiaries (including upon designation of any subsidiary or other Person as a Subsidiary) or is merged with or into or consolidated with us or one of our Subsidiaries shall be deemed to have been incurred at the time such Person becomes or is designated one of our Subsidiaries or is merged with or into or consolidated with us or one of our Subsidiaries as applicable.

        Notwithstanding any other provision of this covenant, but only to avoid duplication, a guarantee of our Indebtedness or of the Indebtedness of a Guarantor incurred in accordance with the terms of the Indenture (other than Indebtedness incurred pursuant to clauses (b), (h) and (k) of the definition of Permitted Indebtedness) issued at the time such Indebtedness was incurred or if later at the time the guarantor thereof became one of our Subsidiaries will not constitute a separate incurrence, or amount outstanding, of Indebtedness. Upon each incurrence we may designate (and later redesignate) pursuant to which provision of this covenant any Indebtedness is being incurred and we may subdivide an amount of Indebtedness and designate (and later redesignate) more than one provision pursuant to which such amount of Indebtedness is being incurred and such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant, except as stated otherwise in the foregoing provisions.

Limitation on Restricted Payments

        The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis:

          (1)  a Default or an Event of Default shall have occurred and be continuing,

          (2)  we are not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or

          (3)  the aggregate amount of all Restricted Payments made by us and our Subsidiaries, on and after the Issue Date, would exceed, without duplication, the sum of:

            (a)  50% of our aggregate Consolidated Net Income for the period (taken as one accounting period), commencing on the first day of the first full fiscal quarter commencing after the Issue Date, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation for which our consolidated financial statements are required to be delivered to the Trustee or, if sooner, filed with the Securities and Exchange Commission (the "Commission") (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus

            (b)  the aggregate Net Cash Proceeds received by us from a Capital Contribution or from the sale of our Qualified Capital Stock (other than (i) to one of our Subsidiaries and (ii) to the extent applied in connection with a Qualified Exchange or a Permitted Investment pursuant to clause (f) of the definition thereof or, to avoid duplication, otherwise given credit for in any provision of the following paragraph), after the Issue Date, plus

            (c)  except in each case, in order to avoid duplication, to the extent any such payment or proceeds have been included in the calculation of Consolidated Net Income, an amount equal to the net reduction in Investments (other than returns of or from Permitted Investments) in any Person resulting from cash distributions on or cash payments in respect of any Investment (other than Permitted Investments), including payments of interest on Indebtedness, dividends, repayments of loans or advances, or other distributions or other transfers of assets, in each case to the Company or any Subsidiary or from the Net Cash Proceeds from the sale of any such Investment or from redesignations of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by us or any Subsidiary in such Person, including, if applicable, such Unrestricted Subsidiary, less the cost of disposition.

        The foregoing clauses (2) and (3) of the immediately preceding paragraph, however, will not prohibit:

            (a)  Restricted Payments pursuant to this clause (a) not to exceed $10.0 million in the aggregate from and after the Issue Date;

            (b)  payments to the Principals or their Affiliates for financial advisory, financing and monitoring and oversight fees not to exceed $3.0 million in any fiscal year or payments to a parent entity for such purpose;

            (c)  the declaration and payment to holders of any class or series of Disqualified Capital Stock of ours or of any Subsidiary issued after the Issue Date in accordance with the covenant described above under "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock";

        and the provisions of the immediately preceding paragraph will not prohibit:

            (d)  Restricted Payments consisting of (i) repurchases of Capital Stock from our employees or directors (or their heirs or estates) or employees or directors (or their heirs or estates) of our Subsidiaries upon the death, disability or termination of employment and (ii) distributions to a parent entity that are used by such parent entity substantially concurrently with such distribution for repurchases of Capital Stock from employees or directors (or their heirs or estates) or employees or directors (or their heirs or estates) of the parent entity upon the death, disability or termination of employment; provided, that the aggregate amount of Restricted Payments made pursuant to this clause (d) shall not exceed the greater of (1) $1,000,000 in any fiscal year, or (2) the aggregate of (x) $1,000,000 in any fiscal year, plus (y) the difference between (A) $1,000,000 for each fiscal year beginning with the fiscal year that included the Issue Date, minus (B) the aggregate amount of Restricted Payments made pursuant to this clause (d); provided, that the aggregate amount of Restricted Payments made pursuant to this clause (d) shall not exceed $2,000,000 in any fiscal year,

            (e)  any dividend, distribution or other payments by any of our Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests,

            (f)    a Qualified Exchange,

            (g)  the payment of any dividend on Qualified Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions,

            (h)  payments to a parent entity, pursuant to this clause (h), (i) to enable the parent entity to pay Federal, state, local or foreign tax liabilities (a "Tax Payment"), not to exceed the amount of any tax liabilities that would be otherwise payable by us and our United States subsidiaries to the appropriate taxing authorities to the extent that the parent entity has an obligation to pay such tax liabilities relating to our operations, assets, or capital or those of our United States subsidiaries; provided that (x) notwithstanding the foregoing, in the case of determining the amount of a Tax Payment that is permitted to be paid by us and any of our United States subsidiaries in respect of their Federal income tax liability, such payment shall be determined assuming that we are the parent company of an affiliated group (the "Company Affiliated Group") filing a consolidated Federal income tax return and that the parent entity and each such United States subsidiary is a member of the Company Affiliated Group and (y) any Tax Payments shall either be used by the parent entity to pay such tax liabilities within 90 days of the parent entity's receipt of such payment or refunded to the payee, and (ii) in an aggregate amount not to exceed $1.0 million per year in order to pay legal and accounting expenses, payroll and other compensation expenses in the ordinary course of business, and other corporate overhead expenses in the ordinary course of business; or

            (i)    the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price thereof.

        The full amount of any Restricted Payment made pursuant to the foregoing clauses (a),(c), (d), (e) and (g) (but not pursuant to clauses (b), (f), (h) or (i)) of the immediately preceding sentence, however, will be counted as Restricted Payments made for purposes of the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the first paragraph under the heading "—Limitation on Restricted Payments."

        For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the good faith reasonable judgment of our Board of Directors, unless stated otherwise, at the time made or returned, as applicable. Additionally, within 5 days of each Restricted Payment, we shall deliver an Officers' Certificate to the Trustee describing in reasonable detail the nature of such Restricted Payment in excess of $500,000, stating the amount of such Restricted Payment, stating in reasonable detail the provisions of the Indenture pursuant to which such Restricted Payment was made and certifying that such Restricted Payment was made in compliance with the terms of the Indenture.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

        The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any of our Subsidiaries to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, us or any of our Subsidiaries, except:

          (1)  restrictions imposed by the notes or the Indenture or by our other Indebtedness (which may also be guaranteed by the Guarantors) ranking equal in right of payment with the notes or the Guarantees, as applicable, provided, that such restrictions are no more restrictive taken as a whole than those imposed by the Indenture and the notes,

          (2)  restrictions imposed by applicable law,

          (3)  restrictions in existence as of the Issue Date,

          (4)  restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement (including any Equity Interest) relating to any property, asset, or business acquired by us or any of our Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired, or to any property, asset or business, other than the property, assets and business so acquired,

          (5)  any restriction imposed by Indebtedness incurred under the Credit Agreement or other Senior Indebtedness incurred pursuant to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," provided, that such restriction or requirement is not materially more restrictive than that imposed by the Credit Agreement, taken as a whole, as of the Issue Date,

          (6)  restrictions with respect solely to any of our Subsidiaries imposed pursuant to a binding agreement that has been entered into for the sale or disposition of all of the Equity Interests or assets of such Subsidiary; provided, that such restrictions apply solely to the Equity Interests or assets of such Subsidiary that are being sold,

          (7)  restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; provided, that such restrictions relate only to the transfer of the property acquired, constructed, installed or improved with the proceeds of such Purchase Money Indebtedness,

          (8)  customary provisions with respect to the disposition or distribution of assets in joint venture agreements and other similar agreements,

          (9)  restrictions on cash or other deposits or net worth requirements imposed by customers under contracts entered into in the ordinary course of business,

          (10) in connection with and pursuant to permitted Refinancings, replacements of restrictions imposed pursuant to clauses (1), (3), (4) or (7) or this clause (10) of this paragraph that are not more restrictive taken as a whole than those being replaced and do not apply to any other Person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced.

        Notwithstanding the foregoing, (a) customary provisions restricting subletting or assignment of or in any lease entered into in the ordinary course of business, consistent with industry practice and (b) any asset subject to a Lien which is not prohibited to exist with respect to such asset pursuant to the terms of the Indenture may be subject to customary restrictions on the transfer or disposition thereof pursuant to such Lien.

Limitation on Layering Indebtedness

        The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, incur, or suffer to exist any Indebtedness that is contractually subordinate in right of payment to any of our other Indebtedness or any other Indebtedness of a Guarantor unless, by its terms, such Indebtedness is contractually subordinate in right of payment to, or ranks equal in right of payment with, the notes or the Guarantee, as applicable.

Limitation on Liens Securing Indebtedness

        The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the Issue Date or upon any income or profits therefrom securing any of our Indebtedness or any Indebtedness of any Guarantor, unless we provide, and cause our Subsidiaries to provide, concurrently therewith, that the notes and the applicable Guarantees are equally and ratably so secured for so long as such other Indebtedness is secured by such Lien; provided that if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be contractually subordinate and junior to the Lien securing the notes (and any related applicable Guarantees) with the same relative priority as such Subordinated Indebtedness shall have with respect to the notes (and any related applicable Guarantees), and provided, further, that this clause shall not be applicable to any Liens securing any such Indebtedness that became our Indebtedness pursuant to a transaction subject to the provisions of the Indenture described below under "Limitation on Merger, Sale or Consolidation" or that constitutes Acquired Indebtedness and which in either case were in existence at the time of such transaction (unless such Indebtedness was incurred or such Lien created in connection with or in contemplation of, such transaction), so long as such Liens do not extend to or cover any of our property or assets or any property or assets of any of our Subsidiaries other than property or assets acquired in such transaction.

Limitation on Transactions with Affiliates

        The Indenture provides that neither we nor any of our Subsidiaries will be permitted on or after the Issue Date to enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an "Affiliate Transaction"), or any series of related Affiliate Transactions, (other than Exempted Affiliate Transactions), (1) unless it is determined that the terms of such Affiliate

Transaction are fair and reasonable to us, and no less favorable to us than could have been obtained in an arm's length transaction with a non-Affiliate, and (2) if involving consideration to either party in excess of $2.0 million, unless such Affiliate Transaction(s) has been approved by a majority of the members of our Board of Directors (including a majority of members of our Board of Directors that are disinterested in such transaction, if there are any directors who are so disinterested), and (3) if involving consideration to either party in excess of $10.0 million, or $5.0 million if there are no disinterested directors for such transaction, unless, in addition we, prior to the consummation thereof, obtain a written favorable opinion as to the fairness of such transaction to us from a financial point of view from an independent investment banking firm of national reputation in the United States or, if pertaining to a matter for which such investment banking firms do not customarily render such opinions, an appraisal or valuation firm of national reputation in the United States. Within 5 days of any Affiliate Transaction(s) involving consideration to either party of $500,000 or more, we shall deliver to the Trustee an Officers' Certificate addressed to the Trustee certifying that such Affiliate Transaction (or Transactions) complied with clause (1), (2), and (3), as applicable.

Limitation on Merger, Sale or Consolidation

        The Indenture provides that we will not consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of our assets (such amounts to be computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, unless:

          (1)  either (a) we are the continuing entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the notes and the Indenture;

          (2)  no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction;

          (3)  unless such transaction is solely the merger of us and one of our previously existing Wholly Owned Subsidiaries that is also a Guarantor for the purpose of reincorporation into another jurisdiction and which transaction is not for the purpose of evading this provision and not in connection with any other transaction, immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting, surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" or, if not, the Debt Incurrence Ratio on a pro forma basis is at least equal to the Debt Incurrence Ratio immediately prior thereto; and

          (4)  each Guarantor, shall have by amendment to its Guarantee and, as applicable the Indenture, if necessary confirmed in writing that its Guarantee shall apply to our obligations or the obligations of the surviving entity in accordance with the notes and the Indenture.

        Upon any consolidation or merger or any transfer of all of our assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made shall succeed to and (except in the case of a lease) be substituted for, and may exercise every right and power of, us under the Indenture with the same effect as if such successor corporation had been named therein as we were named, and (except in the case of a lease) we shall be released from the obligations under the notes and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, our interest in which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

Limitation on Lines of Business

        The Indenture provides that neither we nor any of our Subsidiaries will directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of our Board of Directors, is a Related Business.

Guarantors

        The Indenture provides that all of our present Subsidiaries, other than the Exempted Subsidiaries, and all of our future Subsidiaries (other than Foreign Subsidiaries), jointly and severally will fully and unconditionally guaranty all principal, premium, if any, and interest on the notes on a senior subordinated basis. The term Subsidiary does not include Unrestricted Subsidiaries.

        Notwithstanding anything herein or in the Indenture to the contrary, if any of our Subsidiaries (including Foreign Subsidiaries) that is not a Guarantor guarantees any of our other Indebtedness or any other Indebtedness of any of the Guarantors, or we or any of our Subsidiaries, individually or collectively, pledges more than 65% of the Voting Equity Interests of a Foreign Subsidiary that is not a Guarantor to a lender to secure our Indebtedness or any Indebtedness of any Guarantor, then such Foreign Subsidiary must become a Guarantor.

Release of Guarantors

        The Indenture provides that no Guarantor will consolidate or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless, (1) subject to the provisions of the following paragraph and the other provisions of the Indenture, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Person shall guarantee, on a senior subordinated basis, all of our obligations under the Indenture on the terms set forth in the Indenture; and (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing. The provisions of the covenant shall not apply to the merger of any Guarantors with and into each other or with or into us.

        Upon the sale or disposition (including by merger or stock purchase) of a Guarantor (as an entirety) to an entity that is not and is not required to become a Guarantor, or the designation of a Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant Limitations on Sale of Assets, and Subsidiary Stock), such Guarantor will be deemed released from its obligations under its Guarantee of the notes; provided, however, that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any of our Indebtedness or any Indebtedness of any other of our Subsidiaries shall also terminate upon such release, sale or transfer and none of its Equity Interests are pledged for the benefit of any holder of any of our Indebtedness or any Indebtedness of any of our Subsidiaries.

Limitation on Status as Investment Company

        The Indenture prohibits us and our Subsidiaries from being required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

Reports

        The Indenture provides that whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will deliver to the Trustee and, to each holder and to prospective purchasers of notes identified to us by an Initial Purchaser, within 5 days after we are or would have been (if we were subject to such reporting obligations) required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC, if we were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by our certified independent public accountants as such would be required in such reports to the SEC, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required and, unless the SEC will not accept such reports, file with the SEC the annual, quarterly and other reports which it is or would have been required to file with the SEC.

Events of Default and Remedies

        The Indenture defines an "Event of Default" as:

          (1)  our failure to pay any installment of interest (or Liquidated Damages, if any) on the notes as and when the same becomes due and payable and the continuance of any such failure for 30 days,

          (2)  our failure to pay all or any part of the principal, or premium, if any, on the notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, on notes validly tendered and not properly withdrawn pursuant to a Change of Control Offer or Asset Sale Offer, as applicable,

          (3)  our failure or the failure by any of our Subsidiaries to observe or perform any other covenant or agreement contained in the notes or the Indenture and, except for the provisions under "Limitation on Merger, Sale or Consolidation," the continuance of such failure for a period of 30 days after written notice is given to us by the Trustee or to us and the Trustee by the holders of at least 25% in aggregate principal amount of the notes outstanding,

          (4)  certain events of bankruptcy, insolvency or reorganization in respect of us or any of our Significant Subsidiaries,

          (5)  a default in our Indebtedness or the Indebtedness any of our Subsidiaries with an aggregate amount outstanding in excess of $10.0 million (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity,

          (6)  final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million, at any one time rendered against us or any of our Subsidiaries and not stayed, bonded or discharged within 60 days, and

          (7)  any Guarantee of a Guarantor that is a Significant Subsidiary ceases to be in full force and effect or becomes unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Guarantee and the Indenture) or any Guarantor denies or disaffirms its Obligations under its Guarantee.

        The Indenture provides that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default.

        If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (4) above relating to us or any of our Significant Subsidiaries,) then in every such case, unless the principal of all of the notes shall have already become due and payable, either the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the Trustee if given by holders of the notes) (an "Acceleration Notice"), may declare all principal, determined as set forth below, and accrued interest (and Liquidated Damages, if any) thereon to be due and payable immediately; provided, however, that if any Senior Indebtedness is outstanding pursuant to the Credit Agreement, upon a declaration of such acceleration, such principal and interest shall be due and payable upon the earlier of (x) the fifth Business Day after sending us and the representative under the Credit Agreement such Acceleration Notice, unless such Event of Default is cured or waived prior to such date and (y) the date of acceleration of any Senior Indebtedness under the Credit Agreement. In the event a declaration of acceleration resulting from an Event of Default described in clause (5) above with respect to any Senior Indebtedness outstanding pursuant to the Credit Agreement has occurred and is continuing, such declaration of acceleration shall be automatically annulled if such default is cured or waived or the holders of the Indebtedness that is the subject of such default have rescinded their declaration of acceleration in respect of such Indebtedness within 5 days thereof and the Trustee has received written notice or such cure, waiver or rescission and no other Event of Default described in clause (5) above has occurred that has not been cured or waived within 5 days of the declaration of such acceleration in respect of such Indebtedness. If an Event of Default specified in clause (4), above, relating to us or any of our Significant Subsidiaries occurs, all principal and accrued interest (and Liquidated Damages, if any) thereon will be immediately due and payable on all outstanding notes without any declaration or other act on the part of the Trustee or the holders of the notes. The holders of a majority in aggregate principal amount of notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes that have become due solely by such acceleration, have been cured or waived.

        Prior to the declaration of acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes at the time outstanding may waive on behalf of all the holders any Default, except a Default in the payment of principal of or interest on any note not yet cured or a Default with respect to any covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the notes, unless such holders have offered to the Trustee reasonable security or indemnity.

        Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

Legal Defeasance and Covenant Defeasance

        The Indenture provides that we may, at our option, elect to discharge our obligations and the Guarantors' obligations with respect to the outstanding notes ("Legal Defeasance"). If Legal Defeasance occurs, we shall be deemed to have paid and discharged all amounts owed under the notes, and the Indenture shall cease to be of further effect as to notes and Guarantees, except that:

          (1)  holders of the notes will be entitled to receive timely payments for the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes, from the funds deposited for that purpose (as explained below);

          (2)  Our obligations will continue with respect to the issuance of temporary notes, the registration of notes, and the replacement of mutilated, destroyed, lost or stolen notes;

          (3)  The Trustee will retain its rights, powers, duties, and immunities, and we will retain our obligations in connection therewith; and

          (4)  Other Legal Defeasance provisions of the Indenture will remain in effect.

        In addition, we may, at our option and at any time, elect to cause the release of our obligations and the Guarantors' with respect to most of the covenants in the Indenture (except as described otherwise therein) ("Covenant Defeasance"). If Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events) relating to us or any Significant Subsidiary described under "Events of Default" will no longer constitute Events of Default with respect to the notes. We may exercise Legal Defeasance regardless of whether we previously exercised Covenant Defeasance.

        In order to exercise either Legal Defeasance or Covenant Defeasance (each, a "Defeasance"):

          (1)  We must irrevocably deposit with the Trustee, in trust, for the benefit of holders of the notes, U.S. legal tender, U.S. Government Obligations or a combination thereof, in amounts that will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and Liquidated Damages, if any, and interest on the notes on the stated date for payment or any redemption date thereof, and the Trustee must have, for the benefit of holders, a valid, perfected, exclusive security interest in the trust;

          (2)  In the case of Legal Defeasance, we must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

            (A)  we have received from, or there has been published by the Internal Revenue Service, a ruling or

            (B)  since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Defeasance had not occurred;

          (3)  In the case of Covenant Defeasance, we must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Defeasance had not occurred;

          (4)  No Default or Event of Default may have occurred and be continuing on the date of the deposit. In addition, in the case of Legal Defeasance, no Event of Default relating to bankruptcy or insolvency may occur at any time from the date of the deposit to the 91st calendar day thereafter;

          (5)  The Defeasance may not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries are a party or by which we or any of our Subsidiaries are bound;

          (6)  We must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by us with the intent to hinder, delay or defraud any other of our creditors; and

          (7)  We must deliver to the Trustee an Officers' Certificate confirming the satisfaction of conditions in clauses (1) through (6) above, and an opinion of counsel confirming the satisfaction of the conditions in clauses (1) (with respect to the validity and perfection of the security interest), (2), (3) and (5) above.

        The Defeasance will be effective on the earlier of (i) the 91st day after the deposit, and (ii) the day on which all the conditions above have been satisfied.

        If the amount deposited with the Trustee to effect a Covenant Defeasance is insufficient to pay the principal of, premium, if any, and interest on the notes when due, or if any court enters an order directing the repayment of the deposit to us or otherwise making the deposit unavailable to make payments under the notes when due, then (so long as the insufficiency exists or the order remains in effect) our and the Guarantors' obligations under the Indenture and the notes will be revived, and the Defeasance will be deemed not to have occurred.

Amendments and Supplements

        The Indenture contains provisions permitting us, the Guarantors and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders of the notes. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, we, the Guarantors and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders of the notes; provided, that no such modification may, without the consent of each holder affected thereby:

          (1)  change the Stated Maturity on any note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof at our option, or change the coin or currency in which, any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption at our option, on or after the Redemption Date), or after an Asset Sale or Change of Control has occurred reduce the Change of Control Purchase Price or the Asset Sale Offer Price with respect to the corresponding Asset Sale or Change of Control or alter the provisions (including the defined terms used therein) regarding our right to redeem the notes at our option in a manner adverse to the holders of the notes, or

          (2)  reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or

          (3)  modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Governing Law

        The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b).

No Personal Liability of Partners, Stockholders, Officers, Directors

        The Indenture provides that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of ours, the Guarantors or any successor entity shall have any personal liability in respect of our obligations or the obligations of the Guarantors under the Indenture or the notes solely by reason of his or its status as such stockholder, employee, officer or director, except that this provision shall in no way limit the obligation of any Guarantor pursuant to any guarantee of the notes.

Certain Definitions

        "Acquired Indebtedness" means Indebtedness (including Disqualified Capital Stock) of any Person existing at the time such Person becomes a Subsidiary of ours, including by designation, or is merged or consolidated into or with us or one of our Subsidiaries.

        "Acquisition" means the purchase or other acquisition of any Person or all or substantially all the assets of any Person by any other Person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

        "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For purposes of this definition, the term "control" means the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise; provided, that with respect to ownership interests in the Company and its Subsidiaries, a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to possess control. Notwithstanding the foregoing, Affiliate shall not include Wholly Owned Subsidiaries.

        "Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (1) the sum of the products (a) of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (2) the sum of all such principal (or redemption) payments.

        "Beneficial Owner" or "beneficial owner" for purposes of the definition of Change of Control and Affiliate has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable.

        "Board of Directors" means our board of directors or any committee of the board of directors authorized, with respect to any particular matter, to exercise the power of our board of directors.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

        "Capital Contribution" means any contribution to our equity from a direct or indirect parent of ours for which no consideration other than the issuance of Qualified Capital Stock is given.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP; provided, however, that any Permitted Lease Financing Arrangements shall not be considered "Capitalized Lease Obligations" of ours or any of our Subsidiaries.

        "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness that is not itself otherwise capital stock), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

        "Cash Equivalent" means:

          (1)  securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof), or

          (2)  time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million, or

          (3)  commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc.

and in the case of each of (1), (2), and (3) maturing within one year after the date of acquisition.

        "Change of Control" means (1) prior to consummation of the first Public Equity Offering after the Issue Date, the Permitted Holders shall cease to beneficially own, in the aggregate, a majority of the voting power of our Voting Equity Interests, or (2) following the consummation of the first Public Equity Offering after the Issue Date, (A) any merger or consolidation of us with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of our assets, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any "person" (including any group that is deemed to be a "person") (other than the Permitted Holders) is or becomes the beneficial owner of more than 35% of the aggregate voting power of the Voting Equity Interests of the transferee(s) or surviving entity or entities and the Permitted Holders, in the aggregate, beneficially own, directly or indirectly, less voting power than such person, (B) any "person" (including any group that is deemed to be a "person") (other than the Permitted Holders) is or becomes the beneficial owner of more than 35% of the aggregate voting power of our Voting Equity Interests and the Permitted Holders, in the aggregate, beneficially own, directly or indirectly, less voting power than such person, (C) the Continuing Directors cease for any reason to constitute a majority of our Board of Directors then in office, or (D) we adopt a plan of liquidation. As used in this definition, "person" (including any group that is deemed to be a "person") has the meaning given by Sections 13(d) of the Exchange Act, whether or not applicable. The phrase "all or substantially all" of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of our assets has occurred.

        "Consolidation" means, with respect to us, the consolidation of the accounts of the Subsidiaries with those of ours, all in accordance with GAAP; provided, that "consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary with our accounts. The term "consolidated" has a correlative meaning to the foregoing.

        "Consolidated Coverage Ratio" of any Person on any date of determination (the "Transaction Date") means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such Person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such Person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such Person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; provided, that for purposes of such calculation:

          (1)  Acquisitions that occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period,

          (2)  transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period,

          (3)  the incurrence of any Indebtedness (including issuance of any Disqualified Capital Stock) during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) (other than Indebtedness incurred under any revolving credit facility) shall be assumed to have occurred on the first day of the Reference Period,

          (4)  the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12- month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used, and

          (5)  for purposes of determining our Consolidated Coverage Ratio (and the components thereof) for any Reference Period that includes December 27, 2001, the transactions constituting the "Reorganization" and "Certain Transactions," in each case as described in the Offering Circulars, shall be assumed to have occurred on the first day of the Reference Period.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of

          (1)  Consolidated income tax expense and any payments made to a parent entity pursuant to clause (h)(i) of the second paragraph of the covenant described above under "Limitation on Restricted Payments",

          (2)  Consolidated depreciation and amortization expense,

          (3)  Consolidated Fixed Charges, and

          (4)  all other non-cash charges (other than any other non-cash charge to the extent it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense in a prior period), less (a) the amount of all cash payments made by such Person or any of its Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period; provided, that consolidated income tax expense and depreciation and amortization of a Subsidiary that is a less than Wholly Owned Subsidiary shall only be added to the extent of the equity interest of the Company in such Subsidiary, and (b) any lease payments in connection with any Permitted Lease Financing Arrangements, to the extent such lease payments were not deducted in determining the Consolidated Net Income of such Person.

        "Consolidated Fixed Charges" of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of:

          (a)  interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such Person and its Consolidated Subsidiaries during such period, including (1) original issue discount and non-cash interest payments or accruals on any Indebtedness, (2) the interest portion of all deferred payment obligations, and (3) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period,

          (b)  the amount of dividends accrued or payable (or guaranteed) by such Person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such Person to such Person or such Person's Wholly Owned Subsidiaries and than those paid solely in Equity Interests other than Disqualified Capital Stock), and

          (c)  the amount of dividends accrued or payable in respect of any Disqualified Capital Stock of such Person and its Subsidiaries (other than those paid solely in Equity Interests other than Disqualified Capital Stock).

        For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by us to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed. For purposes of this definition, lease payments in connection with any Permitted Lease Financing Arrangements shall not be considered "Consolidated Fixed Charges" of the Company or its Subsidiaries to the extent such lease payments were deducted in determining the Company's or its Subsidiaries' "Consolidated EBITDA."

        "Consolidated Net Income" means, with respect to any Person for any period, the net income (or loss) of such Person and its Consolidated Subsidiaries, reduced by any payments made pursuant to clause (h) of the second paragraph of the covenant described above under "Limitation on Restricted Payments," (determined on a consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication):

          (a)  all gains (but not losses) which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any capital stock),

          (b)  the net income, if positive, of any Person, other than a Consolidated Subsidiary, in which such Person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a Consolidated Subsidiary of such Person during such period, but in any case not in excess of such Person's pro rata share of such Person's net income for such period, and

          (c)  the net income, if positive, of any of such Person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary.

        "Consolidated Subsidiary" means, for any Person, each Subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

        "Continuing Director" means during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted our Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, including new directors designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of our assets or of our parent entity, if such agreement was approved by a vote of such majority of directors).

        "Credit Agreement" means the credit agreement dated as of the Issue Date by and among the Company, certain of its Subsidiaries, certain financial institutions and Lehman Brothers, Inc., as agent, as amended by the First Amendment, providing for (A) an aggregate $270.0 million term loan facility, and (B) an aggregate $100.0 million revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include agreements in respect of Interest Swap and Hedging Obligations with lenders (or Affiliates thereof) party to the Credit Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any credit agreement:

          (1)  extending the maturity of any Indebtedness incurred thereunder or contemplated thereby,

          (2)  adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of us and our Subsidiaries and their respective successors and assigns,

          (3)  increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock", or

          (4)  otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

        "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

        "Disqualified Capital Stock" means with respect to any Person, (a) Equity Interests of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased including at the option of the holder thereof by such Person or any of its Subsidiaries, in whole or in part, on or prior to 91 days following the Stated Maturity of the notes and (b) any Equity Interests of any Subsidiary of such Person other than any common equity with no preferences, privileges, and no redemption or repayment provisions. Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because the holders thereof have the right to require us to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that we may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to our purchase of the notes as are required to be purchased pursuant to the provisions of the Indenture as described under "Repurchase at the Option of Holders."

        "Equity Interests" means Capital Stock or partnership, participation or membership interests and all warrants, options or other rights to acquire Capital Stock or partnership, participation or membership interests (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock or partnership, participation or membership interests).

        "Event of Loss" means, with respect to any property or asset, any (1) loss, destruction or damage of such property or asset or (2) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exempted Affiliate Transaction" means (a) customary employee compensation arrangements approved by a majority of independent (as to such transactions) members of our Board of Directors and reasonable and customary directors fees, indemnification and similar arrangements, (b) Restricted Payments or Investments not prohibited under the terms of the covenant discussed above under "Limitation on Restricted Payments," (c) transactions solely between or among us and any of our Consolidated Subsidiaries or solely among our Consolidated Subsidiaries, (d) loans and advances to officers, directors and employees of ours or any of our Subsidiaries for travel, entertainment, moving and other relocation expenses, in each case, made in the ordinary course of business and consistent with our past practices, (e) transactions pursuant to agreements in effect on the Issue Date and disclosed in the Offering Circulars, and (f) Capital Contributions by a parent entity to us or any sale of our Capital Stock (other than Disqualified Capital Stock) to an Affiliate.

        "Exempted Subsidiary" means each of (1) Clark-Regal LLC and (2) Greenhill LLC, provided that each such Subsidiary shall cease to be an Exempted Subsidiary at the time such Subsidiary guarantees any Indebtedness of ours or any Guarantor, in which case such Subsidiary shall immediately execute a supplemental indenture guaranteeing our obligations under the notes and Indenture; provided, further, that either such Subsidiary may execute a supplemental indenture at any time guaranteeing our obligations under the notes and the Indenture, at which time such Subsidiary shall cease to be an Exempted Subsidiary.

        "Existing Indebtedness" means our Indebtedness and the Indebtedness of our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date (after giving effect to the Reorganization), reduced to the extent such amounts are repaid, refinanced or retired.

        "Foreign Subsidiary" means any Subsidiary of ours that (i) is not organized under the laws of the United States, any state thereof or the District of Columbia and (ii) conducts substantially all of its business operations outside the United States of America.

        "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect on the Issue Date.

        "Guarantor" means each of our present and future Subsidiaries that at the time are guarantors of the notes in accordance with the Indenture.

        "Indebtedness" of any Person means, without duplication,

          (a)  all liabilities and obligations, contingent or otherwise, of such Person, to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP, (1) in respect of borrowed money (whether or not the recourse of the lender is to any of the assets of such Person), (2) evidenced by bonds, notes, debentures or similar instruments, (3) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors;

          (b)  all liabilities and obligations, contingent or otherwise, of such Person (1) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (2) relating to any Capitalized Lease Obligation, or (3) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;

          (c)  all net obligations of such Person under Interest Swap and Hedging Obligations;

          (d)  all liabilities and obligations of others of the kind described in the preceding clause (a), (b) or (c) that such Person has guaranteed or provided credit support or that is otherwise its legal liability or which are secured by any assets or property of such Person; provided, that in the case of such liabilities and obligations of others that have been secured solely by assets or property of such Person, without any other recourse to such Person or any other assets of such Person, the amount of such Indebtedness will be limited in amount to the fair market value of the assets or property of such Person securing such liabilities or assets;

          (e)  any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties; and

          (f)    all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends).

For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock. For purposes of this definition, any Permitted Lease Financing Arrangements shall not be considered "Indebtedness."

        The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, but the accretion of original issue discount in accordance with the original terms of Indebtedness issued with an original issue discount will not be deemed to be an incurrence and (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        "Interest Swap and Hedging Obligation" means any obligation of any Person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

        "Investment" by any Person in any other Person means (without duplication):

          (a)  the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of Equity Interests, capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other Person or any agreement (other than an agreement that is expressly subject to the terms of the Indenture) to make any such acquisition;

          (b)  the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment (other than a commitment that is expressly subject to compliance with the terms of the Indenture) to make any such advance, loan or extension (but excluding accounts receivable, endorsements for collection or deposits arising in the ordinary course of business);

          (c)  other than guarantees of our Indebtedness or the Indebtedness of any Guarantor to the extent permitted by the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," the entering into by such Person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other Person;

          (d)  the making of any capital contribution by such Person to such other Person; and

          (e)  the designation by the Board of Directors of any Person to be an Unrestricted Subsidiary.

        We shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither we nor any of our Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from us or a Subsidiary of ours shall be deemed an Investment valued at its fair market value at the time of such transfer. We or any of our Subsidiaries shall be deemed to have made an Investment in a Person that is or was required to be a Guarantor if, upon the issuance, sale or other disposition of any portion of ours or our Subsidiary's ownership in the Capital Stock of such Person, such Person ceases to be a Guarantor. We shall be deemed to make an Investment in an amount equal to the fair market value of any property transferred to an Exempted Subsidiary from us or a Subsidiary of ours (other than the other Exempted Subsidiary) at the time of such transfer. The fair market value of each Investment shall be measured at the time made or returned, as applicable.

        "Issue Date" means January 29, 2002, the date of first issuance of senior subordinated notes due 2012 under the Indenture.

        "Junior Security" means any Qualified Capital Stock and any Indebtedness of the Company or a Guarantor, as applicable, that is contractually subordinated in right of payment to all Senior Indebtedness (and any securities issued in exchange for or in replacement of Senior Indebtedness) at least to the same extent as the notes or the Guarantee, as applicable, are subordinated to Senior Indebtedness pursuant to the Indenture and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the notes; provided, that in the case of subordination in respect of Senior Indebtedness under the Credit Agreement, "Junior Security" shall mean (except with the consent of the requisite lenders under the Credit Agreement) any Qualified Capital Stock and any Indebtedness of ours that:

          (1)  has a final maturity date occurring after the final maturity date of, all Senior Indebtedness outstanding under the Credit Agreement (and any securities issued in exchange or replacement of such Senior Indebtedness) on the date of issuance of such Qualified Capital Stock or Indebtedness,

          (2)  is unsecured,

          (3)  has an Average Life longer than the security for which such Qualified Capital Stock or Indebtedness is being exchanged, and

          (4)  by their terms are subordinated to Senior Indebtedness outstanding under the Credit Agreement (and any debt securities issued in exchange for Senior Indebtedness) on the date of issuance of such Qualified Capital Stock or Indebtedness at least to the same extent as the notes are subordinated to Senior Indebtedness pursuant to the Indenture (including, without limitation, with respect to payment blockage and turnover).

        "Lease Financing Arrangement" means any lease or other arrangement as a result of which, pursuant to Emerging Issues Task Force Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction," a Person is considered the owner of an asset during the asset's construction period and such Person is considered to have entered into a sale and leaseback of the asset when construction of the asset is complete and the lease term begins.

        "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

        "Liquidated Damages" means all liquidated damages then owing pursuant to the Registration Rights Agreements.

        "Net Cash Proceeds" means the aggregate amount of cash or Cash Equivalents received by us in the case of a sale of Qualified Capital Stock or a Capital Contribution and by us and our Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of ours that were issued for cash on or after the Issue Date, the amount of cash originally received by us upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary), expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only less (1) the amount (estimated reasonably and in good faith by us) of income, franchise, sales and other applicable taxes required to be paid by us or any of our respective Subsidiaries in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes, (2) cash payments attributable to Persons owning an interest (other than a Lien) in the assets subject to the Asset Sale, and (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Obligation" means any principal, premium or interest payment, or monetary penalty, or damages, due by the Company or any Guarantor under the terms of the notes or the Indenture, including any Liquidated Damages due pursuant to the terms of the Registration Rights Agreements.

        "Officers' Certificate" means the officers' certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

        "parent entity" means a Person that holds Voting Equity Interests of ours with voting power, in the aggregate, at least equal to the voting power of the Voting Equity Interests of ours held by the Permitted Holders on the Issue Date.

        "Permitted Holders" means each of the Principals and any of their Affiliates.

        "Permitted Indebtedness" means that:

          (a)  we and the Guarantors may incur Indebtedness evidenced by the notes and the Guarantees issued pursuant to the Indenture up to the amounts being issued on the original Issue Date less any amounts repaid or retired;

          (b)  we and the Guarantors, as applicable, may incur Refinancing Indebtedness with respect to any Existing Indebtedness or any Indebtedness (including Disqualified Capital Stock), described in clause (a) or incurred pursuant to the Debt Incurrence Ratio test of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," or which was refinanced pursuant to this clause (b);

          (c)  we and our Subsidiaries may incur Indebtedness solely in respect of bankers acceptances, letters of credit and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money or other Indebtedness), all in the ordinary course of business in accordance with customary industry practices;

          (d)  we may incur Indebtedness owed to (borrowed from) any Guarantor, and any Guarantor may incur Indebtedness owed to (borrowed from) any other Guarantor or us; provided, that in the case of Indebtedness of ours, such obligations shall be unsecured and contractually subordinated in all respects to our obligations pursuant to the notes and any event that causes such Guarantor no longer to be a Guarantor respectively (including by designation to be an Unrestricted Subsidiary) shall be deemed to be a new incurrence by such issuer of such Indebtedness and any guarantor thereof subject to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Stock;"

          (e)  any Guarantor may guaranty any Indebtedness of ours or another Guarantor that was permitted to be incurred pursuant to the Indenture, substantially concurrently with such incurrence or at the time such Person becomes a Subsidiary;

          (f)    we may incur Indebtedness owed to (borrowed from) any Foreign Subsidiary and any Foreign Subsidiary may incur Indebtedness owed to (borrowed from) any other Foreign Subsidiary; provided, that in the case of Indebtedness of ours, such obligations shall be unsecured and contractually subordinated in all respects to our obligations pursuant to the notes and any event that causes such Foreign Subsidiary to no longer be a Foreign Subsidiary shall be deemed to be a new incurrence by such issuer of such Indebtedness and any guarantor thereof subject to the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Stock;"

          (g)  we and the Guarantors may incur Interest Swap and Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap and Hedging Obligation relates;

          (h)  the incurrence by us or by any Guarantor of Purchase Money Indebtedness; provided, that

            (1)  the aggregate amount of such Indebtedness incurred and outstanding at any time pursuant to this clause (h) (plus any Refinancing Indebtedness issued to retire, defease, refinance, replace or refund such Indebtedness) shall not exceed $5.0 million, and

            (2)  in each case, such Indebtedness shall not constitute (a) more than 100% of our cost or the cost to such Guarantor, (determined in accordance with GAAP in good faith by our Board of Directors), as applicable, of the property so purchased, constructed or improved, or (b) more than 100% of the fair market value (determined in good faith by our Board of Directors) of such property, in the case of a Capitalized Lease Obligation;

          (i)    the incurrence by the Company or by any of the Guarantors of Indebtedness in an aggregate amount incurred and outstanding at any time pursuant to this clause (i) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $25.0 million;

          (j)    the incurrence by us or by any of the Guarantors of Indebtedness pursuant to the Credit Agreement in an aggregate amount incurred and outstanding at any time pursuant to this clause (j) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $370.0 million, minus (1) the amount of any such Indebtedness retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts of such Indebtedness pursuant to clause (b) of the second paragraph of the covenant "Sale of Assets and Subsidiary Stock" or (2) the amount of any such Indebtedness assumed by a transferee in an Asset Sale so long as neither we nor such Guarantor continues to be an obligor under such Indebtedness;

          (k)  the incurrence by us or by any of the Guarantors of Indebtedness in connection with an Acquisition in an aggregate amount incurred and outstanding at any time pursuant to this clause (k) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $5.0 million; provided that, with respect to such Indebtedness incurred pursuant to this clause (k), such Indebtedness (i) shall have been incurred prior to the time that the debtor thereunder was acquired by or merged into us or any of the Guarantors and was not incurred in connection with, or in contemplation of, such acquisition or merger.

        "Permitted Investment" means:

          (a)  any Investment in any of the notes;

          (b)  any Investment in cash or Cash Equivalents;

          (c)  intercompany notes to the extent permitted under clause (d) of the definition of "Permitted Indebtedness";

          (d)  any Investment by us or any Subsidiary in a Person in a Related Business if as a result of such Investment such Person immediately becomes a Guarantor or such Person is immediately merged with or into us or a Guarantor;

          (e)  other Investments in any Person or Persons, provided, that after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (e) that are outstanding (after giving effect to any such Investments that are returned to us or the Guarantor that made such prior Investment, without restriction, in cash on or prior to the date of any such calculation, but only up to the amount of the Investment made under this clause (e) in such Person, at any time does not in the aggregate exceed $10.0 million (measured by the value attributed to the Investment at the time made or returned, as applicable));

          (f)    any Investment in any Person solely in exchange for Qualified Capital Stock or capital stock of a parent entity or from a Capital Contribution or the Net Cash Proceeds of any substantially concurrent sale of the Company's Qualified Capital Stock;

          (g)  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders-Asset Sales and Sales of Subsidiary Stock" (other than an Asset Sale to an Exempted Subsidiary by us or a Subsidiary of ours (other than the other Exempted Subsidiary) made pursuant to clause (8) of the fifth paragraph thereof);

          (h)  loans and advances to employees of the Company and its Subsidiaries in the ordinary course of business pursuant to this clause (i) not to exceed $500,000 in any fiscal year or $2.0 million at any time outstanding; and

          (i)    any Investment held by us or any of our Subsidiaries on the Issue Date.

        "Permitted Lease Financing Arrangements" means any Lease Financing Arrangement entered into by us or any of our Subsidiaries in the ordinary course of business, consistent with customary industry practices, in amounts and for the purposes customary in our industry.

        "Permitted Lien" means:

          (a)  Liens existing on the Issue Date;

          (b)  Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on our books in accordance with GAAP;

          (c)  statutory liens of carriers, warehousemen, mechanics, material men, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided that (1) the underlying obligations are not overdue for a period of more than 30 days, or (2) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on our books in accordance with GAAP;

          (d)  Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

          (e)  easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property, subject thereto (as such property is used by the Company or any of its Subsidiaries) or interfere with the ordinary conduct of our business or the business of any of our Subsidiaries;

          (f)    Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto;

          (g)  pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

          (h)  Liens securing the notes;

          (i)    Liens securing Indebtedness of a Person existing at the time such Person becomes a Subsidiary or is merged with or into us or a Subsidiary or Liens securing Indebtedness incurred in connection with an Acquisition, provided, that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets;

          (j)    Liens arising from Purchase Money Indebtedness permitted to be incurred pursuant to of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock" provided such Liens relate solely to the property, which is subject to such Purchase Money Indebtedness;

          (k)  leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of our business or the business of any of our Subsidiaries or materially detracting from the value of the relative assets of the Company or any Subsidiary;

          (l)    Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by us or any of our Subsidiaries in the ordinary course of business;

          (m)  Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the holders of the notes than the terms of the Liens securing such refinanced Indebtedness, and provided that the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness refinanced;

          (n)  Liens securing Senior Indebtedness (including under the Credit Agreement) incurred in accordance with the terms of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock"; and

          (o)  Liens securing Indebtedness of any Foreign Subsidiary incurred in accordance with the provisions of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock".

        "Person" or "person" means any corporation, individual, limited liability company, joint stock company, joint venture, partnership, limited liability company, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

        "Preferred Stock" means any Equity Interest of any class or classes of a Person (however designated) which is preferred as to payments of dividends, or as to distributions upon any liquidation or dissolution, over Equity Interests of any other class of such Person.

        "Pro Forma" or "pro forma" shall have the meaning set forth in Regulation S-X of the Securities Act unless otherwise specifically stated herein.

        "Principals" means each of The Anschutz Corporation and OCM Principal Opportunities Fund II, L.P.

        "Public Equity Offering" an underwritten public offering pursuant to a registration statement filed with the Commission in accordance with the Securities Act of (1) Equity Interests (other than Disqualified Capital Stock) of the Company or (2) Equity Interests (other than Disqualified Stock) of any parent entity, to the extent that the cash proceeds therefrom are used as a Capital Contribution to us.

        "Purchase Money Indebtedness" of any Person means any Indebtedness of such Person to any seller or other Person incurred solely (1) to finance the acquisition, construction, installation or improvement of any after acquired real or personal tangible property which, in the reasonable good faith judgment of the Board of Directors, is directly related to a Related Business of ours and that is incurred concurrently within 180 days following with such acquisition, construction, installation or improvement and is secured only by the assets so financed, or (2) to lease (in the case of a Capitalized Lease Obligation) any real or personal tangible property which, in the reasonable good faith judgment of the Board of Directors, is directly related to a Related Business of ours.

        "Qualified Capital Stock" means any Capital Stock of ours that is not Disqualified Capital Stock.

        "Qualified Exchange" means:

          (1)  any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock, or Indebtedness of ours with the Net Cash Proceeds received by us from the substantially concurrent sale of our Qualified Capital Stock (other than to a Subsidiary) or, to the extent used to retire Indebtedness (other than Disqualified Capital Stock) of ours, Subordinated Refinancing Indebtedness of ours,

          (2)  any issuance of Qualified Capital Stock of ours in exchange for any Capital Stock or Indebtedness of the Company, or

          (3)  any issuance of Subordinated Refinancing Indebtedness of ours in exchange for Indebtedness (other than Disqualified Capital Stock) of ours.

        "Recourse Indebtedness" means Indebtedness (a) as to which either we or any of our Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), or (3) constitutes the lender, and (b) in default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ours or any of our Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Reference Period" with regard to any Person means the four full fiscal quarters (or such lesser period during which such Person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the notes or the Indenture.

        "Refinancing Indebtedness" means Indebtedness (Disqualified Capital Stock) (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness (including Disqualified Capital Stock) in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing) the lesser of (1) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness (including Disqualified Capital Stock) so Refinanced and (2) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) such Refinancing Indebtedness shall only be used to refinance outstanding Indebtedness (including Disqualified Capital Stock) of such Person issuing such Refinancing Indebtedness, (B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness (including Disqualified Capital Stock) to be so refinanced at the time of such Refinancing and (y) in all respects, be no less contractually subordinated or junior, if applicable, to the rights of Holders than was the Indebtedness (including Disqualified Capital Stock) to be refinanced, (C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness (including Disqualified Capital Stock) to be so refinanced or, if sooner, 91 days after the Stated Maturity of the notes, and (D) such Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the holders of the notes than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased.

        "Registration Rights Agreements" means the First Registration Rights Agreement, dated as of January 29, 2002 and the Second Registration Rights Agreement, dated as of April 17, 2002, in each case by and among the Company and the other parties named on the signature pages thereof, as such agreement may be amended, modified or supplemented from time to time.

        "Related Business" means the business conducted (or proposed to be conducted) by us and our Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors are materially related businesses.

        "Related Business Asset" means assets (except in connection with the acquisition of a Subsidiary in a Related Business that becomes is a Guarantor, other than notes, bonds, obligations and securities) that, in the good faith reasonable judgment of the Board of Directors, will immediately constitute, be a part of, or be used in, a Related Business of the Company or a Subsidiary.

        "Restricted Investment" means, in one or a series of related transactions, any Investment, other than other Permitted Investments.

        "Restricted Payment" means, with respect to any Person:

          (a)  the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person or any parent of such Person, including, without limitation, any parent entity of ours,

          (b)  any payment (except to the extent with Qualified Capital Stock) on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person or any parent of such Person, including, without limitation, any parent entity of ours,

          (c)  other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness (other than the notes), directly or indirectly, by such Person or a Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness, and

          (d)  any Restricted Investment by such Person;

provided, however, that the term "Restricted Payment" does not include (1) any dividend, distribution or other payment on or with respect to Equity Interests of an issuer to the extent payable solely in shares of Qualified Capital Stock of such issuer, or (2) any dividend, distribution or other payment to us, or to any of the Guarantors, by us or any of our Subsidiaries and any Investment in any Guarantor by us or any Subsidiary.

        "Senior Indebtedness" of ours or any Guarantor means Indebtedness (including any monetary obligation in respect of the Credit Agreement, and interest, whether or not allowable, accruing on Indebtedness incurred pursuant to the Credit Agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law) of ours or such Guarantor arising under the Credit Agreement or that, by the terms of the instrument creating or evidencing such Indebtedness, is expressly designated Senior Indebtedness and made senior in right of payment to the notes or the applicable Guarantee; provided, that in no event shall Senior Indebtedness include (a) Indebtedness to any Subsidiary of ours or any officer, director or employee of ours or any Subsidiary of ours, (b) Indebtedness incurred in violation of the terms of the Indenture; provided, that Indebtedness under the Credit Agreement will not cease to be Senior Indebtedness as a result of this clause (b) if the lenders thereunder obtained a certificate from an officer of ours on the date such Indebtedness was incurred certifying that the incurrence of such Indebtedness was not prohibited by the Indenture, (c) Indebtedness to trade creditors, (d) Disqualified Capital Stock, (e) Capitalized Lease Obligations, and (f) any liability for taxes owed or owing by us or such Guarantor.

        "Significant Subsidiary" shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date.

        "Stated Maturity," when used with respect to any note, means February 1, 2012.

        "Subordinated Indebtedness" means our Indebtedness or Indebtedness of a Guarantor that is subordinated in right of payment by its terms or the terms of any document or instrument or instrument relating thereto ("contractually") to the notes or such Guarantee, as applicable, in any respect.

        "Subsidiary," with respect to any Person, means (1) a corporation a majority of whose Equity Interests with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, and (2) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest, or (3) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and in which such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of ours or of any Subsidiary of ours. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of ours.

        "Unrestricted Subsidiary" means any subsidiary of ours that does not directly, indirectly or beneficially own any Capital Stock of, and Subordinated Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of ours and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors); provided, that such Subsidiary at the time of such designation (a) has no Recourse Indebtedness; (b) is not party to any agreement, contract, arrangement or understanding with us or any Subsidiary of ours unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of ours; (c) is a Person with respect to which neither we nor any of our Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of ours or any of our Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary, provided, that (1) no Default or Event of Default is existing or will occur as a consequence thereof and (2) immediately after giving effect to such designation, on a pro forma basis, we could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock." Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "U.S. Government Obligations" means direct non-callable obligations of, or noncallable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

        "Voting Equity Interests" means Equity Interests which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

        "Wholly Owned Subsidiary" means a Subsidiary all the Equity Interests of which (other than directors' qualifying shares) are owned by us or one or more Wholly Owned Subsidiaries of ours or a combination thereof.

Form of Exchange Notes

        The certificates representing the exchange notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the exchange notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee, in the form of a global note. Holders of the exchange notes will own book-entry interests in the global note evidenced by records maintained by DTC.

        Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if

(1)
DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary,

(2)
we provide for the exchange pursuant to the terms of the indenture, or

(3)
we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the trustee instructions to that effect.

        As of the date of this prospectus, no certificated notes are issued and outstanding.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income and estate tax consequences (a) expected to result to holders whose old notes are exchanged for the exchange notes in the exchange offer and (b) relevant to the ownership and disposition of the exchange notes by persons who hold the exchange notes as a capital asset, generally for investment, as defined in Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary does not consider state, local or foreign tax laws. In addition, it does not include all of the rules which may affect the United States tax treatment of your investment in the notes. For example, special rules not discussed herein may apply to you if you are:

  •
  a broker-dealer or a dealer in securities or currencies;

  •
  an S corporation;

  •
  a bank, thrift or other financial institution;

  •
  a regulated investment company or a real estate investment trust; an insurance company;

  •
  a tax-exempt organization;

  •
  subject to the alternative minimum tax provisions of the Code;

  •
  holding the notes as a part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction;

  •
  holding the notes through a partnership or similar pass-through entity;

  •
  a trader in securities;

  •
  a person with a "functional currency" other than the U.S. dollar; or

  •
  a United States expatriate.

        The discussion is based on the following materials, all as of the date hereof:

  •
  the Code;

  •
  current, temporary and proposed treasury regulations promulgated under the Code;

  •
  the legislative history of the Code;

  •
  current administrative interpretations and practices of the Internal Revenue Service; and

  •
  court decisions.

        Legislation, judicial decisions or administrative changes may be forthcoming that could affect the accuracy of the statements included in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax consequences of exchange of the old notes for the exchange notes or the purchase, ownership or disposition of the exchange notes. The statements set forth below are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the statements set forth below will not be challenged by the Internal Revenue Service, or that they would be sustained by a court if they were so challenged.

        We urge you to consult your own tax advisor concerning the tax consequences of the exchange of the old notes for the exchange notes and of holding and disposing of the exchange notes, including the United States federal, state, local and other tax consequences and potential changes in the tax laws.

Consequences of the Exchange

        The exchange of the old notes for the exchange notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the old notes and the same tax consequences to holders as the old notes have to holders, including, without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period. Therefore, references to "notes" apply equally to the exchange notes and the old notes.

Consequences to United States Holders

        If you are a "United States Holder," as defined below, this section applies to you and summarizes certain United States federal income tax consequences of the ownership and disposition of the notes. Otherwise, the next section, "Consequences to Non-United States Holders," applies to you. You are a "United States Holder" if you hold notes and you are:

  •
  a citizen or resident of the United States;

  •
  a corporation or partnership or other entity taxable as a corporation or partnership created or organized in or under the law of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income tax regardless of its source;

  •
  a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a United States person on that date and has elected to be treated as a United States person at all times thereafter; or

  •
  otherwise subject to United States federal income tax on your worldwide income on a net income basis.

  •
  If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisors as to its tax consequences.

Payments of Interest

        You must generally include the interest on the notes in ordinary income:

  •
  when it accrues, if you use the accrual method of accounting for United States federal income tax purposes; or

  •
  when you receive it, if you use the cash method of accounting for United States federal income tax purposes.

Market Discount

        If a United States Holder acquires a note at a cost that is less than the stated redemption price (i.e., the principal) at maturity of the notes, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

        Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a note are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

        In general, the amount of market discount that has accrued is determined on a ratable basis. A United States Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

        With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A United States Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that a United States Holder acquires on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service. A United States Holder's tax basis in a note will be increased by the amount of market discount included in the holder's income under the election.

Amortizable Bond Premium

        If a United States Holder purchases a note for an amount in excess of the stated redemption price at maturity, the holder will be considered to have purchased the note with "amortizable bond premium" equal in amount to the excess. Generally, a United States Holder may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year, using a constant yield method similar to that described above, over the remaining term of the note. Under treasury regulations, the amount of amortizable bond premium that a United States Holder may deduct in any accrual period is limited to the amount by which the holder's total interest inclusions on the note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. A United States Holder who elects to amortize bond premium must reduce the holder's tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the United States Holder and may be revoked only with the consent of the Internal Revenue Service.

Sale or Other Taxable Disposition of the Notes

        You must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note. The amount of your gain or loss equals the difference between the amount you receive for the note (in cash or other property, valued at fair market value), minus the amount, if any, attributable to accrued but unpaid interest (which is taxed as ordinary income), minus your adjusted tax basis in the note. Your tax basis in a note will initially equal the price you paid for the note and will be subsequently increased by market discount previously included in income in respect of the note and will be reduced by any amortizable bond premium in respect of the note which has been taken into account.

        Your gain or loss will generally be capital gain or loss except as described under "Market Discount" above. The capital gain or loss will be long-term capital gain or loss, if you have held the notes for more than one year. Otherwise, it will be short-term capital gain or loss. Payments attributable to accrued but unpaid interest which you have not yet included in income will be taxed as ordinary interest income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

        Backup withholding at a rate of up to 31% may apply when you receive interest payments on a note or proceeds upon the sale or other disposition of a note. Certain holders, including among others, corporations, financial institutions and certain tax-exempt organizations, are generally not subject to backup withholding. In addition, backup withholding will not apply to you if you provide your social security number or other taxpayer identification number in the prescribed manner unless:

  •
  the Internal Revenue Service notifies us or our agent that the taxpayer identification number provided is incorrect;

  •
  you fail to report interest and dividend payments that you receive on your tax return and the Internal Revenue Service notifies us or our agent that backup withholding is required; or

  •
  you fail to certify under penalties of perjury that backup withholding does not apply to you.

        If backup withholding applies to you, you may use the amount withheld as a refund or credit against your United States federal income tax liability as long as you timely provide the required information to the Internal Revenue Service. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedures for obtaining the exemption.

        We will be required to furnish annually to the Internal Revenue Service and to holders of notes information relating to the amount of interest paid on the notes. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Consequences to Non-United States Holders

        As used herein, a "Non-United States Holder" is a person or entity that, for United States federal income tax purposes, is not a United States Holder.

Payments of Interest

        If you area Non-United States Holder, interest paid to you will not be subject to United States federal income taxes or withholding taxes if the interest is not effectively connected with your conduct of a trade or business within the United States, and you:

  •
  do not actually, indirectly or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  are not a controlled foreign corporation with respect to which we are a "related person" within the meaning of

  •
  Section 864(d)(4) of the Code;

  •
  are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade

  •
  or business, and

  •
  provide appropriate certification.

        You can generally meet the certification requirement by providing a properly executed Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate documentation to your agent.

        Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special certification rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

        If you do not qualify for an exemption under these rules, interest income from the notes may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time it is paid. The payment of interest effectively connected with your United States trade or business, however, would not be subject to a 30% withholding tax so long as you provide us or our agent an adequate certification (currently on Form W-8ECI), but such interest would be subject to United States federal income tax on a net basis at the rates applicable to United States persons generally. In addition, if you are a foreign corporation and the payment of interest is effectively connected with your United States trade or business, you may also be subject to a 30% (or lower applicable treaty rate) branch profits tax.

Sale or Other Taxable Disposition of Notes

        If you are a Non-United States Holder, you generally will not be subject to United States federal income tax on any amount which constitutes capital gain upon retirement or disposition of a note, unless:

  •
  your investment in the note is effectively connected with your conduct of a United States trade or business; or

  •
  you are a nonresident alien individual and are present in the United States for 183 or more days in the taxable year within which such sale or other taxable disposition takes place and certain other requirements are met.

  •
  If you have a United States trade or business and the investment in the notes is effectively connected with that trade or business, the payment of the sale proceeds with respect to the notes would be subject to United States federal income tax on a net income basis at the rate applicable to United States Holders generally. In addition,. foreign corporations may be subject to a 30% (or lower applicable treaty rate) branch profits tax if the investment in the note is effectively connected with the foreign corporation's United States trade or business.

United States Federal Estate Tax

        The United States federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own actually or constructively 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the treasury regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States.

Backup Withholding and Information Reporting

        No backup withholding or information reporting will generally be required with respect to interest paid to a Non-United States Holder of notes if the beneficial owner of the note provides the certification described above in "Consequences to Non-United States Holders—Payments of Interest" or is an exempt recipient and, in each case, the payor does not have actual knowledge or reason to know that the beneficial owner is a United States Holder. Information reporting requirements and backup withholding tax generally will not apply to any payments of the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign broker (as defined in applicable treasury regulations). However, unless such broker does not have actual knowledge or reason to know that the beneficial owner is a United States Holder and has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting but not backup withholding will apply to any payment of the proceeds of the sale of a note effected outside the United States by such broker if it:

  •
  is a United States person, as defined in the Code;

  •
  is a foreign person and it derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

  •
  is a controlled foreign corporation for United States federal income tax purposes; or

  •
  is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

        Payments of the proceeds of any sale of a note effected by the United States office of a broker will be subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the certification described above in "Consequences to Non-United States Holders—Payments of Interest" or otherwise establishes an exemption.

        If you are a Non-United States Holder of notes, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom and the procedures for obtaining the exemption, if available. Any amounts withheld from payment to you under the backup withholding rules will be allowed as a refund or credit against your federal income tax liability, provided that the required information is furnished timely to the Internal Revenue Service.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such exchange notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer exchange notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of exchange notes received in the exchange offer, where such old notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any old notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days from the date on which the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 10, 2002, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of such exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days from the date on which the exchange offer is completed, we will promptly send a sufficient number of additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the reasonable fees and expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters in connection with the notes offered hereby will be passed upon for us by Hogan & Hartson L.L.P., Denver, Colorado.

EXPERTS

        The balance sheet of Regal Cinemas Corporation as of January 3, 2002, has been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Regal Cinemas, Inc. and its subsidiaries as of December 27, 2001 and December 28, 2000 and for each of the years in the period ended December 27, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Regal Cinemas, Inc.'s voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code and subsequent acquisition), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Edwards Theatres and subsidiaries as of December 27, 2001 and December 26, 2000 and for each of the three years in the period ended December 27, 2001, have been included herein upon the reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

SUBSIDIARY GUARANTORS

        Each subsidiary guarantor is exempt from reporting under the Securities Exchange Act of 1934 pursuant to Rule 12h-5 under the Exchange Act, as we have no independent assets or operations, the guarantees of our subsidiary guarantors are full and unconditional and joint and several, and any subsidiaries of ours other than the subsidiary guarantors are, individually and in the aggregate, minor. There are no significant restrictions on our ability or any subsidiary guarantor to obtain funds from its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 (Commission File. No. 333-87930) with respect to the exchange notes. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement including the exhibits and schedules, for further information about us and the exchange notes. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

        Upon effectiveness of the registration statement of which this prospectus is a part, we will file annual, quarterly, special reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at the following address:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings are also available at the SEC's web site at http://www.sec.gov.

        You can obtain a copy of any of our filings, at no cost, by writing to or telephone us at the following address:

Regal Cinemas Corporation
7132 Regal Lane
Knoxville, Tennessee 37918
Attention: General Counsel
(865) 922-1123

        To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

REGAL CINEMAS CORPORATION INDEX TO FINANCIAL STATEMENTS

REGAL CINEMAS CORPORATION
Report of KPMG LLP, Independent Auditors
Balance Sheet as of January 3, 2002
Notes to Balance Sheet
Unaudited Condensed Consolidated Balance Sheets as of March 28, 2002 (Reorganized Company) and December 27, 2001 (Predecessor Company)
Unaudited Condensed Consolidated Statements of Operations for the nine weeks ended March 28, 2002 (Reorganized Company) and the four weeks ended January 24, 2002 and the quarter ended March 29, 2001 (Predecessor Company)
Unaudited Condensed Consolidated Statements of Cash Flows for the nine weeks ended March 28, 2002 (Reorganized Company) and the four weeks ended January 24, 2002 and quarter ended March 29, 2001 (Predecessor Company)
Notes to Unaudited Condensed Consolidated Financial Statements
REGAL CINEMAS, INC.
Report of Deloitte & Touche LLP, Independent Auditors
Consolidated Balance Sheets at December 27, 2001 and December 28, 2000
Consolidated Statements of Operations for the years ended December 27, 2001, December 28, 2000 and December 30, 1999
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 27, 2001, December 28, 2000 and December 30, 1999
Consolidated Statements of Cash Flows for the years ended December 27, 2001, December 28, 2000 and December 30, 1999
Notes to Consolidated Financial Statements
EDWARDS THEATRES, INC.
Report of KPMG LLP, Independent Auditors
Balance Sheets as of December 27, 2001 and December 26, 2000
Statement of Operations and Comprehensive Loss for the fiscal years ended December 27, 2001, December 26, 2000 and December 28, 1999
Statement of Stockholders' Equity for the fiscal years ended December 27, 2001, December 26, 2000 and December 28, 1999
Statement of Cash Flows for the fiscal years ended December 27, 2001, December 26, 2000 and December 28, 1999
Notes to Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of March 28, 2002 and December 27, 2001
Unaudited Condensed Consolidated Statements of Operations for the quarters ended March 28, 2002 and March 29, 2001
Unaudited Condensed Consolidated Statements of Cash Flows for the quarters ended March 28, 2002 and March 29, 2001
Notes to Unaudited Condensed Consolidated Financial Statements

Independent Auditors' Report

The Board of Directors
Regal Cinemas Corporation:

        We have audited the accompanying balance sheet of Regal Cinemas Corporation as of January 3, 2002. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Regal Cinemas Corporation at January 3, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Denver, Colorado May 2, 2002

REGAL CINEMAS CORPORATION

Balance Sheet as of January 3, 2002

(In Thousands except shares)

Assets
Cash and cash equivalents	$0

Total assets	$0

Shareholder's Equity
Preferred stock, $0.001 per value, 5,000,000 shares authorized, none issued or outstanding	$—
Common stock, $0.001 par value 25,000,000 shares authorized, none issued or outstanding	0

Subsequent events
Total shareholder's equity	$0

See accompanying notes to balance sheet.

REGAL CINEMAS CORPORATION

Notes to Balance Sheet

January 3, 2002

(1)  Organization

        Regal Cinemas Corporation (the Company), was incorporated in the state of Delaware on January 3, 2002 for the sole purpose of providing financing for Regal Cinemas, Inc. (Regal Cinemas). On January 29, 2002, The Anschutz Corporation (Anschutz) acquired a controlling equity interest in Regal Cinemas. Anschutz and the other shareholders of Regal Cinemas exchanged their equity interests in Regal Cinemas for equity interests in the Company immediately after Regal Cinemas and its subsidiaries emerged from bankruptcy reorganization.

(2)  Subsequent Events

        On March 8, 2002, the holders of 100% of the capital stock of the Company, Edwards Theatres, Inc. and Regal CineMedia Corporation and the holders of over 80% of the voting stock of United Artists Theatre Company, agreed to exchange their capital stock of these entities for all the outstanding capital stock of Regal Entertainment Group (Regal Entertainment). The exchange occurred on April 12, 2002.

        On January 29, 2002 and April 17, 2002, the Company issued $200.0 million and $150.0 million, respectively, in aggregate principal amount of senior subordinated notes. Net proceeds from these debt offerings were advanced to Regal Cinemas.

        On April 17, 2002, Regal Cinemas acquired the capital stock of Edwards Theatres from Regal Entertainment Holdings, Inc., a subsidiary of Regal Entertainment, for approximately $272.5 million. Because we are under common control with Edwards Theatres, this transaction will be accounted for as a contribution of Edwards Theatres to us by Regal Entertainment Holdings, and as such will be accounted for at the cost basis of Edwards Theatres. Regal Cinemas used a combination of debt and cash on hand to consummate the Edwards Transaction.

Regal Cinemas Corporation

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share amounts)

	Reorganized Company as of March 28, 2002	Predecessor Company as of December 27, 2001
ASSETS
Current assets:
Cash and equivalents	$155,984	$237,688
Accounts receivable	2,577	3,882
Construction receivables	1,651	2,234
Inventories	2,873	3,291
Prepaid and other current assets	23,087	13,730
Assets held for sale	5,250	5,328

Total current assets	191,422	266,153
Property and equipment:
Land	86,913	80,571
Buildings and leasehold improvements	764,807	1,014,319
Equipment	327,768	427,066
Construction in progress	7,827	1,842

	1,187,315	1,523,798
Accumulated depreciation and amortization	(12,860)	(297,261)

Total property and equipment, net	1,174,455	1,226,537
Goodwill and other intangible assets	1,044	336,174
Other assets	25,486	41,505

Total assets	$1,392,407	$1,870,369

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$15,722	$2,173
Accounts payable	47,369	40,215
Accrued expenses	60,754	42,657
Current portion of deferred tax liability	571	—
Bankruptcy related liabilities and claims	46,905	—
Liabilities subject to compromise	—	183,900

Total current liabilities	171,321	268,945
Long-term debt, less current maturities	459,588	3,219
Capital leases, less current maturities	1,497	1,512
Lease financing arrangements	97,399	97,821
Deferred tax liability	42,338	—
Other liabilities	2,028	23,495
Liabilities subject to compromise	—	1,899,274

Total liabilities	774,171	2,294,266
Shareholders' equity (deficit):
Preferred stock, $.001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock; $.001 par value; 25,000,000 shares authorized; 7,500,000 issued and outstanding at March 28, 2002	8	196,452
Additional paid-in capital	602,492	—
Loans to shareholders	—	(3,062)
Retained earnings (deficit)	15,736	(617,287)

Total shareholders' equity (deficit)	618,236	(423,897)

Total liabilities and shareholders' equity (deficit)	$1,392,407	$1,870,369

See accompanying notes to unaudited condensed consolidated financial statements

Regal Cinemas Corporation

Unaudited Condensed Consolidated Statements of Operations

(In thousands)

		Predecessor Company
	Reorganized Company Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002	Quarter ended March 29, 2001
Revenues:
Admissions	$137,201	75,111	200,728
Concessions	55,489	29,522	76,062
Other	6,865	3,698	10,290

Total net revenues	199,555	108,331	287,080
Operating expenses:
Film rental and advertising costs	69,333	38,132	99,944
Cost of concessions	7,978	4,251	11,204
Theatre operating expenses	68,983	34,578	117,891
General and administrative expenses	5,611	2,562	7,156
Merger expenses	1,362	—	—
Legal and professional fees—restructuring related	99	—	2,536
Depreciation and amortization	12,860	6,431	23,358
Theatre closing costs	147	128	25,401
(Gain) loss on disposal of operating assets	(666)	(6)	7,141
Loss on impairment of assets	—	500	36,964

Total operating expenses	165,707	86,576	331,595

Operating income	33,848	21,755	(44,515)
Other income (expense):
Interest expense	(8,011)	(8,532)	(49,768)
Interest income	48	28	1,622

Income (loss) before reorganization items, income taxes, and extraordinary item	25,885	13,251	(92,661)
Reorganization items	—	(254,335)	—

(Income) loss before income taxes and extraordinary item	25,885	(241,084)	(92,661)
Provision for income taxes	(10,149)	—	—

Income (loss) before extraordinary item	15,736	(241,084)	(92,661)
Extraordinary item:
Gain on extinguishment of debt	—	661,919	—

Net income (loss)	$15,736	420,835	(92,661)

See accompanying notes to unaudited condensed consolidated financial statements

Regal Cinemas Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

		Predecessor Company
	Reorganized Company Nine Weeks Ended March 28, 2002	Four Weeks Ended January 24, 2002	Quarter ended March 29, 2001
Cash flows from operating activities:
Net income (loss)	$15,736	$420,835	$(92,661)
Adjustments to reconcile net loss to net cash provided by operating activities:	—	—	—
Depreciation and amortization	12,860	6,431	23,358
Provision for deferred income taxes	8,605	—	—
Writeoff of shareholder loans	—	3,062	—
Loss on impairment of assets	—	500	36,963
Deferred gain on lease amendments	—	—	15,010
(Gain) Loss on disposal of operating assets	(666)	(6)	7,141
Theater closing costs	—	—	25,401
Extraordinary gain on extinguishment of debt	—	(661,919)	—
Reorganization items	—	254,335	—
Changes in operating assets and liabilities:	—	—	—
Accounts receivable	(1,296)	2,601	(23)
Inventories	428	(9)	613
Prepaids and other assets	(5,271)	(1,760)	(8,501)
Accounts payable	50	7,104	(23,846)
Accrued expenses and other liabilities	(34,290)	(80,934)	2,456

Net cash used in operating activities	(3,844)	(49,760)	(14,089)
Cash flows from investing activities:
Capital expenditures	(7,858)	(2,027)	(7,352)
Proceeds from sale of fixed assets	666	6	3,929
Decrease in reimbursable construction advances	162	421	1,538

Net cash used in investing activities	(7,030)	(1,600)	(1,885)
Cash flows from financing activities:
Proceeds from new senior credit facility	—	270,000	—
Proceeds from new senior subordinated notes	—	200,000	—
Payment of debt financing costs	—	(15,861)	—
Payment of old senior credit facility	—	(274,542)	—
Payment of old senior subordinated notes	—	(160,000)	—
Payment of old equipment financing	—	(17,662)	—
Other debt and capital lease activity	(347)	(241)	(839)

Net cash provided by (used in) financing activities	(347)	1,694	(839)
Cash used in reorganization	—	(20,817)	—
		—	—
Net increase in cash and cash equivalents	(11,221)	(70,483)	(16,813)
Cash and cash equivalents, beginning of period	167,205	237,688	118,834

Cash and cash equivalents, end of period	$155,984	$167,205	$102,021

See accompanying notes to unaudited condensed consolidated financial statements

REGAL CINEMAS CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 28, 2002

1.    THE COMPANY AND PLAN OF REORGANIZATION

        Regal Cinemas Corporation and its wholly owned subsidiary, Regal Cinemas, Inc. (the "Company" or "Regal Cinemas" or "RCC"), operate multi-screen motion picture theatres principally throughout the eastern and northwestern United States. The Company formally operates on a 52 week fiscal year with each quarter consisting of 13 weeks, unless otherwise noted.

        On October 11, 2001, Regal Cinemas, Inc. and its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Tennessee (the "Bankruptcy Court") under case numbers 301-11305 through 301-11320 (the "Chapter 11 Case"), seeking court supervision of the Company's restructuring efforts. Pursuant to the plan of reorganization (the Plan), holders of its then existing senior credit facilities agreed to exchange approximately $725 million of their pre-petition claims for 100% of Regal Cinemas, Inc.'s newly-issued common stock. Other principal terms of the Plan included:

  •
  cash payment in full of principal and accrued and unpaid interest existing under Regal Cinemas, Inc.'s then existing senior credit facility for certain holders;

  •
  cash payment in full of all other secured claims, relating primarily to Regal Cinemas, Inc.'s equipment financing facility;

  •
  satisfaction and retirement of Regal Cinemas, Inc.'s outstanding subordinated debt by a cash payment equal to approximately 20% of the claims amount; and

  •
  distributions to the holders of general unsecured claims of 100% of such holder's allowed claim.

        On December 7, 2001, the Bankruptcy Court confirmed the Plan and as a result, Regal Cinemas, Inc. commenced appropriate actions to consummate the Plan and emerged from bankruptcy on January 29, 2002 with Anschutz having acquired a controlling equity interest. Also on January 29, 2002, Regal Cinemas, Inc. became a wholly owned subsidiary of Regal Cinemas Corporation when Anschutz and the other shareholders of Regal Cinemas, Inc. exchanged their common stock of Regal Cinemas, Inc. for 7,500,000 shares of Regal Cinemas.

        RCC was formed for the primary purpose of becoming the issuer of senior credit facilities and the $200 million of 9 3/8% senior subordinated notes issued upon Regal Cinemas, Inc.'s emergence from bankruptcy. Approximately $1.8 billion of Regal Cinemas, Inc. long-term debt plus approximately $196 million of accrued and unpaid interest was discharged under the terms of the Plan in exchange for total payments of approximately $575.3 million. Such liabilities were classified as a component of "liabilities subject to compromise" on the accompanying December 27, 2001 historical debtors-in-possession balance sheet. The Company funded these payments through 1) cash on hand of Regal Cinemas, Inc., 2) a term loan ($270 million) borrowed under new senior credit facilities, and 3) the issuance of new $200 million of 9 3/8% senior subordinated notes.

        The financial statements of the Company after emergence from bankruptcy reflect the predecessor cost basis of Anschutz and the reorganization value attributable to the common stock owned by the other RCC stockholders. The Company's 2002 financial statements include information reflecting the four week period ended January 24, 2002 (pre-reorganization) and the nine week period ended March 28, 2002 (post-reorganization). As a result, the Company's post-reorganization financial statements have not been prepared on a consistent basis with the pre-reorganization financial statements and are not comparable in all respects to the financial statements prior to the reorganization. For financial reporting purposes, the inception date of the Reorganized Company is deemed to have occurred on January 24, 2002. As such, operating results and financial position for periods subsequent to January 24, 2002 are herein referred to as the "Reorganized Company" and for all periods ending on or prior to January 24, 2002 as the "Predecessor Company". The "Company," "Regal Cinemas" and "RCC" refer to both the Reorganized Company and Predecessor Company. See Note 4—"Reorganization" for a summary of the Company's reorganization adjustments.

        The consolidated balance sheet as of December 27, 2001 has been presented in conformity with the AICPA's Statement of Position 90-7, "Financial Reporting By Entities In Reorganization Under the Bankruptcy Code," ("SOP 90-7"), which requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the bankruptcy filing date and identification of all transactions and events that are directly associated with the reorganization of the Company. Accordingly, the accompanying consolidated balance sheet as of December 27, 2001 does not reflect the effects of the reorganization of the Company through the Chapter 11 Case and represents the Company's financial position and capital structure existing before the effective date of the Plan. Accordingly, consolidated financial statements for 2001 presented herein should be read with the understanding that the reorganization significantly altered the historical capital structure reflected in the accompanying balance sheet as of December 27, 2001.

        The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern which contemplates continuity of operations and realization of assets and liquidation of liabilities in the normal course of business.

        The Company, without audit, has prepared the condensed consolidated balance sheet as of March 28, 2002, the condensed consolidated statements of operations and cash flows for the four weeks ended January 24, 2002, the nine weeks ended March 28, 2002 and the quarter ended March 29, 2001. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented have been made. The December 27, 2001 information is derived from the audited December 27, 2001 consolidated financial statements of Regal Cinemas, Inc., included elsewhere herein. Users should read these condensed consolidated financial statements in conjunction with the consolidated financial statements and notes thereto included in Regal Cinemas Inc.'s audited financial statements. The results of operations for the quarter ended March 28, 2002 are not necessarily indicative of the operating results for the full year.

        Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

2.    FORMATION OF REGAL ENTERTAINMENT GROUP

        On March 8, 2002, the holders of 100% of the common stock in RCC entered into an agreement to exchange their stock for shares of stock in Regal Entertainment Group (REG). REG is an entity formed and controlled by Anschutz, the controlling stockholder of RCC. Also on March 8, 2002, REG agreed to exchange its stock for stock in two other theatre companies (United Artists Theatre Company and Edwards Theatres, Inc.) also commonly owned and controlled by Anschutz.

3.    SUBSEQUENT EVENTS

Exchange Transaction

        On April 12, 2002, through a series of transactions, REG issued (1) Class B common stock to Anschutz in exchange for its controlling equity interests in Regal Cinemas, United Artists Theatre Company (United Artists), Edwards Theatres, Inc. (Edwards Theatres) and Regal CineMedia, (2) Class B common stock to the Principal Activities Group of Oaktree Capital Management, LLC (Oaktree's Principal Activities Group) in exchange for its contribution of capital stock of Regal Cinemas and Edwards Theatres and (3) Class A common stock to the other stockholders of Regal Cinemas, United Artists, Edwards Theatres and Regal CineMedia party to the Exchange Agreement in exchange for their capital stock of Regal Cinemas, United Artists, Edwards Theatres and Regal CineMedia.

        Upon the closing of the exchange the holders of outstanding options of United Artists and Regal Cinemas received replacement options to purchase 8,832,147 shares of Class A common stock at prices ranging from $4.44 to $12.87 per share. Regal also granted to the holders of United Artists Warrants in exchange for their contribution to Regal of outstanding warrants to purchase 3,750,000 shares of United Artists' common stock, warrants to purchase 3,928,185 shares of Class B common stock at $8.88 per share and warrants to purchase 296,129 shares of Class A common stock at $8.88 per share. The terms of the exchange transaction were set forth in an Exchange Agreement entered into on March 8, 2002 among Anschutz and several of the minority stockholders of United Artists, Edwards Theatres and Regal Cinemas.

        Following the exchange transaction, Anschutz transferred beneficial ownership of 1,455,183 shares of Class B common stock to Oaktree's Principal Activities Group. Consequently, Anschutz owns 81.7% of REG's outstanding Class B common stock, representing 77.5% of the combined voting power of REG's outstanding common stock and has the ability to direct the election of members of REG's board of directors and to determine the outcome of other matters submitted to the vote of REG's stockholders.

Edwards Theatres, Inc. Acquisition

        On April 17, 2002, the Company sold $150 million principal amount of 9 3/8% senior subordinated notes due 2012, which were issued under the indenture pursuant to which the Company sold $200 million principal amount of 9 3/8% senior subordinated notes due 2012 in January 2002. The proceeds of the notes issued on April 17, together with cash on hand at Regal Cinemas, Inc., was used to repay approximately $180.7 million of senior bank debt of Edwards Theatres, to redeem approximately $12.0 million of senior subordinated notes of Edwards Theatres primarily held by Anschutz and Oaktree's Principal Activities Group (see Note 7—"Long-Term Debt"), and redeem approximately $75.4 million of preferred stock of Edwards Theatres that was held by Anschutz, Oaktree's Principal Activities Group and members of the Edwards family. In connection with the repayment of the indebtedness and the redemption of the subordinated notes and preferred stock of Edwards Theatres, Edwards Theatres became a wholly owned subsidiary of Regal Cinemas, Inc.

Initial Public Offering

        In May 2002, REG issued 18.0 million shares of Series A common stock in an initial public offering. Such shares were issued under a registration statement filed with the Securities and Exchange Commission in May 2002 based upon an initial public offering price of $19.00 per share.

4.    REORGANIZATION

        In connection with the emergence from bankruptcy and acquisition of a controlling equity interest by Anschutz, the Company made certain adjustments in accordance with SOP 90-7 to reflect its emergence from bankruptcy and simultaneously allocated Anschutz's predecessor cost basis to the Company's remaining assets and liabilities. The most significant of these adjustments related to the discharge of certain Regal Cinemas, Inc. debt obligations and certain other liabilities subject to compromise, the issuance of Regal Cinemas' new senior credit facilities and senior subordinated notes, and basis adjustments to certain assets and liabilities to reflect the combined historical cost basis of Anschutz. Such adjustments will have a significant effect on the Company's future statements of operations.

        The effects of the reorganization and purchase accounting adjustments on the Company's balance sheet as of January 24, 2002 are as follows (in thousands):

	Predecessor Company January 24, 2002	Discharge of Debt (a)	Purchase Accounting and Reorganization Adjustments (b)	Reorganized Company January 24, 2002
ASSETS
Current assets:
Cash and equivalents	286,666	(119,961)	—	166,705
Accounts receivable	1,281	—	—	1,281
Construction receivables	1,813	—	—	1,813
Inventories	3,301	—	—	3,301
Prepaid and other current assets	16,052	—	(369)	15,683
Assets held for sale	5,897	—	(647)	5,250

Total current assets	315,010	(119,961)	(1,016)	194,033

Property and equipment:
Land	80,426	—	6,487	86,913
Buildings and leasehold improvements	1,014,066	—	(249,305)	764,761
Equipment	427,117	—	(102,833)	324,284
Construction in progress	3,499	—	—	3,499

	1,525,108	—	(345,651)	1,179,457
Accumulated depreciation and amortization	(303,544)	—	303,544	—

Total property and equipment, net	1,221,564	—	(42,107)	1,179,457
Goodwill	336,174	—	(335,130)	1,044
Other assets	41,003	(12,883)	—	28,120

Total assets	1,913,751	(132,844)	(378,253)	1,402,654

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	2,183	13,500	—	15,683
Accounts payable	47,319	—	—	47,319
Accrued expenses	72,076	(2,868)	(109)	69,099
Deferred income tax liability	—	571	—	571

Total current liabilties	121,578	11,203	(109)	132,672

Long-term debt, less current maturities	3,176	456,500	—	459,676
Capital leases, less current maturities	1,507	—	—	1,507

Lease financing arrangements	97,687	—	—	97,687
Other liabilties	23,903	(1,941)	(21,667)	295
Deferred income tax liability	—	33,733	—	33,733
Liabilities subject to compromise	2,094,300	(2,019,716)	—	74,584

Total liabilties	2,342,151	(1,520,221)	(21,776)	800,154

Shareholders' equity (deficit):
Common stock	196,452	725,458	(921,902)	8
Additional paid-in capital	—	—	602,492	602,492
Loans to shareholders	—	—	—	—
Retained deficit	(624,852)	661,919	(37,067)	—

Total shareholders' equity (deficit)	(428,400)	1,387,377	(356,477)	602,500

Total liabilities and shareholders' equity (deficit)	1,913,751	(132,844)	(378,253)	1,402,654

  a.
  To record the Predecessor Company's debt discharge and the issuance the Reorganized Company's debt under the senior credit facilities and senior subordinated notes.

  b.
  To record the elimination of the Predecessor Company's old equity and related accounts and to record the adjustments that reflects the assets and liabilities at Anschutz's predecessor cost basis and at reorganization value for other shareholders.

5.    LONG-TERM OBLIGATIONS

      As a result of the Company's Plan having been declared effective on January 29, 2002, substantially all of the debt existing prior to that date was replaced by the Company's new senior credit facilities and senior subordinated notes. Long-term obligations at March 28, 2002 and December 27, 2001, consist of the following:

	Reorganized Company March 28, 2002	Predecessor Company December 27, 2001
	(In thousands)
Regal Cinemas Senior Credit Facility	$270,000	$—
Regal Cinemas 9 3/8% Senior Subordinated Notes	200,000	—
9 1/2% Senior subordinated notes due June 1, 2008:	—	600,000
8 7/8% Senior subordinated debentures due December 15, 2010	—	200,000
Term Loans	—	505,000
Revolving credit facility	—	495,000
Equipment financing note payable, payable in varying quarterly installments through April 1, 2005	—	17,662
Capital lease obligations, 7.9%, maturing in 2009	1,556	1,570
Lease financing arrangements, 11.5%, maturing in various installments through 2021	99,059	99,445
Other	3,591	3,780

	574,206	1,922,457
Less current maturities	(15,722)	(2,173)
Less amounts subject to compromise	—	(1,817,732)

Total long-term obligations	$558,484	$102,552

        Regal Cinemas Senior Credit Facility—Regal Cinemas entered into a senior credit agreement with several financial institutions including Lehman Brothers Inc., Credit Suisse First Boston Corporation, General Electric Capital Corporation and Lehman Commercial Paper Inc. on January 24, 2002. Under the credit agreement, the lenders advanced Regal Cinemas $270.0 million through a senior secured term loan and have made available, subject to the satisfaction of conditions customary for extensions of credit of this type, an additional $100.0 million through a senior secured revolving credit facility. The term loan will amortize at a rate of 5% per annum for the first five years, with the remaining 75% due on January 29, 2008. The revolving credit facility became available on January 29, 2002 and will be available until January 29, 2007. At March 28, 2002, there were no amounts outstanding on the revolving credit facility.

        Borrowings bear interest, at Regal Cinemas' option, at either the base rate or Eurodollar rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving credit facility is subject to adjustment based upon the consolidated total leverage ratio of Regal Cinemas. The base rate is a fluctuating interest rate equal to the higher of (a) the British Banking Association's prime rate or (b) the Federal Funds Effective Rate plus 0.5%. At March 28, 2002, interest on the senior credit facility was 5.375%.

        Regal Cinemas may prepay borrowings under the credit agreement in whole or in part, in minimum amounts and subject to other conditions set forth in the credit agreement. Regal Cinemas is required to make mandatory prepayments to the lenders from the net cash proceeds from asset sales in particular circumstances specified in the credit agreement; up to 50% of their excess cash flow; and the net cash proceeds from new debt or equity issuances in particular circumstances specified in the credit agreement.

        Regal Cinemas' obligations are secured by, among other things, the capital stock of most of the subsidiaries of Regal Cinemas, mortgages on most of the properties of Regal Cinemas and a security interest in substantially all of the assets of Regal Cinemas, Inc.

        The credit agreement includes various financial covenants such as consolidated debt to EBITDA ratios and capital expenditure limitations. The credit agreement also contains customary covenants, including limitations on Regal Cinemas' ability to incur debt, and events of default, including a change of control, as defined in the credit agreement. The credit agreement also limits Regal Cinemas' ability to pay dividends, to make advances and otherwise to engage in intercompany transactions.

        Regal Cinemas Senior Subordinated Notes—On January 29, 2002, Regal Cinemas issued $200.0 million aggregate principal amount of 9 3/8% senior subordinated notes due 2012. Interest on the notes is payable semi-annually on February 1 and August 1 of each year, and the notes mature on February 1, 2012. The notes are jointly and severally, fully and unconditionally guaranteed by all of Regal Cinemas existing subsidiaries and are unsecured, ranking behind Regal Cinemas' obligations under its senior credit facility and any future senior indebtedness.

        Regal Cinemas has the option to redeem the notes, in whole or in part, at any time on or after February 1, 2007 at redemption prices declining from 104.688% of their principal amount on February 1, 2007 to 100% of their principal amount on or after February 1, 2010, plus accrued interest. At any time on or prior to February 1, 2005, Regal Cinemas may also redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.375% of their principal amount, plus accrued interest, within 90 days of an underwritten public offering of common stock of Regal Cinemas or of a future underwritten public offering of the Company's common stock, the proceeds of which are used as a contribution to the equity of Regal Cinemas. Upon a change of control, as defined in the indenture pursuant to which the notes were issued, Regal Cinemas is required to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued interest. In addition, the indenture limits Regal Cinemas' and its subsidiaries' ability to, among other things, incur additional indebtedness and pay dividends on or repurchase capital stock.

        As described in Note 3—"Subsequent Events," on April 17, 2002, Regal Cinemas sold $150 million principal amount of 9 3/8% senior subordinated notes due 2012, which were issued under the indenture pursuant to which Regal Cinemas sold the $200 million principal amount of 9 3/8% senior subordinated notes due 2012 in January 2002.

        Lease Financing Arrangements—These obligations primarily represent capitalized lease obligations resulting primarily from the requirements of Emerging Issues Task Force (EITF) Issue No. 97-10, The Effect of Lessee Involvement in Asset Construction, released in fiscal 1998.

        Interest Rate Swaps—In September 1998, Regal Cinemas, Inc. entered into interest rate swap agreements for five-year terms to hedge a portion of the Senior Credit Facilities variable interest rate risk. In September 2000, the Company monetized the value of these agreements for approximately $8.6 million. Prior to its emergence from bankruptcy, Regal Cinemas, Inc. had deferred the gain realized from the sale and was amortizing the gain as a credit to interest expense over the remaining original term of these swaps (through September 2003). Upon emergence from bankruptcy, the related unamortized deferred gain of $3.9 million was eliminated.

        Liabilities Subject to Compromise—See Note 6—"Bankruptcy Related Claims" for bankruptcy-related adjustments to amounts reported as "liabilities subject to compromise" at December 27, 2001.

6.    BANKRUPTCY RELATED CLAIMS

        The filing of the Chapter 11 Case by Regal Cinemas, Inc. automatically stayed actions by creditors and other parties of interest to recover any claim that arose prior to the commencement of the cases.

In accordance with SOP 90-7, the following table sets forth the liabilities of the Company subject to compromise as of December 27, 2001:

(in thousands)
Debt:
Senior subordinated notes and debentures	$800,000
Senior credit facilities	1,000,000
Equipment financing note	17,662
Other long-term debt	70

1,817,732
Other:
Trade accounts payable and other	32,450
Reserve for lease termination and related costs	37,123
Accrued interest	195,869

Total liabilities subject to compromise	2,083,174
Amounts to be settled using current assets	(183,900)

Balance subject to compromise	$1,899,274

        Regal Cinemas, Inc. emerged from bankruptcy on January 29, 2002 in accordance with the Plan of Reorganization confirmed by the bankruptcy court on December 7, 2001. Approximately $1.817 billion of long-term debt plus $195.9 million of accrued and unpaid interest included was discharged under the terms of the Plan in exchange for total payments of approximately $575.3 million. Regal Cinemas funded these payments through 1) cash on hand, 2) a term loan ($270 million) borrowed under new senior credit facilities, and 3) the issuance of new senior subordinated notes ($200 million). See Note 5—"Long-Term Debt" for further description of these debt facilities. The discharge of such obligations subject to compromise for less than their recorded amounts resulted in an extraordinary gain of $661.9 million for the four week period ended January 24, 2002.

        At March 28, 2002, remaining claims of the Company related to the bankruptcy proceedings have been recorded in trade accounts payable and accrued liabilities. These accrued amounts also include the Company's estimated costs to settle disputed claims. These are summarized as follows as of March 28, 2002 (in thousands):

Trade accounts payable and other	$14,312
Reserve for lease termination and related costs	32,593

$46,905

7.    INCOME TAXES

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        No benefit for income taxes was recorded for the quarter ended March 29, 2001 because the Company recorded an offsetting valuation allowance against the resulting deferred tax asset, as it was more likely than not that such deferred tax assets would not be realized. Accordingly, the effective tax rate for 2001 is 0%. The provision for income taxes of $10.1 million for quarter ended March 28, 2002 period reflects an effective tax rate of approximately 39.2%.

8.    CONTINGENCIES

        The Company is a defendant in a number of claims arising from its decision to file voluntary petitions for relief under Chapter 11 of the Bankruptcy Code and to close theatre locations or to cease construction of theatres on sites for which the Company had a contractual obligation to lease such property. The Company believes it has adequately provided for the settlement of such claims. Governmental units had until May 6, 2002 to file proofs of claims against the Company. The Company is also presently involved in various legal proceedings arising in the ordinary course of its business operations, including personal injury claims, employment matters and contractual disputes. Upon the filing of the petitions, the Bankruptcy Court imposed a stay applicable to all entities, of, among other things, the commencement or continuation of judicial, administrative, or other actions or proceedings against the Company that were or could have been commenced before the bankruptcy petition. Management believes any additional liability with respect to the above proceedings will not be material in the aggregate to the Company's consolidated financial position, results of operations or cash flows.

9.    CASH FLOW INFORMATION

	Reorganized Company	Predecessor Company
		Four Weeks Ended January 24, 2002
	Nine Weeks Ended March 28, 2002		Quarter Ended March 29, 2001
	(in thousands)
Supplemental information on cash flows:
Interest paid	$2,003	202,989	$11,308
Income tax refunds received, net	(14)	(7)	(234)

NONCASH TRANSACTIONS:

  March 28, 2002:

        In connection with Regal Cinemas Inc.'s reorganization, approximately $725.4 million of Regal Cinemas, Inc. senior term debt was exchanged for the issuance of 7,500,000 shares of Common Stock on January 29, 2002.

  March 29, 2001:

        The Company amended certain leases previously accounted for as capital leases. Consequently, as of March 29, 2001 the Company accounts for the leases as operating leases. The conversion resulted in a deferred gain of $15.0 million.

10.    RELATED PARTY TRANSACTIONS

Edwards Bankruptcy Claims

        Under Edwards Theatres' plan of reorganization, Anschutz and Oaktree's Principal Activities Group will contribute to Edwards Theatres $0.90 for each $1.00 of allowed general unsecured claims in excess of $55.0 million, up to $13.5 million. For each $900 contributed, Anschutz and Oaktree's Principal Activities Group will receive $1,044, up to a maximum of $15,663,333, from Ms. Carole Ann Ruoff and Ms. Joan Edwards Randolph, both former stockholders of Edwards Theatres; and from Edwards Affiliated Holdings, LLC, a company controlled by Mr. W. James Edwards, another former stockholder of Edwards Theatres. REG will also acquire up to 331,451 shares of its Class A common stock from Edwards Affiliated Holdings, LLC, based on the dollar amount contributed by Anschutz and Oaktree's Principal Activities Group. Anschutz and Oaktree's Principal Activities Group will, in turn, receive the same number of shares from REG, and will also receive from Ms. Ruoff and Ms. Randolph an aggregate of up to $7,384,469 in cash, in each instance based on the amount contributed and allocated between Anschutz and Oaktree's Principal Activities Group in relation to their respective contributions.

        In addition, Anschutz and Oaktree's Principal Activities Group will contribute to Edwards Theatres $0.90 for each $1.00 of allowed general unsecured claims in excess of $70.0 million. In exchange for these contributions, REG will acquire up to 1,383,461 shares of its Class A common stock from Edwards Affiliated Holdings, LLC based on the amount contributed by Anschutz and Oaktree's Principal Activities Group. Anschutz and Oaktree's Principal Activities Group will, in turn, receive the same number of shares from REG, and will also receive from Ms. Ruoff and Ms. Randolph up to an aggregate of $5,935,531 in cash, in each instance based on the amount contributed and allocated between Anschutz and Oaktree's Principal Activities Group in relation to their respective contributions.

Bridge Facility

        During December 2001, Regal Cinemas, Inc. entered into a bridge facility with Anschutz and an affiliate of Oaktree's Principal Activities Group. Under the terms of the bridge facility, Regal Cinemas, Inc. paid commitment fees of $1.6 million to Anschutz and $400,000 to an affiliate of Oaktree's Principal Activities Group during January 2002, which in the aggregate was 1% of the total amount of available commitments under the bridge facility. This bridge facility was not drawn and terminated upon Regal Cinemas' emergence from bankruptcy.

Other Transactions

        As members of the class of holders of Regal Cinemas Inc.'s former senior credit facilities, Anschutz, Oaktree's Principal Activities Group and Greenwich Street Capital Partners (GSCP), received $33.6 million, $5.6 million and $6.0 million, respectively, in respect of accrued but unpaid interest. As members of the class of holders of Regal Cinemas Inc.'s subordinated debt, Anschutz received cash payments of approximately $129.5 million, Oaktree's Principal Activities Group received cash payments of approximately $29.7 million and GSCP received cash payments of approximately $5.5 million in satisfaction of these claims, which payments equaled approximately 20% of the principal amount of subordinated debt held by them. Anschutz has received cash payments of approximately $3.2 million, Oaktree's Principal Activities Group received cash payments of approximately $800,000 and REG and GSCP has received cash payments of approximately $50,000 in respect of certain documented expenses incurred in connection with Regal Cinemas' restructuring. In addition, REG paid GSCP $1,000,000 for restructuring services.

11.    NEW ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations," and primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustment to its cost. SFAS No. 142 primarily addresses the accounting for goodwill and intangible asset subsequent to their acquisition (i.e., the post-acquisition accounting) and supersedes APB 17, "Intangible Assets." The most significant changes made by SFAS No. 141 involve the requirement to use the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method along with the establishment of new criteria for determining whether we should recognize intangible assets acquired in a business combination separately from goodwill. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the Company's financial position or results of operation.

        Under SFAS No. 142, we will no longer amortize goodwill, reorganizational value in excess of amounts allocated to identifiable assets or indefinite lived intangible assets, and will test for impairment at least annually at a reporting unit level. Additionally, the amortization period of intangible assets with finite lives is no longer limited to 40 years. Other long-lived assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," issued in August 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets including excess reorganization value recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The adoption of SFAS No. 142 did not have a material impact on the Company's financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for recognition and measurement of the fair value of obligations associated with the retirement of long-lived assets when there is a legal obigation to incur such costs. Under SFAS No. 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises and will be amortized to expense over the life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of the adoption of this standard and have not yet determined the effect of adoption on its financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides clarifications of certain implementation issues with SFAS No. 121 along with additional guidance on the accounting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB 30, "Reporting the Effects of Disposal of a Segment of a Business." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that entities measure long-lived assets that are to be disposed of by sale at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) the entity can distinguish from the rest of the entity and (2) the entity will eliminate from the ongoing operations of the entity in a disposal transaction.

        SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and early application is encouraged. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position and results of operations.

        In July 2001, the American Institute of Certified Public Accountants issued Emerging Issues Task Force Topic No. D-98, which requires that equity securities, with redemption features that are not solely within the control of the issuer, be classified outside permanent equity. This guidance was effective for our fourth quarter and is to be applied retroactively. The adoption of this guidance did not have a material impact on our financial position or results of operations.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regal Cinemas, Inc.
Knoxville, Tennessee

        We have audited the accompanying consolidated balance sheets of Regal Cinemas, Inc. and subsidiaries (debtors-in-possession as of October 11, 2001) (the Company) as of December 27, 2001 and December 28, 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 27, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Regal Cinemas, Inc. and subsidiaries as of December 27, 2001 and December 28, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2001 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Middle Tennessee on October 11, 2001. The Bankruptcy Court confirmed the plan of reorganization on December 7, 2001 and the plan became effective January 29, 2002, the date the Company emerged from bankruptcy. As described in Note 2, the Company has also been acquired subsequent to its emergence from bankruptcy. No effects of accounting for the reorganization or the acquisition are reflected in the accompanying financial statements.

/s/  DELOITTE & TOUCHE LLP

February 15, 2002
(March 8, 2002 as to Note 2)
Nashville, Tennessee

REGAL CINEMAS, INC. (DEBTORS-IN-POSSESSION AS OF OCTOBER 11, 2001)

CONSOLIDATED BALANCE SHEETS

DECEMBER 27, 2001 AND DECEMBER 28, 2000

(In Thousands, Except Share Amounts)

	December 27, 2001	December 28, 2000
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$237,688	$118,834
Accounts receivable	3,882	1,473
Reimbursable construction advances	2,234	10,221
Inventories	3,291	6,092
Prepaid and other current assets	13,730	22,690
Assets held for sale	5,328	3,808

Total current assets	266,153	163,118
PROPERTY AND EQUIPMENT:
Land	80,571	87,491
Buildings and leasehold improvements	1,014,319	1,119,677
Equipment	427,066	453,320
Construction in progress	1,842	8,195

	1,523,798	1,668,683
Accumulated depreciation and amortization	(297,261)	(246,850)

Total property and equipment, net	1,226,537	1,421,833
GOODWILL, net of accumulated amortization of $36,679 and $31,080, respectively	336,174	365,227
OTHER ASSETS	41,505	40,950

TOTAL ASSETS	$1,870,369	$1,991,128

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Current maturities of long-term obligations	$2,173	$1,823,683
Accounts payable	40,215	55,753
Accrued expenses	42,657	148,559
Liabilities subject to compromise	183,900	—

Total current liabilities	268,945	2,027,995
LONG-TERM OBLIGATIONS, less current maturities:
Long-term debt	3,219	3,709
Capital lease obligations	1,512	17,790
Lease financing arrangements	97,821	153,350
OTHER LIABILITIES	23,495	40,669
LIABILITIES SUBJECT TO COMPROMISE	1,899,274	—

Total liabilities	2,294,266	2,243,513
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' DEFICIT:
Preferred stock, no par; 100,000,000 shares authorized, none issued and outstanding	—	—
Common stock, no par; 500,000,000 shares authorized; 216,212,491 issued and outstanding in 2001; 216,282,348 issued and outstanding in 2000	196,452	196,804
Loans to shareholders	(3,062)	(3,414)
Retained deficit	(617,287)	(445,775)

Total shareholders' deficit	(423,897)	(252,385)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$1,870,369	$1,991,128

See notes to consolidated financial statements.

REGAL CINEMAS, INC. (DEBTORS-IN-POSSESSION AS OF OCTOBER 11, 2001)

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 27, 2001, DECEMBER 28, 2000, AND DECEMBER 30, 1999

(In Thousands)

	December 27, 2001	December 28, 2000	December 30, 1999
REVENUES:
Admissions	$799,769	$767,108	$690,469
Concessions	321,264	310,234	285,707
Other operating revenue	44,538	53,379	60,895

Total revenues	1,165,571	1,130,721	1,037,071
OPERATING EXPENSES:
Film rental and advertising costs	432,358	421,594	384,894
Cost of concessions	47,193	48,962	44,276
Theatre operating expenses	438,190	446,391	377,702
General and administrative expenses	31,593	32,686	32,134
Legal and professional fees—restructuring related	20,846	4,907	—
Depreciation and amortization	91,019	95,734	80,787
Theatre closing costs	12,015	55,802	4,269
Loss on disposal of operating assets	21,446	20,893	16,826
Loss on impairment of assets	78,504	113,734	98,587

Total operating expenses	1,173,164	1,240,703	1,039,475

OPERATING LOSS	(7,593)	(109,982)	(2,404)

OTHER INCOME (EXPENSE):
Interest expense (contractual interest of $189,999 for the year ended December 27, 2001)	(174,218)	(178,559)	(132,162)
Interest income	5,108	2,821	659

LOSS BEFORE REORGANIZATION ITEMS, INCOME TAXES, AND EXTRAORDINARY ITEM	(176,703)	(285,720)	(133,907)
REORGANIZATION ITEMS	(16,501)	—	—

LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	(193,204)	(285,720)	(133,907)
BENEFIT FROM (PROVISION FOR) INCOME TAXES	—	(80,825)	45,357

LOSS BEFORE EXTRAORDINARY ITEM	(193,204)	(366,545)	(88,550)
EXTRAORDINARY ITEM:
Gain on extinguishment of debt, net of applicable taxes of $0	21,692	—	—

NET LOSS	$(171,512)	$(366,545)	$(88,550)

See notes to consolidated financial statements.

REGAL CINEMAS, INC. (DEBTORS-IN-POSSESSION AS OF OCTOBER 11, 2001)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 27, 2001, DECEMBER 28, 2000, AND DECEMBER 30, 1999

(In Thousands, Except Share Amounts)

	Common Stock	Preferred Stock	Loans to Shareholders	Retained Earnings (Deficit)	Total
BALANCE, DECEMBER 31, 1998	$197,427	$—	$(4,140)	$9,320	$202,607
Issuance of 120,000 shares of common stock upon exercise of stock options	600	—	—	—	600
Issuance of 569,500 shares of common stock in exchange for shareholder loans	2,848	—	(2,848)	—	—
Repurchase and cancellation of 307,564 shares of common stock	(1,097)	—	600	—	(497)
Net loss	—	—	—	(88,550)	(88,550)

BALANCE, DECEMBER 30, 1999	$199,778	$—	$(6,388)	$(79,230)	$114,160
Cancellation of 591,153 shares of common stock	(2,974)	—	2,974	—	—
Net loss	—	—	—	(366,545)	(366,545)

BALANCE, DECEMBER 28, 2000	$196,804	$—	$(3,414)	$(445,775)	$(252,385)
Cancellation of 69,857 shares of common stock	(352)	—	352	—	—
Net loss	—	—	—	(171,512)	(171,512)

BALANCE, DECEMBER 27, 2001	$196,452	$—	$(3,062)	$(617,287)	$(423,897)

See notes to consolidated financial statements.

REGAL CINEMAS, INC. (DEBTORS-IN-POSSESSION AS OF OCTOBER 11, 2001)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 27, 2001, DECEMBER 28, 2000, AND DECEMBER 30, 1999

(In Thousands)

	December 27, 2001	December 28, 2000	December 30, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(171,512)	$(366,545)	$(88,550)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	91,018	95,734	80,787
Extraordinary gain on extinguishment of debt	(21,692)	—	—
Loss on impairment of assets	78,505	113,734	98,587
Loss on disposal of operating assets	21,446	20,893	16,826
Theatre closing costs	12,015	55,802	4,269
Deferred income taxes	—	86,708	(47,899)
Reorganization items	16,501	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,409)	1,279	409
Inventories	2,801	(1,042)	(1,036)
Prepaids and other current assets	8,630	(4,407)	(6,304)
Accounts payable	6,200	(45,399)	22,352
Accrued expenses and other liabilities	110,491	39,601	13,248

Net cash provided by (used in) operating activities	151,994	(3,642)	92,689
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(33,591)	(148,751)	(435,768)
Proceeds from sale of fixed assets	8,270	75,791	8,875
Decrease in reimbursable construction advances	3,169	10,029	(11,607)
Investment in goodwill and other assets	(1,102)	626	2,618

Net cash used in investing activities	(23,254)	(62,305)	(435,882)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under long-term obligations	—	177,000	390,000
Payments on long-term obligations	(9,886)	(41,426)	(26,927)
Purchase and retirement of common stock	—	—	(497)
Exercise of warrants, options, and stock compensation expense	—	—	600
Proceeds from interest rate swap terminations	—	8,603	—

Net cash (used in) provided by financing activities	(9,886)	144,177	363,176

NET INCREASE IN CASH AND EQUIVALENTS	118,854	78,230	19,983
CASH AND CASH EQUIVALENTS, beginning of period	118,834	40,604	20,621

CASH AND CASH EQUIVALENTS, end of period	$237,688	$118,834	$40,604

See notes to consolidated financial statements.

REGAL CINEMAS, INC. (DEBTORS-IN-POSSESSION AS OF OCTOBER 11, 2001)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 27, 2001, DECEMBER 28, 2000 AND DECEMBER 30, 1999

1.    The Company and Plan of Reorganization

        Regal Cinemas, Inc. and its wholly owned subsidiaries (the "Company" or "Regal") operate multi-screen motion picture theatres principally throughout the eastern and northwestern United States. The Company formally operates on a 52 week fiscal year with each quarter consisting of 13 weeks, unless otherwise noted.

        Over the past several years, the film exhibition industry has faced severe financial challenges due primarily to the rapid building of state of the art theatre complexes that resulted in an unanticipated oversupply of screens. The aggressive new build strategies generated significant competition in once stable markets and rendered many older theatres obsolete more rapidly than anticipated. This effect produced an oversupply of screens throughout the exhibition industry at a rate much quicker than the industry could effectively handle. The industry overcapacity coupled with declines in national box office attendance during previous fiscal years affected the operating results of the Company and many of its competitors.

        As the Company has funded expansion efforts over the past several years primarily from borrowings under its credit facilities, the Company's leverage position has grown significantly over this time. Consequently, since the fourth quarter of 2000, the Company has been in default of certain financial covenants contained in its Senior Credit Facilities, its equipment financing term note ("Equipment Financing"), its 9.5% Senior Subordinated Notes due 2008 (the "Regal Notes") and its 8.875% Senior Subordinated Notes due 2010 (the "Regal Debentures"). As a result of the defaults, the holders of the Company's Senior Credit Facilities and the indenture trustee for the Regal Notes and Regal Debentures exercised their right to accelerate the maturity of all of the outstanding indebtedness under the respective agreements. The Company did not have the ability to fund or refinance the accelerated maturity of the indebtedness.

        Following these events, on September 6, 2001, the Company solicited all holders of Regal Notes and Regal Debentures (the "Subordinated Notes") and its general unsecured creditors to vote for approval or rejection of the Company's proposed Chapter 11 joint plan of reorganization (the "Plan"). The Company established a record date of August 31, 2001 (for determining which note-holders and general unsecured creditors were entitled to vote on the Plan) and a voting deadline of October 5, 2001. The Plan and its related documents were the product of negotiations between the Company and the holders of approximately 82.3% of its senior bank debt and 93.7% of the Subordinated Notes (the "New Investors") who agreed to vote to accept the Plan. The Plan received in number and amount sufficient votes to enable the Company to file voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code, and to seek, as promptly as practicable thereafter, confirmation of the Plan. The following description of the Plan is not purported to be complete.

        On October 11, 2001, the Company and its subsidiaries (collectively, the "Debtors"), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Middle District of Tennessee (the "Bankruptcy Court") under case numbers 301-11305 through 301-11320 (the "Chapter 11 Case"), seeking court supervision of the Company's restructuring efforts. In essence, the Plan provides for the substantive consolidation of the Debtors for Plan treatment and distribution purposes only, as well as the following:

  (i)
  Payment in full of allowed administrative claims; federal, state, and local tax claims; and other priority claims.

  (ii)
  Payment in full of the allowed claims under the Senior Credit Facility. This does not include certain claims held by the New Investors. The New Investors have agreed to the satisfaction in cash of the interest and certain expense components of their claims and 100% of the common stock of the reorganized Company in satisfaction of the remainder.

  (iii)
  Reinstatement or payment in full plus interest of, surrender of collateral securing, (or in the case of a right to setoff, offset to the extent of the Debtors' claims against the holder of) allowed miscellaneous secured claims and capitalized lease obligations.

  (iv)
  Payment in full, plus interest of general unsecured claims that are allowed.

  (v)
  Satisfaction and retirement of the Subordinated Notes by a cash payment equal to approximately 20%, or $181.0 million, of the Subordinated Notes claims represented by such instruments.

        In connection with the negotiation of the Plan, the Debtors and the New Investors entered into a Lock-Up Agreement providing for, among other things, their mutual agreement to support the Plan, the New Investors' agreement to certain restrictions on their sale or other disposition of their respective claims against the Debtors and the New Investors' agreement that their Senior Credit Facility claims would receive the treatment as specified in the Plan. The New Investors would receive, in lieu of their Senior Credit Facility claims, a cash payment in the amount of the accrued interest outstanding to them, 100% of the new common stock of the reorganized Company, and a payment of certain restructuring costs of approximately $2 million. Additionally, in satisfaction and retirement of their Subordinated Notes, the New Investors would receive a cash payment equal to, approximately 20% of Subordinated Note claims represented, by such instruments.

        The Company will not make any distributions in respect of the Company's existing common stock or other equity interests, and because of the substantive consolidation under the Plan, inter-company claims will be eliminated for Plan confirmation purposes only with no value ascribed to the stock of Regal's subsidiaries.

        In conjunction with the commencement of the Chapter 11 Case, the Company also presented its "first day" motions, which the Bankruptcy Court approved, principally consisting of requests relating to:

  (1)
  Payment of all pre-petition employee compensation, benefits and other employee obligations and the continued payment of these items.

  (2)
  Continued payment to vendors in the ordinary course of business for post-petition goods and services received after the Petition Date.

  (3)
  Payment in whole or in part on the pre-petition amounts owed to certain other vendors, known as "Critical Trade Vendors", assuming such vendors continue to supply the Company in accordance with normal trade terms.

  (4)
  Continued use of the Company's cash management system and accounts.

The Company requested the Bankruptcy Court's approval of these motions in order for the Debtors to continue business operations as debtors-in-possession in order to provide for a minimal impact on the day-to-day operations.

        As permitted under the Bankruptcy Code, the Debtors have elected to assume or reject certain real estate leases, personal property leases, service contracts and other executory pre-petition contracts. Since July 2000, the Company has conducted an extensive review of its theatre portfolio and closed 128 under-performing theatres representing approximately 942 screens. In addition, the Company renegotiated leases at over 50 of the Company's continuing theatres and obtained rent reductions and/or lease termination rights. The Company expects these closures and lease negotiations, along with the Company's reorganization through its Chapter 11 case will improve the Company's asset base, operating results and balance sheet.

        On December 7, 2001, Bankruptcy Court confirmed the Plan. As a result, the Company commenced actions to consummate the plan (the date of substantial consummation, the "Effective Date") and emerge as the reorganized Company (the "Reorganized Debtors"). Affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), an affiliate of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") (collectively, the "Initial Sponsors"), the New Investors, the DLJ Entities (defined in the Release and Indemnification Agreement) and the Debtors entered into a comprehensive Release and Indemnification Agreement, which such agreement would be assumed pursuant to the Plan. Pursuant to the Release and Indemnification Agreement, effective as of the Effective Date, (a) the Debtors and Reorganized Debtors are released by the Initial Sponsors and the DLJ Entities (collectively, the "Shareholder Release Parties") from liability in connection with the Debtors' relationships with the Shareholder Release Parties and (b) each of the New Investors and each of the Shareholder Release Parties mutually release each other from liability in collection the certain agreements between and among the Debtors and the initial sponsors, any claims held by them, and the restructuring of the Debtors. In addition, in consideration for the release of the Debtors and Reorganized Debtors by the Shareholder Release Parties, effective as of the Effective Date, the Reorganized Debtors will indemnify the Shareholder Release Parties from liability in connection with their relationship with the Debtors. The Release and Indemnification Agreement also contains a covenant between the New Investors and the Shareholder Release Parties not to sue and provides for the payment of certain management fees and certain director fees and the reimbursement of certain expenses for certain of the Shareholder Release Parties.

        In the Chapter 11 Case, substantially all liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Court. The Bankruptcy Code authorizes the Company, as debtors-in-possession, to operate in the ordinary course of business; however, the Company may not engage in transactions outside the ordinary course of business without approval of the Bankruptcy Court. The Bankruptcy Code stays, as of the Petition Date, actions to collect pre-petition indebtedness. In addition, the Bankruptcy Code bars enforcement of other pre-petition, contractual obligations against the Debtors. In addition, the Debtors may, subject to Bankruptcy Court approval, reject executory contracts and unexpired leases, and parties affected by such rejections may file claims with the Bankruptcy Court in accordance with procedures set by the Bankruptcy Court and the Bankruptcy Code. Schedules were filed by the Debtors with the

Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the Petition date as reflected in the Debtors' accounting records. The Company will investigate differences between the amounts reflected in such schedules and claims filed by creditors that may be either reconciled or adjudicated before the Bankruptcy Court. The ultimate allowed amounts of all such liabilities will not be known until proofs of claims have been filed and the claims reconciliation process has been completed. The Bankruptcy Court set November 26, 2001 as the bar date for non-governmental units and May 6, 2002 as the bar date for governmental units to file proofs of claims against the debtors. The Company emerged from bankruptcy effective January 29, 2002.

        The consolidated financial statements as of December 27, 2001 have been presented in conformity with the AICPA's Statement of Position 90-7, "Financial Reporting By Entities In Reorganization Under the Bankruptcy Code," ("SOP 90-7"). The statement requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the bankruptcy filing date and identification of all transactions and events that are directly associated with the reorganization of the Company. The accompanying consolidated historical financial statements do not reflect the effects of the reorganization of the Company through the Chapter 11 Case and represent the Company's financial position and capital structure existing before the effective date of the Plan. These consolidated financial statements should be read with the understanding that the reorganization significantly altered the historical capital structure reflected in the accompanying balance sheet as of December 27, 2001.

        Under the provisions of SOP 90-7, "fresh start" accounting would normally be appropriate for the Company upon emergence from bankruptcy. However, as discussed in Note 2, the Company has been acquired therefore purchase accounting will be applied by the acquiring entity.

2.    Subsequent Event

        The Company emerged from bankruptcy on January 29, 2002 in accordance with the Plan of Reorganization confirmed by the bankruptcy court on December 7, 2001. On January 29, 2002, the Company also became a wholly-owned subsidiary of Regal Cinemas Corporation (RCC). The transaction was accomplished by the issuance of 7,500,000 shares of RCC common stock in exchange for 100% of the outstanding common stock of the Company. RCC was formed for the primary purpose of becoming the issuer of senior credit facilities and the $200 million of senior subordinated notes issued upon emergence from bankruptcy. The $1.817 billion of long-term debt plus $195.9 million of accrued and unpaid interest included in Liabilities Subject to Compromise (see Note 8) was discharged under the terms of the Plan in exchange for total payments of approximately $575.3 million. The Company funded these payments through 1) cash on hand, 2) a term loan ($270 million) borrowed under new senior credit facilities, and 3) the issuance of new senior subordinated notes ($200 million).

        RCC entered into a senior credit agreement with certain lenders on January 29, 2002. Under the credit agreement, the lenders advanced RCC $270.0 million through a senior secured term loan and have made available, subject to certain conditions, an additional $100.0 million through a senior secured revolving credit facility. The term loan will amortize at a rate of 5% per annum for the first five years, with the remaining 75% due on January 29, 2008. The revolving credit facility became available on January 29, 2002 and will be available until January 29, 2007.

        Borrowings bear interest, at RCC's option, at either the base rate or Eurodollar rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving credit facility is subject to adjustment based upon the combined total leverage ratio of RCC. The base rate is a fluctuating interest rate equal to the higher of (a) the British Banking Association's prime rate or (b) the Federal Funds Effective Rate plus 0.5%. RCC must also pay customary administration fees, expenses and commitment fees on the unused portions of the revolving credit facility and provide certain indemnities.

        The new senior credit facilities are secured by, among other things, the capital stock of certain subsidiaries of Regal Cinemas Corporation, mortgages on certain properties and a security interest in substantially all assets of Regal Cinemas, Inc.

        The new senior credit facilities contain customary covenants, including limitations on the company's ability to issue additional indebtedness, pay dividends, and to make advances to affiliates. In addition, the new credit facilities specify that the company must meet or exceed defined interest and rent coverage ratios and must not exceed defined leverage ratios. The covenants also limit the annual amount of capital expenditures.

        The $200 million of senior subordinated notes are due 2012 and bear interest at 9 3/8%. These notes are redeemable in whole or in part on or after February 1, 2007 at the redemption prices set forth in the indenture. Up to 35% of the notes may be redeemed on or prior to February 1, 2005 with the proceeds of certain public equity offerings.

        As a result of the emergence from bankruptcy, certain holders of approximately $725 million of the company's old senior credit facilities exchanged these pre-petition claims and became 100% owners of RCC's newly issued common stock. As a result of this exchange, Anschutz and Oaktree's Principal Activities Group, the largest of the new investors, acquired approximately 75% of the RCC's common stock issued upon emergence.

        On March 8, 2002, the holders of 100% of the common stock in RCC entered into an agreement to exchange their stock for shares of stock in Regal Entertainment Group (REG). REG is an entity formed and controlled by Anschutz, the controlling stockholder of RCC. Also on March 8, 2002 REG agreed to exchange its stock for stock in two other theatre companies also commonly owned and controlled by Anschutz.

        The company's financial statements in the period of emergence will reflect the predecessor cost basis of Anschutz instead of full reorganization value as determined by the bankruptcy court and as would normally be required by SOP 90-7. The subsequent financial statements will also reflect the discharge of approximately $2.1 billion of liabilities subject to compromise reflected on the accompanying December 27, 2001 historical debtors-in-possession balance sheet.

3.    Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of Regal and its wholly-owned subsidiaries. The Company has eliminated all significant inter-company accounts and transactions from the consolidated financial statements.

        Cash Equivalents—The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 28, 2000, the Company held approximately $107.0 million in temporary cash investments in the form of certificates of deposit and variable rate investment accounts with major financial institutions.

        Inventories—Inventories consist of concession products and theatre supplies. The Company states inventories on the basis of first-in, first-out (FIFO) cost, which is not in excess of net realizable value.

        Start-up Costs—The Company expenses start-up costs of a new theatre as incurred.

        Reimbursable Construction Advances—Reimbursable construction advances consist of amounts due from landlords to fund a portion of the construction costs of new theatres that the Company will operate pursuant to lease agreements. The landlords repay the amounts either during construction on a percentage of completion basis, or upon completion of the theatre.

        Property and Equipment—The Company states property and equipment at cost. The Company charges repairs and maintenance to expense as incurred. Gains and losses from disposition of property and equipment are included in income and expense when realized. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives. Depreciation expense for the years ended December 27, 2001, December 28, 2000 and December 30, 1999 was $80.6 million, $84.1 million and $68.2 million, respectively.

Buildings and leaseholds	20-30 years
Equipment	5-20 years

        Included in property and equipment is $126.0 million and $188.0 million of assets accounted for under capital leases and lease financing arrangements as of December 27, 2001 and December 28, 2000, respectively. The Company records amortization using the straight-line method over the shorter of the lease terms or the estimated useful lives noted above.

        The Company capitalizes interest in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, Capitalization of Interest. Capitalized interest was $0.4 million, $5.4 million, and $11.5 million for fiscal years 2001, 2000 and 1999, respectively.

        Goodwill—Goodwill, which represents the excess of acquisition costs over the net assets acquired in business combinations, has been allocated to the individual theatres acquired and is amortized on the straight-line method. Goodwill generated from the acquisition of Act III Cinemas, Inc. is amortized over a 40-year period; all other goodwill is amortized over a 25-30 year period.

        Impairment of Long-Lived Assets—In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of", the Company reviews long-lived assets, including allocated goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the sum of the expected future cash flows, undiscounted and without interest charges is less than the carrying amount of the asset, the Company recognizes an impairment charge in the amount by which the carrying value of the assets exceeds its fair market value. The Company evaluates assets for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. The fair value of assets is determined using the present value of the estimated future cash flows or the expected selling price less selling costs for assets the Company expects to dispose of.

        Other Assets—Other assets consists primarily of equity method investments and debt acquisition costs. Debt acquisition costs are deferred and amortized over the terms of the related agreements using the straight-line method which approximates the interest method. Debt acquisition costs as of December 27, 2001 and December 28, 2000 were $29.2 million and $33.8 million, respectively, net of accumulated amortization of $17.3 million and $12.3 million, respectively.

        Income Taxes—Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred Revenue—Deferred revenue relates primarily to vendor rebates and is included in accrued expenses. The Company recognizes these rebates in the accompanying financial statements when earned.

        Deferred Rent—The Company recognizes rent on a straight-line basis after considering the effect of rent escalation provisions resulting in a level monthly rent expense for each lease over its term. The deferred rent liability is included in other liabilities.

        Revenue recognition—Revenues are recognized when admissions and concessions sales are received at the theatres.

        Other Operating Revenues—Other operating revenues consist primarily of product advertising and other ancillary revenue which are recognized as income in the period earned.

        Advertising Costs—The Company expenses advertising costs as incurred.

        Interest Rate Swaps—The Company enters into interest rate swaps as a hedge against interest exposure of variable rate debt. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as subsequently amended by SFAS Nos. 137 and 138, the differences to be paid or received on swap agreements are included in interest expense. The Company bases the fair value of its interest rate swap on dealer quotes. These values represent the amounts the Company would receive or pay to terminate the agreements taking into consideration current interest rates.

        Stock-based Compensation—SFAS No.123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The Company accounts for stock-based employee compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (see Note 11).

        Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Segments—The Company manages its business based on one reportable segment.

        New Accounting Standards—In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations," and primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting) and supersedes APB 17, Intangible Assets. The most significant changes made by SFAS No. 141 involve the requirement to use the purchase method of accounting for all business combinations, thereby eliminating the use of the pooling-of-interests method along with the establishment of new criteria for determining whether the Company should recognize intangible assets acquired in a business combination separately from goodwill. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

        Under SFAS No. 142, the Company will no longer amortize goodwill or indefinite lived intangible assets, and will test those assets for impairment, at least annually, at a reporting unit level. Additionally, the amortization period of any intangible assets with finite lives is no longer limited to forty years. Any identifiable intangible assets would continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company's unidentifiable intangible assets, if any, will not be amortized but will be evaluated for impairment in accordance with SFAS No. 142.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which provides clarifications of certain implementation issues within SFAS No. 121 along with additional guidance on the accounting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB 30, "Reporting the Effects of Disposal of a Segment of a Business." SFAS No. 144 develops one accounting model (based on the model in SFAS No. 121) for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that entities measure long-lived assets that are to be disposed of by sale at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and early application is encouraged. The Company does not believe the adoption of SFAS No. 144 will have a significant impact on the consolidated financial statements.

4.    Sale-Leaseback Transactions

        During the third quarter of fiscal 2000, the Company completed sale-leaseback transactions involving 15 of its owned theatres. Under the terms of the transaction, the Company sold the land and related improvements of the theatres for $45.2 million and in turn leased them back for an initial lease term of 20 years. The leases include specified renewal options for up to 20 additional years and the Company accounts for these leases as operating leases. Rent expense during the initial term is approximately $5.0 million annually. The Company will amortize the gain on the sale of $2.1 million over the initial lease term of 20 years and will offset rent expense.

5.    Impairment of Long-Lived Assets

        Asset Impairment—As stated in Note 3, the Company periodically reviews the carrying value of long-lived assets, including allocated goodwill, for impairment based on expected future cash flows in accordance with SFAS No. 121. The Company performs such reviews on an individual theatre level, the lowest level of identifiable cash flows. Factors considered in management's estimate of future theatre cash flows include historical operating results over complete operating cycles, current and anticipated impacts of competitive openings in individual markets, and anticipated sales or dispositions of theatres.

        Management uses the results of this analysis to identify theatres with negative current or forecasted operating cash flows, thus indicating whether impairment may have occurred. The Company measures the resulting impairment loss as the amount by which the carrying value of the asset exceeds fair value, which the Company estimates using discounted cash flows. Projected cash flows also include estimated proceeds for the sale of owned properties in the instances where management intends to sell the location. The Company has recognized the following impairment losses due to this analysis:

	2001	2000	1999
	(In Thousands)
Write-down of theatre property and equipment	$59,845	$92,054	$68,477
Write-off of goodwill	18,659	21,680	30,110

Total	$78,504	$113,734	$98,587

        In accordance with SFAS No. 121, the Company has recorded assets held for sale, which consists of closed theatre properties, at the lower of carrying amount or fair value less costs to sell. Any required impairment charge is recorded at the time management formally makes the decision to close these theatres.

6.    Theatre Closing and Loss on Disposal Costs

        The Company's management team continually evaluates the status of the Company's under-performing locations. During 2001, the Company recorded $21.4 million as the net loss on disposal of these locations. In conjunction with certain closed or abandoned locations, the Company has a reserve for lease termination and related costs of $40.1 million at December 27, 2001. This reserve was initially established at December 30, 1999 and represents management's best estimate of the potential costs for exiting these leases at the time management makes the formal decision to close such theatres. These estimates are based on analyses of the properties, correspondence with the landlord, exploratory discussions with potential sub-lessees and individual market conditions. Also included in theatre closing costs are other expenses incurred by the Company upon closure of certain theatres.

        The following is a summary of the activity in this reserve:

	December 27, 2001	December 28, 2000
	(In Thousands)
Beginning balance	$41,463	$4,269
Rent and other termination payments	(10,471)	(14,967)
Additional closing and termination costs	43,063	56,124
Revision of prior estimates	(33,951)	(3,963)

Ending balance	$40,104	$41,463

        In accordance with SOP 90-7, the Company has revised prior estimates for the remaining leasehold obligations in accordance with Section 502(b)(6) of the Bankruptcy Code. Section 502(b)(6) limits a lessor's claim to the rent reserved by such lease, without acceleration, to the greater of one year or 15 percent, not to exceed three years, of the remaining term of the lease. Any unpaid rent is also included in the reserve. This reserve is included in Liabilities Subject to Compromise at December 27, 2001.

7.    Long-Term Obligations

        As a result of the Company's bankrupcty filing previously discussed in Note 1, substantially all of the Company's long-term obligations as of October 11, 2001, are classified as Liabilities Subject to

Compromise at December 27, 2001. Long-term obligations at December 27, 2001 and December 28, 2000, consists of the following:

		December 27, 2001	December 28, 2000
		(In Thousands)
$600,000 of the Company's senior subordinated notes due June 1, 2008, with interest payable semiannually at 9.5%. Notes are redeemable, in whole or in part, at the option of the Company at any time on or after June 1, 2003, at the redemption prices (expressed as percentages of the principal amount thereof) set forth below together with accrued and unpaid interest to the redemption date, if redeemed during the 12 month period beginning on June 1 of the years indicated:
Year	Redemption Price
2003	104.750%
2004	103.167%
2005	101.583%
2006 and thereafter	100.000%	$600,000	$600,000

$200,000 of the Company's senior subordinated debentures due December 15, 2010, with interest payable semiannually at 8.875%. Debentures are redeemable, in whole or in part, at the option of the Company at any time on or after December 15, 2003, at the redemption prices (expressed as percentages of the principal amount thereof) set forth below together with accrued and unpaid interest to the redemption date, if redeemed during the 12 month period beginning on December 15 of the years indicated:
Year	Redemption Price
2003	104.750%
2004	103.328%
2005	101.219%
2006	100.109%
2007	100.000%	200,000	200,000
Term Loans		505,000	505,000
Revolving credit facility		495,000	495,000
Equipment financing note payable, payable in varying quarterly installments through April 1, 2005, including interest at LIBOR plus 3.25% (5.61% at December 27, 2001), collateralized by related equipment		17,662	19,500
Capital lease obligations, 7.9%, maturing in 2009		1,570	19,597
Lease financing arrangements, 11.5%, maturing in various installments through 2021		99,445	155,165
Other		3,780	4,270

		1,922,457	1,998,532
Less current maturities		(2,173)	(1,823,683)
Less amounts subject to compromise		(1,817,732)	—

Total long-term obligations		$102,552	$174,849

        Credit Facilities—These credit facilities (the Senior Credit Facilities) include a $500.0 million Revolving Credit Facility (including the availability of Revolving Loans, Swing Line Loans, and Letters of Credit) and three term loan facilities: Term A, Term B, and Term C (the Term Loans). The Company must pay an annual commitment fee ranging from 0.2% to 0.425%, depending on the Company's Total Leverage Ratio, as defined in the Senior Credit Facilities, of the unused portion of the Revolving Credit Facility. The Revolving Credit Facility expires in June 2005. At December 27, 2001 and December 28, 2000, there were $495.0 million in outstanding borrowings under the Revolving Credit Facility.

        Borrowings under the Term A Loan or the Revolving Credit Facility can be made at the Base Rate plus a margin of 0% to 1%, depending on the Total Leverage Ratio. The Base Rate on revolving loans is the rate established by the Administrative Agent in New York as its base rate for dollars loaned in the United States. The outstanding balance under the Term A Loan was $235.2 million at both December 27, 2001 and December 28, 2000 with $2.4 million due annually through 2004 and the balance due in 2005.

        Under the Term B Loan, the Company may borrow funds at the Base Rate plus a margin of 0.75% to 1.25% depending on the Total Leverage Ratio. The outstanding balance under the Term B Loan was $137.5 million at both December 27, 2001 and December 28, 2000 with the balance due in 2006.

        Under the Term C Loan, the Company may borrow funds at the Base Rate plus a margin of 1.0% to 1.5% depending on the Total Leverage Ratio. The outstanding balance under the Term C Loan was $132.3 million at both December 27, 2001 and December 28, 2000 with $1.35 million due annually through 2006, and the balance due in 2007.

        A pledge of the stock of the Company's domestic subsidiaries collateralizes the Senior Credit Facilities. The Company's direct and indirect U.S. subsidiaries guarantee payment obligations under certain of the Credit Facilities.

        The Senior Credit Facilities contain customary covenants and restrictions on the Company's ability to issue additional debt, pay dividends or engage in certain activities and include customary events of default. In addition, the Credit Facilities specify that the Company must meet or exceed defined interest coverage ratios and must not exceed defined leverage ratios.

        Since the fourth quarter of 2000, the Company has been in default of certain financial covenants contained in its Credit Facilities and its equipment financing term note ("Equipment Financing"). As a result of the default, the administrative agent under the Company's Senior Credit Facilities delivered payment blockage notices to the Company and the indenture trustee of its 9 1/2% Senior Subordinated Notes due 2008 (the "Regal Notes") and its 8 7/8% Senior Subordinated Notes due 2010 (the "Regal Debentures"), prohibiting the payment by Regal of the semi-annual interest payments of approximately $28.5 million due holders of the Regal Notes on December 1, 2001, December 1, 2000 and June 1, 2001 and $8.9 million due to the holders of the Regal Debentures on December 15, 2001, December 15, 2000 and June 15, 2001. Because of the failure to make the interest payments, the Company was in default of the indentures related to the Regal Notes and Regal Debentures. Additionally, the Company was in payment default of its Senior Credit Facilities, as the Company failed to pay the 2001 interest payments totaling approximately $211.0 million and principal payments totaling approximately $3.8 million. As a result of the interest payment defaults, the holders of the Company's Senior Credit Facilities and the indenture trustee for the Regal Notes and Regal Debentures exercised their right to accelerate the maturity of all of the outstanding indebtedness under the respective agreements. The Company did not have the ability to fund or refinance the accelerated maturity of the indebtedness.

        Lease Financing Arrangements—These obligations primarily represent capitalized lease obligations resulting primarily from the requirements of Emerging Issues Task Force (EITF) Issue No. 97-10, The Effect of Lessee Involvement in Asset Construction, released in fiscal 1998.

        Interest Rate Swaps—In September 1998, the Company entered into interest rate swap agreements for five-year terms to hedge a portion of the Senior Credit Facilities variable interest rate risk. In September 2000, the Company monetized the value of these agreements for approximately $8.6 million. As the Company had accounted for these swap agreements as interest rate hedges, the Company has deferred the gain realized from the sale. The Company is amortizing the deferred gain as a credit to interest expense over the remaining original term of these swaps (through September 2003). The current portion of this gain is included in accrued expenses and the long-term portion in other liabilities. The fair value of the Company's remaining interest rate swap, which matures in March 2002, is $(0.2) million as of December 27, 2001. Upon emergence from bankruptcy, the remaining interest rate swap was terminated.

        In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS Nos. 137 and 138. These statements specify how to report and account for derivative instruments and hedging activities, thus requiring the recognition of those items as assets or liabilities in the statement of financial position and measure them at fair value. The Company adopted these statements in the first quarter of fiscal 2001. The adoption of these statements resulted in a charge of $(0.5) million to establish a liability for the fair market value of the Company's interest rate swap agreement. Any changes in the fair market value of this swap agreement are included in interest expense.

        Extraordinary Gain—During 2001, the Company entered into agreements with certain of its landlords that resulted in the termination of certain leases, including eight which were accounted for as either capital leases or lease financing arrangements. Accordingly, the Company wrote-off the related debt obligations and net book value of the related property and equipment and other assets. During 2001, the Company also entered into lease modifications of certain lease financing arrangements which provided for a reduction of the total lease payments. In conjunction with these terminations and modifications the Company made payments of approximately $5.8 million, which, after the write-off of the related assets and liabilities, resulted in an extraordinary gain due to debt extinguishment of $21.7 million, net of applicable taxes of zero for the year ended December 27, 2001.

        Maturities of Long-Term Obligations—The Company's long-term debt, capital lease obligations, and lease financing arrangements are scheduled to mature as follows:

	Long-Term Debt	Capital Leases	Lease Financing Arrangements	Total
	(in Thousands)
2002	$1,818,223	$58	$1,613	$1,819,894
2003	541	63	1,811	2,415
2004	597	68	2,098	2,763
2005	659	73	2,568	3,300
2006	501	80	2,946	3,527
Thereafter	921	1,228	88,409	90,558

	$1,821,442	$1,570	$99,445	$1,922,457

8.    Liabilities Subject to Compromise

        The filing of the Chapter 11 Case by the Debtors automatically stayed actions by creditors and other parties of interest to recover any claim that arose prior to the commencement of the cases. In accordance with SOP 90-7 the following table sets forth the liabilities of the Company subject to compromise as of December 27, 2001:

(in Thousands)
Debt:
Senior subordinated notes and debentures	$800,000
Senior credit facilities	1,000,000
Equipment financing note	17,662
Other long-term debt	70

1,817,732
Other:
Trade accounts payable and other	32,450
Reserve for lease termination and related costs	37,123
Accrued interest	195,869

Total liabilities subject to compromise	2,083,174
Amounts to be settled using current assets	(183,900)

Balance subject to compromise	$1,899,274

        Contractual interest expense not accrued or recorded on certain pre-petition debt totaled approximately $15.8 million for the year ended December 27, 2001.

        Additional liabilities subject to compromise may arise subsequent to the Petition Date resulting from rejection of executory contracts, including leases, and from the determination by the bankruptcy court (or agreed to by parties in interest) of allowed claims for contingencies and other disputed amounts.

        The above summary of liabilities subject to compromise excludes certain obligations on the Petition Date that the Company received approval from the court to continue to service in the normal course of business. These obligations primarily include the pre-petition film licensing agreements and other amounts owing to the motion picture studios, employee compensation and other essential trade creditors. The liabilities listed above that were settled through the use of current assets (cash) existing at December 27, 2001 have been classified as a current liability in the accompanying balance sheet.

9.    Reorganization Items

        In accordance with SOP 90-7, expenses and income directly incurred or realized as a result of the Chapter 11 Cases have been segregated from the normal operations and are disclosed separately. The major components are as follows:

(In Thousands)
Legal and professional fees	$2,793
Lease termination and related costs, net	10,382
Interest income	(492)
Additional claims	3,818

Total reorganization items	$16,501

10.    Commitments and Contingencies

        Leases—The Company accounts for a majority of its leases as operating leases. The Company, at its option, can renew a substantial portion of the leases at defined or then fair rental rates for various periods. Certain leases for Company theatres provide for contingent rentals based on revenues. Minimum rentals payable under all non-cancelable operating leases with terms in excess of one year as of December 27, 2001, are summarized for the following fiscal years:

(In Thousands)
2002	$110,678
2003	111,802
2004	112,439
2005	112,085
2006	111,094
Thereafter	1,338,613

        Rent expense under such operating leases amounted to $136.2 million, $158.2 million, and $130.3 million for fiscal years 2001, 2000 and 1999, respectively. Contingent rent expense was $4.3 million, $3.6 million, and $3.6 million for fiscal years 2001, 2000, and 1999, respectively.

        Contingencies—The Company is a defendant in a number of claims arising from its decision to file voluntary petitions for relief under Chapter 11 of the Bankruptcy Code and to close theatre locations or to cease construction of theatres on sites for which the Company had a contractual obligation to lease such property. The Company believes it has adequately provided for the settlement of such claims. However, as discussed in Note 1, governmental units have until May 6, 2002 to file proofs of claims against the Company. The Company is also presently involved in various legal proceedings arising in the ordinary course of its business operations, including personal injury claims, employment matters and contractual disputes. Upon the filing of the petitions, the Bankruptcy Court imposed a stay applicable to all entities, of, among other things, the commencement or continuation of judicial, administrative, or other actions or proceedings against the Company that were or could have been commenced before the bankruptcy petition. Management believes any additional liability with respect to the above proceedings will not be material in the aggregate to the Company's consolidated financial position, results of operations or cash flows.

11.    Capital Stock and Stock Option Plans

        Earnings Per Share—The Company does not present earnings per share information herein as the Company's shares do not trade in a public market.

        Preferred Stock—The Company currently has 100,000,000 shares of preferred stock authorized with none issued. The Company may issue the preferred shares from time to time in such series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine.

        Stock Option Plans—The Company issued certain key members of management options under the 1998 Stock Purchase and Option Plan for Key Employees of Regal Cinemas, Inc. (the "Plan"). Under the Plan, the Board of Directors of the Company may award stock options to purchase up to 30,000,000 shares of the Company's common stock. Grants or awards under the Plan may take the form of purchased stock, restricted stock, incentive or nonqualified stock options or other types of rights as specified in the Plan.

        The following table summarizes information about fixed stock options outstanding at December 27, 2001:

		Weighted Average Exercise Shares Price	Options Exercisable At Year End
Under option at December 31, 1998	18,625,625	$3.76	8,021,889
Options granted in 1999	1,692,609	$5.00
Options exercised in 1999	(120,000)	$5.00
Options canceled or redeemed in 1999	(3,742,404)	$3.72

Under option at December 30, 1999	16,455,830	$3.78	9,027,781
Options granted in 2000	—	—
Options exercised in 2000	—	—
Options canceled or redeemed in 2000	(1,652,818)	$3.78

Under option at December 28, 2000	14,803,012	$3.78	9,920,444
Options granted in 2001	—	—
Options exercised in 2001	—	—
Options canceled or redeemed in 2001	(445,945)	$4.38

Under option at December 27, 2001	14,357,067	$3.76	11,444,711

Options Outstanding
				Options Exercisable
		Weighted Average Contractual Life
Range of Exercise Price	Number Outstanding at 12//27/01		Weighted Average Exercise Price	Number Exercisable at 12/27/01	Weighted Average Exercise Price
$0.34 - $0.62	1,403,311	3.1	$0.5370	1,403,311	$0.5370
$1.58 - $3.67	3,458,691	3.3	$2.0428	3,458,691	$2.0428
$4.03 - $5.00	9,495,065	6.4	$4.8659	6,582,709	$4.8080

	14,357,067	5.3	$3.7571	11,444,711	$3.4486

        Had the fair value of options granted under these plans been recognized in accordance with SFAS No. 123 as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net loss would have been recorded in the amounts indicated below:

	2001	2000	1999
	(In Thousands)
Net Loss:
As Reported	$(171,512)	$(366,545)	$(88,550)
Pro Forma	(173,083)	(368,769)	(91,204)

        The pro forma results do not purport to indicate the effects on reported net income for recognizing compensation expense that is expected to occur in future years.

        The fair value for the employee and directors options granted during fiscal years 2001, 2000 and 1999, was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.9% for 1999 grants and an inconsequential volatility factor in 2001, 2000 and 1999. A weighted average expected life of 10 years was used for employee options granted in 1999 and the weighted average grant date fair value of options granted in 1999 was $2.24 per share. There were no options granted in fiscal years 2001 and 2000.

        Pursuant to the reorganization of the Company through the Chapter 11 Case, all of the outstanding stock options of the Company granted prior to the effective date of the Plan were cancelled effective January 29, 2002. New stock options were issued in Regal Cinemas Corporation upon the Company's emergence from bankruptcy on January 29, 2002 (Note 2).

12.    Income Taxes

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of the Company's net deferred tax asset consisted of the following at:

	2001	2000
	(In Thousands)
Deferred tax assets:
Net operating loss carryforward	$171,788	$107,378
Excess of tax basis over book basis for leases	7,717	5,786
Accrued expenses	31,693	27,626
Interest expense deferred under IRC 163(j)	2,267	2,267
Favorable leases	476	476
Excess of tax basis over book basis of certain assets	24,178	42,263
AMT credit carryforward	7,176	1,316
Other	3,979	4,509

	249,274	191,621
Valuation allowance	(233,765)	(182,846)

Deferred tax assets	15,509	8,775
Deferred tax liabilities:
Excess of book basis over tax basis of certain intangible assets	(7,066)	(5,150)
Other	(8,443)	(3,625)

Deferred tax liabilities	(15,509)	(8,775)

Net deferred tax asset	$—	$—

        The Company has recorded a valuation allowance against deferred tax assets for the years ended December 27, 2001 and December 28, 2000 totaling approximately $233.7 million and $182.8 million, respectively, as management believed it was more likely than not that the deferred tax asset would not be realized in future tax periods.

        At December 27, 2001, the Company and certain of its subsidiaries have various federal and state net operating loss (NOL) carryforwards available to offset future taxable income. The Company has approximately $409.7 million of NOL carryforwards, in the aggregate, for federal purposes that begin to expire in the 2009 tax year. Additionally, the Company has approximately $527.6 million of NOL carryforwards for state tax purposes. At December 27, 2001, the Company has approximately $7.1 million of alternative minimum tax credit carryforwards available to reduce future federal income tax liabilities. Under current federal income tax taw, the alternative minimum tax credit can be carried forward indefinitely. However, due to the filing for protection under Chapter 11 of the federal bankruptcy laws on October 11, 2001 and pursuant to Internal Revenue Code, the Company must reduce tax attributes equal to the cancellation of debt resulting from the bankruptcy filing. Thus management believes it is more likely than not that the net deferred tax assets will not be realized in future tax periods.

        The components of the provision for (benefit from) income taxes for income from continuing operations for each of the three fiscal years were as follows:

	2001	2000	1999
	(In Thousands)
Current	$—	$(5,883)	$—
Deferred	(50,919)	(96,138)	(45,357)
Increase in deferred income tax valuation allowance	50,919	182,846	—

Total income tax provision (benefit)	$—	$80,825	$(45,357)

        The increase in the valuation allowance in 2001 and 2000 of $50.9 million and $182.8 million, respectively, primarily reflects the change in assessment of the likelihood of utilization of the net deferred tax assets of the Company and its subsidiaries.

        A reconciliation of the provision for (benefit from) for income taxes as reported and the amount computed by multiplying the income before income taxes and extraordinary item by the U.S. federal statutory rate of 35% was as follows:

	2001	2000	1999
	(In Thousands)
Benefit computed at federal statutory income tax rate	$(60,029)	$(100,002)	$(46,868)
State and local income taxes, net of federal benefit	(7,575)	(12,763)	(2,029)
Reorganization costs	8,976	—	—
Goodwill amortization	3,079	3,414	3,481
Goodwill impairment	4,591	7,102	—
Increase in valuation allowance	50,919	182,846	—
Other	39	228	59

Total income tax provision (benefit)	$—	$80,825	$(45,357)

13.    Related Party Transactions

        The Company entered into a management agreement with the Initial Sponsors pursuant to which the Company has incurred $1.0 million of management fee expense during fiscal 2001, 2000 and 1999.

14.    Cash Flow Information

	2001	2000	1999
	(In Thousands)
Supplemental information on cash flows:
Interest paid	$29,228	$138,541	$128,909
Income tax refunds received, net	(147)	(215)	(4,884)

NONCASH TRANSACTIONS:

  2001:

        In accordance with agreements with certain landlords, the Company terminated or amended certain leases in 2001 resulting in an extraordinary gain of $21.7 million. The components of this gain were the write-offs of lease financing and capital lease obligations of $75.1 million, fixed assets totaling $49.2 million, and related accounts receivable and payable totaling $4.8 million and $2.5 million, respectively. In addition, the Company made a payment of $1.8 million to execute these transactions.

        The Company recorded lease financing arrangements and net assets of $7.1 million.

        The Company retired 69,857 shares of common stock valued at $0.3 million in exchange for canceling notes receivable from certain shareholders.

  2000:

        The Company recorded lease financing arrangements and net assets of $83.3 million during fiscal 2000.

        The Company retired 214,275 shares of common stock valued at $1.1 million in exchange for canceling notes receivable from certain shareholders.

  1999:

        The Company recorded lease financing arrangements and net assets of $75.5 million during the fourth quarter of 1999.

        The Company issued 569,500 shares of common stock valued at $2.8 million in exchange for notes receivables from certain shareholders.

        The Company cancelled 119,964 shares of common stock and the related notes receivable valued at $.6 million from certain shareholders.

15.    Employee Benefit Plans

        The Company sponsors employee benefit plans under section 401(k) of the Internal Revenue Code for the benefit of substantially all full-time employees. The Company made discretionary contributions of approximately $483,000, $508,000, and $426,000 to the plans in 2001, 2000 and 1999, respectively. Employees are immediately eligible; however, there is an age requirement of 21.

16.    Fair Value of Financial Instruments

        The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

        Cash and cash equivalents, accounts receivable, accounts payable:    The carrying amounts approximate fair value because of the short maturity of these instruments.

        Long term debt, excluding capital lease obligations and lease financing arrangements:    The carrying amounts of the Company's term loans and the revolving credit facility are estimated based on quoted market prices as of the Company's fiscal year end for the Company's senior credit facility, which consists of the Company's term loans and revolving credit facility. The associated interest rates are based on floating rates identified by reference to market rates and are assumed to approximate fair value. The fair values of the Company's senior subordinated notes and debentures are estimated based on the Company's plan of reorganization, as confirmed by the Bankruptcy Court, which provides for a cash payment of approximately 20% of the face value of the subordinated notes and debenture. The fair values of the Company's other debt obligations are based on recent financing transactions for similar debt issuances and carrying value approximates fair value. The carrying amounts and fair values of long-term debt at December 27, 2001 and December 28, 2000 consists of the following:

	2001	2000
	(In Thousands)
Carrying amount	$1,821,442	$1,823,770
Fair value	$1,181,442	$779,770

        Interest rate swaps:    The fair value of the Company's one remaining interest rate swap, which matures in March 2002, is $(0.2) million as of December 27, 2001 based on dealer quotes. The Company terminated this interest rate swap in connection with its Chapter 11 filing.

INDEPENDENT AUDITORS' REPORT

         The Boards of Directors
Edwards Theatres, Inc. and Subsidiaries:

        We have audited the accompanying consolidated balance sheets of Edwards Theatres, Inc. and Subsidiaries (the Company) (formerly Edwards Theatres Circuit Affiliated Group) as of December 27, 2001 and December 26, 2000 and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 27, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edwards Theatres, Inc. and Subsidiaries (formerly Edwards Theatres Circuit Affiliated Group) as of December 27, 2001 and December 26, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 27, 2001 in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

Orange County, California
February 22, 2002, except as to note 16,
    which is as of April 17, 2002.

EDWARDS THEATRES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 27, 2001 and December 26, 2000

(In Thousands, Except Share Data)

	2001	2000
Assets
Current assets:
Cash and cash equivalents	$44,575	42,145
Restricted cash	28,151	—
Accounts receivable	1,194	1,729
Inventories	997	1,100
Prepaid expenses and other current assets	4,163	3,617

Total current assets	79,080	48,591
Property and equipment, net	308,986	351,889
Other assets	9,337	8,237

	$397,403	408,717

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$23,358	19,432
Accrued liabilities	12,314	10,464
Deferred revenue	14,967	11,115
Current portion of long-term debt	12,600	213,500
Bankruptcy related liabilities and claims	43,948	—

Total current liabilities	107,187	254,511

Long-term debt	167,400	—
Senior unsecured subordinated notes payable to shareholders	10,325	—
Deferred gain on sale-leaseback of assets	6,297	6,769
Accrued lease obligations	17,281	13,048
Other long-term liabilities	4,272	714

Total long-term liabilities	205,575	20,531

Liabilities subject to compromise	—	68,316

	312,762	343,358

Commitments and contingencies
Subsequent events (note 16)
Preferred stock, $0.001 par value, 1,000,000 shares authorized in 2001:
Redeemable cumulative Series A preferred stock, $0.001 par value (liquidation and redemption value of $56,000,000), issued and outstanding 56,000 shares	39,703	—
Redeemable cumulative Series B preferred stock, $0.001 par value (liquidation and redemption value of $15,000,000), issued and outstanding 15,000 shares	7,337	—
Stockholders' equity:
Common stock (Debtor)	—	189
Common stock, $0.001 par value, 10,000,000 shares authorized in 2001:
Class A common stock, $0.001 par value. Authorized 2,000,000 shares; issued and outstanding 510,000 shares in 2001	1	—
Class B common stock, $0.001 par value. Authorized 2,000,000 shares; issued and outstanding 490,000 shares in 2001	1	—
Additional paid-in capital	38,889	39
Retained earnings (accumulated deficit)	(1,290)	65,131

Total stockholders' equity	37,601	65,359

	$397,403	408,717

See accompanying notes to consolidated financial statements.

EDWARDS THEATRES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

Years ended December 27, 2001, December 26, 2000, and December 28, 1999

(In Thousands)

	2001	2000	1999
Net revenues:
Admissions	$254,325	244,716	210,795
Concessions	91,901	78,855	75,520
Other	5,824	6,123	6,390

Total net revenues	352,050	329,694	292,705

Costs and expenses:
Film exhibition costs	139,237	125,082	115,951
Concession costs	14,681	15,270	13,302
Other theatre operating expenses	128,922	129,628	120,961
General and administrative expenses	15,924	23,807	17,556
Depreciation and amortization	27,509	27,722	21,543
Restructuring charges	1,880	—	—
Net loss on sales and impairments of long-lived assets	18,221	10,962	30,640

Total costs and expenses	346,374	332,471	319,953

Operating income (loss)	5,676	(2,777)	(27,248)

Other income (expense):
Interest and other income	399	561	1,202
Interest expense	(18,203)	(23,688)	(12,851)

Total other expense	(17,804)	(23,127)	(11,649)

Reorganization costs, net	19,452	18,106	—

Loss before income taxes and extraordinary item	(31,580)	(44,010)	(38,897)
Income taxes	114	380	636

Loss before extraordinary item	(31,694)	(44,390)	(39,533)
Extraordinary gain on extinguishment of debt	978	—	—

Net loss	(30,716)	(44,390)	(39,533)
Less accretion of redeemable preferred stock to redemption value	94	—	—

Net loss applicable to common stockholders	$(30,810)	(44,390)	(39,533)

Other comprehensive loss:
Net loss	$(30,716)	(44,390)	(39,533)
Change in unrealized gain on marketable equity securities	—	(613)	(191)

Total comprehensive loss	$(30,716)	(45,003)	(39,724)

See accompanying notes to consolidated financial statements.

EDWARDS THEATRES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 27, 2001, December 26, 2000, and December 28, 1999

(In Thousands, Except Share Amounts)

		Class A common stock		Class B common stock
							Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)
	Common Stock					Additional Paid-in Capital
		Shares	Amount	Shares	Amount				Total
Balance, December 29, 1998	$87	—	$—	—	$—	29	154,511	804	155,431
Distribution to Ed-Pac stockholders	—	—	—	—	—	—	(400)	—	(400)
Distribution to stockholders	—	—	—	—	—	—	(4,945)	—	(4,945)
Issuance of common stock	102	—	—	—	—	10	—	—	112
Unrealized loss on marketable equity securities	—	—	—	—	—	—	—	(191)	(191)
Net loss	—	—	—	—	—	—	(39,533)	—	(39,533)

Balance, December 28, 1999	189	—	—	—	—	39	109,633	613	110,474
Distribution to stockholders	—	—	—	—	—	—	(112)	—	(112)
Reclassification adjustment for gains on marketable equity securities included in net income	—	—	—	—	—	—	—	(613)	(613)
Net loss	—	—	—	—	—	—	(44,390)	—	(44,390)

Balance, December 26, 2000	189	—	—	—	—	39	65,131	—	65,359
Distribution to controlling stockholders in excess of contributed net assets	—	—	—	—	—	—	(6,000)	—	(6,000)
Issuance of Class A common stock for cash	—	510,000	1	—	—	16,366	—	—	16,367
Distribution of Series B preferred stock under the Plan	—	—	—	—	—	—	(7,315)		(7,315)
Class B common stock issued under the Plan to existing common stockholders	(189)	—	—	490,000	1	188	—	—	—
Constructive capital contribution related to undistributed earnings on date S Corporation elections were terminated	—	—	—	—	—	22,296	(22,296)	—	—
Net loss	—	—	—	—	—	—	(30,716)	—	(30,716)
Series A preferred stock accretion	—	—	—	—	—	—	(71)	—	(71)
Series B preferred stock accretion	—	—	—	—	—	—	(23)	—	(23)

Balance, December 27, 2001	$—	510,000	$1	490,000	$1	38,889	(1,290)	—	37,601

See accompanying notes to consolidated financial statements.

EDWARDS THEATRES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 27, 2001, December 26, 2000, and December 28, 1999

(In Thousands)

	2001	2000	1999
Cash flows from operating activities:
Net loss	$(30,716)	(44,390)	(39,533)
Adjustments to reconcile net loss to net cash provided by operating activities:
Noncash reorganization items	9,579	15,249	—
Extraordinary gain on extinguishment of debt	(978)	—	—
Depreciation and amortization	27,509	27,722	21,543
Amortization of deferred gain on sale leaseback	(472)	(141)	(88)
Amortization of deferred issuance costs	1,387	2,277	418
Gain on sale of marketable securities	—	(1,231)	—
Net loss on sales and impairments of long-lived assets	18,221	10,962	30,640
Deferred income taxes	—	338	660
Provision for doubtful accounts relating to advances from shareholders and other related parties	—	5,342	—
Changes in operating assets and liabilities:
Accounts receivable, prepaid expenses, and inventories	92	4,350	(4,216)
Accounts payable and accrued liabilities	5,776	1,620	(15,243)
Deferred revenue	3,852	(3,547)	1,231
Other long-term liabilities	3,555	—	—
Deferred lease obligations	4,793	4,233	5,159
Bankruptcy related claims	(29,001)	—	—

Net cash provided by operating activities	13,597	22,784	571

Cash flows from investing activities:
Purchases of property and equipment	(10,190)	(47,528)	(145,810)
Proceeds from sale of property and equipment	3,736	23,241	87,537
Change in notes receivable from and advances to related party	—	74	76
Change in advances to stockholders	—	(45)	(333)
Proceeds from sale of marketable securities	—	1,834	—
Change in other assets	(1,814)	2,066	(542)
Increase in restricted cash—funding of Class 5A claims reserve	(36,855)	—	—
Decrease in restricted cash—payments of Class 5A allowed claims	8,704	—	—

Net cash used in investing activities	(36,419)	(20,358)	(59,072)

Cash flows from financing activities:
Net borrowings on credit facility	—	38,500	38,000
Proceeds from issuance of Series A preferred stock	29,323	—	112
Proceeds from issuance of Class A common stock	12,109	—	—
Payment of deferred issuance costs	(937)	(1,983)	(6,820)
Principal payments on long-term debt	(9,495)	—	(3,791)
Principal payments on capital lease obligations	(73)	(285)	(698)
Distributions and dividends paid to stockholders	(6,000)	(112)	(14,045)
Interest on subordinated debt	325	—	—

Net cash provided by financing activities	25,252	36,120	12,758

Net increase (decrease) in cash and cash equivalents	2,430	38,546	(45,743)
Cash and cash equivalents at beginning of year	42,145	3,599	49,342

Cash and cash equivalents at end of year	$44,575	42,145	3,599

Cash paid during the year for:
Interest (net of $1,391 and $3,500 of capitalized interest for 2000 and 1999, respectively)	$27,740	12,084	11,506
Income taxes	176	344	157
Supplemental schedule of noncash investing and financing activities:
Notes receivable exchanged for property	$—	2,166	—
Conversion of senior debt to senior unsecured subordinated note payable	10,000	—	—
Conversion of senior debt and accrued interest to Series A preferred stock	10,309	—	—
Conversion of senior debt and accrued interest to Class A common stock	4,258	—	—
Conversion of equity to Series B preferred stock	7,315	—	—
Issuance of noncompete agreements and related obligation	2,700	—	—

See accompanying notes to consolidated financial statements.

EDWARDS THEATERS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 27, 2001, December 26, 2000, and December 28, 1999

(1)    Chapter 11 Reorganization and Basis of Reporting

        On August 23, 2000, Edwards Theatres Circuit Affiliated Group (as it existed before September 28, 2001, collectively the Predecessor Company or the Debtors) filed a voluntary petition for relief under Chapter 11, Title 11 of the United States Code in the United States Bankruptcy Court in the Central District of California, Santa Ana Division (the Bankruptcy Court).

        On May 24, 2001 the Debtors filed a Plan of Reorganization and related disclosure statement, as subsequently amended on July 23, 2001 (the Plan). On September 24, 2001 (the Confirmation Date), the Bankruptcy Court confirmed the Second Amended Plan of Reorganization. On September 28, 2001 all conditions required for the effectiveness of the Plan were met, and the Plan became effective (the Effective Date).

        On the Effective Date, the Debtors restructured their corporate organization to effect the following transactions: (a) the creation of New Edwards (Edwards Theatres, Inc. or the Company) and (b) the merger of the Debtors with and into the Company which is the surviving corporation.

        The underlying objective of the Plan is to provide a vehicle for the recapitalization of the Debtors and payment of allowed claims. The Plan provides for, among other things:

  •
  Substantive consolidation of the Debtors into New Edwards;
  •
  Merging of the debtors and vesting of all of the Debtors' assets and liabilities into New Edwards, whose common stock is 51% owned by the Investor Group and 49% owned by the Debtors shareholders;
  •
  An equity infusion from an Investor Group of approximately $56.0 million, which consisted of $41.4 million in cash and $14.6 million in bank debt held and accrued interest by the Investor Group to be converted into redeemable preferred and common stock of New Edwards;
  •
  Restructuring of the $250.0 million senior secured credit facility. The outstanding senior secured debt of $213.5 million as of December 26, 2000 was reduced by a cash payment of approximately $9.5 million. The remaining $204 million was restructured into (i) $180 million Restructured Term Credit Agreement, (ii) $10 million senior unsecured subordinated note held by the Investor Group, and (iii) 16,000 shares of Series A preferred stock and approximately 146,000 shares of Class A common stock for the remaining $14.0 million;
  •
  Payment in full in cash on the Effective Date of all allowed administrative claims, allowed administrative tax claims, allowed priority tax claims, and allowed other priority claims;
  •
  Payment of allowed Class 5A claims. The Plan entitles the holders of allowed Class 5A claims to receive either (i) a cash payment equal to 90% of the allowed claim or (ii) 100% of the allowed Class 5A claim in an unsecured note, bearing interest at 9%, with a seven year term, requiring semi-annual principal and interest payments beginning March 28, 2002 (see note 3);
  •
  Merger of CAMCO, which is a non-debtor entity owned by the Debtor shareholders, into New Edwards. On the Effective Date, CAMCO was merged with and into the Company. Each CAMCO shareholder received their pro-rata share of $6.0 million. The payment in excess of the CAMCO shareholders' nominal carryover basis in the assets was accounted for as a distribution in the accompanying consolidated financial statements.

        Since the Company's reorganization value immediately before the confirmation date was greater than the total of all postpetition liabilities and allowed prepetition claims, the Company did not meet the criteria set forth in AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization (SOP 90-7) required to qualify for fresh start reporting. The reorganization value was determined by an independent valuation obtained by management using discounted projected cash flows and economic and industry information relevant to the operations of the Company. The estimated reorganization value of the Company as of September 27, 2001 was approximately $388 million.

        The historical carrying values for the Company's assets and liabilities are reflected as the basis carried over from the pre-reorganization financial statements, and are comparable to the combined financial statements prior to the reorganization. Because the Company did not qualify for fresh-start accounting under SOP 90-7, and there was not a sufficient change in ownership to qualify for push-down purchase accounting under Statement of Financial Accounting Standards No. 141, the consolidation of the Debtors and CAMCO into New Edwards has been accounted for as a reorganization of entities under common control. The historical financial statements of the Debtors have been consolidated as if they were a single entity for all periods presented.

(2)    Summary of Significant Accounting Policies

  (a)
  Description of Business and Revenue Recognition

          The primary business of the Company is the operation of motion picture theatres. As of December 27, 2001 the Company operates 52 theatres in California, Idaho, and Texas.

          Revenues are generated principally through admissions and concessions sales with proceeds received in cash at the point of sale. The Company has an advance ticket sales program to sell Group Activity tickets and Ed Dollars. Ed Dollars are purchased and redeemed dollar for dollar, whereas Group Activity tickets are sold at a discounted price and are subject to certain restrictions. Revenues from advance ticket sales are recorded as deferred revenue and are recognized when the tickets are redeemed. Prior to 1999, the Company had recorded revenue on advance ticket sales based on estimates of usage. During 2000, the Company recognized $8.2 million of previously deferred revenue related to advance tickets sold prior to 1999, based on revised estimates of advance ticket sales not redeemed as of December 26, 2000.

          The ability of the Company to operate depends on the availability of marketable motion pictures. The Company currently obtains the motion pictures for its theatres from ten major film distributors as well as numerous smaller independent film distributors. Film rental costs are recognized based on the applicable box office receipts and the terms of the film licenses.

  (b)
  Basis of Presentation and Principles of Consolidation

          The financial statements of the Company as of December 26, 2000 and for the years ended December 26, 2000 and December 28, 1999 and for the period from December 27, 2000 to September 27, 2001 present the combined financial statements of the Debtors, which included 20 corporations, 20 partnerships and 19 LLC's, all of which were under common control. In connection with the recapitalization agreement described in note 1, 56 of the 59 entities under common ownership prior to the recapitalization were merged into Edwards Theatres, Inc., with the remaining entities becoming wholly owned subsidiaries of Edwards Theatres, Inc.

          The consolidated financial statements of the Company as of December 27, 2001 and for the period from September 28, 2001 to December 27, 2001 include Edwards Theatres, Inc. and its wholly owned subsidiaries. All intercompany amounts have been eliminated in consolidation.

  (c)
  Bankruptcy Accounting

          The Company has applied the provisions of Statement of Position (SOP) 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. SOP 90-7 does not change the application of generally accepted accounting principles in the preparation of financial statements. However, it does require that the financial statements for periods including and subsequent to filing the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business (see note 6).

  (d)
  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  (e)
  Cash and Cash Equivalents

          The Company invests its excess cash in money market funds and short-term certificates of deposit. The Company considers short-term, highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

  (f)
  Restricted Cash

          The Company established a $35.0 million cash reserve, which was funded on the Effective Date for the payment of allowed Class 5A claims, which thereafter will be the lesser of (i) $20 million; or (ii) the sum of the unpaid: (a) disputed Class 5A claims that have elected the cash option (see note 3); and (b) allowed Class 5A claims that have elected the cash option. The restricted cash has been placed in a segregated account in which the holders of the allowed Class 5A claims that have elected the cash option have a first priority security interest. The restricted cash is classified as a current asset as the related claims are classified as current liabilities.

          In addition, the Company has deposited an additional $1.9 million into a separate segregated account as part of a settlement agreement with one Class 5A claim holder.

  (g)
  Marketable Equity Securities

          Management determines the appropriate classification of marketable equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Prior to their sale in 2000, marketable equity securities were classified as available-for-sale. Accordingly, securities were carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of other comprehensive income. Realized gains and losses and declines in value judged to be other than temporary are included in results of operations. The cost of securities sold is based on the specific identification method. Dividends are included in results of operations.

        (h)    Property and Equipment

          Property and equipment are recorded at cost. For assets placed in service during 1987 to 1995, depreciation is computed using accelerated methods for financial reporting and tax purposes. For assets placed in service prior to 1987 and subsequent to 1995, depreciation is computed using the straight-line method for financial reporting purposes. The useful lives used for depreciation purposes are as follows:

Buildings and leasehold improvements	5 to 31 years
Furniture, fixtures, and equipment	3 to 10 years

          The useful life assigned to leasehold improvements has been estimated based upon the lesser of the useful life of the asset or the noncancelable lease term.

        (i)    Other Assets

          Included in other assets at December 27, 2001 and December 26, 2000 are approximately $6.1 million and $5.7 million, respectively, of costs related to debt financing, net of accumulated amortization. These costs are being amortized to interest expense using the effective-interest method over the terms of the underlying debt instruments. Also included in other assets are approximately $1.8 million and $2.2 million, respectively, in lease rights, net of accumulated amortization of $0.80 million and $1.0 million, respectively, as of December 27, 2001 and December 26, 2000, respectively. Lease rights represent the present value of the amounts that the fair market value lease rates, determined at the date the leases were acquired, exceed the stated lease rates contained in the leases. Lease rights are amortized on a straight-line basis over the remaining term of the underlying leases on the date of acquisition, which averages approximately 20 years. Amortization expense for lease rights approximated $131,000, $220,000, and $384,000 for 2001, 2000, and 1999, respectively. In connection with the write-offs recorded as a component of net loss on sales and impairment of long-lived assets during 2001 and 2000, approximately $168,000 and $3.0 million, respectively, of these lease rights were written off as the related theaters were closed (note 8).

        (j)    Advertising

          The Company expenses advertising costs when incurred. The Company incurred advertising expense of approximately $7.2 million, $9.0 million, and $9.6 million in 2001, 2000, and 1999, respectively.

        (k)    Income Taxes

          The Company provides for income taxes under the asset and liability method. Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

          During 1997, three of the corporations within the consolidated group elected to be taxed as S corporations under the Internal Revenue Code. Management of the Company made the same election during 1998 for the remaining corporations, except for Edwards Entertainment 2000, Inc. which was a C corporations.

          In connection with the Recapitalization, the Company became a C Corporation effective September 28, 2001. The conversion created a gross deferred tax asset of $18.9 million and gross deferred tax liability of $8.4 million, which were based upon the temporary book to tax differences existing at the date of termination of the Company's S Corporation status. A valuation allowance of $10.5 million was established at September 28, 2001 against the net deferred tax asset. Therefore, there was no recorded income tax expense or benefit resulting from the conversion from S Corporations to a C Corporation. The pro forma tax expense as if the Company and its subsidiary entities had been consolidated C Corporations is not materially different than historical tax expense for all periods presented. The undistributed retained earnings of the Company as of the date of termination of S Corporation status totaling $22.3 million has been reflected as a constructive capital contribution in the accompanying consolidated statement of stockholders' equity.

        (l)    Impairment of Long Lived Assets

          The Company applies the provisions of Statement of Financial Accounting Standards No. (Statement) 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company reviews for the impairment of long-lived assets to be held and used in the business whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a trend of operating results that are not inconsistent with management's expectation to be the primary indicator of potential impairment. For the purposes of Statement 121, assets are generally evaluated for impairment at the theatre level, which management believes is the lowest level for which there are identifiable cash flows. In certain limited cases, a theatre may be aggregated with another theatre if it is geographically located near another theatre, and where the closure of one theatre would impact the Company's ability to obtain motion pictures from major film distributors for either theatre. The Company considers a theatre to be impaired if a forecast of future operating cash flows directly related to the theatre, including disposal value, if any, is less than its carrying amount. If a theatre is determined to be impaired, the loss is measured as the amount by which the carrying amount of the theatre exceeds its fair value. Fair value is based on management's estimates determined using the best information available, including the results of valuation techniques such as discounting estimated future cash flows as if the decision to continue to use the impaired theatres was a new investment decision. Considerable management judgment is necessary to estimate discounted future cash flows and fair value. Actual fair value of an asset is the amount at which the asset could be bought or sold in a current transaction between willing parties, accordingly, actual fair value results could vary significantly from such estimates. It is reasonably possible that the Company's estimate that it will recover the remaining carrying value of theatre assets will change in the near term.

          Based on projected cash flows of underperforming theatres, a noncash impairment charge of approximately $4.4 million, $1.8 million, and $31.3 million was recorded in 2001, 2000, and 1999, respectively, to reduce the carrying amount of the Company's operating but impaired theatres and other long-lived assets to management's estimates of fair value. The impairment charges are included in Net Loss on Sales and Impairment on Long-Lived Assets. (note 8).

        (m)    Concentration of Business and Credit Risk

          The Company maintains bank accounts with financial institutions with funds insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company's accounts at these institutions may exceed the FDIC insured limit at times. The Company has not experienced any losses in such accounts.

          The Company purchases concessions from several different vendors, however, during 2001, 2000, and 1999 approximately 80%, 77%, and 90% of the concessions, respectively, were purchased from one vendor. To date, the Company has been able to obtain concessions from this vendor as needed, and management believes that other suppliers could provide for the Company's needs on comparable terms.

        (n)    Fair Value of Financial Instruments

          Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are financial instruments for which the carrying value approximates fair value because of the short-term maturity of these instruments.

        (o)    Reclassifications

          Certain prior year amounts have been reclassified to conform to the current year presentation.

        (p)    Fiscal Year

          The Debtors' financial statements were kept on an accounting cycle through fiscal 2000 which resulted in 13 weeks being included in each accounting quarter. This method would have resulted in a fiscal year end of December 25, 2001. However, on the Effective Date, the Company changed to a Friday through Thursday accounting cycle, accordingly its fiscal year ends on the last Thursday of the month. As a result, fiscal year 2001 ended December 27, 2001. During 2000 and 1999, the Company's fiscal year ended on the last Tuesday in December. As a result, fiscal year 2000 ended on December 26, 2000 and fiscal year 1999 ended on December 28, 1999.

        (q)    New Accounting Pronouncements

          In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which the Company will adopt on December 28, 2001, the first day of its fiscal 2002 year. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The adoption of this standard is not expected to have a material impact on the financial position of the operation of the Company.

          In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on December 28, 2001.

(3)    Extraordinary Gain on Extinguishment of Debt

        In accordance with the Plan, the holders of allowed Class 5A claims are entitled to receive either (i) a cash payment equal to 90% of the allowed claim or (ii) 100% of the allowed Class 5A claim in an unsecured note, bearing interest at 9%, with a 7-year term, requiring semi-annual principal and interest payments beginning March 28, 2002. Generally, all of the holders of allowed Class 5A claims have elected to receive cash, totaling $8.8 million, resulting in an extraordinary gain of $978,000 related to allowed Class 5A claims paid as of December 27, 2001. The Company does not recognize the gain on extinguishment of debt until the holder of the allowed Class 5A claim makes the cash option election and the payment is made.

(4)    Liabilities Subject to Compromise and Bankruptcy Related Liabilities and Claims

        At December 26, 2000 liabilities subject to compromise include certain current and noncurrent liabilities of the Company as of the Petition Date. These liabilities were transferred from their respective prepetition balance sheet accounts to liabilities subject to compromise and have been treated as noncash items in the accompanying fiscal 2000 consolidated statements of cash flows. Nonoperating liabilities and liabilities subject to compromise as of December 26, 2000 are summarized as follows (in thousands):

Accounts payable, trade	$24,950
Estimated theatre lease rejection and contractual claims	19,676
Accrued interest	13,788
Capital lease obligations	9,902

$68,316

        At December 27, 2001 any remaining claims related to the bankruptcy proceedings are recorded in Bankruptcy Related Liabilities and Claims. The accrued amounts include the Company's estimated costs to settle disputed claims (see note 15). These liabilities were transferred from liabilities subject to compromise as of the Effective Date and are summarized as follows as of December 27, 2001 (in thousands):

Theatre lease rejection and contractual claims	$43,085
Other—tax claims	863

$43,948

(5)    Property and Equipment

        Property and equipment at December 27, 2001 and December 26, 2000 consists of the following (in thousands):

	2001	2000
Land	$23,486	28,616
Buildings and leasehold improvements	253,962	261,084
Furniture, fixtures, and equipment	131,553	149,180

	409,001	438,880
Accumulated depreciation and amortization	(100,015)	(87,171)

	308,986	351,709
Construction in progress	—	180

Property and equipment, net	$308,986	351,889

(6)    Reorganization Costs

        The Company has incurred Reorganization related charges of approximately $19.5 million and $18.1 million for the fiscal years ended December 27, 2001 and December 26, 2000, respectively. Reorganization Costs are directly associated with the reorganization proceedings under the Company's Chapter 11 Filings and subsequent Plan. Significant items included in such costs are amounts related to (a) landlord claims related to the rejection of unexpired leases, (net of deferred lease and capital lease obligations), (b) claims related to rejected executory contracts (including construction contracts), (c) the write-off of deferred financing costs, and (d) professional and advisory fees incurred directly related to and subsequent to the bankruptcy filing. Reorganization costs (gains) recorded in fiscal 2001 and 2000 consisted of (in thousands):

	December 27, 2001	December 26, 2000
Theatre lease rejection claims and rejected executory contracts (net of write-off of deferred lease and capital lease obligations of $7,569 in 2001 and $5,865 in 2000)	$5,176	11,190
Professional advisory fees	13,907	4,184
Write-down of unamortized deferred financing costs associated with prepetition debt	—	1,052
Retention bonus (paid upon completion of Reorganization)	1,297	—
Other	567	1,874
Interest income (prior to Effective Date)	(1,495)	(194)

	$19,452	18,106

(7)    Restructuring Charges

        The Company incurred a charge of approximately $1.6 million associated with change in control payments for ten senior executives during the year ended December 27, 2001. These charges have been reflected as Restructuring Charges in the consolidated statement of operations and comprehensive loss. As of December 27, 2001, approximately $1.4 million has been paid.

(8)    Net Loss on Sale and Impairment of Long-Lived Assets

        The following table reflects the amounts recorded in operations relating to impaired assets, closed theatres, and sales of assets (in thousands):

	2001	2000	1999
Write-off of property and equipment associated with theatre closures	$14,374	19,202	—
Impairment charges	4,420	1,818	31,253
Gain on sale of assets	(741)	(13,027)	(613)
Write-off of lease rights related to closed theatres	168	2,969	—

	$18,221	10,962	30,640

(9)    Debt Obligations

        As a result of the Plan described in note 1, substantially all of the debt existing prior to the Effective Date was restructured into a $180 million senior credit facility and a $10 million senior unsecured subordinated note. Long-term debt consists of the following at December 27, 2001 and December 26, 2000 (in thousands):

	December 27, 2001	December 26, 2000
Senior secured term loan	$180,000	213,500
Less current portion	(12,600)	(213,500)

Long term debt	$167,400	—

        The senior secured term loan is secured by substantially all assets of the Company and bears interest at Libor plus a margin, as defined (6.28% at December 27, 2001). Interest is payable monthly and principal payments are due in various amounts ranging from $2.1 million to $9.1 million beginning June 27, 2002 and continuing quarterly through March 31, 2005, with a final principal payment of $126.7 million due on the maturity date of June 30, 2005. Mandatory prepayments are required based on certain events such as receipt of cash proceeds related to dispositions of assets, refinancing of indebtedness or when allowed claims under the Plan elect or receive the unsecured note option. The senior secured term loan agreement contains various affirmative, restrictive and financial covenants, including various financial ratios and relationships. In addition to these covenants, there are also certain events, as defined, that would constitute an event of default including, but not limited to, cross-defaults, change in control, or conditions that could be expected to have a material adverse effect on the Company, as defined. The Company was in compliance with the covenants at December 27, 2001.

        The senior unsecured subordinated notes are payable to shareholders of the Company. The notes bear interest at 13% per year with principal and interest due on September 29, 2005.

        The aggregate annual maturities of long-term debt and senior unsecured subordinated notes payable to shareholders are as follows:

Year ending December:
2002	$12,600
2003	16,800
2004	20,200
2005	140,725

Total	$190,325

(10)    Lease Obligations

        (a)    Lease Commitments

          Certain of the Company's theatres and equipment are leased under noncancelable leases expiring in various years through 2034. The theatre leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount, and the payment of property taxes, common area maintenance, insurance, and repairs. The Company, at its option, can renew a substantial portion of its theatre leases, at the then fair rental rate, for various periods with renewal periods ranging from 5 to 20 years. Certain lease agreements are subject to financial covenants. Based on financial results for the year ended December 27, 2001, the Company became in default on three lease agreements at December 27, 2001. However, Company has received waivers on two of the defaults in exchange for lease guarantees executed by certain Company shareholders. One of the landlords has not waived the default but has not taken any action with respect to the rights and remedies under the lease agreement. The Company does not believe that this matter could reasonably be expected to have a material adverse effect on its financial condition, results of operation, or liquidity.

          Upon the approval of the Bankruptcy Court, the Company rejected certain executory contracts, including leases, under the relevant provisions of the Bankruptcy Code. Rejection of a lease gives the lessor the right to assert a prepetition claim against the Company as though the lease had been terminated immediately before the date of the Chapter 11 filing. However, the amount of the claim may be limited by the Bankruptcy Code. Estimated claims for rejected leases and rejected executory contracts (net of deferred lease and capital lease obligations) of $5.2 million and $11.2 million are included in reorganization costs for fiscal 2001 and 2000, respectively (see note 6).

          Future minimum noncancelable operating lease commitments are as follows (in thousands):

Other
Year ending December:
2002	$41,089
2003	40,958
2004	40,404
2005	39,613
2006	39,413
Thereafter	499,833

Total minimum lease payments	$701,310

          The Company incurred base and contingent rent expense of $40.3 million, $43.8 million, and $34.5 million for fiscal 2001, 2000, and 1999, respectively.

        (b)    Sale-Leaseback Transactions

          During 2000, the Company entered into two sale-leaseback transactions with a related party whereby the Company sold and leased back certain properties. The sale resulted in a $3.9 million gain which was deferred and is being amortized over the life of the leaseback. As part of this transaction, an additional location was sold ($3.7 million) with a portion of the building being leased back for corporate use. This resulted in a $621,000 gain being recognized in 2000 and the remaining $1.0 million gain being deferred and amortized over the life of the leaseback. The related leases are being accounted for as operating leases.

          During 1999, the Company entered into four sale-leaseback transactions whereby the Company sold and leased back four theatres. The sales of three theatres resulted in a $1.2 million gain which was deferred and is being amortized over the life of the leasebacks. The sale of the other theatre resulted in a $343,000 loss which was recognized in 1999. The related leases are being accounted for as operating leases.

(11)    Income Taxes

        The components of the income tax provision for the years ended December 27, 2001 and December 26, 2000 are as follows (in thousands):

	2001	2000	1999
Federal:
Current	$—	439	115
Deferred	—	(338)	—
State:
Current	114	279	200
Deferred	—	—	321

Income taxes	$114	380	636

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 27, 2001 and December 26, 2000 are as follows (in thousands):

	2001	2000
Deferred tax assets:
Capital leases	$—	32
Impairment of long-lived assets	8,837	5,195
Deferred lease obligation	6,912	244
Net operating loss carryforward	5,192	4,451
Gain on sale leaseback	2,708	—
Bankruptcy related liabilities and claims	16,226	2,895
Goodwill for tax purposes	2,360	—
Other	1,020	—

Total gross deferred tax assets	43,255	12,817
Valuation allowance	(34,101)	(11,764)

Net deferred tax assets	9,154	1,053

Deferred tax liabilities:
Depreciation and amortization	9,154	198
Other	—	855

Total gross deferred tax liabilities	9,154	1,053

Net deferred tax liabilities	$—	—

        In determining the possible future realization of deferred tax assets, future taxable income from the following sources are taken into account: (a) the reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire. As of December 27, 2001 the valuation allowance against deferred tax assets amounted to $34.1 million. Net operating loss carryforwards at December 27, 2001 are approximately $13.0 million for federal tax purposes, expiring through 2021.

        The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, the Company's ability to utilize net operating losses may be limited as a result of such an "ownership change," as defined in the Internal Revenue Code. The net operating loss carryforwards attributable to Edwards Entertainment 2000 before the Recapitalization by the Company may be further limited according to these provisions.

        The reconciliation of the difference between income taxes computed using the statutory U.S. income tax rate and the provision for income taxes is as follows (in thousands):

	2001	2000
Expected federal income tax benefit	$(10,751)	(15,536)
State taxes	114	279
Expected tax expense on income earned by pass through entities	—	11,085
Net deferred tax assets recorded upon conversion to C Corporation	(10,545)	—
Change in valuation allowance	22,337	5,302
Other	(1,041)	(750)

	$114	380

(12)    Related Party Transactions

        (a)    Advances to Officers, Employees, and Others

          Through 2000, the Company had made advances to officers, employees, and others which were non-interest bearing and due on demand. During 2000, management of the Company determined the balance of the advances were not collectible, therefore, a valuation allowance of $1.2 million was recorded against the advances in 2000. The charge was recorded in general and administrative expenses.

        (b)    Advances to Stockholders

          As of December 26, 2000, advances to certain Debtor stockholders aggregated approximately $3.9 million, including accrued interest. During 2000, management of the Company determined the advances were not collectible; therefore, a valuation allowance of $3.9 million was recorded against the advances in 2000. The charge was recorded in general and administrative expenses.

        (c)    Edwards Cinema Plaza Escondido

          Edwards Cinema Plaza Escondido (ECPE), a company owned principally by Debtor stockholders, leased a theatre complex to Edwards Escondido Venture until May 2000. As of May 2000, the Company had a note receivable approximating $2.2 million due from ECPE. In May 2000, the theatre complex in Escondido was transferred from ECPE to the Company in exchange for forgiving the note receivable. The fair market value of the land was approximately $2.2 million, accordingly, no gain or loss was recorded.

        (d)    Employment Agreement

          During fiscal 2001, the Company entered into an employment agreement with a shareholder. The employment agreement provides for an annual base salary of $300,000 and expires in 2006.

        (e)    Noncompete Agreements

          The Company entered into three separate five-year noncompete agreements with three Debtor shareholders in connection with the Recapitalization. The present value of the future obligations of

  $2.7 million are included in other assets and other long-term liabilities at December 27, 2001. The liability will be reduced as cash payments are made over the five-year term, and the asset will be amortized ratably over the life of the agreements.

        (f)    Debt Conversion by Shareholder

          The Investor Group held approximately $24.0 million in bank debt and approximately $0.6 million in accrued interest as of the Effective Date, which was converted into a (i) $10 million senior unsecured subordinated note and (ii) 16,000 shares of Series A preferred stock and approximately 146,000 shares of Class A common stock.

        (g)    Shareholder Distribution

          In connection with the Plan, the Debtors shareholders received a $6.0 million cash distribution for 100% of their equity interest in CAMCO, which was a nondebtor entity owned by the Debtor shareholders. CAMCO was merged with and into the Company on the Effective Date.

        (h)    Legal Services

          A board member is a partner of a law firm that provided legal services to the Debtors and the Company during fiscal 2001 and which received approximately $3.0 million in cash payments.

(13)    Stockholders' Equity

        (a)    Authorized Shares

          The Company's Amended and Restated Certificate of Incorporation authorizes the issuance of two classes of stock designated as common stock and preferred stock. The Company is authorized to issue 11,000,000 shares. The total authorized number of shares of common stock, par value $0.001 per share, is 10,000,000, of which 2,000,000 shares are designated Class A common stock and 2,000,000 shares are designated Class B common stock. The total authorized number of shares of preferred stock, par value $0.001 is 1,000,000, of which 56,000 shares are designated Series A preferred stock and 15,000 shares are designated Series B preferred stock.

        (b)    Voting Rights

          Class A common stockholders have the right to two votes per share. Class B common stockholders have the right to one vote per share. Series A and B preferred stockholders have the right to four votes per share. The Class A common stock, Class B common stock, the Series A preferred stock, and the Series B preferred stock shall vote together, without distinction between classes or series.

        (c)    Dividends and Distributions

          Any dividends declared by the board of directors in excess of preferred dividends will be paid as follows: (i) 10.2% to the Series A preferred stockholders, (ii) 9.8% to the Series B stockholders, and (iii) 80% to common stockholders, on a pro rata basis in each respective category.

(14)    Redeemable Preferred Stock

        In connection with the Plan, the Company issued 56,000 and 15,000 shares of $0.001 par value, mandatorily redeemable Series A preferred stock and Series B preferred stock, respectively. The Company received $41.4 million in cash and $14.6 million in bank debt for the Series A preferred stock and Class A common stock. The Company estimated the fair value of the Series A preferred stock and Series B preferred stock to be $707.73 and $487.61 per share, respectively, using a discounted cash flow approach. The fair value of the Series B preferred stock issued to the Debtor shareholders of $7.3 million was treated as a distribution in the accompanying consolidated statement of stockholders' equity. The increase in fair value of the Series A preferred stock and Series B preferred stock, from $707.73 and $487.61 per share, respectively, to their redemption value of $1,000 per share, will accrete through a charge directly to retained earnings through the mandatory redemption date of October 2, 2008, using the effective interest method. The total discount from the liquidation value for the Series A and B preferred stock was $16.4 million and $7.7 million, respectively.

        The rights, preferences and privileges of the Series A preferred stock and Series B preferred stock are as follows:

        (a)    Dividend Provisions

          Dividends, if declared by the board of directors, are payable annually in arrears on October 1st of each year, commencing on October 1, 2002. The Series A preferred stockholders are entitled to receive an annual dividend of $120 per share and if not declared by the board of directors or if paid after the payment date, interest will accrue on the dividend at a rate of 12% per year, compounded annually. The Series B preferred stockholders are entitled to receive an annual dividend of $80 per share and if not declared by the board of directors or if paid after the payment date, interest will accrue on the dividend at a rate of 12% per year, compounded annually.

        (b)    Liquidation Preference

          Upon the occurrence of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (Liquidation), the holders of the Series A preferred stock will be paid, before any distribution or payment is made to the holders of Series B preferred stock and common stock, (i) $1,000 per share (as adjusted for any unpaid dividends, splits or recapitalizations) plus (ii) all accrued and unpaid dividends (Series A Preferred Liquidation Preference).

          After the Series A Liquidation Preference has been paid to the holders of the Series A preferred stock, the holders of the Series B preferred stock are entitled to be paid (i) $1,000 per share (as adjusted for any unpaid dividends, splits, or recapitalizations) plus (ii) all accrued and unpaid dividends (Series B Preferred Liquidation Preference).

          After the holders of the Series A and B preferred stock have received their Liquidation Preferences, the remaining assets of the Company will be distributed (i) 10.2% on a pro rata basis to the holders of the Series A preferred stock (ii) 9.8% on a pro rata basis to the holders of the Series B preferred stock and (iii) 80% on a pro rata basis to the holders of the common stock

        (c)    Conversion Rights

          The Series A and B preferred stock have no conversion rights.

        (d)    Voting Rights

          Holders of the each share of both Series A and B preferred stock have the right to vote four votes for each share.

        (e)    Optional Redemption

          The Company has the right to redeem, at any time, all or any of the shares of the Series A and B preferred stock by paying the liquidation preferences plus a redemption premium.

        (f)    Mandatory Redemption

          The Company will redeem, on October 2, 2008 all of the outstanding shares of the Series A and B preferred stock by paying the liquidation preferences plus the redemption premiums.

        (g)    Conditional Investment and Equity Redemption

          As part of the Plan, the Series A preferred stockholders are required to contribute to the Company $0.90 in cash for each $1.00 of allowed Class 5A general unsecured claims that exceed $55 million but are less than $70 million, and the Series A preferred stockholders will concurrently receive from the existing Series B preferred stockholders $1.00 in Series B preferred stock (with a liquidation preference of $1.00 per share) for each $0.90 in cash so contributed.

          If the amount of allowed Class 5A general unsecured claims exceed $70 million, the Series A preferred stockholders are required to contribute to the Company $0.90 in cash for each $1.00 of claims allowed in excess of $70 million (see note 15(a)), and the Series A preferred stockholders will concurrently receive $1.00 in Series C convertible preferred stock for each $1.00 in cash so contributed. In addition, for each $93.75 contributed in cash under this provision by the Series A preferred stockholders for claims allowed in excess of $70 million, the Company will redeem one share of Series B common stock, up to a total of 480,000 shares.

          In accordance with the Plan, the proceeds from the Series B preferred stock will be deposited into the restricted cash account and distributed in payment of allowed Class 5A claims.

          The proceeds from the sale of the Series C convertible preferred stock will be applied by the Company to purchase shares of Class B common stock at a price of $93.75 per share until a total of 480,000 shares of Class B common stock have been purchased. The cash will be deposited into the restricted cash account and will be used to pay allowed Class 5A claims.

(15)    Commitments and Contingencies

        (a)    Claims, Lawsuits, and Bankruptcy Proceedings

          The Company is involved in a number of claims, lawsuits and proceedings that arose from filing its voluntary petition for relief under Chapter 11 in U.S. Bankruptcy Court. During the period from the Petition Date to the Effective Date of the Plan, the Company had the right, subject to the approval of the Bankruptcy Court, under the relevant provisions of the Bankruptcy Code, to assume or reject certain executory contracts (including construction contracts) and unexpired leases, including real property leases. Certain parties to such executory contracts and unexpired leases with the Company, including parties to such real property leases, may file motions with the Bankruptcy Court seeking to require the Company to assume or reject those contracts or leases. In this context, "assumption" requires that the Company cure, or provide adequate assurance that it will cure, all existing defaults under the contract or lease and provide adequate assurance of future performance under relevant provisions of the Bankruptcy Code; and "rejection" means that the Company is relieved from its obligations to perform further under the contract or lease. Rejection of an executory contract or lease may constitute a breach of that contract assuming, among other things, the enforceability of that contract, and may afford the nondebtor party the right to assert a claim against the bankruptcy estate for damages arising out of the breach, which claim shall be allowed or disallowed as a pre-petition claim.

          Prepetition claims that were contingent, unliquidated, or disputed as of the commencement of the Company's Chapter 11 cases, including, without limitation, those that arose in connection with rejection of executory contracts or unexpired leases, may be allowed or disallowed. Certain claims were fixed by the Bankruptcy Court or otherwise settled or agreed upon by the parties. However, certain claims remained unsettled upon Reorganization and are subject to ongoing negotiation and possible litigation. The aggregate unsettled claims against the Company approximate $150 million at December 27, 2001 based upon the claims filed with the Bankruptcy Court.

          Based on the complexity of the matters and the number of cases, management is not able to estimate a reasonably possible range of loss for these claims. Under Statement of Financial Accounting Standards No. 5, Accounting For Contingencies, the Company has not accrued for any possible losses that cannot be estimated. However, the Company has a balance accrued of approximately $44 million as of December 27, 2001 as its estimate of the probable costs to resolve the outstanding matters for which an estimate of probable loss can be made, which is recorded in bankruptcy related liabilities and claims (see note 4). These amounts were determined by management, based on its examination of these matters, its experience to date, and discussions with legal counsel. It is reasonably possible in the near term that the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period. The Company has a Conditional Investment and Equity Redemption provision with the Investor Group if the ultimate settlement of these claims exceeds certain amounts (see note 14(g)). As a result, the Company does not expect the ultimate resolution of these matters to have a material adverse effect on its financial position or liquidity.

        (b)    Litigation

          The Company is subject to other claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(16)    Subsequent Events

        In January 2002, the Company announced that it would be relocating its corporate headquarters to Knoxville, Tennessee. In connection with the relocation, the Company expects to record a charge in the first quarter of fiscal 2002, primarily for employee related costs and write down of certain assets to net realizable values. The move is expected to be substantially completed by May 2002.

        On March 7, 2002, the Company amended its $180 million Restructured Term Credit Agreement which allowed it to change the Company's fiscal year end to December 27, 2001.

        On April 12, 2002, the Company's stockholders exchanged 100% of their equity interests in Edwards Theatres, Inc. for equity ownership in Regal Entertainment Group (REG). REG is an entity formed and controlled by Anschutz. Also on April 12, 2002, REG exchanged its stock for stock in three other theatre companies commonly controlled by Anschutz.

        On April 17, 2002, approximately $180 million principal amount of the senior bank debt and $10.3 million principal amount of senior unsecured subordinated notes payable were repaid with proceeds received from REG.

        On April 17, 2002, the Company redeemed its Series A and Series B preferred stock for approximately $75 million with proceeds received from REG. In connection with the repayment of the indebtedness and redemption of the subordinated notes and preferred stock, the Company became a wholly owned subsidiary of Regal Cinemas, Inc.

EDWARDS THEATRES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In Thousands, Except Share Data)

	March 28, 2002	December 27, 2001
Assets
Current assets:
Cash and cash equivalents	$38,503	44,575
Restricted cash	23,628	28,151
Accounts receivable	595	1,194
Inventories	1,062	997
Prepaid expenses and other current assets	8,426	4,163

Total current assets	72,214	79,080
Property and equipment, net	304,940	308,986
Other assets	8,769	9,337

	385,923	$397,403

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	13,663	$23,358
Accrued liabilities	20,117	12,314
Deferred revenue	12,710	14,967
Current portion of long-term debt	14,700	12,600
Bankruptcy related liabilities and claims	31,911	43,948

Total current liabilities	93,101	107,187

Long-term debt	165,300	167,400
Senior unsecured subordinated notes payable to shareholders	10,650	10,325
Deferred gain on sale-leaseback of assets	6,179	6,297
Accrued lease obligations	18,289	17,281
Other long-term liabilities	5,300	4,272

Total long-term liabilities	205,718	205,575

	298,819	312,762

Commitments and contingencies
Preferred stock, $0.001 par value, 1,000,000 shares authorized:
Redeemable cumulative Series A preferred stock, $0.001 par value (liquidation and redemption value of $56,000,000), issued and outstanding 56,000 shares	39,774	39,703
Redeemable cumulative Series B preferred stock, $0.001 par value (liquidation and redemption value of $15,000,000), issued and outstanding 15,000 shares	7,360	7,337
Stockholders' equity:
Common stock, $0.001 par value, 10,000,000 shares authorized in 2001:
Class A common stock, $0.001 par value. Authorized 2,000,000 shares; issued and outstanding 510,000 shares	1	1
Class B common stock, $0.001 par value. Authorized 2,000,000 shares; issued and outstanding 490,000 shares	1	1
Additional paid-in capital	38,889	38,889
Retained earnings (accumulated deficit)	1,079	(1,290)

Total stockholders' equity	39,970	37,601

	385,923	$397,403

See accompanying notes to unaudited condensed consolidated financial statements.

EDWARDS THEATRES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In Thousands)

	Quarter Ended
	March 28, 2002	March 29, 2001
Net revenues:
Admissions	$64,636	60,695
Concessions	24,041	20,914
Other	1,759	753

Total net revenues	90,436	82,362

Costs and expenses:
Film exhibition costs	32,267	31,724
Concession costs	3,404	3,981
Other theatre operating expenses	31,037	31,190
General and administrative expenses	4,210	3,657
Depreciation and amortization	7,489	6,721
Legal and professional fees—restructuring related	5,800	183
Net loss on sales and impairments of long-lived assets	—	(96)

Total costs and expenses	84,207	77,360

Operating income (loss)	6,229	5,002

Other income (expense):
Interest and other income	129	—
Interest expense	(3,441)	(6,428)

Total other expense	(3,312)	(6,428)

Reorganization costs (recovery), net	—	(2,470)

Income before income taxes and extraordinary item	2,917	1,044
Income taxes	1,161	—

Income before extraordinary item	1,756	1,044
Extraordinary gain on extinguishment of debt	707	—

Net income	2,463	1,044
Less accretion of redeemable preferred stock to redemption value	94	—

Net income applicable to common stockholders	2,369	1,044

See accompanying notes to unaudited condensed consolidated financial statements.

EDWARDS THEATRES, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Quarter Ended
	March 28, 2002	March 29, 2001
Cash flows from operating activities:
Net income	2,463	1,044
Adjustments to reconcile net loss to net cash provided by operating activities:
Noncash reorganization items	—	(4,179)
Extraordinary gain on extinguishment of debt	(1,174)	—
Depreciation and amortization	7,489	6,721
Amortization of deferred gain on sale leaseback	(118)	(118)
Amortization of deferred issuance costs	405	328
Net loss on sales and impairments of long-lived assets	—	(96)
Changes in operating assets and liabilities:
Accounts receivable, prepaid expenses, and inventories	(3,729)	1,381
Accounts payable and accrued liabilities	(1,126)	2,338
Deferred revenue	(2,257)	(1,435)
Other long-term liabilities	262	371
Deferred lease obligations	1,008	1,106
Bankruptcy related claims	(10,863)	—

Net cash provided by (used in) operating activities	(7,640)	7,461

Cash flows from investing activities:
Purchases of property and equipment	(3,277)	(1,167)
Proceeds from sale of property and equipment	—	86
Change in other assets	(3)	10
Increase in restricted cash—funding of Class 5A claims reserve	(6,000)	—
Decrease in restricted cash—payments of Class 5A allowed claims	10,523	—

Net cash provided by (used in) investing activities	1,243	(1,071)

Cash flows from financing activities:
Principal payments on capital lease obligations	—	(27)
Interest on subordinated debt	325	—

Net cash provided by (used in) financing activities	325	(27)

Net increase (decrease) in cash and cash equivalents	(6,072)	6,363
Cash and cash equivalents at beginning of period	44,575	42,145

Cash and cash equivalents at end of period	38,503	48,508

See accompanying notes to unaudited condensed consolidated financial statements.

EDWARDS THEATERS, INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Quarters ending March 28, 2002 and March 29, 2001

(1)    Basis of Presentation

        The primary business of the Company is the operation of motion picture theatres.

        The financial statements of the Company for March 29, 2001 present the combined financial statements of certain corporations, partnerships and LLC's, all of which were under common control. In connection with the recapitalization agreement, in September 2001 the entities under common ownership prior to the recapitalization were merged into Edwards Theatres, Inc., with the remaining entities becoming wholly owned subsidiaries of Edwards Theatres, Inc.

        The Company, without audit, has prepared the condensed consolidated balance sheet as of March 28, 2002, and the condensed consolidated statements of operations and cash flows for the quarters ended March 28, 2002 and March 29, 2001, respectively. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented have been made. The December 27, 2001 information is derived from the audited December 27, 2001 consolidated financial statements, included elsewhere herein. Users should read these condensed consolidated financial statements in conjunction with the consolidated financial statements and notes thereto included in the audited financial statements. The results of operations for the quarter ended March 28, 2002 are not necessarily indicative of the operating results for the full year.

(2)    New Accounting Pronouncements

        In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which the Company will adopt on December 28, 2001, the first day of its fiscal 2002 year. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The adoption of this standard did not have a material impact on the financial statements of the Company.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of SFAS No. 144 did not have a material impact on the financial statements of the Company.

(3)    Relocation

        In January 2002, the Company announced that it would be relocating its corporate headquarters to Knoxville, Tennessee. In connection with the relocation, the Company recorded a charge in the first quarter of fiscal 2002 of $3.1 million, primarily for employee related costs and write down of certain assets to net realizable values. The move is expected to be substantially completed by mid-2002.

(4)    Subsequent Events

        On April 12, 2002, the Company's stockholders exchanged 100% of their equity interests in Edwards Theatres, Inc. for equity ownership in Regal Entertainment Group (REG). REG is an entity formed and controlled by Anschutz. Also on April 12, 2002, REG exchanged its stock for stock in three other theatre companies commonly controlled by Anschutz.

        On April 17, 2002, approximately $180 million principal amount of the senior bank debt and $10.3 million principal amount of senior unsecured subordinated notes payable were repaid with proceeds received from REG.

        On April 17, 2002, the Company redeemed its Series A and Series B preferred stock for approximately $75 million with proceeds received from REG. In connection with the repayment of the indebtedness and redemption of the subordinated notes and preferred stock, the Company became a wholly owned subsidiary of Regal Cinemas, Inc.

$350,000,000
Regal Cinemas Corporation
Series B 9 3/8% Senior Subordinated Notes Due 2012

Prospectus

Dated July 10, 2002

        DEALER PROSPECTUS DELIVERY OBLIGATION. Until October 10, 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.